





2026 Proxy Statement & Annual Report

H&R BLOCK®

2026
PROXY STATEMENT



AVAILABLE
YEAR-
ROUND
H&R BLOCK

H&R BLOCK

H&R BLOCK

One H&R Block Way
Kansas City, Missouri 64105

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 10, 2026

Date and Time

Tuesday, November 10, 2026
12:30 p.m. Central Time

Virtual Meeting Site

www.virtualshareholdermeeting.com/HRB2026

	Items of Business:	Our Board of Directors Recommends You Vote:
1.	Election of the nine nominees for director named in this proxy statement (See page 5);	**FOR** each nominee
2.	Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2027 (See page 64);	**FOR** the ratification of the appointment
3.	Advisory approval of the Company's named executive officer compensation (See page 65);	**FOR** approval, on an advisory basis
4.	Approval of the 2026 Long Term Incentive Plan (See page 66); and	**FOR** approval
5.	To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.	

These items of business are more fully described in the proxy statement accompanying this notice. The Board of Directors has fixed the close of business on September 15, 2026 as the record date for determining shareholders of the Company entitled to receive notice of and vote at the meeting and any adjournment or postponement thereof.

To be admitted to the meeting online, you must enter the Control Number found on your proxy card, voting instruction card, or notice of availability of proxy materials. A list of shareholders entitled to vote at the meeting will be made available during the meeting at the website referenced above.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING VIRTUALLY, WE URGE YOU TO VOTE YOUR SHARES VIA THE TOLL-FREE TELEPHONE NUMBER OR OVER THE INTERNET, AS PROVIDED IN THE ENCLOSED MATERIALS. IF YOU REQUESTED A PROXY CARD BY MAIL, YOU MAY SIGN, DATE, AND MAIL THE PROXY CARD IN THE ENVELOPE PROVIDED.

By Order of the Board of Directors,

Katharine M. Haynes

KATHARINE M. HAYNES
Vice President and Corporate Secretary

Kansas City, Missouri
September 29, 2026

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 10, 2026.

The Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended June 30, 2026 are available at www.proxyvote.com.

H&R BLOCK

September 29, 2026

Dear Fellow Shareholders,

Fiscal 2026 was a year of meaningful progress for H&R Block. We delivered strong financial and operational results while advancing our long-term strategy, generating revenue growth of approximately 4.9%, producing strong operating cash flow, and improving Assisted category client conversion and retention. We also continued our commitment to disciplined capital allocation, returning approximately $714 million to shareholders through dividends and share repurchases, and again approving an annual increase in the quarterly dividend. These results reflect the strength of our business, the dedication of our associates, and the value of our expert-led, technology-enabled strategy.

Throughout the year, the Board remained actively engaged in overseeing the Company's strategy, talent development, and succession planning, including the transition of President and Chief Executive Officer from Jeff Jones to Curtis Campbell. Fiscal 2026 was also an important year of Board refreshment. We welcomed Geralyn Breig, Christian Charnaux, and Stephanie Plaines to the Board, adding significant expertise in consumer engagement, strategic growth, global operations, and financial leadership. Their diverse backgrounds and fresh perspectives further strengthen the Board's ability to support the Company's strategic priorities and long-term growth objectives.

At this year's Annual Meeting, we will also recognize the retirement of Robert (Bob) Gerard and Matt Winter, both of whom have made significant contributions to H&R Block over many years of service. On behalf of the entire Board, I thank Bob and Matt for their leadership, dedication, and unwavering commitment to the Company and its shareholders. Throughout Bob's tenure as Chairman and a Board member, he helped guide the Company through periods of transformation while maintaining a steadfast focus on creating long-term value. Matt's insights, integrity, and service as Chair of the Compensation Committee have left a lasting mark on the Company and have helped shape H&R Block into the strong organization it is today.

Looking ahead, we remain confident in H&R Block's strategic direction. We see growing evidence that our expert-led, technology-enabled strategy is strengthening client outcomes, improving the quality of our business, and enhancing our competitive position.

Please join us for the 2026 Annual Meeting, which will be held virtually again this year. Whether or not you plan to attend the meeting on November 10, we encourage you to vote your shares in advance through one of the options described in the Proxy Statement. On behalf of the Board of Directors, I thank you for your continued support and engagement.

Best regards,

Richard A. Johnson
Chairman of the Board

TABLE OF CONTENTS

HELPFUL RESOURCES

Where You Can Find Additional Information

Annual Meeting

Proxy Statement

https://investors.hrblock.com/financial-information/proxy-statements

Annual Report

https://investors.hrblock.com/financial-information/annual-reports

Voting via the Internet Before the Annual Meeting:

www.proxyvote.com

Attending the Annual Meeting by Internet:

www.virtualshareholdermeeting.com/HRB2026

Board of Directors

https://www.hrblock.com/tax-center/board-of-directors/

Governance Documents

https://investors.hrblock.com/corporate-governance

- Amended and Restated Articles of Incorporation
- Amended and Restated Bylaws
- Code of Business Ethics & Conduct
- Board of Directors Independence Standards
- Political Activities Policy and Voluntary Annual Reports
- Corporate Governance Guidelines
- Committee Charters

Investor Relations

https://investors.hrblock.com

Corporate Responsibility and Sustainability Matters

https://investors.hrblock.com/corporate-governance/esg-corporate-responsibility

Definition of Certain Frequently Used Terms or Abbreviations[1]

Annual Meeting	2026 annual meeting of shareholders
Articles	Amended and Restated Articles of Incorporation of H&R Block, Inc.
Board or Board of Directors	H&R Block, Inc. Board of Directors
Bylaws	Amended and Restated Bylaws of H&R Block, Inc.
CEO	Chief Executive Officer
CFO	Chief Financial Officer
Deloitte	Deloitte & Touche LLP
DRSUs	Director Restricted Share Units
DSUs	Deferred Stock Units
IRS	Internal Revenue Service
LTI	Long-Term Incentive
NEO	Named Executive Officer
NYSE	New York Stock Exchange
PSUs	Performance Share Units
RSUs	Restricted Share Units
SEC	Securities and Exchange Commission
STI	Short-Term Incentive

[1] Additional defined terms may be found throughout this proxy statement.

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This proxy statement is provided in connection with the solicitation of proxies by the Board of H&R Block, Inc., a Missouri corporation ("H&R Block" or the "Company" or "we"), for use at the Annual Meeting to be held virtually on Tuesday, November 10, 2026 at 12:30 p.m. Central Time. References to the Annual Meeting in this proxy statement include any adjournment or postponement thereof. We are holding the Annual Meeting solely by means of remote communication, as we believe that hosting a virtual meeting enables greater shareholder attendance from any location around the world, as demonstrated by the level of shareholder attendance at our prior virtual annual meetings. We designed the format of the virtual Annual Meeting to ensure that our shareholders who attend the virtual Annual Meeting will be afforded comparable rights and opportunities to participate as they would at an in-person meeting. See below under Questions and Answers About the Annual Meeting and Voting for more information. You can attend the Annual Meeting online, vote your shares, and submit questions prior to and during the meeting by visiting **www.virtualshareholdermeeting.com/HRB2026**.

This proxy statement contains information about the matters to be voted on at the meeting and the voting process, as well as information about our directors and executive officers. Please refer to Questions and Answers About the Annual Meeting and Voting beginning on page 79 for the answers to certain frequently asked questions about the Annual Meeting and this proxy statement. Our proxy materials were first sent or made available to shareholders on or about September 29, 2026.

PROXY STATEMENT INTRODUCTION

FISCAL YEAR 2026 HIGHLIGHTS

Fiscal year 2026 marked the first year of our new expert-led, technology-enabled strategy. Our disciplined execution drove improved performance, enhanced the durability of our business, and strengthened the foundation for long-term growth. Through continued progress against our strategic priorities and disciplined capital allocation practices, we delivered the following results in fiscal year 2026:

In millions, except per share amounts	FY26	FY25	Change
Revenue	$3,945.4	$3,761.0	4.9%
Operating Expenses	$3,037.7	$2,933.0	(3.6)%
Net Income	$736.3	$609.5	20.8%
EBITDA[1]	$1,056.9	$976.3	8.3%
Earnings Per Share	$5.69	$4.42	28.7%
Adjusted Earnings Per Share[1]	$5.31	$4.66	13.9%

Note: All amounts represent results from continuing operations. All per share amounts are based on weighted average fully diluted shares over the corresponding period.

(1) Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted earnings per share (EPS) are non-GAAP financial measures. For more information regarding financial measures not prepared in accordance with generally accepted accounting principles ("GAAP") that are disclosed in this proxy statement and for a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, see "Non-GAAP Financial Information" beginning on page 32 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2026 filed with the SEC on August 14, 2026.

In fiscal year 2026, we also repurchased approximately $500 million of our common stock at an average price of $47.48 per share. Since 2016, the Company has returned more than $5.2 billion to shareholders in the form of share repurchases and dividends. The Company has paid quarterly dividends consecutively since becoming public in 1962.

GOVERNANCE HIGHLIGHTS

Board Composition

The Governance and Nominating Committee (the “G&N Committee”) works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors, as described in detail on page 6. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company’s success and represent shareholder interests through sound judgment. The Board desires to maintain an overall balance of experience, continuity, and fresh perspectives.

New Directors Elected in Fiscal Year 2026

As previously disclosed, on January 20, 2026, the Board increased the number of directors that constitute the Board from eight to eleven and elected Geralyn R. Breig, Christian H. Charnaux, and Stephanie C. Plaines to fill the resulting vacancies. The Board appointed Mr. Charnaux and Ms. Plaines to the Audit Committee and Ms. Breig to the Compensation Committee and G&N Committee.

In addition, as previously disclosed, Jeffrey J. Jones II retired as President and CEO of the Company and from the Board effective December 31, 2025. The Board appointed Curtis A. Campbell to succeed Mr. Jones as President and CEO and to fill the vacancy on the Board resulting from Mr. Jones’s retirement, effective January 1, 2026.

Director Retirements

As previously disclosed, each of Robert A. Gerard and Matthew E. Winter informed the Board on August 12, 2026 of their decisions not to stand for re-election following completion of their term at the Annual Meeting. In connection with the Annual Meeting, the Board set the number of directors that constitute the Board at nine, effective upon the commencement of the Annual Meeting.

Board Tenure and Refreshment


< 5 Years:
4 director nominees
(44%)
5 - 10 Years:
3 director nominees
(33%)
> 10 Years:
2 director nominees
(22%)

5 years: Average tenure of all director nominees

Board Profile

The Board believes that diversity of skills, experiences and backgrounds in the boardroom is critical to the Company's success and its ability to create long-term shareholder value. The diverse backgrounds of our individual directors improve the Board's oversight and evaluation of management on behalf of the shareholders and produce more creative thinking and better strategic decision-making by the Board. Although we do not have a formal policy concerning diversity of director nominees, the Board has made, and will continue to make, diversity across many areas a priority when considering director candidates.


45%
55%

5 of 9
Nominees are Female


45%
55%

5 of 9
Nominees are Ethnically Diverse


40s–11%
60s–33%
50s–55%

58
Average Age

Board and Committee Oversight of Artificial Intelligence

Artificial intelligence ("AI") is an increasingly important component of our expert-led, technology-enabled strategy. We leverage AI and other technologies to enhance the client experience, support our tax pros, improve operational efficiency, and drive innovation across the business. As AI capabilities continue to evolve, we are focused on deploying these technologies in a manner that advances our strategic objectives while maintaining the trust of our clients, associates, shareholders, and other stakeholders.

The Board oversees AI as a component of the Company's strategy, reviewing management's approach to leveraging AI to enhance the client experience, improve operational efficiency, and drive innovation. The Audit Committee is responsible for overseeing risks related to AI, including those associated with data privacy, cybersecurity, regulatory developments, operational integrity, responsible use considerations, and the effectiveness of the Company's governance and control environment. The Board and the Audit Committee receive regular updates from management on AI-related risks and mitigation strategies.

Management has established a Global Responsible AI Use Policy and governance framework designed to support the responsible development, deployment, and use of AI across the enterprise. The framework is intended to promote compliance with applicable laws and regulations, protect client and Company information, support human oversight and accountability, and align AI usage with the Company's purpose and risk management practices. As AI technologies continue to develop, management regularly evaluates and enhances governance processes, controls, and policies to reflect evolving business needs and stakeholder expectations.

The Board believes that responsible AI governance is an important element of the Company's long-term strategy and supports the Company's ability to deliver innovative solutions while maintaining the confidence and trust that are central to our business. For additional information regarding risks related to AI, please see Part I, Item 1A, Risk Factors, of our Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

Board and Committee Oversight of Corporate Responsibility, Sustainability, and Cybersecurity Matters

Our Corporate Governance Guidelines provide that the Board is responsible for oversight of the Company's policies, programs, and strategies regarding significant corporate responsibility and sustainability matters, which include, among other things, corporate social responsibility,

environmental sustainability, and human capital management. The Board receives, at least annually, an update from management regarding these matters and reviews related policies, programs, strategies, risks, and trends. The Board also has regular discussions each year on other human capital management topics, including belonging, top talent, succession planning, and associate engagement. The G&N Committee will review, and make recommendations regarding, corporate responsibility and sustainability matters when requested by the Board.

The Audit Committee is responsible for the oversight of policies and processes pertaining to the Company's enterprise risk management ("ERM") program and specifically considers risks and controls relating to, among other things, information and cybersecurity. Management briefs the Audit Committee on information security risks as a part of regular ERM reports, with a deep dive focused solely on information security at least annually. For additional information about our approach to cybersecurity, please see Part I, Item 1C of our Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

CORPORATE RESPONSIBILITY AND SUSTAINABILITY HIGHLIGHTS

At H&R Block, corporate responsibility and sustainability are integral to how we operate and create long-term value. Guided by our Purpose to provide help and inspire confidence, we focus on supporting our associates, strengthening communities, operating with integrity, and responsibly managing our environmental impact.

From our founding in Kansas City to serving millions of clients today, we have remained committed to making a positive difference through community investment, volunteerism, responsible business practices, and thoughtful stewardship of the resources used across our operations.

This year, we continued to advance these priorities by enhancing measurement of our environmental impacts, extending the life of office assets through reuse and recycling programs, and investing time and resources to strengthen local communities through Make Every Block Better. Supported by strong governance and a commitment to transparency, these efforts help build trust and create lasting value for our clients, associates, communities, and shareholders.

We are proud of the progress we have made and the path we are on. Additional information regarding these initiatives, including our Sustainability Accounting Standards Board (SASB) disclosures and other Corporate Responsibility & Sustainability reports, can be found on our Investor Relations website at https://investors.hrblock.com/corporate-governance/esg-corporate-responsibility.

The Board unanimously recommends a vote **FOR** the election of each nominee

PROPOSAL 1 – ELECTION OF DIRECTORS

Our Articles and Bylaws provide that the Board of Directors will be made up of seven to 12 members, with the exact number set by a majority of the entire Board. The Board currently consists of eleven directors, nine of whom are standing for re-election. As previously disclosed, each of Robert A. Gerard and Matthew E. Winter informed the Board on August 12, 2026 of their decisions not to stand for re-election following completion of their term at the Annual Meeting. Therefore, in connection with the Annual Meeting, the Board has nominated nine directors for election to serve until next year's annual meeting and has set the number of directors that constitute the Board at nine, effective upon the commencement of the Annual Meeting. Proxies cannot be voted for a greater number of persons than the number of nominees set forth in this Proposal 1.

The Articles and Bylaws provide that all of the directors shall be elected annually. Under the Bylaws, each director holds office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability, or removal from office. Any vacancy on the Board may be filled by a majority of the directors remaining in office. The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on the election and represented in person or by proxy shall promptly tender an irrevocable resignation to the Company's Board, subject only to the condition that the Board accept the resignation. The Board and the G&N Committee must consider and act on the resignation, as more fully described under "Corporate Governance — Mandatory Director Resignation Policies," on page 21. To be eligible to be a nominee as a director, whether nominated by the Board or a shareholder, a person must deliver to the Company a written agreement that such person will abide by this director resignation requirement.

The Board has nominated Geralyn R. Breig, Curtis A. Campbell, Christian H. Charnaux, Sean H. Cohan, Anuradha (Anu) Gupta, Richard A. Johnson, Mia F. Mends, Stephanie C. Plaines, and Victoria J. Reich for election as directors of the Company. Unless otherwise instructed, the appointed proxies will vote the shares represented by the proxy cards received by them for each of the nominees named below. Each nominee has consented to be named in this proxy statement and to serve as director if elected. If any nominee becomes unavailable for election for any reason, the Board may provide for a lesser number of directors or designate substitute nominees, and the proxies will be voted for the remaining nominees and any substitute nominees, unless otherwise instructed by a shareholder.

DIRECTOR NOMINATION PROCESS

The Board of Directors is responsible for nominating members for election to the Board and for filling any vacancies between annual meetings of shareholders. The G&N Committee is responsible for identifying, screening, and recommending director candidates to the entire Board. The G&N Committee works with the Board to determine the appropriate characteristics, skills, and experience for the Board as a whole and its individual members. In evaluating the suitability of individual Board members, the Board takes into account many factors as described below. The Board evaluates each individual in the context of the Board as a whole with the objective of retaining a group of directors with diverse and relevant experience that can best perpetuate the Company's success and represent shareholder interests through sound judgment.

The G&N Committee may seek the input of other members of the Board or management in identifying candidates who meet the criteria outlined above. In addition, the G&N Committee may use the services of consultants or a search firm. The G&N Committee will consider recommendations by the Company's shareholders of qualified director candidates for possible nomination by the Board. Shareholders may recommend qualified director candidates by writing to the Company's Corporate Secretary at H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. Submissions should include information regarding a candidate's background, qualifications, experience, and willingness

to serve as a director. Based on a preliminary assessment of a candidate's qualifications, the G&N Committee may conduct interviews with the candidate or request additional information from the candidate. The G&N Committee uses the same process for evaluating all candidates for nomination by the Board, including those recommended by shareholders. The Bylaws permit persons to be nominated as directors directly by shareholders under certain conditions. To do so, shareholders must comply with the advance notice requirements under the Bylaws as outlined in the "Shareholder Proposals and Nominations" section of this proxy statement. The Company did not receive notice from any shareholder prior to the deadline for submitting notice of an intention to nominate any additional persons for election as directors at the Annual Meeting.

Both the Board and the G&N Committee believe that diversity of skills, perspectives, backgrounds, and experiences among Board members improves the Board's oversight and evaluation of management on behalf of the shareholders and produces more creative thinking and better strategic decision-making by the Board. Although we do not have a formal policy concerning diversity of director nominees, the G&N Committee considers, among other factors, the distinctive skills and perspectives that candidates with diverse personal backgrounds and professional experiences have to offer.

SELECTING AND EVALUATING OUR NOMINEES

When evaluating potential director nominees, the G&N Committee considers each individual's professional experience, areas of expertise, and educational and personal backgrounds. The Board determines the appropriate mix of experiences, areas of expertise, and educational backgrounds in order to maintain a Board that is strong in its collective knowledge and that has the skillsets necessary to fulfill its responsibilities, meet the future needs of the Company, and represent the interests of our shareholders.

Among the most important specific skills, knowledge, and experience that the G&N Committee and Board consider when determining whether to nominate an individual for election are the following:

- *Operating experience* as current or former executives, which gives directors specific insight into, and expertise that will foster active participation in, the development and implementation of our operating plan and business strategy;
- *Executive leadership experience*, which gives directors who have served in significant leadership positions strong abilities to motivate and manage others and to identify and develop leadership qualities in others;
- *Accounting or financial expertise*, which enables directors to analyze our financial statements, capital structure, and complex financial transactions, and oversee our accounting and financial reporting processes;
- *ERM experience*, which contributes to oversight of management's risk monitoring and risk management programs, and establishment of risk appetite aligned with our strategy;
- *Financial, technology, or retail industry knowledge*, which are vital in understanding and reviewing our strategy, including the acquisition of businesses that offer complementary products or services;
- *Public company board and corporate governance experience*, which provides directors a solid understanding of their extensive and complex oversight responsibilities and furthers our goals of greater transparency, accountability for management and the Board, and protection of our shareholders' interests;
- *Information security experience*, which is valuable in understanding information security risks and contributes to oversight of our information security programs, policies, and procedures; and
- *Corporate responsibility and sustainability expertise*, which enables directors to oversee risks, opportunities, strategy, and reporting related to our corporate responsibility and sustainability priorities.

SUMMARY OF DIRECTOR NOMINEES’ SKILLS AND EXPERIENCE

	Breig	Campbell	Charnaux	Cohan	Gupta	Johnson	Mends	Plaines	Reich
Skills and Experience									
Operating experience	•	•	•	•	•	•	•	•	•
Executive leadership	•	•	•	•	•	•	•	•	•
Accounting/financial expertise	•	•	•	•	•	•	•	•	•
ERM experience	•	•	•			•		•	•
Industry knowledge	•	•	•		•	•	•	•	
Public company board and corporate governance	•	•		•		•	•	•	•
Information security experience		•			•	•			
Corporate responsibility and sustainability expertise		•		•		•	•		•
Demographic Information									
Tenure (years)*	1	1	1	5	7	11	5	1	15
Age*	64	54	49	51	57	68	51	59	68
Gender	F	M	M	M	F	M	F	F	F
Race/Ethnicity									
Black/African American		•		•			•	•	
Asian/Other Pacific Islander					•				
White/Caucasian	•		•			•			•

* Tenure and age calculated as of the date of this proxy statement; tenure rounded to the nearest whole number of years.

DIRECTOR NOMINEES

The Board believes the director nominees are highly qualified and have significant leadership experience, knowledge, and skills that qualify them for service on our Board, and, as a group, represent diverse views, experiences, and backgrounds. All director nominees satisfy the criteria set forth in our Corporate Governance Guidelines and possess the personal characteristics that are essential for the proper and effective functioning of the Board. Each nominee's biography below contains additional information regarding the nominee's experiences, qualifications, and skills.

The number of shares of common stock, share units, and share equivalents beneficially owned by each nominee for director is listed under the heading "Security Ownership of Directors and Management" on page 76.

Geralyn R. Breig



Director Since: 2026
Age: 64
Committee Memberships:
Compensation; G&N

Experience: Ms. Breig served as President of Revlon North America, a division of a global beauty company, from 2023 until 2025. Previously, she served as Principal of Twin Bridges Consulting Group, a provider of consulting services, from 2021 to 2023, Chief Executive Officer of Anytownusa.com LLC, an online shopping marketplace, from 2016 to 2021, President of Clarks Americas, a division of a global footwear company, from 2014 to 2016, President of Avon North America, a division of a global beauty company, from 2008 to 2011, and President of Avon's global marketing business unit from 2005 to 2008. She also served as President of Godiva Chocolatier International, a global luxury chocolate maker, from 2002 to 2005. Prior to Godiva Chocolatier International, Ms. Breig served in various leadership roles with Campbell Soup Company (NASDAQ: CPB) and Kraft Foods, Inc., both food manufacturers, and The Procter & Gamble Company, Inc. (NYSE: PG), a consumer goods company. Ms. Breig holds a bachelor's degree in economics from the Wharton School of the University of Pennsylvania.

Other Boards and Appointments: Ms. Breig has served on the American Medical Association Board of Trustees as its public member since November 2023. Previously, Ms. Breig served on the boards of Hanesbrands Inc. (NYSE: HBI), a publicly held clothing company, 1-800-Flowers.com Inc. (NASDAQ: FLWS), a publicly held floral and foods gift retailer, and Welch Foods Inc., an agricultural cooperative.

Director Qualifications: Ms. Breig brings to the Board extensive expertise in the consumer manufacturing and retailing industries, as well as in digital marketing strategy, corporate risk management, financial management, and corporate governance.

Curtis A. Campbell
President and Chief Executive Officer



Director Since: 2026
Age: 54
Committee Memberships: Finance

Experience: Mr. Campbell became our President and CEO on January 1, 2026, and, prior to serving as President and CEO, was our President of Global Consumer Tax and Chief Product Officer beginning in May 2024. Prior to that, he served as the Chief Executive Officer of TaxAct, a provider of technology-enabled tax-focused financial solutions. He also previously served as President of Software at Blucora, Inc., a financial technology and wealth management company, where he led TaxAct from 2018 until its sale in 2022. Mr. Campbell continued to lead the company following the transaction through 2023. Earlier in his career, Mr. Campbell held executive roles at Capital One Financial Corporation (NYSE: COF), a financial services company, where he served as Managing Vice President of Consumer Auto from 2017 to 2018, and at Intuit Inc. (NASDAQ: INTU), a financial technology company, where he was Vice President of Product Management and Strategy from 2014 to 2017. Mr. Campbell holds a bachelor's degree in business administration from The Citadel and a master's degree in International Business from the University of South Carolina.

Other Boards and Appointments: Mr. Campbell serves on the board of directors of Jack Henry & Associates, Inc. (NASDAQ: JKHY), a publicly traded provider of technology solutions and payment processing services.

Director Qualifications: Mr. Campbell brings to the Board intimate knowledge of the Company's daily operations as the Company's President and CEO, as well as an extensive background in strategy, product management, technology, and innovation.

Christian H. Charnaux



Director Since: 2026
Age: 49
Committee Memberships: Audit

Experience: Mr. Charnaux currently serves as the Chief Development Officer of Hilton Worldwide Holdings Inc. (NYSE: HLT), a publicly held global hospitality company. Previously, he served as Chief Growth Officer of Inspire Brands, a multi-brand restaurant company, from 2018 until 2025. Prior to Inspire Brands, Mr. Charnaux held various leadership positions at Hilton Worldwide Holdings Inc., from 2009 to 2018, including as Senior Vice President of Corporate Finance from 2015 to 2018. He also held leadership roles with The Boston Consulting Group, a global consulting firm, from 2006 to 2009, the Partnership for New York City Fund, an investment fund, from 2002 to 2004, and JPMorgan Chase & Co. (NYSE: JPM), a financial services company, from 1999 to 2002. Mr. Charnaux holds a bachelor of arts degree from the University of North Carolina where he was a Morehead-Cain Scholar, and an M.B.A. from Harvard Business School.

Other Boards and Appointments: Mr. Charnaux serves on the board of Carolina Alumni and on the University of North Carolina Board of Visitors.

Director Qualifications: Mr. Charnaux brings to the Board extensive expertise in the consumer hospitality and retailing industries, as well as in corporate strategy, corporate finance, financial management and corporate risk management.

Sean H. Cohan



Director Since: 2021
Age: 51
Committee Memberships:
Compensation; G&N

Experience: Mr. Cohan serves as President of Bell Media Inc., the mass media subsidiary of BCE Inc. (NYSE: BCE), a publicly traded Canadian communications company, and he is a member of the BCE Inc. leadership team. Prior to his current position, Mr. Cohan served as Chief Growth Officer and President, International of Nielsen Holdings plc, a global media measurement and data analytics company, from March 2020 to January 2023, leaving following a successful $16 billion take-private transaction. Mr. Cohan has decades of experience in global media and consumer businesses, including 15 years at A+E Networks where he served as President, International and Digital Media from 2015 to 2018. Following his tenure at A+E, Mr. Cohan was President and Chief Business Officer at Wheelhouse Group, LLC, a diversified content venture, from 2019 to early 2020. He has a Bachelor's Degree in Economics from Harvard and a Masters from the Stanford Graduate School of Business.

Other Boards and Appointments: Mr. Cohan is Chair of the board of the Banff World Festival, sits on the board of the New York General Hospital Foundation, and is former Treasurer and current board member of The Opportunity Network. Mr. Cohan is also a board member of FxM, a private fintech media company focused on payment processes and supply sourcing, and of MLB Players, Inc., a private company serving as the official licensing, sponsorship, and marketing subsidiary of the Major League Baseball Players Association.

Director Qualifications: Mr. Cohan brings extensive strategic, financial, operational, and growth experience to the Board, along with a track record of successfully transforming businesses, brands, teams, relationships, and culture.

Anuradha (Anu) Gupta



Director Since: 2019
Age: 57
Committee Memberships: Compensation; G&N (Chair)

Experience: Ms. Gupta has served as Chief Transformation Officer of Starbucks Corporation (NASDAQ: SBUX), a publicly held global chain of coffeehouses and roastery services, since May 2026, and, prior to that, served as its Senior Vice President, Strategy Planning and Finance beginning in June 2025. Prior to Starbucks Corporation, she served as Chief Business Development and Strategy Officer of Signet Jewelers Ltd. (NYSE: SIG), a publicly held global jewelry retailer, from September 2023 until June 2025. Previously, she served as Chief Revenue Officer of Better Home & Finance Holding Company (NASDAQ: BETR), a digital-first homeownership company, until September 2023. She also served as Executive Vice President, Chief Growth Officer of Bed Bath & Beyond Inc., a publicly held home products retailer, from October 2021 until January 2023, where she previously served as the Chief Strategy and Transformation Officer starting in October 2020. Bed Bath & Beyond filed a voluntary petition for bankruptcy in April 2023. Prior to Bed Bath & Beyond, she served as the Chief Operating Officer of Jyve Corporation, a talent marketplace and business optimization platform, from November 2018 to October 2020, Senior Vice President, Operational Excellence at Target Corporation (NYSE: TGT), a retail sales company, from 2015 to 2018, and Senior Operating Executive at Hellman & Friedman LLC, a private equity firm, from 2013 to 2015. Prior to that, she was with The Michaels Companies Inc., a retail holding company, for five years from 2008 to 2013, serving as Vice President, Process and Profit Improvement. Earlier in her career, she served in multiple strategic roles at Safeway Inc., a supermarket chain, and HCL Technologies Inc., a global IT services and technology company. Ms. Gupta received her Bachelor of Science (Honors) and MBA (Financial Management) from the University of Delhi.

Other Boards and Appointments: None.

Director Qualifications: Ms. Gupta brings to the Board expertise in strategic transformations and driving operational excellence across multiple industries, including extensive experience in the retail industry.

Richard A. Johnson



Director Since: 2015
Age: 68
Committee Memberships:
Audit; Compensation

Experience: Mr. Johnson retired as CEO and President of Foot Locker, Inc., a leading publicly held global athletic footwear and apparel retailer, on September 1, 2022. He continued to serve as Executive Chairman of the Board of Foot Locker until January 2023. Mr. Johnson had served as CEO and President of Foot Locker since December 1, 2014, and as Chairman of the Board since May 2016. Prior to becoming CEO and President, he served in a variety of other leadership roles with Foot Locker, Inc. including Executive Vice President and Chief Operating Officer, Executive Vice President/Group President – Retail Stores, CEO and President of Foot Locker U. S./Lady Foot Locker/Kids Foot Locker/ Footaction, CEO and President at Foot Locker Europe B.V., Foot Locker's European headquarters in the Netherlands, President and CEO of Footlocker.com/Eastbay, and prior to that, held various executive positions at Eastbay, Inc., an athletic product retailer, From 1990 to 1993, Mr. Johnson was a transportation economics manager at Graebel Van Lines, Inc., a global relocation services and mobility solutions provider. Earlier in his career, he worked for Electronic Data Systems, an IT services company, as a systems engineer. Mr. Johnson received a Bachelor of Arts degree in Business Administration and Accountancy from the University of Wisconsin, Eau Claire.

Other Boards and Appointments: Mr. Johnson previously served as director and member of the Executive Committee of Foot Locker, Inc. between 2014 and 2023, serving as Chairman of the Board from May 2016 until January 2023. During 2013, he served as a director of Maidenform Brands, Inc., an intimate apparel company. Mr. Johnson also served as the Chairman of the board of directors of the Retail Industry Leaders Association and on the board of directors of The Footwear Distributors and Retailers of America from January 2022 to January 2023. Mr. Johnson also served as a director of Graebel Companies, Inc., a global leader in mobility services, from January 2024 to August 2026. Mr. Johnson currently serves on the Chancellor's National Leadership Council at the University of Wisconsin, Eau Claire. Mr. Johnson joined the Board of Build-A-Bear Workshop, Inc. (NYSE: BBW), a publicly traded experiential specialty retailer, in March 2025, and the Board of Advance Auto Parts, Inc. (NYSE: AAP), a publicly traded leading automotive aftermarket parts provider, in January 2026.

Director Qualifications: Mr. Johnson brings to the Board extensive knowledge of brick and mortar and digital/dot.com retail operations, as well as significant leadership, operations, financial management, and enterprise risk management experience.

Mia F. Mends



Director Since: 2021
Age: 51
Committee Memberships:
Audit; G&N

Experience: Ms. Mends serves as Chief Executive Officer, C&W Services at Cushman & Wakefield plc, a leading global real estate services firm. Prior to joining C&W Services, Ms. Mends spent a decade in senior leadership roles at Sodexo Inc., a global food services and facilities management company, including serving as Global Chief Diversity & Inclusion Officer and CEO, Impact Ventures from May 2021 to June 2022; Chief Administrative Officer, North America and leading SodexoMAGIC, a joint venture between Sodexo and Magic Johnson Enterprise, from July 2019 to May 2021; CEO of Benefits & Rewards Services from 2015 until 2019; and Vice President, Sales, for the Americas Region in Sao Paulo, Brazil from 2012 until 2015. Before joining Sodexo, she was General Manager of the Prepaid Debit Card Division of Noventis Inc. Ms. Mends holds a bachelor's degree in economics from Wellesley College and an MBA from Harvard Business School.

Other Boards and Appointments: Ms. Mends serves on the board of EMERGE Fellows program and sits on the Business Leadership Council at Wellesley College and the Alumni Board of Harvard Business School. She also formerly served as a corporate director of SEP Acquisition Corp. and Limeade Inc.

Director Qualifications: Ms. Mends brings to the Board expertise in business transformation, strategy, and corporate social responsibility, as well as operational experience in the financial services space.

Stephanie C. Plaines



Director Since: 2026
Age: 59
Committee Memberships:
Audit

Experience: Ms. Plaines previously served as Executive Vice President and Chief Financial Officer of JC Penney, a department store chain, from August 2022 until April 2024. She also served as Executive Vice President and Chief Financial Officer of Jones Lang Lasalle Incorporated (NYSE: JLL), a publicly held real estate services company, from March 2019 to November 2020, U.S. Chief Financial Officer of Starbucks Corporation (NASDAQ: SBUX), a publicly held global chain of coffeehouses and roastery services, from April 2017 to December 2018, and Chief Financial Officer of Sam's Club eCommerce at Walmart Inc. (NASDAQ: WMT), a warehouse club retail chain, from March 2016 to March 2017. Prior to that, she held executive leadership roles at Ahold Delhaize NV, a multinational retail and wholesale holding company, and PepsiCo., Inc. (NASDAQ: PEP), a publicly held multinational food and beverage company. Ms. Plaines holds a bachelor's degree in finance from the University of Florida and an M.B.A. from the University of Texas at Austin.

Other Boards and Appointments: Ms. Plaines serves on the board of directors of The Clorox Company (NYSE: CLX), a publicly held manufacturer and marketer of consumer and professional products, and is a member of its Audit Committee. She also serves on the board of directors of Coty Inc. (NYSE: COTY), a publicly held multinational beauty company, where she is Chair of the Audit and Finance Committee. She previously served on the boards of The Nielsen Corporation, a publicly held media measurement and data analytics company, from April 2021 to October 2022 and KKR Acquisition Holdings Corp., a publicly held blank check company, from January 2022 to December 2022.

Director Qualifications: Ms. Plaines brings to the Board extensive financial and accounting expertise, as well as executive leadership experience across a wide variety of consumer, e-commerce, and financial services companies.

Victoria J. Reich



Director Since: 2011
Age: 68
Committee Memberships:
Audit (Chair); Finance

Experience: Ms. Reich served as the Senior Vice President and Chief Financial Officer of United Stationers Inc. (now known as Essendant, Inc.), a wholesale distributor of business products, from 2007 until 2011. Prior to that, Ms. Reich spent ten years with Brunswick Corporation (NYSE: BC), a manufacturer of recreational marine products, where she most recently was President of Brunswick European Group from 2003 until 2006. She served as Brunswick's Senior Vice President and Chief Financial Officer from 2000 to 2003 and as Vice President and Controller from 1996 until 2000. Before joining Brunswick, Ms. Reich spent 17 years at General Electric Company (NYSE: GE) where she held various financial management positions. Ms. Reich holds a Bachelor of Science degree in Applied Mathematics – Economics from Brown University.

Other Boards and Appointments: Ms. Reich is a director of Ingredion, Inc. (NYSE: INGR), a publicly held ingredient provider, where she serves as lead independent director, and she also served as a director of Ecolab Inc. (NYSE: ECL), a publicly held provider of water, hygiene, and infection prevention solutions, from 2009 to 2026.

Director Qualifications: Ms. Reich brings to the Board extensive financial management experience, operational experience, and executive leadership abilities.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NINE NOMINEES FOR DIRECTOR IN THIS PROPOSAL 1.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

The Board of Directors is responsible for overseeing and providing policy guidance on the Company's business and affairs. During the 2026 fiscal year, the Board of Directors held seven meetings. During the 2026 fiscal year, each incumbent director attended at least 75% of the aggregate total number of meetings of the Board of Directors and Board committees of which the director was a member. Overall, our incumbent directors attended over 97% of all Board of Directors meetings and applicable Board committee meetings held during the 2026 fiscal year.

The four standing committees of the Board, their primary duties, and committee membership are described below. The Company's Corporate Governance Guidelines, Code of Business Ethics and Conduct, the Board of Directors Independence Standards (the "Independence Standards"), and charters for each of the standing committees may be accessed on the Company's Investor Relations website at https://investors.hrblock.com/corporate-governance. These documents are also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105.

Audit Committee

Committee Members
- Ms. Reich (Chair)
- Mr. Charnaux[(1)]
- Mr. Johnson
- Ms. Mends
- Ms. Plaines[(1)]
- Mr. Winter[(2)]

Four meetings in fiscal year 2026

- Approves the appointment of the Company's independent registered public accounting firm
- Evaluates the independence and performance of such firm
- Reviews the scope of the annual audit
- Reviews and evaluates the effectiveness of the Company's internal audit function
- Reviews the effectiveness of the Company's ERM program and the Company's major financial risk exposures and the steps management has taken related thereto
- Ensures that the Company has established a system to enforce the H&R Block Code of Business Ethics and Conduct
- Oversees risks related to AI, including those associated with data privacy, cybersecurity, regulatory developments, operational integrity, responsible use considerations, and effectiveness of the Company's governance and control environment
- Reviews and discusses with management and the independent registered public accounting firm the audited financial statements and accounting principles

See the "Audit Committee Report" on page 62. All of the members of the Audit Committee are independent under regulations adopted by the SEC, NYSE listing standards, and the Independence Standards. The Board has determined that each member of the Audit Committee is financially literate under NYSE guidelines and that Mr. Johnson, Ms. Plaines, Ms. Reich, and Mr. Winter are each an audit committee financial expert pursuant to the criteria prescribed by the SEC.

(1) Mr. Charnaux and Ms. Plaines were appointed to the Audit Committee effective January 20, 2026.

(2) Mr. Winter will cease serving on the Audit Committee upon his departure from the Board effective as of the Annual Meeting.

Compensation Committee

Committee Members	
Committee Members Mr. Winter (Chair)[(1)] Ms. Breig[(2)] Mr. Cohan Ms. Gupta Mr. Johnson Five meetings in fiscal year 2026	■ Reviews and approves the Company's overall executive compensation philosophy, including compensation of the executive officers of the Company and its subsidiaries ■ Reviews and formally evaluates the CEO's performance against corporate goals and objectives and approves the CEO's compensation ■ Reviews risks related to the Company's compensation policies and practices ■ Administers the Company's STI and LTI compensation plans See the "Compensation Discussion and Analysis" beginning on page 25. The Compensation Committee may delegate authority to subcommittees as the Compensation Committee deems appropriate and in the best interests of the Company and its shareholders, to the extent permitted by applicable law and the NYSE listing standards. All of the members of the Compensation Committee are independent under NYSE listing standards and the Independence Standards.

(1) Mr. Winter will cease serving on the Compensation Committee upon his departure from the Board effective as of the Annual Meeting.

(2) Ms. Breig was appointed to the Compensation Committee effective January 20, 2026.

Governance and Nominating Committee

Committee Members	
Committee Members Ms. Gupta (Chair) Ms. Breig[(1)] Mr. Cohan Mr. Gerard[(2)] Ms. Mends Five meetings in fiscal year 2026	■ Reviews and oversees corporate governance matters ■ Initiates recommendations of nominations for election as a director of the Company ■ Evaluates the performance of the Board ■ Recommends the compensation of the non-employee directors of the Company ■ Reviews and makes recommendations regarding corporate responsibility and sustainability matters when requested by the Board All of the members of the G&N Committee are independent under NYSE listing standards and the Independence Standards.

(1) Ms. Breig was appointed to the Governance & Nominating Committee effective January 20, 2026.

(2) Mr. Gerard will cease serving on the Governance & Nominating Committee upon his departure from the Board effective as of the Annual Meeting.

Finance Committee

Committee Members	
Committee Members Mr. Gerard (Chair)[(1)] Mr. Campbell Ms. Reich One meeting in fiscal year 2026	■ Provides advice to management and the Board of Directors concerning: — Financial structure of the Company — Share repurchases, dividends, and other capital allocation decisions — Funding of operations of the Company and its subsidiaries — Investment of Company funds ■ Reviews and makes recommendations to the Board regarding capital allocation and proposed acquisitions, dispositions, mergers, joint ventures, investments, and similar transactions

(1) Mr. Gerard will cease serving on the Finance Committee upon his departure from the Board effective as of the Annual Meeting.

DIRECTOR COMPENSATION

The Board considers and determines non-employee director compensation each year, taking into account recommendations from the G&N Committee. The G&N Committee forms its recommendation regarding any proposed changes to non-employee director compensation based on its review of director compensation practices at a specific group of peer companies, based on publicly disclosed information (more discussion of the process for determining our peer group of companies can be found on page 39). The Compensation Committee's independent compensation consultant and management assist the G&N Committee in its review by accumulating and summarizing market data on director compensation levels and practices at our peer group of companies and reviewing external survey sources.

Compensation elements for our non-employee directors for fiscal year 2026 were as follows:

Compensation Element	***Amount (annual)***
Annual Cash Retainer[(1)]	$85,000
Annual Equity Retainer[(2)]	$200,000 (payable in DRSUs)
Non-Executive Chairman of the Board Retainer[(2)]	$200,000 (payable in DRSUs)
Chair Retainer[(1)]	
■ Audit Committee	$35,000
■ Compensation Committee	$25,000
■ G&N Committee	$20,000
■ Finance Committee	$15,000
Member Retainer[(1)]	
■ Audit Committee	$15,000
■ Compensation Committee	$10,000
■ G&N Committee	$7,500
■ Finance Committee	$5,000
Per Meeting Fee[(3)]	$1,500 per meeting

(1) Paid in quarterly installments.

(2) Equity grants are generally made immediately following election of directors at the Annual Meeting.

(3) Payable if and only to the extent that total board meetings exceed ten meetings per fiscal year, or committee meetings exceed ten meetings per fiscal year per committee.

Beginning in November 2025, the Company began granting director restricted share unit ("DRSU") awards for non-employee director equity retainers in place of the deferred stock unit ("DSU") awards granted in prior years. DRSU awards vest on the first anniversary of the grant date, subject to the director's continued service on the Board as of such vesting date. If a non-employee director's service terminates due to death or disability prior to the vesting date, the DRSUs vest upon such termination. Subject to a director's settlement election, vested DRSUs are settled and paid in shares of common stock either (i) following the vesting date, or (ii) following the six-month anniversary of termination of service as a director. If a non-employee director dies or becomes disabled prior to settlement, the DRSUs are generally settled as soon as reasonably practicable thereafter. Non-employee directors do not receive dividends on outstanding DRSUs; however, dividend equivalents accrue with respect to outstanding DRSUs and are paid upon settlement of the DRSUs.

On November 5, 2025, DRSUs approximately equal in value to $200,000 were granted to each of the Company's then-current non-employee directors as their annual equity retainer for the period beginning November 5, 2025 and ending at the 2026 Annual Meeting of Shareholders. In addition, Mr. Johnson received DRSUs approximately equal in value to $120,000, representing a prorated non-executive Chairman equity retainer for his service as non-executive Chairman from April 2025 through the 2025 Annual Meeting of Shareholders. Mr. Johnson also received DRSUs approximately equal in value to $200,000 as his annual fiscal year 2026 non-executive Chairman equity retainer. Further, on January 22, 2026, shortly after Ms. Breig, Mr. Charnaux, and Ms. Plaines joined the Board,

each received DRSUs approximately equal in value to $158,356, representing a prorated annual equity retainer based on the portion of the annual service period remaining through the 2026 Annual Meeting of Shareholders.

The H&R Block, Inc. 2018 Long Term Incentive Plan (the "2018 Plan"), which was approved by our shareholders, limits the aggregate equity and cash compensation to $750,000 that can be paid to a non-employee director of the Company in a calendar year. The limit does not apply to incremental compensation paid to a director solely as non-executive Chairman of the Board, provided that such director does not participate in the decision to award that additional compensation. Similarly, the 2026 Long Term Incentive Plan (the "2026 Plan"), which is described in Proposal 4 of this proxy statement, maintains the same aggregate equity and cash limit. As in the 2018 Plan, this limitation in the 2026 Plan does not apply to incremental compensation paid to a director solely as non-executive Chairman of the Board, provided that such director does not participate in the decision to award that additional compensation. In setting the non-employee director compensation limit, the G&N Committee and the Board reviewed survey data provided by the Compensation Committee's independent compensation consultant.

The Company provides to its non-employee directors free business travel insurance in connection with Company-related travel and, consistent with the benefit provided to our full-time employees, the opportunity to use our tax preparation services for no charge. In addition, the H&R Block Foundation will match gifts by our directors to any qualified not-for-profit organization on a dollar-for-dollar basis up to an annual aggregate limit of $5,000 per director per calendar year.

The Board has adopted stock ownership guidelines applicable to non-employee directors. The non-employee director ownership guidelines require ownership of a level of qualifying equity securities with an aggregate value of at least five times the annual cash retainer paid to them. Until a non-employee director satisfies the applicable holding requirement, the director is required to retain any covered shares (which include shares owned directly or indirectly by such non-employee director, the after-tax value of vested stock option awards, if any, and share equivalents the non-employee director holds in the Company's benefit plans). In addition, Board members are subject to our Insider Trading Policy which, among other things, prohibits hedging and pledging transactions related to Company securities.

DIRECTOR COMPENSATION TABLE

The following table sets forth total director compensation for non-employee directors for fiscal year 2026.

Directors	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[4]	All Other Compensation ($)[5]	Total ($)
Geralyn R. Breig	62,641	151,391	—	—	214,032
Christian H. Charnaux	61,112	151,391	—	—	212,503
Sean H. Cohan	102,500	198,628	—	—	301,128
Robert A. Gerard	97,500	198,628	—	2,500	298,628
Anuradha (Anu) Gupta	115,000	198,628	—	—	313,628
Richard A. Johnson[6]	110,000	516,371	—	5,000	631,371
Mia F. Mends	107,500	198,628	—	5,000	311,128
Stephanie C. Plaines	61,112	151,391	—	—	212,503
Victoria J. Reich	125,000	198,628	—	5,000	328,628
Matthew E. Winter	125,000	198,628	—	5,000	328,628

(1) This column includes, as applicable, the annual cash Board retainer and committee chair and member retainers earned or paid for services as a director during fiscal year 2026.

(2) The dollar amounts represent the grant date fair value under FASB Accounting Standards Codification Topic 718 "Stock Compensation" ("ASC 718") for DRSUs awarded during fiscal year 2026 to the non-employee director. The grant date fair value of an award is computed in accordance with ASC 718 utilizing assumptions discussed in Note 8: "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended June 30, 2026, as filed with the SEC. As of June 30, 2026, the following DRSUs were outstanding: Ms. Breig – 3,727; Mr. Charnaux – 3,727; Mr. Cohan – 3,927; Mr. Gerard – 3,927; Ms. Gupta – 3,927; Mr. Johnson – 10,209; Ms. Mends – 3,927; Ms. Plaines – 3,727; Ms. Reich – 3,927; and Mr. Winter – 3,927.

(3) The DRSU award value approved by the Board of Directors for fiscal year 2026 was converted into the number of DRSUs by dividing the dollar amount of the award by the average current market value per share of the Company's common stock for the ten consecutive trading days ending on the date the DRSUs were granted to the non-employee director. The current market value per share generally is the closing sales price of a share of our common stock as reported on the NYSE. However, the grant date fair value of an award computed in accordance with ASC 718 does not utilize such an average. As such, the value approved by the Board for fiscal year 2026 differs from the value reported in this column.

(4) As of June 30, 2026, no non-employee director had any stock options outstanding.

(5) This column represents the H&R Block Foundation matching amount on contributions to 501(c)(3) organizations.

(6) As discussed above, Mr. Johnson received DRSUs with a grant date fair value of approximately $120,000, representing a prorated non-executive Chairman equity retainer for his service as non-executive Chairman from April 2025 until the 2025 Annual Meeting of Shareholders, in addition to his annual fiscal year 2026 equity retainers as a non-employee director and non-executive Chairman.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board of Directors operates under Corporate Governance Guidelines (the "Governance Guidelines") to assist the Board in exercising its responsibilities. The Governance Guidelines reflect the Board's commitment to monitoring the effectiveness of policy and decision-making both at the Board level and the management level, with a view to enhancing shareholder value over the long term. The Governance Guidelines also ensure that the Board will have the necessary authority and practices to review and evaluate the Company's business operations and make decisions independent of the Company's management. The Governance Guidelines are not intended to be a static statement of the Company's policies, principles, and guidelines, and are subject to regular assessment and refinement by the Board.

Annual Evaluation of Board, Committees, and Independent Board Chair

Overview of Evaluation Process

The Board believes that establishing and maintaining a constructive evaluation process is essential to maintaining Board effectiveness and best corporate governance practices. Pursuant to our Corporate Governance Guidelines, the Board evaluates its performance, as well as the performance of the Board Chair, the Board committees, and individual directors, on an annual basis through an evaluation process administered by the G&N Committee, which includes utilizing an independent third party to facilitate evaluations on a periodic basis. The G&N Committee recommends, and the full Board reviews and approves, the evaluation process annually. This annual determination ensures that the evaluation process continues to be effective in identifying areas to enhance the performance and effectiveness of the Board, the Board Chair, the Board committees, and individual directors.

Multi-Step Evaluation Process

1

Based upon G&N Committee's recommendation, **Board approves annual evaluation process**

Candid Discussions Held Between

2

Independent Board Chair, G&N Committee Chair, and each Board member to assess **Board and Committee performance** and, as necessary, **individual director performance**

Committee Analysis and Report

3

The Committee **considers the discussions** with individual Board members and **reports its findings and conclusions** to the full Board

Results

Board and Committee policies and practices are revised as appropriate, and results of assessment are considered in establishing future Board and Committee agendas

This process is aided by a written questionnaire used to facilitate the discussions, which is administered and anonymized by an independent third party. The questionnaire is updated annually to reflect new developments and areas of focus as the G&N Committee determines appropriate and encompasses many factors, including Board size, structure, succession and committees, as well as meeting cadence and Board-Management communication.

Director Service on Other Boards

The Governance Guidelines provide that directors should not serve on more than three other boards of public companies in addition to the Company's Board. Before serving on the board of another public company, directors are required to give prior notice to the Board. The CEO of the Company is not permitted to serve on more than one other board of a public company in addition to the Company's Board and must obtain Board approval prior to serving on the board of any public company. Currently, all director nominees are in compliance with these guidelines.

Mandatory Director Resignation Policies

The Company's Bylaws provide that any incumbent director who is not elected by a majority of shares entitled to vote on the election and represented in person or by proxy must promptly tender an irrevocable resignation from the Board, subject only to the condition that it is accepted by the Board. The G&N Committee will make a recommendation, and the Board will then act on the tendered resignation, taking into account that recommendation, and publicly disclose its decision and the rationale within ninety days from the date of the certification of the election results. The G&N Committee and the Board may consider any factors or other information considered appropriate and relevant in making their respective decisions. The director who tenders the resignation is not permitted to participate in the proceedings with respect to such resignation. If the Board accepts a director's resignation, or if a non-incumbent nominee for director is not elected, then the Board may fill the vacant position or decrease the size of the Board in accordance with the Bylaws.

In addition, the Governance Guidelines provide that any director whose principal employment or major responsibilities materially change must tender a resignation from the Board for consideration by the G&N Committee. The G&N Committee will make a recommendation regarding, and the Board will then act on, the tendered resignation.

To be eligible to be a nominee for election as a director, a person must deliver to the Company a written agreement that such person will abide by these director resignation requirements.

Independent Chairman and Board Leadership Structure and Accountability

The Company's Articles, Bylaws, and the Governance Guidelines require that the Chairman of the Board be an independent director, not simultaneously serving as CEO or President of the Company, who has not previously served as an executive officer of the Company. As Chairman, Mr. Johnson leads all meetings of the Board, including executive sessions of the non-employee directors held at each regular meeting of the Board.

We believe that our current Board structure creates a positive balance in leadership and accountability, as the functions of CEO and Chairman are significantly different. In addition to balancing responsibilities, we believe that this structure enhances the accountability of the CEO to the Board and strengthens the Board's independence from management. Separating the roles of Chairman and CEO also allows the CEO to focus on running our business and managing the Company in the best interests of our shareholders. At the same time, our non-executive Chairman handles the separate responsibilities of Board and committee scheduling, Board agendas, and other Board organizational tasks, as well as leading the Board in discussions concerning CEO employment and performance evaluation and speaking on behalf of the Board and the Company regarding corporate governance- and investor relations-related issues.

A Substantial Majority of the Board is Independent

As further described in the Governance Guidelines, the Board believes that a substantial majority of the Board should consist of directors who are independent under NYSE listing standards. As described below, ten of the Board's current eleven directors are independent directors within the meaning of the NYSE listing standards and Independence Standards. Mr. Campbell is not an independent director under the NYSE listing standards or Independence Standards due to his position as our President and CEO. Assuming all nine director nominees are elected at the Annual Meeting, all of the directors,

other than Mr. Campbell, will be independent directors within the meaning of the NYSE listing standards and Independence Standards.

NYSE listing standards provide that a director does not qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Company. The listing standards permit the Board to adopt and disclose standards to assist the Board in making determinations of independence. Accordingly, the Board has adopted the Independence Standards to assist the Board in determining whether a director has a material relationship with the Company.

Evaluation of Director Independence

In August 2026, the Board conducted an evaluation of director independence regarding the current directors and nominees for director based on the NYSE listing standards and Independence Standards. In addition, the Board also conducted an evaluation of the independence of each of the members of the Audit, Compensation, and G&N Committees in accordance with the requirements of the NYSE listing standards. In connection with this evaluation, the Board considered the responses provided by the directors in their annual director questionnaires and reviewed any relationships between each director or immediate family member and the Company, its subsidiaries, and their employees. As a result of its evaluation, the Board affirmatively determined that Messrs. Charnaux, Cohan, Gerard, Johnson, and Winter and Mses. Breig, Gupta, Mends, Plaines, and Reich are independent. In addition, the Board affirmatively determined that each member of the Audit, Compensation, and G&N Committees is independent under all applicable standards.

Code of Ethics

All directors, officers, and employees of the Company must act ethically and in accordance with the policies set forth in the H&R Block Code of Business Ethics and Conduct (the “Code”). The Code includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with domestic and foreign laws, accurate financial reporting, and procedures for promoting compliance with, and reporting violations of, the Code. In support of the Code, we have established a number of channels for reporting potential ethics violations or similar concerns or for guidance on ethics matters, including via email, telephone, or in-person communications. All individuals have the ability to report concerns or discuss ethics-related matters anonymously.

The Audit Committee has also established procedures for the receipt, retention, and treatment of reports regarding accounting, internal accounting controls, or audit matters, including reports made to the Corporate Secretary by phone at (816) 854-4288 or by email to corporatesecretary@hrblock.com. The Code is overseen by the Company’s Chief Ethics Officer, who is appointed by the Audit Committee. To help ensure the Audit Committee’s effective oversight of our ethics and compliance program, the Audit Committee regularly receives reports from the Chief Ethics Officer and reviews matters related to the Company’s ethics and compliance program.

The Code can be accessed on the Company’s website at https://investors.hrblock.com/corporate-governance. The Code is also available in print to shareholders upon written request to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105. The Company will post any amendments to or waivers of the Code, to the extent applicable to any of the Company’s executive officers or directors as required under applicable rules, on our website.

Succession Planning

The Board recognizes the importance of effective executive leadership to the Company’s success. The Company’s Board is actively engaged and involved in succession planning. The Board discusses the talent pipeline for specific critical roles, and high-potential leaders are given exposure and visibility to Board members through formal presentations and informal events. More broadly, the Board is regularly updated on key talent indicators for the overall workforce, including economic environment, diversity, recruiting, and development programs.

COMMUNICATIONS WITH THE BOARD

Shareholders and other interested parties wishing to communicate with the Board, the non-employee directors, or an individual Board member concerning the Company may do so by writing to the Board, to the non-employee directors, or to the particular Board member, and mailing the correspondence to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105 or by emailing the correspondence to corporatesecretary@hrblock.com. In addition, our non-executive Chairman and other Board members have made and may in the future make themselves available for consultation and direct communication with significant shareholders.

Please indicate on any written correspondence whether the communication is from a shareholder or other interested party. The Board has instructed the Corporate Secretary and other relevant members of management to examine incoming communications and forward to the Board or individual directors as appropriate, any communication the Corporate Secretary deems relevant to the Board's roles and responsibilities. The Board has requested that certain types of communications not be forwarded, and redirected if appropriate, such as: spam, business solicitations or advertisements, resumes or employment inquiries, service complaints or inquiries, surveys, or any threatening or hostile materials.

DIRECTOR ATTENDANCE AT ANNUAL MEETINGS OF SHAREHOLDERS

Although the Company has no specific policy regarding director attendance at the Company's annual meeting of shareholders, all directors are encouraged to attend. All of the Company's then-current directors virtually attended last year's annual meeting.

BOARD'S ROLE IN RISK OVERSIGHT

Our Board has oversight responsibility for managing risk, directly and through its various Committees, and management is responsible for the Company's day-to-day risk management activities. The Company has an ERM team and a management Enterprise Risk Committee to support senior management in fulfilling its day-to-day ERM responsibilities and to support the Board in fulfilling its oversight responsibility for risk management. The Company's Corporate Secretary oversees the activities of the Enterprise Risk Committee, which is made up of Senior Vice Presidents and Vice Presidents of major business and control functions and members of the ERM team. The Company's ERM team, working in coordination with the Enterprise Risk Committee assists the Board in its oversight of ERM by creating and facilitating a process to identify, prioritize, monitor, and report on risks and mitigation strategies, overseeing regular reporting of risks to the Board and its committees, identifying additional risk mitigation strategies as appropriate, and monitoring emerging risks.

The Board oversees AI as part of its oversight of the Company's strategy, and the Audit Committee oversees AI-related risks, including those associated with data privacy, cybersecurity, regulatory developments, operational integrity, responsible use considerations, and the effectiveness of the Company's governance and control environment. Management regularly updates the Board and Audit Committee on AI initiatives, governance practices, emerging risks, and mitigation efforts and maintains an AI governance framework, including a Global Responsible AI Use Policy designed to support the responsible use of AI across the enterprise. The Board is also responsible for oversight of risks related to corporate responsibility and sustainability matters and receives regular reports from the Company's Chief People and Culture Officer, including with respect to people development, associate engagement, workforce characteristics, and pay equity, to enable it to assess and manage risks related to the Company's workforce.

In fulfilling its oversight role, the Board generally focuses on the adequacy of the Company's risk management and mitigation processes. The Board works with the Company's Chief Executive Officer, Chief Financial Officer, Chief Legal and Administrative Officer, and Corporate Secretary to determine the Company's risk tolerance, and works to ensure that management identifies, evaluates, and properly manages the overall risk profile of the Company.

In addition to the discussion of risk at the Board level, the Board's standing committees also assess risk exposure as part of their ongoing responsibilities, as follows:

Committee of the Board	***Areas of Risk Oversight***	***Additional Information***
Audit Committee	Responsible for the oversight of policies and processes pertaining to the Company's ERM program and specifically considers risks and controls relating to, among other things, data and cybersecurity, AI, and the Company's financial statements and financial reporting processes. Responsible for the Code and for reviewing and approving the appointment of the Company's Chief Ethics Officer, who manages the Company's ethics and compliance program.	The Company's Internal Audit department assists the Audit Committee and the Board in their oversight of ERM by ensuring that key risks are included in the audit plan, providing objective assurance to the Board on the effectiveness of risk management processes, and reviewing the management of key risks.
Compensation Committee	Responsible for reviewing the Company's compensation policies and practices (including enterprise risks and compensation design risks) and the relationship among the Company's risk management policies and practices, corporate strategy, and compensation policies and practices.	The Compensation Committee conducts an annual risk assessment related to the Company's compensation programs. For more information, see the discussion on page 45 regarding the Company's compensation policies and practices.
G&N Committee	Responsible for reviewing the Company's corporate governance policies and practices and making recommendations to the Board that take into account the management of governance-related risk. Reviews and makes recommendations regarding corporate responsibility and sustainability-related risks when requested by the Board.	In addition, the G&N Committee's primary involvement in the director nomination and Board self-evaluation processes assists the Board in reviewing and mitigating risks related to the governance of our Board.
Finance Committee	Responsible for reviewing and approving plans and strategies with respect to financing transactions, acquisitions and dispositions, and other transactions involving financial risks.	The Finance Committee reviews the Company's earnings and free cash flow, its sources and uses of liquidity, compliance with financial covenants, and uses of the Company's cash.

Each of the committee chairs regularly reports to the full Board concerning the activities of the applicable committee, the significant issues it has discussed, and the actions taken by that committee.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we describe the compensation of our named executive officers ("named executive officers" or "NEOs"), including an overview of our compensation philosophy and the elements of our executive compensation program. We also explain how and why the Compensation Committee arrives at specific compensation policies and practices involving our NEOs. For our fiscal year 2026, which ended June 30, 2026, our NEOs included the following:



Curtis A. Campbell
President and CEO(1)



Tiffany L. Mason
Chief Financial Officer



Scott R. Manuel
Chief Strategy and Operations Officer



Dara S. Redler
Chief Legal and Administrative Officer



Mark J. Darling
Chief Retail Officer(2)



Jeffrey J. Jones II
Former President and CEO(3)

(1) In connection with Mr. Jones's retirement, the Board appointed Mr. Campbell as President and CEO effective January 1, 2026.

(2) Mr. Darling was appointed Chief Retail Officer effective January 1, 2026.

(3) Mr. Jones retired as President and CEO and from the Board effective December 31, 2025.

EXECUTIVE SUMMARY

Fiscal year 2026 marked the first year of our new expert-led, technology-enabled strategy. Our disciplined execution drove improved performance, enhanced the durability of our business, and strengthened the foundation for long-term growth. Through continued progress against our strategic priorities and disciplined capital allocation practices, we delivered the following results in fiscal year 2026:

In millions, except per share amounts	FY26	FY25	Change
Revenue	$3,945.4	$3,761.0	4.9%
Operating Expenses	$3,037.7	$2,933.0	(3.6)%
Net Income	$736.3	$609.5	20.8%
EBITDA[1]	$1,056.9	$976.3	8.3%
Earnings Per Share	$5.69	$4.42	28.7%
Adjusted Earnings Per Share[1]	$5.31	$4.66	13.9%

Note: All amounts represent results from continuing operations. All per share amounts are based on weighted average fully diluted shares over the corresponding period.

(1) Earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted earnings per share (EPS) are non-GAAP financial measures. For more information regarding financial measures not prepared in accordance with generally accepted accounting principles ("GAAP") that are disclosed in this proxy statement and for a reconciliation of these non-GAAP measures to the most directly comparable financial measures prepared in accordance with GAAP, see "Non-GAAP

Financial Information" beginning on page 32 in Part II, Item 7 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2026 filed with the SEC on August 14, 2026.

Executive Compensation Philosophy

Our executive compensation decisions are influenced by a variety of factors, with the Compensation Committee following the below principles for our executive compensation program:

1

Recruit, retain, and motivate top-caliber executives:

Our compensation programs are designed to support our strategic plan by attracting and retaining top talent that act boldly, demand high standards, crave tough problems, and value winning as a team.

2

Pay for performance:

We evaluate performance over both short-term and multi-year periods based on (i) the Company's financial, operational, and strategic performance, and (ii) the Company's total return to shareholders over time.

3

Align management and shareholder interests:

Our executive compensation program and stock ownership guidelines are structured to ensure management interests are aligned with those of our shareholders and to motivate and reward individual initiative and effort.

We believe our executive compensation program is reasonable, competitive, and appropriately balances the objectives of recruiting, retaining, and motivating our executives while rewarding performance and aligning management and shareholder interests.

2026 Fiscal Year End Target Pay Mix for NEOs

The performance-based nature of our NEOs' target total direct compensation at 2026 fiscal year end (generally, the total compensation package excluding benefits) is illustrated below:

CEO Total Target Direct Compensation


Base Salary 16%
STI 20%
PSUs 41%
RSUs 22%
61%
Performance-Based

Other NEO Total Target Direct Compensation


Base Salary 24%
STI 22%
PSUs 35%
RSUs 19%
57%
Performance-Based

PRESIDENT AND CHIEF EXECUTIVE OFFICER TRANSITION

As previously disclosed, on August 7, 2025, Jeffrey J. Jones II notified the Company's Board of Directors of his intention to retire as President and CEO of the Company effective December 31, 2025. The Board appointed Curtis A. Campbell, then the Company's President, Global Consumer Tax and Chief Product Officer, to succeed Mr. Jones as President and CEO, and appointed him to the Board, in each case effective immediately upon Mr. Jones's retirement. This transition reflected the Board's commitment to a rigorous executive succession planning process and its focus on leadership continuity and industry expertise.

In connection with Mr. Jones's retirement and pursuant to Mr. Campbell's offer letter (the "Offer Letter"), effective January 1, 2026, Mr. Campbell became President and CEO, and his compensation consisted of: (i) an annual base salary of $995,000; (ii) a target annual STI opportunity of 125% of his base salary, resulting in a prorated target STI opportunity for fiscal year 2026 of 110% of his average base salary for the fiscal year (taking into account his fiscal year 2026 base salary and STI target opportunity of 95% in his prior position, which were in effect for the first six months of fiscal year

2026); and (iii) eligibility to participate in the Company's equity incentive plan for each fiscal year as determined by the Compensation Committee. On January 5, 2026, Mr. Campbell received a promotion LTI award with an aggregate grant date fair value of $2.15 million, which reflects an annualized $6 million LTI opportunity for fiscal year 2026, prorated based on the LTI award Mr. Campbell received in respect of fiscal year 2026 in his prior position and the commencement of his service as President and CEO six months into fiscal year 2026. The Offer Letter also provides that Mr. Campbell will relocate both his principal residence and principal office to the Kansas City metropolitan area and the Company's world headquarters, respectively, no later than December 31, 2026. To assist Mr. Campbell with his relocation, the Company is providing him with relocation assistance in accordance with the Company's standard U.S. Domestic Executive Relocation Policy.

Following Mr. Jones's successful tenure as President and CEO, to support an orderly transition and preserve continuity, Mr. Jones moved to an employee Strategic Advisor role pursuant to his Transition and Strategic Advisor Agreement with the Company dated August 9, 2025 (the "Advisor Agreement"). The Advisor Agreement replaced and superseded Mr. Jones's Employment Agreement with the Company dated November 4, 2021 (the "Prior Employment Agreement"). The Advisor Agreement provided for the following transition arrangements: (i) Mr. Jones's retirement as President and CEO and as a member of the Company's Board effective December 31, 2025; (ii) for fiscal year 2026, Mr. Jones's base salary remained unchanged, and he was eligible to receive an LTI award (with a grant date of August 31, 2025) and a prorated STI award for the portion of the year he served as President and CEO; and (iii) from January 1, 2026 through September 2, 2026, Mr. Jones served as a Strategic Advisor to the President and CEO and received his monthly base salary during that period, but was not eligible for additional LTI or STI awards. Mr. Jones did not receive any special or accelerated vesting of his fiscal year 2026 LTI awards or previously outstanding LTI awards, and such awards were forfeited or vested on a pro rata basis in accordance with their terms. Mr. Jones's employment with the Company concluded on September 2, 2026.

For additional information regarding the CEO transition, including the Offer Letter and the Advisor Agreement, please see our Current Report on Form 8-K filed with the SEC on August 11, 2025.

Transition-Related Retention Awards

In connection with the CEO transition, the Compensation Committee approved one-time retention equity awards for Ms. Mason, Mr. Manuel, and Ms. Redler, with aggregate grant date fair values of $750,000, $750,000, and $500,000, respectively, to retain and incentivize these key executives during an important period of leadership transition. In structuring the awards, the Compensation Committee believed that it was important that a significant majority of the award value be performance-based. Accordingly, the awards were allocated 65% to PSUs and 35% to RSUs, consistent with the Company's annual grant practices. These one-time retention awards were granted at the same time as their annual LTI awards on August 31, 2025 and have the same vesting terms as their annual LTI awards.

NEW CHIEF RETAIL OFFICER

Effective January 1, 2026, the Board appointed Mark J. Darling, previously Senior Vice President, U.S. Retail Operations of the Company, as Chief Retail Officer. In connection with Mr. Darling's appointment, the Compensation Committee approved his fiscal year 2026 compensation package, which consisted of a base salary of $425,000, a target STI opportunity equal to 75% of base salary, and an LTI target of $700,000.

ENGAGEMENT WITH OUR SHAREHOLDERS

During fiscal year 2026, our Investor Relations team regularly reached out to many of our shareholders after each earnings call and material news announcement. In addition to our regular outreach this year, we also sent proactive engagement requests to our top 20 institutional shareholders, representing over 60% of our shares outstanding. Our fiscal year 2026 engagement created opportunities for shareholders to interact with our management team through various channels including one-on-one meetings, conferences, and non-deal road shows. These engagements have provided management and the Board with valuable insights into our shareholders' perspectives on our executive compensation program, governance practices, and other matters of importance to

them; and we intend to continue these practices regularly. At our 2025 annual meeting, shareholders approved our executive compensation program on an advisory basis, with approximately 96% of votes cast in favor of the proposal, which we believe demonstrates strong shareholder support of our compensation program and practices.

EXECUTIVE COMPENSATION PRACTICES

The Compensation Committee regularly reviews best practices in executive compensation and governance, and revises policies and practices when appropriate. The table below highlights our current compensation practices that we believe demonstrate alignment with our shareholders' long-term interests, legal and regulatory developments, and corporate governance trends.

What We Do	*What We Don't Do*
✓ Tie pay to performance.	✘ No executive employment contracts except with Mr. Campbell and Mr. Jones, our current CEO and former CEO, respectively.
✓ Engage in a rigorous performance goal setting process.	✘ No excise tax gross-ups.
✓ Mitigate undue risk through substantial emphasis on long-term equity incentives, caps on potential payments, and clawback provisions and policies.	✘ No individual change in control agreements, except for certain double-trigger provisions applicable to Mr. Jones, as described below.
✓ Provide modest post-termination benefits and double-trigger change in control severance payment provisions.	✘ No dividends on any unvested equity awards; dividend equivalents accrue and are payable only upon vesting of the underlying award.
✓ Require double-trigger vesting of equity awards in the event of a change in control.	✘ No hedging, pledging or the use of margin accounts related to our stock.
✓ Provide only minimal perquisites that we believe have a sound benefit to the Company.	✘ No repricing of stock options or stock appreciation rights without shareholder approval.
✓ Have rigorous stock ownership and retention guidelines for our executives.	✘ Do not allow cash buyouts for stock options or stock appreciation rights with zero intrinsic value.
✓ Impose minimum vesting periods for all executives' equity awards.	
✓ Use of an independent compensation consultant by the Compensation Committee.	

Executive Compensation Determination Process

The Compensation Committee holistically considers a variety of factors when making decisions regarding the recruitment, retention, and motivation of our executives. These factors, as they relate to setting target executive compensation opportunities, primarily include:


MARKET/EXTERNAL FACTORS
Business environment in which we operate, the current economic climate, and market factors relevant to our business and our strategy
NEO's role and scope of responsibilities relative to comparable positions in the Peer Group and survey data
NEO compensation from our Peer Group
COMPANY FACTORS
Financial performance
Internal parity
Value and importance of the position to the Company and its achievement of its strategy
NEO SPECIFIC FACTORS
Experience, knowledge, skills, level of responsibility, and potential to influence our performance and future success
Compensation history at the Company
Prior year performance

The Compensation Committee annually reviews tally sheets, which include all components of our compensation program for each NEO. As a part of this process, the Compensation Committee also reviews the total value of each executive's stock-denominated compensation and the potential costs related to an executive's termination.

Based on this information and the input of the Compensation Committee's independent compensation consultant, the Compensation Committee members analyze each NEO's target total direct compensation and set it at a level that is reasonable and competitive, and that appropriately balances the objectives of our compensation program.

FISCAL YEAR 2026 EXECUTIVE COMPENSATION PROGRAM SUMMARY

Key elements of our fiscal year 2026 NEO compensation program are summarized below. Actual pay outcomes are based on the Company's performance against specific pre-established annual and multi-year financial, operational, and strategic performance goals, and the Company's total return to shareholders over time.

	Component	*Purpose*	*Characteristics*
Fixed	**Base Salary**	Compensates for scope and level of responsibility, experience, and sustained individual performance.	Fixed component; any increases are merit-driven and based on the executive's individual performance and competitive market data.
Performance-Based	**STI**	Motivates and rewards achievement of pre-established annual financial, operational, and strategic performance objectives.	Performance-based cash opportunity tied directly to our business plan; actual payouts vary based on achievement of specific performance objectives.
	PSUs	Motivates and rewards achievement of multi-year performance objectives that enhance longer-term shareholder value.	Performance-based equity opportunity; amounts realized vary based on actual financial results and stock price over a three-year period.

	Component	Purpose	Characteristics
Retentive Stock Awards	**RSUs**	Creates a balanced long-term incentive program, helping to manage equity utilization while aligning to market practice and longer-term shareholder value.	Time-based, three-year ratable vesting supports retention; improved stock price performance enhances overall value of awards.
Other	**Retirement, Health and Welfare Benefits**	Offers market-competitive health insurance options and income replacement upon death or disability.	Generally the same as those available to all employees, including benefits under a group health plan, a group life insurance program, and a 401(k) plan with Company matching.
	Perquisites	Provides modest benefits that promote health, safety, and work-life balance.	An immaterial component of our ongoing executive compensation program.

FISCAL YEAR 2026 COMPENSATION PROGRAM

As previously disclosed, the Compensation Committee undertook a comprehensive redesign of our executive compensation program in fiscal year 2022 to better align our compensation practices and overall incentive plan frameworks with our strategy. For subsequent fiscal years, the Compensation Committee determined to keep the plans and equity mix substantially consistent with those implemented in fiscal year 2022, with the exception of one STI metric change beginning in fiscal year 2024 related to U.S. New Clients, as described below.

NEO Compensation Levels

The Compensation Committee establishes compensation levels based on the factors described above under "Executive Compensation Determination Process" and below under "Compensation Benchmarking." Annual increases for our NEOs, other than the CEO, are based on evaluation of performance by the CEO and the Compensation Committee, the Company's performance and outlook for the upcoming fiscal year, and NEO compensation data from our Peer Group companies as well as survey data.

At 2026 fiscal year end, total target direct compensation ("TTDC") levels for our NEOs were as follows:

	2026 Fiscal Year End NEO Target Compensation				
Officers	*Annual Base Salary ($)*	*STI Target ($)*	*LTI Target ($)*	*TTDC ($)*	*TTDC % Increase from Fiscal Year 2025*
Curtis A. Campbell[(1)]	995,000	1,243,750	3,850,000	6,088,750	126.6%
Tiffany L. Mason[(2)]	640,000	608,000	1,500,000	2,748,000	11.3%
Scott R. Manuel[(3)]	630,000	598,500	1,500,000	2,728,500	11.8%
Dara S. Redler[(4)]	565,000	508,500	1,350,000	2,423,500	2.1%
Mark J. Darling[(5)]	425,000	318,750	700,000	1,443,750	N/A
Jeffrey J. Jones II[(6)]	995,000	752,384	8,300,000	10,047,384	(6.9)%

(1) In connection with the CEO transition, effective January 1, 2026, Mr. Campbell's annual base salary was increased to $995,000 with a target STI opportunity of 125% of his base salary, resulting in an average base salary of $816,041 and a prorated target STI opportunity of 110% for fiscal year 2026. In addition, on January 5, 2026, Mr. Campbell received a promotion LTI award with an aggregate grant date fair value of $2,150,000, which is included in the table above.

(2) In connection with the CEO transition, Ms. Mason received a one-time retention LTI award with an aggregate grant date fair value of $750,000, which is not included in the table above.

(3) In connection with the CEO transition, Mr. Manuel received a one-time retention LTI award with an aggregate grant date fair value of $750,000, which is not included in the table above.

(4) In connection with the CEO transition, Ms. Redler received a one-time retention LTI award with an aggregate grant date fair value of $500,000, which is not included in the table above.

(5) Mr. Darling was appointed Chief Retail Officer effective January 1, 2026 and was not a named executive officer during fiscal year 2025. In connection with his appointment, Mr. Darling's STI target was increased from 70% to 75% of his base salary, resulting in a prorated STI target of 72.48% for fiscal year 2026. In addition, on January 5, 2026, Mr. Darling received a promotion LTI award with an aggregate grant date fair value of $184,951, which is included in the table above.

(6) In connection with the CEO transition, Mr. Jones's base salary remained unchanged, and he was eligible to receive an LTI award and a prorated STI award for the portion of the fiscal year that he served as President and CEO. From January 1, 2026 through September 2, 2026, Mr. Jones served as a Strategic Advisor to the President and CEO and received his monthly base salary during that period but was not eligible for additional LTI or STI awards. Mr. Jones did not receive any special or accelerated vesting of his fiscal year 2026 LTI awards or previously outstanding LTI awards, and such awards were forfeited or vested on a pro rata basis in accordance with their terms. Mr. Jones's employment with the Company concluded on September 2, 2026.

The TTDC increase for Mr. Campbell was due to his promotion to President and CEO and was based on a competitive review of our Peer Group survey, other market survey data, and individual performance. The TTDC increase for Mses. Mason and Redler and Mr. Manuel were also based on a competitive review of our Peer Group survey and other market survey data, in light of their respective roles and responsibilities, and individual performance. The TTDC decrease for Mr. Jones was due to his retirement and related receipt of a reduced prorated target STI award.

Short-Term Incentive Compensation

Overview

Our executive STI compensation is designed to compensate executives primarily for achieving pre-established performance objectives that relate to our fiscal year business plan. STI compensation is provided under our shareholder-approved H&R Block Executive Performance Plan ("Executive Performance Plan"). Under the Executive Performance Plan, the Compensation Committee may exercise discretion to modify the actual amounts to be paid to each executive, if any, based on subjective determinations or performance against additional objective performance metrics. Performance criteria and objectives may also be adjusted, as necessary, to prevent reduction or enlargement of an award due to extraordinary events generally outside the executives' control.

As noted above, given the comprehensive redesign undertaken in fiscal year 2022 to better align our compensation programs with our strategy, the Compensation Committee retained a consistent structure for the STI plan for fiscal year 2026, which is illustrated in the graphic to the right. The only material plan change from the fiscal year 2022 redesign was replacing the "Fund the Future" Cost Savings metric with a U.S. New Clients metric starting in fiscal year 2024, as the Fund the Future strategic goal had been fully achieved. The Compensation Committee believes that this approach maintains the balance between the top- and bottom-line metrics while also reinforcing an alignment with the Company's strategy and recognizing individual accomplishments.


Individual Modifier +/- 25%
U.S. New Clients 20%
H&R Block Pre-tax Earnings - Continuing Operations 40%
H&R Block Revenues - Continuing Operations 40%

Target Awards

STI target opportunities for our NEOs are intended to place a significant portion of our NEOs' annual cash compensation at risk and to provide competitive total cash compensation opportunities. STI payouts can range from 0% (or 50% if all threshold goals are achieved) to 200% of each NEO's target STI opportunity, based on performance against pre-established metrics and payout curves.

Each year, the Compensation Committee approves a target opportunity for STI compensation for each NEO that is a percentage of base salary. In August 2025, as part of the Compensation

Committee's annual review, the Compensation Committee increased the STI target percentage opportunities for each of Ms. Mason and Mr. Manuel from 90% to 95% of base salary. These increases were made to better align Ms. Mason's and Mr. Manuel's respective target STI opportunities with peer group and market benchmarks for comparable executive roles. The target opportunities applicable to our NEOs at 2026 fiscal year end are shown in the table below.

	2026 Fiscal Year End NEO Target STI Opportunity	
Officers	***Target STI (as a % of Salary)***	***Target STI ($)***
Curtis A. Campbell[(1)]	125%	1,243,750
Tiffany L. Mason	95%	608,000
Scott R. Manuel	95%	598,500
Dara S. Redler	90%	508,500
Mark J. Darling[(2)]	75%	318,750
Jeffrey J. Jones II[(3)]	75%	752,384

(1) In connection with the CEO transition, effective January 1, 2026, Mr. Campbell's annual base salary was increased to $995,000 with a target STI opportunity of 125% of his base salary, resulting in an average base salary of $816,041 and a prorated target STI of 110% for fiscal year 2026.

(2) In connection with Mr. Darling's promotion to Chief Retail Officer, Mr. Darling's STI target was increased from 70% to 75% of his base salary, resulting in a prorated STI target of 72.48% for fiscal year 2026.

(3) In connection with the CEO transition, Mr. Jones's target fiscal year 2026 STI award was prorated to $752,384 based on the time he served as President and CEO during fiscal year 2026.

In August 2025, the Compensation Committee approved the fiscal year 2026 STI performance objectives applicable to our executives, which are summarized in the graphics below. The Compensation Committee believes that the levels set for the performance metrics, at the time when they were set, appropriately incentivized our executives to meet the Company's Board-approved fiscal year 2026 operating plan and execute on our enterprise strategy by providing realistically achievable goals, while ensuring that such goals were sufficiently challenging.

Target vs. Actual STI Awards

The following formula is used to calculate the payout awarded for fiscal year 2026 STI compensation:

Base Salary ($) **x** **Target STI (% of Base Salary)** **x** **Actual Funded Payout (% of Target)** **x** **Individual Modifier (%)** **=** **Actual STI Earned ($)**

As a result of our performance in fiscal year 2026, the fiscal year 2026 STI plan funded at 107.4% of target. Following determination of the funded payout, the Compensation Committee then considered individual performance, including leadership, execution of strategic and operational priorities, contributions to enterprise objectives, and overall impact on the business. Based on that assessment, the Compensation Committee applied a 20% positive individual modifier to Mr. Darling's funded payout to reflect his individual performance and impact to the business. No other NEO received an individual modifier.

The Company's results for each performance metric were as follows:

Criteria	Threshold (50%)	Target (100%)	Maximum (200%)		Weight	Result	Payout Percentage
Revenue from Continuing Operations[(1)] (in millions)	$3,743.1	$3,899.0	$4,016.0	$3,937.3	40%	111.1%	44.4%
Pre-Tax Earnings from Continuing Operations[(1)(2)] (in millions)	$760.8	$836.0	$911.2	$870.5	40%	128.5%	51.4%
U.S. New Clients[(1)(3)] (in thousands)	3,100	3,407	3,713	3,139	20%	57.6%	11.5%
						Total Payout Percentage	**107.4%**

Note: The criteria, objectives, and results in this table are disclosed in the limited context of our executive compensation program and should not be deemed to apply in other contexts. Payout percentages are rounded to the nearest tenth of a percent.

(1) The performance metrics were consistent with the Company's Board-approved fiscal year 2026 operating plan, fiscal year 2026 financial outlook, and enterprise strategy.

(2) Pre-Tax Earnings from Continuing Operations includes consolidated net earnings for fiscal year 2026 attributable to continuing operations before the deduction of income taxes.

(3) The U.S. New Clients strategic goal is tied to increasing new clients across our U.S. business lines, including and calculated as follows: (1) Assisted – new clients who did not file an assisted return with the Company in the prior fiscal year; (2) DIY – new, paid online completed returns (excludes all free clients); (3) a Spruce user who makes a deposit for the first time within the fiscal year; (4) a bookkeeping or payroll sign-up directly through our Central Team business services operations; and (5) a new Business Entity Formation order placed during the fiscal year.

The table below shows each NEO's target opportunity and actual amount earned under our fiscal year 2026 STI program.

Officers	Target STI Opportunity ($)	Actual Funded Payout (% of Target)	Individual Modifier (%)	Actual STI Earned ($)
Curtis A. Campbell[(1)]	897,645	107.4%	100%	963,757
Tiffany L. Mason	608,000	107.4%	100%	652,779
Scott R. Manuel	598,500	107.4%	100%	642,580
Dara S. Redler	508,500	107.4%	100%	545,951
Mark J. Darling[(2)]	308,038	107.4%	120%	396,870
Jeffrey J. Jones II[(3)]	752,384	107.4%	100%	807,797

(1) In connection with the CEO transition, effective January 1, 2026, Mr. Campbell's annual base salary was increased to $995,000 with a target STI opportunity of 125% of his base salary, resulting in an average base salary of $816,041 and a prorated target STI of 110% for fiscal year 2026.

(2) In connection with Mr. Darling's promotion to Chief Retail Officer, Mr. Darling's STI target was increased from 70% to 75% of

his base salary, resulting in a prorated STI target of 72.48% for fiscal year 2026. As discussed above, the Committee then applied a 20% positive individual modifier to Mr. Darling's funded payout to reflect his individual performance and impact to the business.

(3) In connection with the CEO transition, Mr. Jones's target fiscal year 2026 STI award was prorated to $752,384 based on the time he served as President and CEO during fiscal year 2026.

Long-Term Incentive Compensation

Overview

We believe that a significant portion of each NEO's compensation should depend on the long-term value we create for our shareholders. Our LTI compensation is equity-based and is designed to support multiple objectives, including:

- aligning management's interests with those of our shareholders;
- tying compensation to the attainment of long-term financial and operating goals and strategic objectives to drive long-term value creation;
- ensuring that realized compensation reflects changes in shareholder value over the long term; and
- recruiting, retaining, and motivating highly skilled executives.

Generally, the Company awards equity-based compensation on an annual basis within 90 days of the beginning of each fiscal year. From time to time, the Company also awards equity-based compensation as part of an employment offer or promotion or, in certain limited instances, as a special award.

Fiscal Year 2026 Performance-Based LTI

For fiscal year 2026, our NEOs received a mix of equity-based incentive awards as shown in the chart to the right, each of which is explained below.


RSUs
35%
PSUs
65%

At the end of the performance period, the Compensation Committee will certify the performance results and percentage payout for PSUs, as well as the resulting final number of units earned by each executive. There are no dividends paid on outstanding LTI during the vesting period, but dividend equivalents accumulate and are paid to the extent the award ultimately vests. Unvested units do not carry voting rights.

<u>Performance Share Units</u>


RSUs
35%
PSUs
65%

- PSUs establish a clear connection between NEOs' compensation and the achievement of financial goals that are important for long-term value creation.
- The PSUs granted in fiscal year 2026 give a participating NEO the opportunity to earn an initial payout, ranging from 0% (or 50% if the threshold goal is achieved) to 200% of target, based upon the Company's performance against a pre-established performance metric. This initial payout is then modified based on the Company's Total Shareholder Return ("TSR") over the performance period relative to the S&P 400 index.

For PSUs granted in fiscal year 2026:

- Performance is measured over a three-year period beginning on July 1, 2025 and ending on June 30, 2028.

- The pre-established performance metric is three-year cumulative EBITDA from Continuing Operations (“EBITDA”). The Compensation Committee selected EBITDA as the performance metric because it believes this metric drives sustained value creation over the longer term.
- The initial payout is then modified, within a range of plus or minus 25%, based on the Company’s TSR over the performance period relative to the S&P 400 index, as follows, with the total payout capped at 200%:


Payout Modifier
75.0%
100%
125.0%
TSR Performance
20th percentile and below
50th percentile
80th percentile

The specific EBITDA performance goal for these PSUs is not disclosed at this time given its competitive sensitivity, but will be disclosed upon completion of the performance period in future proxy statements.

The following formula is used to calculate the final number of earned PSUs, subject to a 200% cap overall:

Target PSU Grant x **Performance Percentage (0 to 200%)** x **TSR Modifier (75% to 125%)** = **Number of PSUs Earned**

Executives are required to hold at least 50% of the gross shares earned upon vesting of the PSUs for a period of one year after the vesting date. In addition, vested equity is subject to stock ownership guidelines that may extend the one-year holding period if the guidelines have not yet been met.

Restricted Share Units


RSUs
35%
PSUs
65%

- RSUs align our NEOs’ compensation with shareholders’ interests as the RSUs’ value varies with fluctuations in our stock price.
- The RSUs granted in fiscal year 2026 vest ratably over three years, providing a retention incentive for NEOs.

Fiscal Year 2026 LTI Vesting Provisions

PSUs generally vest on the third anniversary of the grant date. RSUs generally vest in one-third annual increments beginning on the first anniversary of the grant date. However, certain special grants may have a different vesting schedule. Awards may vest upon termination of employment prior to the vesting date under certain circumstances, as described below under “Termination of Employment, Severance, and Transition Arrangements.”

Fiscal Year 2026 LTI Compensation Awards

For fiscal year 2026, the Company awarded our NEOs PSUs and RSUs in the amounts shown below. The fiscal year 2026 PSUs are performance-based and will vest three years from the grant date, and the fiscal year 2026 RSUs vest in one-third annual increments beginning one year after the grant date.

Officers	Target LTI Award ($)	PSUs (#)(1)	RSUs (#)(1)
Curtis A. Campbell(2)	3,850,000	56,235	29,034
Tiffany L. Mason(3)	1,500,000	19,477	10,428
Scott R. Manuel(4)	1,500,000	19,477	10,428
Dara S. Redler(5)	1,350,000	17,529	9,385
Mark J. Darling(6)	700,000	8,083	6,596
Jeffrey J. Jones II(7)	8,300,000	107,771	57,697

(1) Represents the value of our annual LTI compensation program awards, which are subject to rounding. These award values are converted into: (i) the number of PSUs based on the Monte Carlo valuation model as of the grant date and (ii) the number of RSUs based on the closing price of one share of common stock on the grant date. The number of PSUs or RSUs resulting from the conversion of the award value to the number of units awarded is rounded up to the nearest whole unit; such rounded numbers are reflected in the chart above. As such, the award value reported in this column may differ from the accounting grant date fair value under ASC 718.

(2) As discussed above, in connection with the CEO transition, Mr. Campbell received a promotion LTI award with an aggregate grant date fair value of $2,150,000, which is included in the table above.

(3) As discussed above, in addition to Ms. Mason's fiscal year 2026 LTI award, she also received a one-time retention LTI equity award with an aggregate grant date fair value of $750,000. This one-time retention LTI grant was made at the same time as Ms. Mason's annual LTI grant on August 31, 2025 and is allocated between PSUs (65%) and RSUs (35%). Ms. Mason's one-time retention LTI award is not included in this table.

(4) As discussed above, in addition to Mr. Manuel's fiscal year 2026 LTI award, he also received a one-time retention LTI equity award with an aggregate grant date fair value of $750,000. This one-time retention LTI grant was made at the same time as Mr. Manuel's annual LTI grant on August 31, 2025 and is allocated between PSUs (65%) and RSUs (35%). Mr. Manuel's one-time retention LTI award is not included in this table.

(5) As discussed above, in addition to Ms. Redler's fiscal year 2026 LTI award, she also received a one-time retention LTI equity award with an aggregate grant date fair value of $500,000. This one-time retention LTI grant was made at the same time as Ms. Redler's annual LTI grant on August 31, 2025 and is allocated between PSUs (65%) and RSUs (35%). Ms. Redler's one-time retention LTI award is not included in this table.

(6) In connection with Mr. Darling's promotion to Chief Retail Officer, he received a promotion LTI award with an aggregate grant date fair value of $184,951, which is included in the table above.

(7) Pursuant to the terms of the equity award agreements governing Mr. Jones's 2026 LTI award, upon his departure from the Company: (i) two-thirds of the RSUs underlying the award forfeited; and (ii) one-third of the PSUs underlying the award will vest subject to attainment of the applicable performance goals at the end of the performance period and the remaining PSUs were forfeited.

VESTING AND PERFORMANCE-BASED PAYOUTS OF FISCAL YEAR 2024 PSUS

Our executives, including our NEOs, received PSUs in fiscal year 2024 (other than Ms. Mason and Messrs. Campbell and Manuel, who were not employed by the Company on the grant date). Performance for these PSUs was based on a three-year period beginning on July 1, 2023 and ending on June 30, 2026. The Compensation Committee certified performance and approved the overall payout in August 2026.

Under the terms of the award agreements for fiscal year 2024 PSUs, a participating executive had the opportunity to earn an initial payout based upon the Company's performance against a pre-established EBITDA metric. The Compensation Committee selected a preset level of three-year cumulative EBITDA for the performance period. This initial payout was then modified based on the Company's TSR relative to the S&P 400 index over the performance period. The TSR modifier can increase or decrease the payout by up to 25% of the initial payout amount. However, notwithstanding the result of that calculation, the maximum potential earned amount is capped at 200%.

Based on the Company's results relative to the preset threshold, target, and maximum, the Compensation Committee approved the below results and applicable EBITDA performance.

Period	Metric	Threshold (0%)	Target (100%)	Maximum (200%)	Performance Percentage
July 1, 2023 – June 30, 2026	Three-Year Cumulative EBITDA from Continuing Operations[(1)] (in millions)	$2,996.5 $2,543 $2,992 $3,366			100.3%

(1) EBITDA from Continuing Operations is defined as earnings of the Company from continuing operations excluding interest expense, taxes, depreciation and amortization.

The Compensation Committee then applied a TSR modifier of 101.0% based on the Company's TSR over the performance period relative to the S&P 400, which ranked in the 51st percentile. Based on the performance percentage and the TSR modifier, our NEOs received 101.3% of the PSUs initially granted at target, as well as additional shares of common stock representing dividend equivalents accrued on the number of shares that ultimately vested. The table below shows the target-level opportunity and actual award with respect to the PSUs granted to each of our NEOs in fiscal year 2024:

Officers	PSUs Outstanding (#)[(1)]		Performance Percentage[(1)]		TSR Modifier[(1)]		Actual Shares Received (#)[(2)]
Jeffrey J. Jones II	113,606.6	x	**100.3%**	x	**101.0%**	=	115,135
Dara S. Redler	17,041.7	x	**100.3%**	x	**101.0%**	=	17,271
Mark J. Darling[(3)]	4,369.6	x	**100.3%**	x	**101.0%**	=	4,429

(1) The number of PSUs outstanding includes dividend equivalents accrued on the number of PSUs granted in fiscal year 2024. The PSUs outstanding, Performance Percentage, and TSR Modifier are rounded to the nearest tenth for the purposes of this illustration.

(2) The number of shares actually received by the NEOs includes additional shares of common stock equal in value to the total dividends that would have been paid on the number of shares of common stock that vested pursuant to the payout calculation and are rounded up to the next whole share. Ms. Mason and Messrs. Campbell and Manuel did not receive fiscal year 2024 PSUs, as they were not employed by the Company at the time of grant.

(3) Mr. Darling was promoted to Chief Retail Officer effective January 1, 2026 and became an NEO as of such date. The fiscal year 2024 PSUs shown above were granted to Mr. Darling prior to his promotion under the Company's broad-based employee long-term incentive program, and reflect the target levels and terms applicable to his prior role.

As described above, the mandatory post-vesting holding requirement requires that the executive hold at least 50% of the gross shares earned upon vesting of the PSUs for a period of one year after the vesting date.

FISCAL YEAR 2027 COMPENSATION PROGRAM

NEO Compensation Levels

In August 2026, the Compensation Committee approved the TTDC for fiscal year 2027 shown in the table below for our NEOs who served as executive officers at that time:

	Fiscal Year 2027 NEO Target Compensation				
Officers	Annual Base Salary ($)	STI Target ($)	LTI Target ($)	TTDC ($)	TTDC % Increase from Fiscal Year 2026
Curtis A. Campbell	995,000	1,243,750	7,250,000	9,488,750	55.8%
Tiffany L. Mason	665,000	631,750	2,000,000	3,296,750	20.0%
Scott R. Manuel	652,000	619,400	1,600,000	2,871,400	5.2%
Dara S. Redler	585,000	526,500	1,450,000	2,561,500	5.7%
Mark J. Darling	475,000	427,500	900,000	1,802,500	24.9%

The fiscal year 2027 STI and LTI plans, which are substantially consistent with the plans used in fiscal year 2026, were approved by the Compensation Committee in August and September 2026. The only change was a refinement to the U.S. New Clients methodology used in the STI plan to better align with the Company's strategic initiatives. No changes were made to the LTI plan or equity mix used in fiscal year 2026. The fiscal year 2027 award agreements are materially consistent with the forms filed as Exhibits 10.23 and 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2026. The specific goals for each metric are not disclosed at this time given their competitive sensitivity but will be disclosed upon completion of the performance period in the Compensation Discussion and Analysis section of the applicable proxy statement.

The increase in Mr. Campbell's TTDC reflects fiscal year 2027 as his first full year serving as President and CEO and an assessment of competitive positioning as compared to Peer Group and market survey data, as well as Mr. Campbell's individual performance during fiscal year 2026. The TTDC increase for Messrs. Darling and Manuel and Mses. Mason and Redler reflect the Compensation Committee's review of Peer Group and market survey data as well as its assessment of competitive positioning and individual performance.

OTHER BENEFITS

The Company provides certain benefits to all full-time employees, including employer matching contributions to our qualified retirement plan, an employee stock purchase plan that permits purchases of our common stock at a discount, life insurance, health and welfare benefit programs, and the opportunity to use our tax preparation services at no direct cost. Benefits for executives generally are the same as benefits for all other full-time employees, except that NEOs and certain key employees may participate in our executive group life insurance program and our deferred compensation plan and are entitled to certain relocation benefits as described below. The CEO is also permitted personal use of the Company's fractional share of a private aircraft as described below. We structure our executive benefit program to be consistent with our philosophy of emphasizing performance-based elements in our executive compensation program. Perquisites represent an immaterial element of our overall executive compensation program.

The Company offers a group life insurance program to executives that provides death benefits up to three times the participating executive's annual base salary. The death benefits are payable to beneficiaries designated by the participating executive.

Our deferred compensation plan is designed to assist our executives in building retirement savings by offering participants the opportunity to defer their receipt of base salary and STI compensation.

The Company also provides relocation benefits to eligible employees under our U.S. Domestic Executive Relocation Policy. These relocation benefits generally cover certain common relocation expenses and are subject to a clawback requirement. The Company believes that providing relocation benefits under our U.S. Domestic Executive Relocation Policy is important in incentivizing talented executives to relocate themselves and their families to our headquarters in the Kansas City metropolitan area. A recipient is required to repay all or a portion of his or her relocation benefits to the Company in the event of his or her voluntary termination or involuntary termination for cause within 24 months following the relocation date. Pursuant to the Offer Letter, Mr. Campbell became eligible for, and he ultimately received, relocation benefits under this policy.

Aircraft Usage

The Company leases a fractional share of a private aircraft to allow executives to safely and efficiently travel for business purposes. The corporate aircraft allows our executives to be far more productive than commercial flights, as it provides a confidential, safe, and productive environment in which to conduct business. Beginning in fiscal year 2021, the Compensation Committee approved the CEO's usage of a private aircraft for personal travel up to a specified maximum number of hours per fiscal year. For fiscal year 2026, the Compensation Committee approved a maximum of 30 hours of personal aircraft usage for the CEO, subject to immaterial overages approved by the Compensation Committee Chair in his discretion. In connection with the CEO transition, Mr. Jones retired as President and CEO effective December 31, 2025, and Mr. Campbell assumed the role effective January 1, 2026.

Accordingly, Mr. Campbell was permitted up to 15 hours of personal aircraft usage for fiscal year 2026, reflecting a prorated allocation for his six months of service as President and CEO during the fiscal year. The Compensation Committee approved this usage for security and safety purposes and to increase the CEO's efficiency and time available for business. This benefit is taxable to the executive, and no tax gross-up is provided by the Company.

COMPENSATION BENCHMARKING

We benchmark our executive compensation practices relative to publicly disclosed information for a defined group of peer companies, which for fiscal year 2026 is set forth below (the "Peer Group"). We also review compensation data from multiple general industry survey sources, comparing companies of relevant total revenue size and positions of comparable duties for each NEO. For fiscal year 2026, these survey sources included the Radford McLagan Compensation Database and the Willis Towers Watson General Industry Executive Compensation Survey. The Compensation Committee reviews summary Peer Group and survey data to confirm that the market references we use are appropriate for our business, the industries in which we compete for executive talent, and the responsibilities of our senior executives.

With the input of its independent compensation consultant, the Compensation Committee reviews the Peer Group annually and revises the group as circumstances warrant. We endeavor to identify companies that are comparable to or competitive with our core businesses, including tax and professional products and services, that have similar strategic plans or outlook, or that are comparable on a variety of relevant metrics. As a result of the Compensation Committee's annual review in November of 2024, with input from its independent compensation consultant, the Compensation Committee removed Workday, Inc., Genpact Limited, and Global Payments Inc. and added Affirm Holdings, Inc., CBIZ, Inc., and Dayforce Inc. to the peer group used for benchmarking fiscal year 2026 compensation. These changes align the Company closer to the median revenue size of its peer group. The graphic to the right shows the Peer Group utilized by the Compensation Committee in benchmarking fiscal year 2026 compensation.

FY2026 Peer Group

ACI Worldwide Inc.
Affirm Holdings, Inc.
Alight, Inc.
CBIZ, Inc.
Dayforce Inc.
Equifax Inc.
Euronet Worldwide, Inc.
Gartner, Inc.
Insperity, Inc.
Intuit Inc.
Jack Henry & Associates, Inc.
Paychex, Inc.
TransUnion
TriNet Group, Inc.
The Western Union Company
WEX Inc.

Fiscal Year 2027 Peer Group

The Compensation Committee conducted its annual review of Peer Group companies to be referenced in setting fiscal year 2027 compensation in November of 2025. With input from its independent compensation consultant, the Compensation Committee determined to replace Dayforce Inc. with Fair Isaac Corporation due to Dayforce Inc. ceasing to be a publicly traded company after being taken private.

ROLES OF THE INDEPENDENT COMPENSATION CONSULTANT, MANAGEMENT, AND THE BOARD IN EXECUTIVE COMPENSATION

Use of External Consultant

In September 2020, the Compensation Committee retained Compensation Advisory Partners LLC ("CAP LLC") as its external, independent compensation consultant, and CAP LLC has served in that capacity since that time. The Compensation Committee's independent compensation consultant reports directly to the Committee, and the Committee may replace the consultant or hire additional consultants at any time. The independent compensation consultant advises the Compensation Committee on issues pertaining to executive compensation, including the assessment of market-based compensation levels, the selection of our Peer Group, our pay positioning relative to

the market, the mix of pay, incentive plan design, and other executive employment matters. The independent consultant provides its advice based in part on prevailing and emerging market practices, as well as our specific business context. The Compensation Committee retains sole authority to hire its compensation consultants, approve fees, determine the nature and scope of services, evaluate performance, and terminate the engagement. The Compensation Committee believes that external compensation consultants for the Compensation Committee should be independent and serve the Compensation Committee exclusively and should not perform any other services for the Company at any time. CAP LLC performs no other services for the Company.

In accordance with the requirements of applicable SEC rules and NYSE listing standards, the Compensation Committee reviewed CAP LLC's independence and determined that it meets the independence criteria established under such rules and listing standards.

Executive Evaluation Process

The Compensation Committee generally reviews our CEO's performance each year against pre-established financial, operational, strategic, and individual objectives. Our CEO is responsible for sharing with the Compensation Committee and the Chairman of the Board his accomplishments in light of current year objectives, as well as proposed objectives for the following year. The Compensation Committee keeps the independent members of the Board apprised of its activities related to the review and approval of CEO performance and compensation matters and, from time to time, consults with such independent members on matters concerning CEO performance and compensation. Based on its evaluation, the Compensation Committee determines the CEO's compensation. The Chairman of the Board and the Compensation Committee Chair then communicate the Compensation Committee's evaluation and determinations to the CEO. Our CEO does not play a role in determining his own compensation, other than discussing his annual performance review with the Chairman of the Board and sharing his accomplishments and proposed objectives with the Compensation Committee.

The Compensation Committee consults with the CEO concerning the performance of other NEOs and approves the compensation of such officers, taking into account recommendations of the CEO and input from the Board. Our CEO and Chief People and Culture Officer assist the Compensation Committee in reaching compensation decisions regarding executives other than themselves. In addition, the CEO (with input from other senior executives) develops recommendations for the Compensation Committee's approval regarding performance goals under our STI and LTI compensation programs. Executives do not play a role in determining their own compensation, other than discussing their annual performance reviews with their supervisors and, in the case of the CEO, making recommendations for the Compensation Committee's approval regarding performance goals under our STI and LTI programs. In its sole discretion, the Compensation Committee reviews the recommendations and approves any changes it determines to be in the best interests of the Company and our shareholders.

OTHER EXECUTIVE COMPENSATION PRACTICES AND POLICIES

Compensation "Clawback" Policy and Restrictive Covenants

In fiscal year 2024, the Company adopted a Policy for the Recovery of Erroneously Awarded Compensation (the "Clawback Policy") to comply with the requirements of the Exchange Act, SEC rules and NYSE listing standards, such that in the event of a financial restatement, the Company is required to seek recoupment of certain cash and performance-based equity incentive compensation received or deemed to be received by our current or former Section 16 officers on or after October 2, 2023, to the extent it is determined to have been erroneously paid. The Prior Employment Agreement, the Advisor Agreement, the Executive Performance Plan, equity award agreements under the 2018 Plan, and the H&R Block Executive Severance Plan ("Executive Severance Plan") each also include a clawback provision that provides the Board with authority to seek reimbursement of performance-based or incentive compensation in a broader set of circumstances. In addition, beginning in fiscal year 2020, equity award agreements provide that all unvested awards that would otherwise be subject to pro-rata or full vesting in the event of a termination will be forfeited by the executive if the Compensation

Committee determines that the executive engaged in activities that would have been grounds for an involuntary termination for cause.

Our award agreements contain restrictive covenants, including non-competition and non-solicitation provisions, which, if violated, authorize the Company to cancel or rescind the award or seek reimbursement of value received by the individual, consistent with applicable law. In addition, the Executive Severance Plan provides that the Board may recover or require reimbursement of all severance, equity compensation awards (including profits from the sale of Company stock acquired pursuant to such awards), and other payments made to a participant under the Executive Severance Plan if the participant violates the provisions of any confidentiality, non-competition, non-solicitation, or similar agreement or policy. As discussed in Proposal 4, we are seeking shareholder approval of the 2026 Plan, and the 2026 Plan and award agreements under the 2026 Plan will also be subject to a clawback provision consistent with the terms of the Clawback Policy.

Stock Ownership Guidelines

We believe that our executives should have a significant financial stake in the Company, and the Company has adopted stock ownership guidelines that define ownership expectations for certain covered executives. Covered executives are expected to attain and retain a level of qualifying shares equal to a multiple of their annual base salaries. In determining whether a covered executive has met the applicable ownership requirement, we include shares owned by such executive directly or indirectly, share equivalents the executive holds in the Company's benefit plans, and 50% of any unvested RSUs awarded under the Company's long-term incentive plans (collectively, "Covered Shares"). Unvested performance awards are not included for purposes of determining compliance with the executive's ownership requirement.

Our stock ownership guidelines provide that, until a covered executive satisfies the applicable holding requirement, the executive is required to retain a specified percentage of any Covered Shares owned as of the date on which the executive becomes subject to the guidelines or acquired thereafter. The covered executives, required ownership levels, and retention percentages under our stock ownership guidelines are as follows:

Covered Executives	*Ownership Requirement*	*Retention Percentage*
CEO	6x Base Salary	100%
Senior Leadership Team	3x Base Salary	50%
Senior Vice Presidents	2x Base Salary	50%
Vice Presidents	1x Base Salary	N/A[1]

(1) Vice Presidents do not have a specified required retention percentage but are expected to retain shares to achieve their ownership requirement on the required timeline.

Once the covered executive satisfies the applicable ownership requirement, the executive is no longer subject to the retention requirement, so long as such executive's ownership of Covered Shares continues to exceed the applicable ownership requirement.

The Compensation Committee annually reviews each covered executive's progress toward meeting the stock ownership guidelines. Each covered executive has five years from the first annual ownership assessment after becoming subject to the guidelines to achieve the respective ownership requirement. All covered executives have either attained or are progressing toward attaining their applicable ownership requirements.

Insider Trading Policy

We are committed to promoting high standards of ethical business conduct and compliance with applicable laws, rules, and regulations. In furtherance of this commitment, the Company has adopted an Insider Trading Policy (the "Insider Trading Policy") governing the purchase, sale, and other transactions involving our securities by directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the NYSE listing standards. For more information about our Insider Trading Policy, please see the full text

of the Insider Trading Policy, a copy of which was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

Prohibition on Derivatives Trading and Hedging and Pledging of Our Securities

Our Insider Trading Policy prohibits all directors and employees, including the NEOs, from trading in any puts, calls, covered calls, or other derivative products involving any Company securities. Additionally, our policy prohibits these individuals from engaging in any hedging transactions with respect to any Company securities, which includes the purchase of certain instruments (including "cashless collars," forward sales contracts, equity swaps or any other similar instruments) designed to hedge, monetize, or offset any decrease in the market value of such securities. The policy also prohibits our employees and directors from pledging, or using as collateral, Company securities to secure personal loans or obligations, which includes a prohibition against holding shares of Company stock in a margin account.

Grant Practices Specific to Stock Options

We do not currently grant stock options as part of our equity compensation programs. If stock options were to be granted in the future, the Company would not grant such options in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock. In addition, we generally do not grant stock options (i) during trading blackout periods established under our Insider Trading Policy, or (ii) at any time during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information. These restrictions do not apply to RSUs, PSUs, or other types of equity awards that do not include an exercise price related to the market price of our common stock on the date of grant.

During fiscal year 2026, (i) none of our NEOs were awarded stock options with an effective grant date during any period beginning four business days before the filing or furnishing of a Form 10-Q, Form 10-K, or Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such reports, and (ii) we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

TERMINATION OF EMPLOYMENT, SEVERANCE, AND TRANSITION ARRANGEMENTS

Termination of Employment Provisions in LTI Award Agreements

The award agreements for equity awards granted pursuant to the 2018 Plan provide for vesting of certain awards outstanding for more than a year in the event of a termination of employment under certain circumstances. An executive's termination of employment prior to a vesting date will have the following impacts on unvested awards:

	PSUs	*RSUs*
Voluntary Termination that is not a Retirement	Forfeit	Forfeit
Termination for Cause	Forfeit	Forfeit
Retirement[(1)]	Pro-Rata Vesting[(2)]	Pro-Rata Vesting
Death or Disability[(1)]	Full Vesting[(2)]	Full Vesting
Involuntary Termination without Cause[(1)]	Pro-Rata Vesting[(2)]	Forfeit
Good Reason Termination[(1)]	Pro-Rata Vesting[(2)]	Forfeit

(1) Event must occur more than one year following the grant date for pro-rata or full vesting; event within one year of the grant date results in forfeiture.

(2) For performance-based awards, final vesting is determined based on attainment of applicable performance goals at the end of the performance period.

In addition, all award agreements provide that all unvested awards that would otherwise be subject to pro-rata or full vesting under the termination scenarios described above will be forfeited by the executive if the Compensation Committee determines that the executive engaged in activities that would have been grounds for an involuntary termination for cause while employed by the Company.

In the event of a change in control, the Compensation Committee may use its discretion to waive the performance goals that apply to performance-based awards. If it does, the units generally will vest based on the executive's continued employment through the third anniversary of the grant date and the executive will be entitled to receive all or a pro-rata portion of the award in the event of a termination under certain circumstances in connection with or following the change in control. For RSUs, the executive will be entitled to receive full vesting in the event of a termination under certain circumstances (as set forth in the award agreement governing the grant) in connection with a change in control.

Severance Arrangements

The Executive Severance Plan is intended to support a variety of objectives, including (i) standardization of severance policy among the senior officers, which ensures internal parity, simplifies internal administration, and mitigates negotiation at hire and termination, and (ii) the recruiting and retention of highly skilled executives by protecting them from the short-term economic consequences associated with unexpected termination of employment in the absence of cause. Based on advice from the Compensation Committee's independent compensation consultant, we believe the benefits our NEOs would receive under various severance scenarios are aligned with the market and sufficient to support the above objectives. Mses. Mason and Redler and Messrs. Darling and Manuel are participants in the Executive Severance Plan.

Pursuant to the Offer Letter, in the event of a termination of Mr. Campbell's employment with the Company after January 1, 2026, either by the Company without "Cause" or by Mr. Campbell with "Good Reason" (within the meanings ascribed to such terms in the Executive Severance Plan), Mr. Campbell will be entitled to receive: (i) payment of his accrued and unpaid base salary and accrued and unused vacation days as of the date of termination; (ii) any annual bonus earned with respect to a fiscal year ending prior to the date of termination but unpaid as of such date; (iii) a lump sum payment equal to the sum of two times his base salary plus two times his STI target; (iv) Company-paid COBRA continuation coverage for up to 24 months after the date of termination; (v) any annual bonus related to the fiscal year in which the termination occurs, calculated based on actual performance and prorated for the number of days of employment in the fiscal year in which the termination occurs; and (vi) any other amounts or benefits due in accordance with the Company's benefit, equity, or fringe benefit plans, programs, or policies. Beginning January 1, 2026, the severance benefits described above for Mr. Campbell replaced and are in lieu of any severance benefits under the Executive Severance Plan.

Under the terms of the Prior Employment Agreement and the Advisor Agreement, as applicable, Mr. Jones would have participated in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceeded those contained in the Prior Employment Agreement or the Advisor Agreement, as applicable.

Change in Control Provisions

Change in control provisions for our NEOs are set forth in the Executive Severance Plan and the LTI award agreements. The Company provides these "change in control" benefits as a means to recruit and retain talented executives, who could have other job alternatives that may appear more attractive absent these benefits. In addition, by providing financial protection in the event that a transaction results in the loss of employment, the change in control program helps to ensure the independence and objectivity of our executives when reviewing potential transactions and that executives will remain focused during periods of uncertainty. All change in control payments under the Executive Severance Plan require both a change in control and the subsequent loss of employment by the NEO (a "double-trigger").

Change in control provisions for Mr. Jones were set forth in the Prior Employment Agreement and the Advisor Agreement, as applicable, and change in control payments under each agreement included a double-trigger, as described above.

In addition, currently outstanding equity award agreements contain provisions accelerating the vesting of equity awards upon certain changes in control and include a double-trigger, as described

above. The Company uses this double-trigger equity acceleration policy to protect against the loss of retention power following a change in control and to avoid windfalls, both of which could occur if vesting accelerated automatically as a result of a transaction. As discussed in Proposal 4, we are seeking shareholder approval of the 2026 Plan, which authorizes the Company to include provisions accelerating the vesting of equity awards upon certain changes in control in future award agreements. Award agreements under the 2026 Plan will also contain "double-trigger" acceleration provisions where awards are assumed, substituted for, or continued by the successor company. Consistent with the terms of the 2026 Plan and unless otherwise provided in an award agreement, in the event that equity awards are not assumed, substituted for, or continued in connection with a change in control, such awards will vest immediately prior to the change in control.

The Company has historically avoided the use of excise tax gross-up provisions relating to a change in control and associated "parachute payments" and has no such excise tax gross-up obligations in place with respect to any executive officers. Consistent with the Company's historical practice, in the future we intend to refrain from providing excise tax gross-up provisions relating to a change in control.

These change in control arrangements are not provided exclusively to the NEOs. A larger group of management employees is eligible to receive many of the change in control benefits described in this section.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussion with management, the Compensation Committee approved the Compensation Discussion and Analysis and recommended to the Board of Directors that it be included in the Company's 2026 Proxy Statement and the Company's Annual Report on Form 10-K.

COMPENSATION COMMITTEE
Matthew E. Winter, Chair
Geralyn R. Breig
Sean H. Cohan
Anuradha (Anu) Gupta
Richard A. Johnson

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The following non-employee directors, each of whom is independent, served on the Compensation Committee of the Board of Directors during the fiscal year ended June 30, 2026: Matthew E. Winter (Chair), Geralyn R. Breig, Sean H. Cohan, Anuradha (Anu) Gupta, and Richard A. Johnson. No director serving on the Compensation Committee during fiscal year 2026 (i) was or was formerly an officer or employee of the Company or any of its subsidiaries or (ii) had any relationships requiring disclosure in this proxy statement. During fiscal year 2026, none of our executive officers served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, any one or more of whose executive officers served as a director or member of the Compensation Committee of the Company.

RISK ASSESSMENT IN COMPENSATION PROGRAMS

With the assistance of its independent compensation consultant, the Compensation Committee has assessed its broad-based and executive compensation programs to determine if the programs' provisions and operations create undesired or unintentional risk of a material nature. The Compensation Committee identified and assessed the risk profile of each performance-based compensation plan. As a part of this assessment, the Compensation Committee considered several features we have adopted to mitigate potential risks related to our compensation practices, including:

- Utilizing caps on potential payments of cash and equity compensation;
- Our LTI vehicles are based on a balanced combination of corporate financial results and stock price performance, and absolute and relative performance, which, along with the payout caps and the holding period requirement related to PSUs, limit the incentive to take excessive risks that may have a significant impact on the Company;
- Our strong corporate governance policies, including prohibitions on hedging and pledging of Company stock, clawback policies, stock ownership guidelines, and a stand-alone post-vesting holding period of one year for 50% of gross PSUs earned; and
- The overall design of our compensation programs, including our focus on at-risk compensation that is directly tied to the Company's performance and utilization of a balanced mix of performance measures, which avoid placing excessive weight on a single performance measure.

As a result of our analysis, the Compensation Committee believes, and its independent compensation consultant concurs, that our compensation policies and practices do not create inappropriate or unintended material risks to the Company as a whole, and that, consequently, our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to or earned by the Company's named executive officers for the fiscal years ended June 30, 2026, 2025 and 2024.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Curtis A. Campbell *President and CEO*	2026	816,319	—	3,850,098	—	963,757	132,254	5,762,428
	2025	626,717	—	1,500,049	—	540,997	79,830	2,747,593
	2024	53,915	200,000	350,036	—	54,372	13,916	672,239
Tiffany L. Mason, *Chief Financial Officer*	2026	636,841	—	2,250,128	—	652,779	20,339	3,560,087
	2025	560,934	—	1,300,075	—	481,295	20,939	2,363,243
Scott R. Manuel, *Chief Strategy and Operations Officer*	2026	626,209	—	2,250,128	—	642,580	22,718	3,541,635
	2025	542,638	—	1,400,104	—	466,710	17,662	2,427,114
Dara S. Redler, *Chief Legal and Administrative Officer*	2026	565,000	—	1,850,094	—	545,951	19,637	2,980,682
	2025	545,357	—	1,200,117	—	489,062	21,225	2,255,761
	2024	522,857	—	1,050,070	—	534,091	18,765	2,125,783
Mark J. Darling, *Chief Retail Officer*	2026	402,879	—	700,018	—	396,870	20,117	1,519,884
Jeffrey J. Jones II, *Former President and CEO(5)*	2026	995,000	—	8,300,060	—	807,797	95,872	10,198,729
	2025	997,734	—	8,300,085	—	1,435,446	236,072	10,969,337
	2024	1,000,467	—	7,000,047	—	1,703,271	173,303	9,877,088

(1) The amounts shown represent base salary amounts accrued by the Company related to the applicable period, rather than amounts actually paid to the executives. In addition, any base salary changes take effect following Compensation Committee approval, which generally occurs after the start of the fiscal year. Therefore, these numbers vary somewhat from the annual base salaries disclosed in the Compensation Discussion and Analysis. Each of the NEOs contributed a portion of his or her fiscal year 2026 salary to the Company's 401(k) savings plan, the H&R Block Retirement Savings Plan ("RSP").

(2) This column represents the grant date fair value under ASC 718 for performance share units and restricted share units granted during fiscal year 2026, as well as equity awards in prior fiscal years (as applicable). The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 8 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended June 30, 2026, as filed with the SEC. These amounts reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs. In connection with the CEO transition, Mr. Campbell received a promotion LTI award with an aggregate grant date fair value of $2,150,000, which is included in the fiscal year 2026 Stock Awards column above. Also in connection with the CEO transition, each of Ms. Mason, Mr. Manuel, and Ms. Redler received a one-time retention LTI award with an aggregate grant date fair value of $750,000, $750,000, and $500,000, respectively, which retention awards are reflected in the fiscal year 2026 Stock Awards column above. In addition, in connection with Mr. Darling's promotion to Chief Retail Officer, Mr. Darling received a promotion LTI award with an aggregate grant date fair value of $184,951, which is included in the fiscal year 2026 Stock Awards column above.

(3) This column represents amounts awarded and earned under the Company's STI compensation program, as discussed beginning on page 31. The amount for Mr. Campbell reflects his prorated award based on his time serving as President and CEO during fiscal year 2026; the amount for Mr. Jones reflects his prorated award based on his time serving as President and CEO during fiscal year 2026; and the amount for Mr. Darling reflects his prorated award based on his time serving as Chief Retail Officer during fiscal year 2026, as modified by the 20% positive individual modifier applied by the Compensation Committee to reflect Mr. Darling's individual performance and impact to the business.

(4) In valuing personal benefits, we use the incremental cost to the Company of the benefit. The following table sets forth all other compensation for fiscal year 2026:

Name	*RSP Contribution Matching ($)*	*RSP True-up Matching ($)*	*Group Life Insurance ($)[(a)]*	*Personal Usage of Private Aircraft ($)[(b)]*	*Relocation ($)[(c)]*	*Total ($)*
Mr. Campbell	13,225	—	1,200	91,662	26,167	132,254
Ms. Mason	18,125	—	2,214	—	—	20,339
Mr. Manuel	18,250	2,308	2,160	—	—	22,718
Ms. Redler	17,837	—	1,800	—	—	19,637
Mr. Darling	13,419	5,361	1,338	—	—	20,117
Mr. Jones	17,377	—	1,200	77,295	—	95,872

(a) Represents the economic value of the death benefit provided by the Company's group life insurance program. The imputed income reported represents the portion of the premium paid by the Company that is attributable to term life insurance coverage for the executive officer; the program provides only an insurance benefit with no cash compensation element to the executive officer.

(b) Represents the incremental cost to the Company related to Mr. Jones's and Mr. Campbell's, as applicable, personal use of the Company's fractional share of a private aircraft (incremental cost includes variable costs incurred as a result of personal flight activity, such as hourly charges for each flight, fuel charges, and miscellaneous fees; it excludes non-variable costs, such as the Company's monthly management fee and insurance fees). Mr. Jones's and Mr. Campbell's respective family members or guests accompanied them on certain flights at no incremental cost to the Company.

(c) Represents: (i) relocation expenses paid by the Company on Mr. Campbell's behalf totaling $19,687, including house-hunting expenses, home inspection and appraisal costs, and other miscellaneous relocation expenses; and (ii) tax reimbursements totaling $6,481 related to the imputed income resulting from the Company's payment of certain relocation expenses on Mr. Campbell's behalf. Additional relocation expenses will be incurred in fiscal year 2027.

(5) Mr. Jones retired as President and CEO and from the Board effective December 31, 2025. In connection with the CEO transition, Mr. Jones's base salary remained unchanged, and he was eligible to receive an LTI award and a prorated STI award for the portion of the fiscal year that he served as President and CEO. From January 1, 2026 through September 2, 2026, Mr. Jones served as a Strategic Advisor to the President and CEO and received his monthly base salary during that period but was not eligible for additional LTI or STI awards. Mr. Jones did not receive any special or accelerated vesting of his fiscal year 2026 LTI awards or previously outstanding LTI awards, and such awards were forfeited or vested on a pro rata basis in accordance with their terms. Mr. Jones's employment with the Company concluded on September 2, 2026.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information about non-equity incentive plan awards, equity incentive plan awards, and stock awards granted to our NEOs during the fiscal year ended June 30, 2026.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			*Estimated Future Payouts Under Equity Incentive Plan Awards*						
Name of Executive	*Grant Date*	*Approval Date*	*Threshold ($)*	*Target ($)*	*Maximum ($)*	*Threshold (#)*	*Target (#)*	*Maximum (#)*	*All Other Stock Awards: Number of Shares of Stock or Units (#)*	*All Other Option Awards: Number of Securities Underlying Options (#)*	*Exercise or Base Price of Option Awards ($/Sh)*	*Grant Date Fair Value of Stock and Option Awards ($)[(1)]*
Campbell[(2)]												
- STI Award[(3)]	—	—	448,823	897,645	1,795,290	—	—	—	—	—	—	—
- LTI Award[(1)]	8/31/25	8/13/25	—	—	—	—	—	—	11,818	—	—	595,036
- LTI Award[(1)]	8/31/25	8/13/25	—	—	—	—	22,074	44,148	—	—	—	1,105,024
- LTI Award[(1)]	1/5/26	8/8/25	—	—	—	—	—	—	17,216	—	—	752,511
- LTI Award[(1)]	1/5/26	8/8/25	—	—	—	—	34,161	68,322	—	—	—	1,397,527

Name of Executive	Grant Date	Approval Date	*Estimated Future Payouts Under Non-Equity Incentive Plan Awards* Threshold ($)	Target ($)	Maximum ($)	*Estimated Future Payouts Under Equity Incentive Plan Awards* Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[1]
Mason[4]												
- STI Award[3]	—	—	304,000	608,000	1,216,000	—	—	—	—	—	—	—
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	5,214	—	—	262,525
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	9,739	19,478	—	—	—	487,534
- LTI Award	8/31/25	8/13/25	—	—	—	—	—	—	10,428	—	—	525,050
- LTI Award	8/31/25	8/13/25	—	—	—	—	19,477	38,954	—	—	—	975,019
Manuel[4]												
- STI Award[3]	—	—	299,250	598,500	1,197,000	—	—	—	—	—	—	—
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	5,214	—	—	262,525
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	9,739	19,478	—	—	—	487,534
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	10,428	—	—	525,050
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	19,477	38,954	—	—	—	975,019
Redler[4]												
- STI Award[3]	—	—	254,250	508,500	1,017,000	—	—	—	—	—	—	—
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	3,476	—	—	175,017
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	6,493	12,986	—	—	—	325,040
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	9,385	—	—	472,535
- LTI Award[1]	8/31/25	8/13/25	—	—	—		17,529	35,058	—	—	—	877,502
Darling[5]												
- STI Award[3]	—	—	154,019	308,038	616,076	—	—	—	—	—	—	—
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	5,115	—	—	257,540
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	5,144	10,288	—	—	—	257,509
- LTI Award[1]	1/5/26	11/4/25	—	—	—	—	—	—	1,481	—	—	64,735
- LTI Award[1]	1/5/26	11/4/25	—	—	—	—	2,939	5,878	—	—	—	120,234
Jones[6]												
- STI Award[3]	—	—	376,192	752,384	1,504,768	—	—	—	—	—	—	—
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	—	—	57,697	—	—	2,905,044
- LTI Award[1]	8/31/25	8/13/25	—	—	—	—	107,771	215,542	—	—	—	5,395,016

(1) Amounts represent awards made under the Company's LTI compensation program and granted pursuant to the 2018 Plan. Dollar values represent the accounting grant date fair value of performance share units and restricted share units under ASC 718. The grant date fair value of these awards is computed in accordance with ASC 718 utilizing assumptions discussed in Note 8 "Stock-Based Compensation" to the Company's consolidated financial statements in the Form 10-K for the year ended June 30, 2026, as filed with the SEC. The dollar values reflect an accounting expense and do not correspond to the actual value that may be realized by the NEOs.

(2) In connection with the CEO transition, Mr. Campbell received a promotion LTI award consisting of RSUs and PSUs.

(3) Amounts represent the potential value of the payouts under the Company's STI compensation program. Actual fiscal year 2026 STI payout amounts are included in the Summary Compensation Table.

(4) In connection with the CEO transition, Mr. Manuel, Ms. Mason, and Ms. Redler received one-time retention LTI awards consisting of RSUs and PSUs.

(5) Mr. Darling was appointed Chief Retail Officer effective January 1, 2026. In connection with his appointment, Mr. Darling received a promotion LTI award consisting of RSUs and PSUs.

(6) Mr. Jones retired as President and CEO and from the Board effective December 31, 2025. From January 1, 2026 through September 2, 2026, Mr. Jones served as a Strategic Advisor to the President and CEO and received his monthly base salary during that period but was not eligible for additional LTI or STI awards. Mr. Jones did not receive any special or accelerated vesting of his fiscal year 2026 LTI awards or previously outstanding LTI awards, and such awards were forfeited or vested on a pro rata basis in accordance with their terms. Mr. Jones's employment with the Company concluded on September 2, 2026.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table summarizes the equity awards made to our NEOs outstanding as of June 30, 2026.

			Option Awards					Stock Awards			
Name of Executive	Grant Date	Vesting Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Campbell	6/3/24	6/3/27	—	—	—	—	—	2,463	93,777	—	—
	8/31/24	8/31/27	—	—	—	—	—	—	—	15,381	585,726
	8/31/24	8/31/27[3]	—	—	—	—	—	5,852	222,853	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	22,774	867,242
	8/31/25	8/31/28[4]	—	—	—	—	—	12,193	464,305	—	—
	1/5/26	1/5/29	—	—	—	—	—	—	—	34,616	1,318,196
	1/5/26	1/5/29[5]						17,446	664,326	—	—
Mason	8/31/24	8/31/27	—	—	—	—	—	—	—	13,331	507,659
	8/31/24	8/31/27[3]	—	—	—	—	—	5,073	193,168	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	20,095	765,211
	8/31/25	8/31/28[4]	—	—	—	—	—	10,759	409,694	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	10,048	382,625
	8/31/25	8/31/28[4]	—	—	—	—	—	5,379	204,847	—	—
Manuel	8/31/24	8/31/27	—	—	—	—	—	—	—	13,331	507,659
	8/31/24	8/31/27[3]	—	—	—	—	—	6,189	235,671	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	20,095	765,211
	8/31/25	8/31/28[4]	—	—	—	—	—	10,759	409,694	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	10,048	382,625
	8/31/25	8/31/28[4]	—	—	—	—	—	5,379	204,847	—	—
Redler	8/31/23	8/31/26	—	—	—	—	—	—	—	16,858	641,960
	8/31/23	8/31/26	—	—	—	—	—	3,336	127,032	—	—
	8/31/24	8/31/27	—	—	—	—	—	—	—	12,306	468,605
	8/31/24	8/31/27[3]	—	—	—	—	—	4,682	178,307	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	18,085	688,678
	8/31/25	8/31/28[4]	—	—	—	—	—	9,683	368,717	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	6,699	255,096
	8/31/25	8/31/28[4]	—	—	—	—	—	3,586	136,565	—	—
Darling	8/31/23	8/31/26	—	—	—	—	—	—	—	4,323	164,603
	8/31/23	8/31/26	—	—	—	—	—	1,589	60,509	—	—
	8/31/24	8/31/27	—	—	—	—	—	—	—	3,945	150,210
	8/31/24	8/31/27[3]	—	—	—	—	—	2,787	106,119	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	5,307	202,967
	8/31/25	8/31/28[4]	—	—	—	—	—	5,277	200,958	—	—
	1/5/26	1/5/29	—	—	—	—	—	—	—	2,978	113,409
	1/5/26	1/5/29[5]	—	—	—	—	—	1,501	57,148	—	—
Jones[6]	8/31/23	8/31/26	—	—	—	—	—	—	—	112,383	4,279,552
	8/31/23	8/31/26	—	—	—	—	—	22,232	846,590	—	—
	8/31/24	8/31/27	—	—	—	—	—	—	—	85,110	3,240,980
	8/31/24	8/31/27[3]	—	—	—	—	—	32,377	1,232,924	—	—
	8/31/25	8/31/28	—	—	—	—	—	—	—	111,190	4,234,099
	8/31/25	8/31/28[4]	—	—	—	—	—	59,527	2,266,795	—	—

(1) Market value was determined using the closing price of the Company's common stock of $38.08, which was the closing price as reported on the NYSE on June 30, 2026 (the last trading day of fiscal year 2026).

(2) Represents PSUs. Actual shares delivered under these awards are subject to performance conditions and therefore may vary from the target units reported here.

(3) These RSUs vest in two equal increments on 8/31/26 and 8/31/27.

(4) These RSUs vest in one-third increments on 8/31/26, 8/31/27, and 8/31/28.

(5) These RSUs vest in one-third increments on 1/5/27, 1/5/28, and 1/5/29.

(6) Mr. Jones retired as President and CEO and from the Board effective December 31, 2025. From January 1, 2026 through September 2, 2026, Mr. Jones served as a Strategic Advisor to the President and CEO. Mr. Jones did not receive any special or accelerated vesting of his fiscal year 2026 LTI awards or previously outstanding LTI awards, and such awards were forfeited or vested on a pro rata basis in accordance with their terms. Mr. Jones's employment with the Company concluded on September 2, 2026.

OPTION EXERCISES AND STOCK VESTED TABLE

The following table summarizes the value realized by the NEOs upon option award exercises and stock award vesting during the fiscal year ended June 30, 2026.

	Option Awards		*Stock Awards*	
Name of Executive	*Number of Shares Acquired on Exercise (#)*	*Value Realized on Exercise ($)*	*Number of Shares Acquired on Vesting (#)[(1)]*	*Value Realized on Vesting ($)*
Campbell	—	—	5,297	236,200
Mason	—	—	2,456	123,660
Manuel	—	—	2,995	150,798
Redler	—	—	23,692	1,192,892
Darling	—	—	4,740	238,659
Jones	273,905	4,335,758	155,949	7,852,032

(1) Amounts in this column reflect restricted share units and performance share units that vested during the fiscal year ended June 30, 2026 (including dividend equivalents accumulated as the date of vesting).

NONQUALIFIED DEFERRED COMPENSATION

The Company provides the H&R Block, Inc. Deferred Compensation Plan for Executives, a nonqualified plan (the "DC Plan"), to employees who meet certain eligibility requirements. The DC Plan is intended to pay, out of the general assets of the Company, an amount substantially equal to the deferrals and Company contributions, adjusted for any earnings or losses. The Company does not provide any matching contributions for this plan.

Participants can elect to defer from 0% to 100% of eligible base salary and up to 100% of annual bonus on a pre-tax basis. The DC Plan offers various investment options (which mirror the options available under the Company's 401(k) plan) to participants. Participant deferrals are credited to a bookkeeping account that is administered by Fidelity Investments. Earnings are credited to each participant's account based on the investment options selected by such participant. Participants may change or reallocate their investments at any time but can only change the deferral amount once per year.

Participants can elect to receive in-service payments or lump-sum or monthly payments over one to 15 years following termination from service or disability. To ensure compliance with IRC Section 409A, the DC Plan provides that the payments following termination shall not be made earlier than six months after the termination date. Amounts deferred under the DC Plan by NEOs, if any, are included in the appropriate column of the Summary Compensation Table.

The following table summarizes our NEOs' compensation under the DC Plan for Executives during the fiscal year ended June 30, 2026.

Name of Executive	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings (Loss) in Last FY ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Campbell	—	—	—	—	—
Mason	—	—	—	—	—
Manuel	—	—	—	—	—
Redler	—	—	—	—	—
Darling	—	—	—	—	—
Jones	1,291,876	96,647	—	201,500	1,590,024

(1) The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation.

(2) Amounts in this column include NEO contributions previously reflected in Summary Compensation Tables included in the Company's proxy statements for prior fiscal years and any earnings thereon.

EMPLOYMENT AGREEMENTS, CHANGE IN CONTROL AND OTHER ARRANGEMENTS

Jeffrey J. Jones II Prior Employment Agreement and Advisor Agreement

The Company and Mr. Jones entered into the Prior Employment Agreement in November 2021, which was in effect for part of fiscal year 2026 and a copy of which is filed as Exhibit 10.1 to our Current Report on Form 8-K filed on November 4, 2021. As previously disclosed, in August 2025, the Company and Mr. Jones entered into the Advisor Agreement, which replaced and superseded the Prior Employment Agreement in its entirety and is described below. A copy of the Advisor Agreement is filed as Exhibit 10.1 to our Current Report on Form 8-K filed on August 11, 2025.

Term. The Advisor Agreement included a Transition Term, during which Mr. Jones continued to serve as President and CEO until December 31, 2025 (the "Transition Term"), and an Advisory Term, which commenced January 1, 2026 and ended September 2, 2026, during which Mr. Jones served as a Strategic Advisor to the Company (the "Advisory Term" and, together with the Transition Term, the "Term").

Compensation. The Advisor Agreement provided for a base salary of $995,000 during the Term, and Mr. Jones was not eligible for any future increase in base salary. The Advisor Agreement also provided for a target STI award equal to 150% of base salary, in respect of fiscal year 2025 and one-half of fiscal year 2026 (the portion of fiscal year 2026 in which Mr. Jones served as President and CEO). Mr. Jones was not eligible to participate in or receive a cash bonus in respect of any portion of fiscal year 2027. In addition, the Advisor Agreement provides that Mr. Jones was eligible to receive an LTI award in respect of fiscal year 2026 and to continue to participate in the Company's LTI plan with respect to prior years' awards, but he was not eligible to participate in or receive an LTI award in respect of any portion of fiscal year 2027. In addition, other than as provided in Mr. Jones's current form of equity award agreement, he was not eligible for any special or accelerated vesting with respect to any of his currently held long-term incentive plan awards.

Restrictive Covenants. The Advisor Agreement imposes restrictive covenants on Mr. Jones, which include non-hire, non-solicitation, non-competition, and non-disparagement during the term and for two years following his last day of employment, and non-disclosure of proprietary information during the term and thereafter in perpetuity.

Severance Benefits. In the event of a termination prior to the end of the Transition Term by the Company other than for Cause or by Mr. Jones for Good Reason, subject to his execution of a release, Mr. Jones would have been entitled to a lump-sum payment equal to two times his base salary and his target bonus; an amount equal to the COBRA premium for 24 months following termination; and a

pro-rata bonus for the year of termination based on actual Company and individual performance for the applicable fiscal year.

If Mr. Jones's employment would have been terminated prior to the end of the Transition Term within 24 months following a Change in Control or within 120 days prior to a transaction that constitutes a "change in control" under IRC Section 409A by the Company other than for Cause or by Mr. Jones for Good Reason, Mr. Jones would have been entitled to a lump-sum payment equal to two times his base salary and his target bonus; an amount equal to the COBRA premium for 24 months following termination; and a pro-rata bonus for the year of termination based on target performance.

Death or Disability. In the event of Mr. Jones's death or disability, he or his representatives would have been entitled to a pro-rata bonus for the year of termination based on actual Company and individual performance for the applicable fiscal year. If Mr. Jones's death or disability occurred within 24 months following a Change in Control or within 120 days prior to a transaction that constitutes a "change in control" under IRC Section 409A, Mr. Jones would have been entitled to a pro-rata bonus for the year of termination based on target performance.

Definitions. For purposes of the Advisor Agreement, the following terms are defined to mean:

"Cause": any one or more of the following grounds:

(i) Mr. Jones's commission of an act materially and demonstrably detrimental to the Company or any affiliate, which act constitutes gross negligence or willful misconduct by Mr. Jones in the performance of his material duties to the Company or any affiliate;

(ii) Mr. Jones's commission of any material act of dishonesty or breach of trust resulting or intending to result in material personal gain or material enrichment of Mr. Jones at the expense of the Company or any affiliate;

(iii) Mr. Jones's violation of certain covenants related to confidentiality, non-hiring of employees, and non-solicitation of customers, and non-competition; or

(iv) The inability of the Company or any affiliate to participate in any activity subject to government regulation and material to the Company's or any affiliate's business solely as a result of any willful action or inaction by Mr. Jones.

"Change in Control": defined in the 2018 Plan.

"Good Reason": any one or more of the following grounds unless cured within thirty days of receipt of notice thereof:

(i) A material diminution in Mr. Jones's base salary or target bonus opportunity;

(ii) Relocation of Mr. Jones's location of employment outside of the Kansas City, Missouri metropolitan area;

(iii) A material diminution in Mr. Jones's responsibilities, duties or authority, authority as President and CEO of the Company, or a requirement to report to anyone other than the Company's Board of Directors; or

(iv) Any other action or inaction that constitutes a material breach by the Company of the Advisor Agreement.

New CEO Offer Letter

In connection with Mr. Campbell's appointment as President and CEO of the Company effective January 1, 2026, the Company and Mr. Campbell entered into an Offer Letter on August 9, 2025, a copy of which is filed as Exhibit 10.2 to our Current Report on Form 8-K filed on August 11, 2025. The principal terms of the Offer Letter are described below.

Pursuant to the Offer Letter, Mr. Campbell remained as President, Global Consumer Tax and Chief Product Officer with his then-current compensation and benefits until January 1, 2026. Effective

January 1, 2026, Mr. Campbell became President and CEO and was appointed to the Company's Board to fill the vacancy resulting from Mr. Jones's retirement.

Beginning January 1, 2026, Mr. Campbell's compensation consisted of: (i) an annual base salary of $995,000; (ii) a target annual STI opportunity of 125% of his base salary, resulting in a prorated target STI opportunity for fiscal year 2026 of 110% of his average base salary for the fiscal year (taking into account his fiscal year 2026 base salary and STI target opportunity of 95% in his prior position, which were in effect for the first six months of fiscal year 2026); and (iii) eligibility to participate in the Company's equity incentive plan for each fiscal year as determined by the Compensation Committee. On January 5, 2026, Mr. Campbell received a promotion LTI award with an aggregate grant date fair value of $2.15 million, which reflects an annualized $6 million LTI award for fiscal year 2026, prorated based on the LTI award Mr. Campbell received in respect of fiscal year 2026 in his prior position and the commencement of his service as President and CEO six months into fiscal year 2026.

Pursuant to the Offer Letter, in the event of a termination of Mr. Campbell's employment with the Company after January 1, 2026, either by the Company without "Cause" or by Mr. Campbell with "Good Reason" (within the meanings ascribed to such terms in the Executive Severance Plan), Mr. Campbell will be entitled to receive: (i) payment of his accrued and unpaid base salary and accrued and unused vacation days as of the date of termination; (ii) any annual bonus earned with respect to a fiscal year ending prior to the date of termination but unpaid as of such date; (iii) a lump sum payment equal to the sum of two times his base salary plus two times his STI target; (iv) Company-paid COBRA continuation coverage for up to 24 months after the date of termination; (v) any annual bonus related to the fiscal year in which the termination occurs, calculated based on actual performance and prorated for the number of days of employment in the fiscal year in which the termination occurs; and (vi) any other amounts or benefits due in accordance with the Company's benefit, equity, or fringe benefit plans, programs, or policies. Beginning January 1, 2026, the severance benefits described above for Mr. Campbell replaced and are in lieu of any severance benefits under the Executive Severance Plan.

The Offer Letter also provides that Mr. Campbell will relocate both his principal residence and principal office to the Kansas City metropolitan area and the Company's world headquarters, respectively, no later than December 31, 2026. To assist Mr. Campbell with his relocation, the Company is providing him with relocation assistance in accordance with the Company's U.S. Domestic Executive Relocation Policy.

H&R Block Executive Severance Plan

Messrs. Darling and Manuel and Mses. Mason and Redler participate in the Executive Severance Plan. Pursuant to the Prior Employment Agreement and the Advisor Agreement, as applicable, Mr. Jones would have participated in the Executive Severance Plan only if and to the extent that the benefits related to equity awards thereunder exceeded those contained in the Prior Employment Agreement or the Advisor Agreement, as applicable.

Eligibility. The Compensation Committee determines the Company associates who participate in the Executive Severance Plan.

Severance Benefits. If a participant incurs a Qualifying Termination, a Good Reason Termination, or a Change in Control Termination (which includes a participant's Good Reason Termination within 75 days immediately preceding or within 18 months immediately following a Change in Control, as defined in the Executive Severance Plan), subject to the execution of a release, he or she is entitled to receive a lump sum severance amount equal to:

(i) In the case of a Change in Control Termination, two times the participant's annual base salary and STI target amount, and in the case of a Qualifying Termination that is not a Change in Control Termination, one and one-half times annual base salary and STI target amount; and

(ii) An amount equal to the participant's COBRA subsidy multiplied by 12, if the participant was enrolled in the Company's applicable health, dental, and vision benefits on the termination date.

The Company will also provide reasonable outplacement assistance for a period not to exceed 15 months. The participant is entitled to a pro-rata award of any amounts payable under the Company's STI compensation plan, based upon the participant's actual performance and the attainment of goals established as determined by the Board in its sole discretion.

Definitions. For purposes of the Executive Severance Plan, the following terms are defined to mean:

"Cause": any of the following unless, if capable of cure, such events are fully corrected in all material respects by the participant within 10 days after the Company provides notice of the occurrence of such event:

(i) Misconduct that materially interferes with or materially prejudices the proper conduct of the business of the Company;

(ii) Commission of an act materially and demonstrably detrimental to the good will of the Company;

(iii) Commission of any act of dishonesty or breach of trust resulting or intending to result in material personal gain or enrichment of the participant at the expense of the Company;

(iv) Violation of any non-competition, non-solicitation, confidentiality or similar restrictive covenant under any employment-related agreement, plan, or policy with respect to which the participant is a party or is bound; or

(v) Conviction of, or plea of guilty or nolo contendere to, a misdemeanor involving an act of moral turpitude or a felony.

"Good Reason Termination": a separation from service which is initiated by the participant, subject to certain notice requirements, on account of one or more of the following conditions without the consent of the participant that is not substantially remedied by the Company:

(i) A material diminution in the participant's base compensation;

(ii) A material diminution in the participant's authority, duties, or responsibilities;

(iii) The Company's change by more than 50 miles in the primary geographic location at which the participant must perform the services; or

(iv) Any other action or interaction that constitutes a material breach by the Company of any written employment-related agreement between the participant and the Company.

"Qualifying Termination": the involuntary separation from service by the Company under circumstances not constituting Cause but does not include the elimination of the participant's position where the participant was offered a comparable position with the Company or with a party that acquires any assets from the Company, the redefinition of participant's position to a lower compensation rate or grade, or the participant's death or disability.

Equity Award Agreements

In connection with equity awards our executives enter into equity award agreements that provide for acceleration of vesting or acceleration of forfeiture of the awards upon certain events. See "Termination of Employment Provisions in LTI Award Agreements" in the Compensation Discussion and Analysis above. Applicable definitions are as follows:

Retirement. Our standard equity award agreements define "Retirement" as voluntary termination at or after (i) reaching age 55 with at least five years of service with the Company or (ii) reaching age 60.

Severance Benefits; Death or Disability. "Qualifying Termination" and "Good Reason Termination" are defined as described above under "H&R Block Executive Severance Plan." "Disability" means (i) for participants covered by a group long-term disability program, the participant is receiving income replacement benefits for at least three months under the program because of any physical or mental impairment expected to result in death or last for a continuous period of at least 12 months (a

"qualifying impairment"); or (ii) in all other cases, the participant is unable to engage in any substantial gainful activity for a period of at least nine months because of a qualifying impairment.

In the event of a Change in Control Termination (as defined in the applicable award agreement), the participant becomes vested in all outstanding restricted share unit awards. After a change in control, the Compensation Committee may, in its discretion, equitably adjust the performance goals or payment formula that apply to performance share units, as determined necessary due to the change in control. Following a change in control, PSUs generally will vest as a result of the executive's continued employment through the third anniversary of the grant date and the Company's level of performance during the performance period. However, if an executive's employment terminates before such third anniversary due to certain qualifying terminations that occur in connection with the change in control, or disability, death or retirement, the executive may be entitled to receive all or a pro-rata portion of the award.

The terms of the fiscal year 2026 LTI awards are described in more detail above under the headings "Fiscal Year 2026 Compensation Program."

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and certain of our officers, including each of our named executive officers, on a form previously approved by our Board. These agreements are intended to supplement our officer and director liability insurance and to provide the officers and directors with specific contractual assurance that the protection provided by our Bylaws will continue to be available regardless of, among other things, an amendment to the Bylaws or a change in management or control of the Company.

In general, the indemnification agreement provides that, subject to the provisions set forth therein, the Company will indemnify and hold harmless the director or officer (each, an "Indemnitee") against all direct and indirect costs and liabilities incurred by an Indemnitee, to the fullest extent permitted by applicable law, in connection with any actions, claims, suits or other proceedings brought against such Indemnitee by reason of (i) the fact that the Indemnitee is or was a director, officer or other fiduciary of the Company or, at the request of the Company, a director, officer or other fiduciary of a subsidiary of the Company, or (ii) any action taken, or failure to act, by such Indemnitee in such capacity. The indemnification agreement provides contractual assurances regarding the scope of the indemnification as permitted by the Missouri General and Business Corporation Law and the Bylaws.

Under the Indemnification Agreement, an Indemnitee will have the right to advancement by the Company of expenses as they are actually and reasonably paid or incurred in connection with defending a claim covered by the Indemnification Agreement prior to the final disposition of such claim. The Indemnitee is required to repay any expenses advanced to the Indemnitee if such Indemnitee is determined not to be entitled to indemnification by the Company.

The above description of the terms of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Indemnification Agreement, a copy of which is filed with the SEC as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2012.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table summarizes the potential payments our NEOs would receive in the event of termination or a change in control of the Company, except for Mr. Jones. For Mr. Jones, who was no longer serving as an NEO at the end of fiscal year 2026, the table reflects the circumstances of his actual departure. For Messrs. Campbell, Darling, and Manuel and Mses. Mason and Redler, this table assumes the relevant triggering event occurred on June 30, 2026, and the value of the equity-based awards included below was therefore determined using the closing price of the Company's common stock of $38.08, which was the closing price as reported on the NYSE on June 30, 2026 (the last trading day of fiscal year 2026). Accordingly, the amounts provided in this table for each of our NEOs (except for Mr. Jones) are based on hypothetical circumstances, may materially differ from actual amounts

payable upon the triggering event, and the actual amounts to be paid out can only be determined at the time of such triggering event.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name of Executive	*Termination without Cause ($)*	*Termination for Good Reason ($)*	*Termination without Cause or for Good Reason in Connection with a Change in Control ($)*	*Retirement ($)*	*Death or Disability ($)*
Campbell(1)					
Cash	4,477,500	4,477,500	4,477,500	—	—
Restricted Share Units	—	—	1,445,261	—	316,630
Performance Share Units	357,944	357,944	2,771,163	—	585,726
Health and Welfare Plan Benefits	49,482	49,482	—	—	—
Outplacement Services	—	—	—	—	—
Total	**4,884,926**	**4,884,926**	**8,693,924**	**—**	**902,356**
Mason(2)					
Cash	1,872,000	1,872,000	2,496,000	—	—
Restricted Share Units	—	—	807,710	—	193,168
Performance Share Units	310,236	310,236	1,655,495	—	507,659
Health and Welfare Plan Benefits	22,485	22,485	—	—	—
Outplacement Services	15,000	15,000	—	—	—
Total	**2,219,721**	**2,219,721**	**4,959,204**	**—**	**700,827**
Manuel(2)					
Cash	1,842,750	1,842,750	2,457,000	—	—
Restricted Share Units	—	—	850,212	—	235,671
Performance Share Units	310,236	310,236	1,655,495	—	507,659
Health and Welfare Plan Benefits	24,741	24,741	—	—	—
Outplacement Services	15,000	15,000	—	—	—
Total	**2,192,727**	**2,192,727**	**4,962,707**	**—**	**743,329**
Redler(2)					
Cash	1,610,250	1,610,250	2,147,000	—	—
Restricted Share Units	—	—	810,620	—	305,338
Performance Share Units	892,665	892,665	2,054,339	—	1,110,565
Health and Welfare Plan Benefits	—	—	—	—	—
Outplacement Services	15,000	15,000	—	—	—
Total	**2,517,915**	**2,517,915**	**5,011,960**	**—**	**1,415,903**
Darling(2)					
Cash	1,115,625	1,115,625	1,487,500	—	—
Restricted Share Units	—	—	424,734	—	166,628
Performance Share Units	247,253	247,253	630,319	—	314,813
Health and Welfare Plan Benefits	22,485	22,485	—	—	—
Outplacement Services	15,000	15,000	—	—	—
Total	**1,400,363**	**1,400,363**	**2,542,553**	**—**	**481,440**
Jones(3)					
Cash	—	—	—	—	—
Restricted Share Units	—	—	—	—	—
Performance Share Units	—	—	—	3,610,936	—
Health and Welfare Plan Benefits	—	—	—	—	—
Outplacement Services	—	—	—	—	—
Total	**—**	**—**	**—**	**3,610,936**	**—**

(1) Based on a hypothetical trigger date of June 30, 2026, payments to Mr. Campbell would be made pursuant to the terms of the Offer Letter and various equity award agreements described above under “Employment Agreements, Change in Control and Other Arrangements” and “Termination of Employment, Severance, and Transition Arrangements.”

(2) Based on a hypothetical trigger date of June 30, 2026, payments to Messrs. Darling and Manuel and Mses. Mason and Redler would be made pursuant to the terms of the Executive Severance Plan and various equity award agreements described above under “Employment Agreements, Change in Control and Other Arrangements” and “Termination of Employment, Severance, and Transition Arrangements.”

(3) As discussed above, Mr. Jones was not serving as an NEO at the end of fiscal year 2026 and departed from the Company on September 2, 2026. Mr. Jones did not receive any special or accelerated vesting of his fiscal year 2026 LTI awards or previously outstanding LTI awards, and such awards were forfeited or vested on a pro rata basis in accordance with their terms.

PAY RATIO DISCLOSURE

Pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule that requires a public company to disclose the ratio of the annual total compensation of its CEO to the median annual total compensation of its employees (other than its CEO). During fiscal year 2026, Mr. Jones served as our President and CEO from July 1, 2025 until December 31, 2025, and Mr. Campbell assumed service as our President and CEO beginning January 1, 2026. As required by SEC rules, in calculating the compensation of our CEO for purposes of the pay ratio disclosure, the Company annualized the base salary, fiscal year 2026 LTI awards, and fiscal year 2026 STI award provided during fiscal year 2026 to Mr. Campbell, who served as CEO on June 30, 2026, the date which we selected to identify the median employee (the “Pay Ratio Determination Date”). Presented below is the ratio of the annualized total compensation of Mr. Campbell to the annual total compensation of our median employee.

On the Pay Ratio Determination Date, the Company and its consolidated subsidiaries had approximately 13,213 U.S. employees and 5,415 non-U.S. employees, for a total of 18,628 employees. This population consisted of full-time, part-time, seasonal, and temporary employees.

To identify the median employee from the employee population of the Company and its consolidated subsidiaries, we compared the amount of salary and wages paid to employees (excluding Mr. Campbell), as reflected in our payroll records for our 2026 fiscal year. We annualized compensation for employees who were hired in fiscal 2026 but did not work for us the entire year, excluding seasonal and temporary employees. No cost-of-living adjustments were made in identifying the median employee.

The identified median employee was a seasonal associate whose total hours worked during the year was equivalent to approximately four months of a full-time associate’s hours worked. After the median employee was identified, we calculated such employee’s annual total compensation using the same methodology used for the Company’s named executive officers as set forth in the fiscal year 2026 Summary Compensation Table of this proxy statement.

For fiscal year 2026, the annualized total compensation for Mr. Campbell was $8,462,606 and the annual total compensation for the median employee, excluding Mr. Campbell, was $22,712, which resulted in a ratio of 373 to 1. As noted above, as required by SEC rules, Mr. Campbell’s base salary, fiscal year 2026 LTI awards, and fiscal year 2026 STI award provided during fiscal year 2026 have been annualized for purposes of calculating the pay ratio. As a result of annualizing, the amount of Mr. Campbell’s compensation disclosed in this paragraph and included in the pay ratio calculation is greater than the amount of his total compensation included in the “Summary Compensation Table” above.

The SEC rules for identifying the median employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. We believe that our calculated ratio is a reasonable estimate calculated in a manner consistent with the pay ratio disclosure requirements. The pay ratios reported by other companies, including those within our Peer Group and industry, may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation

practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

This information is being provided for the purposes of compliance with the pay ratio disclosure requirement. Neither the Compensation Committee nor management of the Company used the pay ratio measure in making compensation decisions.

PAY VERSUS PERFORMANCE

Pay versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid or "CAP" (as defined by SEC rules) and certain financial performance of the Company. The Compensation Committee did not consider the pay versus performance disclosure when making its incentive compensation decisions. For further information about how we align executive compensation with the Company's performance, see "Compensation Discussion and Analysis" on page 25 above.

							Value of Initial Fixed $100 Investment Based On:			
Fiscal Year[(1)]	Summary Compensation Table Total for Campbell ($)[(2)]	Compensation Actually Paid to Campbell ($)[(3)]	Summary Compensation Table Total for Jones ($)[(4)]	Compensation Actually Paid to Jones ($)[(5)]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[(6)]	Average Compensation Actually Paid to Non-PEO NEOs ($)[(7)]	Company Total Shareholder Return ($)[(8)]	Peer Group Total Shareholder Return ($)[(9)]	Net Income ($, in 000s)	EBITDA from Continuing Operations ($, in 000s)[(10)]
2026	5,762,428	4,627,175	10,198,729	2,644,152	2,900,572	2,026,183	191.73	118.94	733,596	1,056,939
2025	N/A	N/A	10,969,337	14,570,562	1,988,732	1,309,322	264.85	132.55	605,773	976,343
2024	N/A	N/A	9,877,088	25,146,908	1,669,244	3,254,732	254.96	120.89	595,317	963,186
2023	N/A	N/A	8,814,357	4,044,522	2,564,099	1,807,408	145.75	104.43	553,700	914,691
2022	N/A	N/A	11,040,183	33,126,771	2,460,082	5,665,458	156.67	85.56	553,674	889,529

(1) The following table lists the PEO and non-PEO NEOs for each of fiscal years 2026, 2025, 2024, 2023, and 2022.

Year	PEO	Non-PEO NEOs
2026	Curtis A. Campbell, Jeffrey J. Jones II	Tiffany L. Mason, Scott R. Manuel, Dara S. Redler, and Mark J. Darling
2025	Jeffrey J. Jones II	Tiffany L. Mason, Curtis A. Campbell, Scott R. Manuel, Dara S. Redler, and Tony G. Bowen
2024	Jeffrey J. Jones II	Tony G. Bowen, Curtis A. Campbell, Dara S. Redler, and Kellie J. Logerwell
2023	Jeffrey J. Jones II	Tony G. Bowen, Karen A. Orosco, Dara S. Redler, and Kellie J. Logerwell
2022	Jeffrey J. Jones II	Tony G. Bowen, Karen A. Orosco, Dara S. Redler, Kellie J. Logerwell, and Thomas A. Gerke

(2) Reflects compensation amounts reported in the Summary Compensation Table for our President and CEO (our principal executive officer or "PEO"), Curtis A. Campbell, for the applicable period shown.

(3) Represents the amount of "compensation actually paid" to Mr. Campbell, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Campbell during the applicable period. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to Mr. Campbell's total compensation for the applicable period to determine the compensation actually paid. The assumptions we used to calculate the values for stock awards included in the calculation of compensation actually paid for Mr. Campbell did not differ materially from those used to calculate grant date fair value for such awards. We did not report a change in pension value for any of the periods reflected in the Summary Compensation Table for Mr. Campbell as we do not have a pension plan.

Curtis A. Campbell	*2026*
SCT Total Compensation ($)	5,762,428
Stock Award Values Reported in SCT for the Covered Year ($)	(3,850,098)
Fair Value as of Year End for Stock Awards Granted in the Covered Year ($)	3,189,562
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	(426,074)
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	(48,643)
Fair Value of Stock Awards Forfeited during the Covered Year ($)	—
Compensation Actually Paid ($)	4,627,175

(4) Reflects compensation amounts reported in the Summary Compensation Table for our former President and CEO (and former PEO), Jeffrey J. Jones II, for the respective periods shown.

(5) Represents the amount of "compensation actually paid" to Mr. Jones, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Jones during the applicable period. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to Mr. Jones's total compensation for each period to determine the compensation actually paid. The assumptions we used to calculate the values for stock awards included in the calculation of compensation actually paid for Mr. Jones did not differ materially from those used to calculate grant date fair value for such awards. We did not report a change in pension value for any of the periods reflected in the Summary Compensation Table for Mr. Jones as we do not have a pension plan.

Jeffrey J. Jones II	*2026*	*2025*	*2024*	*2023*	*2022*
SCT Total Compensation ($)	10,198,729	10,969,337	9,877,088	8,814,357	11,040,183
Stock Award Values Reported in SCT for the Covered Year ($)	(8,300,060)	(8,300,085)	(7,000,047)	(6,200,037)	(6,416,674)
Fair Value as of Year End for Stock Awards Granted in the Covered Year ($)	6,259,673	7,139,807	10,260,211	3,931,767	14,091,016
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	(5,122,217)	433,827	11,598,848	(1,712,399)	9,193,488
Change in Fair Value of Stock and Option Awards from Prior Years that Vested in the Covered Year ($)	(391,973)	4,327,677	410,808	(789,166)	5,218,758
Fair Value of Stock Awards Forfeited during the Covered Year ($)	—	—	—	—	—
Compensation Actually Paid ($)	2,644,152	14,570,562	25,146,908	4,044,522	33,126,771

(6) Represents the average of the amounts reported for the Company's NEOs as a group (excluding our PEO) in the "Total" column of the Summary Compensation Table in each applicable period.

(7) Represents the average amount of "compensation actually paid" to the NEOs as a group (excluding our PEO), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable period. In accordance with the requirements of Item 402(v) of Regulation S-K, the adjustments in the table below were made to the NEOs' average total compensation for each period to determine the compensation actually paid. The assumptions we used to calculate the values for stock awards included in the calculation of compensation actually paid for the NEOs did not differ materially from those used to calculate grant date fair value for such awards. We did not report a change in pension value for any of the periods reflected in the Summary Compensation Table for the NEOs as we do not have a pension plan.

	2026	*2025*	*2024*	*2023*	*2022*
Average SCT Total Compensation ($)	2,900,572	1,988,732	1,669,244	2,564,099	2,460,082
Average Stock Award Values Reported in SCT for the Covered Year ($)	(1,762,592)	(1,080,069)	(870,042)	(1,155,024)	(1,089,033)
Average Fair Value as of Year End for Stock Awards Granted in the Covered Year ($)	1,336,214	929,557	1,241,575	732,462	2,329,038
Average Change in Fair Value of Outstanding Unvested Stock Awards from Prior Years ($)	(423,078)	14,655	1,146,991	(254,615)	1,253,681
Average Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year ($)	(24,934)	266,533	66,963	(79,514)	711,690
Average Fair Value of Stock Awards Forfeited during the Covered Year ($)	—	(810,085)	—	—	—
Average Compensation Actually Paid ($)	2,026,183	1,309,322	3,254,732	1,807,408	5,665,458

(8) Company TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period.

(9) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of the period. The peer group used for this purpose is the S&P 400 Consumer Services Industry Group Index, which is the same group used by the Company for purposes of compliance with Item 201(e)(1)(ii) of Regulation S-K.

(10) We determined EBITDA from Continuing Operations to be the most important financial performance measure used to link Company performance to CAP to our PEO and Non-PEO NEOs in fiscal years 2026, 2025, 2024, and 2023. EBITDA from Continuing Operations is a non-GAAP measure that is defined in the Compensation Discussion and Analysis section of this Proxy Statement. EBITDA from Continuing Operations may not have been the most important financial performance measure for fiscal year 2022 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Financial Performance Measures

As described in greater detail in Compensation Discussion and Analysis beginning on page 25, our approach to executive compensation is designed to recruit, retain, and motivate talented executives, directly link pay to performance over both short-term and multi-year periods, and align management and shareholder interests. The most important financial measures used by the Company to link compensation actually paid (as defined by SEC rules) to the Company's NEOs for the most recently completed fiscal year to the Company's performance are:

- EBITDA from Continuing Operations;
- Revenue from Continuing Operations;
- Pre-Tax Earnings from Continuing Operations; and
- Relative TSR.

Analysis of the Information Presented in the Pay versus Performance Table

While we utilize several performance measures to align executive compensation with performance, not all of those measures are presented in the Pay versus Performance table. The Company seeks to incentivize both short- and long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as defined by SEC rules) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following graphic descriptions of the relationships between information presented in the Pay versus Performance table.

CAP and TSR*



$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
Pay (in Millions)
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
TSR Indexed to $100 Per Share
$33.1
$5.7
$4.0
$1.8
$25.1
$3.3
$14.6
$1.3
$2.6
$4.6
$2.0
$156.67
$145.75
$254.96
$264.85
$191.73
$85.56
$104.43
$120.89
$132.55
$118.94
2022
2023
2024
2025
2026
Performance Period
CEO CAP - Jones
CEO CAP - Campbell
Avg NEO CAP
HRB TSR
Peer TSR

CAP, Net Income and EBITDA from Continuing Operations*



$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
Pay (in Millions)
$1,100.0
$1,000.0
$900.0
$800.0
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.00
Earnings (in Millions)
$33.1
$5.7
$4.0
$1.8
$25.1
$3.3
$14.6
$1.3
$2.6
$4.6
$2.0
$889.5
$914.7
$963.2
$976.3
$1,056.9
$553.7
$553.7
$595.3
$605.8
$733.6
2022
2023
2024
2025
2026
Performance Period
CEO CAP - Jones
CEO CAP - Campbell
Avg NEO CAP
Net Income
EBITDA

* All figures in the above graphs are from the Pay versus Performance table above.

EQUITY COMPENSATION PLANS

The following table provides information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of June 30, 2026. As of June 30, 2026, the Company had two active stock-based compensation plans: the 2018 Plan and the H&R Block, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective January 1, 2020). Our shareholders have approved all of the Company's current stock-based compensation plans.

As discussed in Proposal 4, we are asking our shareholders to approve the adoption of the 2026 Plan at the Annual Meeting. If the 2026 Plan is approved by shareholders, beginning one business day after the Annual Meeting we will make grants of equity-based compensation to employees and non-employee directors under the 2026 Plan, and the 2018 Plan will terminate at that time except with respect to outstanding awards thereunder.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants, and rights (A) (# 000)*	*Weighted-average exercise price of outstanding options, warrants, and rights (B) ($)*	*Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (A) (C) (# 000)*
Equity compensation plans approved by security holders	—	$—	8,440
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	8,440

AUDIT COMMITTEE REPORT

The Company's management is responsible for preparing financial statements in accordance with GAAP and the financial reporting process, including the Company's disclosure controls and procedures and internal control over financial reporting. The Company's independent registered public accounting firm is responsible for (i) auditing the Company's financial statements and expressing an opinion as to their conformity to GAAP and (ii) auditing the effectiveness of the Company's internal control over financial reporting and expressing an opinion as to its effectiveness. The Audit Committee of the Board of Directors, composed solely of independent directors, meets periodically with management, including the Vice President, Internal Audit (the employee with primary responsibility for the Company's internal audit functions) and others in the Company, and the Company's independent registered public accounting firm to review and oversee matters relating to the Company's financial statements, audit services (internal audit) activities, disclosure controls and procedures, and internal control over financial reporting and non-audit services provided by the independent accountants. In addition, the Audit Committee pre-approved all audit and non-audit fees paid to such firm.

The Audit Committee has reviewed and discussed with management and Deloitte, the Company's independent registered public accounting firm, the Company's audited financial statements for the fiscal year ended June 30, 2026. The Audit Committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. In addition, the Audit Committee received from Deloitte the written disclosures and the letter required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, discussed with Deloitte its independence from the Company and the Company's management, and considered whether Deloitte's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

The Audit Committee conducted its own self-evaluation and evaluation of the services provided by Deloitte during the fiscal year ended June 30, 2026. Based on its evaluation of Deloitte, the Audit Committee reappointed Deloitte as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2027.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2026, for filing with the SEC.

AUDIT COMMITTEE
Victoria J. Reich, Chair
Christian H. Charnaux
Richard A. Johnson
Mia F. Mends
Stephanie C. Plaines
Matthew E. Winter

AUDIT FEES

The following table presents fees for professional services rendered by Deloitte for the audit of the Company's annual financial statements for the years ended June 30, 2026 and June 30, 2025, and fees billed for other services rendered by Deloitte for such years. Fees disclosed below include fees actually billed and expected to be billed for services relating to the applicable fiscal year.

	Fiscal Year 2026	*Fiscal Year 2025*
Audit Fees	$3,070,221	$2,976,995
Audit-Related Fees	$ 124,774	$ 121,195
Tax Fees	$ 8,258	$ 145,194
All Other Fees	—	—
Total Fees	**$3,203,253**	**$3,243,384**

Audit Fees consist of fees for professional services rendered for the audit of the Company's financial statements and review of financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

Audit-Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. Amounts included consist of fees incurred relating to support of business acquisition and divestiture activities, independent assessments of internal controls, audits of employee benefits plan financial statements, and other audit-related services.

Tax Fees consist of fees for the preparation or review of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning, tax consultation, and tax advice. Amounts included above consist of fees incurred relating to transfer pricing studies, technical consultation related to international tax matters, and other tax advisory services.

All Other Fees are fees billed for professional services that were not the result of an audit, review, or tax-related services, and have historically consisted primarily of subscriptions to human resources publications and related items.

The Audit Committee has adopted policies and procedures for pre-approving audit and non-audit services performed by the independent auditor so that the provision of such services does not impair the auditor's independence. All fees reported above were approved pursuant to the policy. Under the Audit Committee's pre-approval policy, the terms and fees of the annual audit engagement require specific Audit Committee approval. Other types of services are eligible for general pre-approval. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific Audit Committee pre-approval. In addition, any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

General pre-approval granted under the Audit Committee's pre-approval policy extends to the next fiscal year following the date of pre-approval. The Audit Committee reviews and pre-approves services that the independent auditor may provide without obtaining specific Audit Committee pre-approval on an annual basis and revises the list of general pre-approved services from time to time. In determining whether to pre-approve audit or non-audit services (regardless of whether such approval is general or specific pre-approval), the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor is necessarily determinative. The Audit Committee will also consider the relationship between fees for audit and

non-audit services in deciding whether to pre-approve any such services. The Audit Committee may determine for each fiscal year the appropriate ratio between Audit Fees and Audit-Related Fees, Tax Fees, and All Other Fees.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee has concluded that the provision of non-audit services provided to the Company by Deloitte during the 2026 fiscal year was compatible with maintaining its independence.

The Board unanimously recommends a vote **FOR** Proposal 2

PROPOSAL 2 – RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board's Audit Committee has appointed Deloitte as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending June 30, 2027. As a matter of good corporate governance, the Audit Committee submits its selection of Deloitte to our shareholders for ratification and will consider the vote of our shareholders when appointing our independent registered public accounting firm in the future. A representative of Deloitte is expected to attend the Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement, if desired. For additional information regarding the Company's relationship with Deloitte, please refer to the "Audit Committee Report" and "Audit Fees" sections above.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

The Board unanimously recommends a vote **FOR** Proposal 3

PROPOSAL 3 – ADVISORY APPROVAL OF THE COMPANY'S NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act require that we permit our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in the "Compensation Discussion and Analysis" section, the Summary Compensation Table and accompanying executive compensation tables, and the related narrative disclosure beginning on page 25. At our 2023 annual meeting, our shareholders approved, on an advisory basis, that an advisory vote on executive compensation should be held annually. Based on such result, our Board determined that the advisory vote on executive compensation will be held every year until the next advisory vote on the frequency of future advisory votes on executive compensation.

We believe that our compensation programs and policies reflect an overall pay-for-performance culture that is strongly aligned with the interests of our shareholders. We are committed to utilizing a mix of incentive compensation programs that will reward success in achieving the Company's financial objectives and growing value for shareholders, and we will continue to refine these incentives to maximize Company performance. The Compensation Committee of the Board has overseen the development of a compensation program designed to achieve pay-for-performance and alignment with shareholder interests, as described more fully in the "Compensation Discussion and Analysis" section beginning on page 25. The compensation program was designed in a manner that we believe is reasonable, competitive, and appropriately balances the goals of recruiting, retaining, and motivating our executives while rewarding performance and aligning management and shareholder interests.

The Company and the Board regularly evaluate our compensation policies and practices to ensure they are meeting our objectives and are consistent with corporate governance best practices. As part of that process, the Compensation Committee and the Board consider the results of our shareholder advisory vote on executive compensation. At our 2025 annual meeting of shareholders held on November 5, 2025, our shareholders approved our fiscal year 2025 compensation awarded to our NEOs with approximately 96% of the votes cast in favor of the proposal. The Compensation Committee will continue to routinely evaluate and enhance or modify our compensation program, as appropriate, after considering the views of our shareholders.

For the reasons discussed above and in the "Compensation Discussion and Analysis" section beginning on page 25, the Board recommends that shareholders vote in favor of the following "say-on-pay" resolution:

> **"Resolved, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, narrative discussion and any related material disclosed in this proxy statement, is hereby approved."**

Because your vote is advisory, it will not be binding upon the Company, the Board, or the Compensation Committee. However, because we value the views of our shareholders, the Compensation Committee will continue to consider the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 3.

The Board unanimously recommends a vote **FOR** Proposal 4

PROPOSAL 4 – APPROVAL OF THE 2026 LONG TERM INCENTIVE PLAN

SUMMARY

Shareholders are being asked to approve the adoption of the 2026 Plan at the Annual Meeting. The 2026 Plan will replace and supersede our existing 2018 Plan as the Company's operative equity plan for new future grants. The 2026 Plan was approved by the Board, based on the recommendation of the Compensation Committee, on September 15, 2026, and will become effective, subject to approval by the shareholders at the Annual Meeting, one business day following that approval.

The Compensation Committee of the Board has established long-term, equity-based compensation as a significant component of overall compensation. The Compensation Committee emphasizes long-term compensation to support multiple objectives, including: (i) aligning management's interests with those of shareholders, (ii) tying compensation to the attainment of long-term goals and strategic objectives, thereby mitigating incentive for management to pursue short-term objectives at the expense of long-term priorities, (iii) ensuring that realized compensation reflects changes in shareholder value over the long-term, and (iv) attracting and retaining highly skilled executives. Consistent with our compensation philosophy, we believe that equity-based compensation fosters and strengthens a sense of proprietorship and personal involvement in the Company's success and contributes to continuity and stability within the Company's executive leadership.

As of September 11, 2026, there were 8,242,771 remaining shares available for issuance under the 2018 Plan. Although the 2018 Plan and 2026 Plan are very similar, as described herein a number of features have been added or modified in the 2026 Plan from the 2018 Plan which reflect the Company's goal of promoting good compensation and governance practices. Awards are currently outstanding under the 2018 Plan, as well as under the 2013 Plan, and the DSU Plan (the DSU Plan, 2013 Plan, and 2018 Plan are collectively referred to in this Proposal 4 as the "Prior Plans"). With respect to post-adoption equity grants, the 2018 Plan replaced and superseded the 2013 Plan, the 2003 Plan and the DSU Plan. If the 2026 Plan is approved by shareholders, it will replace and supersede the 2018 Plan as the Company's operative equity plan for new future grants, effective one business day after the Annual Meeting, and no new awards will be made under the 2018 Plan after that date. Any awards previously granted under the Prior Plans will remain outstanding under the applicable plan and will, among other things, continue to vest and/or become exercisable in accordance with their original terms and conditions. No additional awards have been granted under the 2003 Plan, the 2008 Plan or the 2013 Plan since our shareholders approved the 2018 Plan on September 14, 2017. In the event the 2026 Plan is not approved by shareholders, the 2026 Plan will not become effective, the 2018 Plan will remain in effect as the operative equity plan for future award grants until its expiration date, and we may continue to grant awards under the 2018 Plan, subject to its terms and conditions, using the shares available for issuance thereunder.

If the 2026 Plan is approved by our shareholders, the maximum number of shares of common stock reserved for issuance under the 2026 Plan will be 6,500,000 shares, less one share for every one share subject to an award granted under any Prior Plan after September 11, 2026. If any outstanding award under the 2026 Plan expires, is canceled, forfeited, or terminated without issuance of the full number of shares to which the award related, those shares will again become available for future grant. The 2026 Plan does not permit liberal share recycling — shares tendered or withheld to satisfy tax withholding obligations or to pay option exercise prices, and shares reacquired using option exercise proceeds, will not be added back to the share reserve.

KEY FEATURES OF THE 2026 PLAN PROMOTING GOOD COMPENSATION AND GOVERNANCE PRACTICES

We believe that the 2026 Plan contains a number of features that reflect compensation and governance best practices, with some of the key features as follows:

- *No Repricings or Replacement of Share Options or Stock Appreciation Rights*. Without shareholder approval or except in corporate transactions involving the adjustment of awards, we may not amend any option or stock appreciation right to reduce the exercise price or replace any option or stock appreciation right with cash or any other award when the price per share of the option or stock appreciation rights exceeds the fair market value of the underlying shares.
- *No In-the-Money Option or Stock Appreciation Right Grants*. Options and stock appreciation rights may not be granted with an exercise or base price less than the fair market value of our common shares on the date of grant.
- *Limitation on Share Counting*. Shares previously subject to awards under the 2026 Plan that are used to satisfy the exercise price or tax withholding obligations with respect to an option or stock appreciation right, or any shares tendered by a participant or withheld by the Company in payment of an option exercise price may not be reissued pursuant to future awards under the 2026 Plan. Shares tendered or withheld to satisfy tax withholding obligations on any award (including full-value awards), or shares reacquired using option exercise proceeds, likewise may not be reissued.
- *Independent Administration*. The Compensation Committee, which consists of non-employee directors, generally administers the 2026 Plan.
- *No Dividend or Dividend Equivalents on Unearned Awards*. Dividend or dividend equivalents on all awards are subject to the same vesting restrictions and risk of forfeiture as the underlying awards.
- *Non-Employee Director Compensation Limit*. The 2026 Plan includes a limit under which the maximum amount of compensation that may be paid to any non-employee director during any single fiscal year is capped at $750,000 in total value, subject to the limitation and calculation principles discussed herein and in the 2026 Plan.
- *Clawback Policy*. All awards issued under the 2026 Plan are expressly subject to our Clawback Policy.

BACKGROUND AND DETERMINATION OF SHARE AMOUNTS

The following factors, among others, were taken into account by our Board in approving the proposed 2026 Plan and the number of shares available for issuance thereunder:

- Our award grant history under our equity incentive plans;
- Our historical burn rate under our equity plans;
- The number of shares remaining available under the 2018 Plan for future awards;
- The number of outstanding unvested and unexercised equity awards; and
- Potential dilution resulting from the proposed shares available under the proposed 2026 Plan.

In setting the number of proposed shares issuable under the 2026 Plan, our Board also considered the following annual share usage under our equity compensation program for fiscal years 2024 to 2026 as follows (rounded to the nearest thousand):

	Fiscal 2026	*Fiscal 2025*	*Fiscal 2024*		
Options Granted	0	0	0		
Restricted Shares, Performance-Based Share Units, Restricted Share Units, Director Restricted Share Units, and Deferred Stock Units – Full Value Awards Granted[(1)]	1,021,000	1,103,000	1,714,000		
Total Shares Granted	1,021,000	1,103,000	1,714,000		
Basic Weighted Average Common Shares Outstanding	127,644,000	135,629,000	141,932,000		
Burn Rate – Annual Share Usage[(2)]	0.80%	0.81%	1.21%	**Average**	0.95%

(1) Includes adjustments for performance achievement and dividend equivalents.

(2) Represents Total Shares Granted divided by Basic Weighted Average Common Shares Outstanding.

The historical amounts shown above are not necessarily indicative of the shares that might be awarded in fiscal year 2027 and beyond, including under the proposed 2026 Plan.

If we continue making equity awards consistent with our practices over the past three years as set forth above, we estimate that the shares available for future awards, consisting solely of the 6,500,000 shares reserved for issuance under the 2026 Plan if the 2026 Plan is approved, will be sufficient for awards for at least five years. While we believe this estimate is reasonable, there are a number of factors that could impact our future equity share usage. Among the factors that will impact our actual share usage are changes in market grant values, changes in the number of recipients, changes in our common stock price, payout levels of performance-based awards, changes in the structure of our long-term incentive plan and forfeitures of outstanding awards.

As of September 11, 2026, we had approximately 2,220,954 shares of common stock subject to outstanding equity awards. The 2,220,954 shares are fully comprised of shares subject to full value awards (1,496,157 unvested restricted share units (inclusive of outstanding DRSUs), plus 724,797 unvested performance share units). The 2,220,954 shares comprised 1.8% of the Company's common shares outstanding at September 11, 2026. The 6,500,000 shares proposed to be included in the 2026 Plan share reserve would decrease the Company's fully diluted overhang percentage to approximately 6.6% at September 11, 2026 (excluding the 8,242,771 remaining shares authorized for issuance under the 2018 Plan at September 11, 2026, which would no longer be available for issuance if the 2026 Plan is approved).

Additional information in respect of equity awards currently outstanding, as of September 11, 2026, is included in the following table:

	As of September 11, 2026
Stock Options Outstanding	0
Weighted Average Exercise Price of Outstanding Stock Options	N/A
Weighted Average Remaining Term of Outstanding Stock Options	N/A
Full Value Awards Outstanding	2,220,954
Common Shares Outstanding	122,557,064

In its determination to recommend that the Board approve the 2026 Plan, the Compensation Committee considered the information above and the opinion of its independent compensation consultant, CAP LLC, which concluded that the number of shares under the 2026 Plan is reasonable.

In light of the factors described above, and given that equity compensation is vital to our ability to attract, motivate, and retain highly qualified executives, consultants, and non-employee directors, the Board has determined that the size of the share reserve under the 2026 Plan is reasonable and appropriate at this time.

DESCRIPTION OF THE 2026 PLAN

The following is a summary of the principal features of the 2026 Plan. This summary is qualified in its entirety by reference to the full text of the 2026 Plan, a copy of which is attached as Appendix A to this proxy statement.

Effective Date; Duration of the Plan. If the 2026 Plan is approved by shareholders, it will become effective one business day after the Annual Meeting and will remain in effect until terminated by the Board.

Administration. Subject to the terms of the 2026 Plan, the Compensation Committee has the authority to interpret and administer the 2026 Plan. The Committee has authority to determine, within the limits of the express provisions of the 2026 Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards, and the objectives and conditions for earning such awards. Additionally, the Committee may delegate this authority subject to certain restrictions set forth in the 2026 Plan.

Eligibility. Employees and consultants of the Company, its direct and indirect subsidiary corporations and their respective divisions, departments, and subsidiary corporations, and the non-employee directors of the Board are eligible to receive awards under the 2026 Plan. An eligible individual who is selected to receive an award under the 2026 Plan is referred to herein as a participant.

Shares Available for Awards. The 2026 Plan authorizes the issuance of up to 6,500,000 shares of common stock, less one share for every one share subject to an award granted under any Prior Plan after September 11, 2026. If any outstanding award expires or is canceled, forfeited, or terminated without issuance of the full number of shares of common stock to which the award related, then the shares subject to such award will again become available for future grant under the 2026 Plan. The 2026 Plan does not permit liberal share recycling. Shares tendered or withheld to satisfy tax withholding obligations on any award (including options, stock appreciation rights ("SARs"), and full-value awards), shares tendered in payment of the option exercise price, and shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options, will not be added back to the share reserve. The Committee will make appropriate adjustments to these limits in the event of certain changes in the capitalization of the Company.

Adjustments Upon Changes in Stock. In the event of changes in the outstanding common stock or in the capital structure of the Company by reason of any stock or extraordinary cash dividend, stock split, reverse stock split, an extraordinary corporate transaction such as any recapitalization, reorganization, merger, consolidation, combination, exchange, or other relevant change in capitalization occurring after the grant date of any award, awards granted under the 2026 Plan and any award agreements, the exercise price of options and SARs, the maximum number of shares of common stock subject to all awards will be equitably adjusted or substituted, as to the number, price or kind of a share of common stock or other consideration subject to such awards to the extent necessary to preserve the economic intent of the award.

Unless the Committee specifically determines that such adjustment is in the best interests of the Company or its affiliates, the Committee will, in the case of ISOs, ensure that any adjustments made will not constitute a modification, extension or renewal of the ISO within the meaning of Section 424(h)(3) of the Internal Revenue Code (the "Code") and in the case of non-qualified stock options, ensure that any adjustments will not constitute a modification of such non-qualified stock options within the meaning of Section 409A of the Code. Any adjustments will be made in a manner which does not adversely affect the exemption provided under Rule 16b-3 under the Exchange Act. The Company will give participants notice of any adjustment.

Award Types. The 2026 Plan permits grants of options, incentive stock options, stock appreciation rights, restricted share awards, restricted share unit awards, other share-based awards, and performance awards.

- *Options, Incentive Stock Options and Stock Appreciation Rights*. The 2026 Plan provides for the grant of (i) options, which include any right granted to a participant allowing such participant to purchase shares of common stock at such price or prices as the Compensation Committee shall determine, (ii) incentive stock options, which are stock options that are designated by the Compensation Committee as incentive stock options and which meet the applicable requirements for incentive stock options pursuant to Section 422 of the Code, and (iii) stock appreciation rights, which are rights to receive an amount of cash, shares, or other property with a fair market value equal to the increase in the fair market value of a specified number of shares between the date on which the SAR is granted and the date on which it is exercised. References in this summary to “stock options” shall mean both incentive stock options and options, unless otherwise specified. Subject to adjustment for certain corporate events, a maximum of 6,500,000 shares may be issued in the form of incentive stock options under the 2026 Plan.

  Pursuant to the terms of the 2026 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the Plan, of any award of stock options or SARs. The 2026 Plan provides that awards of stock options and SARs are subject to the following restrictions: (i) the exercise price per share for stock options may not be less than 100% of the fair market value of one share of common stock on the grant date and the exercise price for certain incentive stock options may not be less than 110% of the fair market value of one share of common stock on the grant date; (ii) stock options and SARs may not have a term of more than 10 years, except in the event of death or disability and the term of certain incentive stock options may not be more than five years; (iii) except in connection with certain corporate transactions affecting the shares of common stock, shareholder approval is required to reprice any stock options or SARs after their grant date; and (iv) stock options and SARs shall have a vesting period of not less than twenty-four months if subject only to continued service with the Company or a subsidiary or one year if subject to the achievement of performance objectives, except with respect to grants to directors or consultants and in certain circumstances following a change in control or other special circumstances. In addition, the exercise price of shares purchased upon the exercise of any stock option may be paid in cash, common stock, by cashless exercise, by delivery of other consideration having a fair market value on the exercise date equal to the total purchase price, or in any other manner as may be permitted by the applicable award agreement.

- *Restricted Share Awards and Restricted Share Units Awards*. The 2026 Plan provides for the grant of (i) restricted shares, which is common stock that may not be sold, transferred, pledged or assigned until the satisfaction of vesting restrictions and (ii) restricted share units, which are an award valued by reference to a share and such value may be paid to the participant in shares or cash as determined by the Compensation Committee upon the satisfaction of vesting restrictions. Pursuant to the terms of the 2026 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the 2026 Plan, of any award of restricted shares or restricted share units. The 2026 Plan provides that awards of restricted shares and restricted share units are subject to the following restrictions: (A) a participant holding restricted shares may vote the shares awarded and will be entitled to the payment of dividends and other distributions on the shares from the date the award is made, subject to such restrictions or conditions as the Compensation Committee may determine, except that no dividend shall be paid in respect of awards prior to the vesting of such awards; (B) a participant holding restricted share units shall in no event have voting rights with respect to such award; and (C) restricted shares and restricted share units shall have a vesting period of not less than twenty-four months if subject only to continued service with the Company or a subsidiary or one year if subject to the achievement of performance objectives, except with respect to grants to directors or consultants and in certain circumstances following a change in control or other special circumstances.

- *Other Share-Based Awards*. The 2026 Plan provides for other awards of shares or non-share compensation which are valued in whole or in part by reference to, or are otherwise based on, shares or other property, including deferred stock units. Pursuant to the terms of the 2026 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the 2026 Plan, of any award of other share-based awards. The 2026 Plan provides that grants of other share-based awards shall have a vesting period of not less than twenty-four months if subject only to continued service with the Company or a subsidiary or one year if subject to the achievement of performance objectives, except with respect to grants to directors or consultants and in certain circumstances following a change in control or other special circumstances. Additionally, other share-based awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Compensation Committee, on a deferred basis subject to the requirements of Section 409A of the Code.
- *Performance Awards*. Performance awards in the form of performance cash, performance share units, and performance units may be granted under the 2026 Plan. Pursuant to the terms of the 2026 Plan, the Compensation Committee determines the terms and conditions, not inconsistent with the 2026 Plan, of any performance award. The 2026 Plan provides that performance awards shall not have a performance period of less than one year unless the performance award is not payable in shares. Additionally, performance awards may be paid in cash, shares, other property, or any combination thereof and may be paid in a lump sum or in installments or, in accordance with procedures established by the Compensation Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

Performance Criteria. If the Compensation Committee determines that a restricted share award, a restricted share unit, any other share-based award, a performance award, or any other award is intended to be a performance award, the lapsing of restrictions thereon and the distribution of property pursuant thereto, as applicable, may be subject to the achievement of one or more performance goals established by the Compensation Committee. Such performance goals may be based on the attainment of specified levels of one or more of the following business or performance criteria which may be based on the attainment of specified levels of one or any combination of the following: sales (including comparable sales), net sales or return on sales; revenue, net revenue, product revenue or system-wide revenue (including growth of such revenue measures); operating income (before or after taxes) or pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share or net income or loss (before or after taxes); return on equity (including average return on equity), total shareholder return (or any element of shareholder return), or return on assets or net assets; the price of the shares of the Company's common stock or any other publicly-traded securities of the Company; total number of clients, number of new clients, client retention, total tax returns prepared, or market share; gross profits, gross or net profit margin, gross profit growth, or net operating profit (before or after taxes); operating earnings, earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization), or earnings or losses margin percentage or net earnings or losses margin percentage; economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow (including operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital), cash flow return on investment, or cash flow return on capital; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable, or general and administrative expense savings; inventory control; operating margin or gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; cost reductions or savings; market share; customer related goals, including customer satisfaction, customer growth and customer retention; employee satisfaction; productivity or productivity ratios; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors);

co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; debt level; year-end cash position; book value; factoring transactions; competitive market metrics; timely completion of new product roll-outs; timely launch of new facilities (such as new store openings, gross or net); sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; factoring transactions; and recruiting and maintaining personnel.

Any performance goals that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP") or may be adjusted when established, at any time thereafter, to include or exclude any items otherwise includable or excludable under GAAP. The above business criteria also may be based solely by reference to the Company's consolidated performance, performance of the Company's continuing operations, or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the performance of the Company relative to performance of other companies or upon comparisons of any of the indicators of Company performance relative to performance of other companies. Finally, when determining the specific metrics applicable to any established performance goal and calculating the actual results related thereto, the Compensation Committee may include or exclude the impact of an event or occurrence which the Compensation Committee determines should appropriately be included or excluded, including without limitation (i) restructurings, performance attributable to discontinued operations, extraordinary items, and other unusual, infrequently occurring, or non-recurring charges, (ii) any event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (iii) acquisitions and divestitures, (iv) any reorganization or change in the corporate structure or capital structure of the Company, (v) foreign exchange gains or losses or (vi) the cumulative effects of tax or accounting changes in accordance with GAAP.

With respect to any performance award, the Compensation Committee may adjust the amount payable pursuant to such award, and the Compensation Committee may waive the achievement of the applicable performance goals, in each case in its sole discretion.

Dividend Equivalents. The recipient of an award, other than an option, SAR, or restricted share award, may, if determined by the Compensation Committee, be entitled to receive currently or on a deferred basis, amounts equivalent to cash, stock, or other property paid as dividends on shares ("Dividend Equivalents"). However, the 2026 Plan provides that (i) in no event shall Dividend Equivalents be paid before the underlying shares covered by the award vest, and (ii) any such Dividend Equivalents are subject to the same restrictions and risk of forfeiture as underlying shares subject to the award and will be paid, if at all, at the time such restrictions and risk of forfeiture lapse.

Director Compensation Limit. The 2026 Plan imposes a limit of $750,000 on the amount of equity and cash compensation that can be paid to a non-employee director of the Company in a calendar year. The value of equity compensation for this purpose is determined using the grant date fair value of such equity compensation for financial reporting purposes. The limit does not apply to incremental compensation paid to a director solely in his or her capacity as non-executive chairman of the Board, provided that such non-executive chairman does not participate in the decision to award such additional compensation. In setting the non-employee director compensation limit, the Board reviewed survey data provided by the Compensation Committee's independent compensation consultant.

Amendments, Adjustments, and Termination. The Board may, from time to time, alter, amend, suspend, or terminate the 2026 Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law or the rules of the NYSE. In addition, the Board may not, without shareholder approval, amend the 2026 Plan to: (i) increase the number of shares that

may be awarded under the 2026 Plan; (ii) expand the types of awards available under the 2026 Plan; (iii) materially expand the class of persons eligible to participate in the 2026 Plan; (iv) eliminate the requirements relating to minimum exercise price, minimum grant price and stockholder approval related to options and stock appreciation rights; or (v) increase the maximum permissible term of any option or stock appreciation right. No amendment or termination of the 2026 Plan may impair the rights of a participant in any material respect under any award previously granted without such participant's consent. However, the maximum number of shares of common stock available for issuance under the 2026 Plan shall be equitably adjusted upon certain events affecting the capitalization of the Company such as a recapitalization, stock split, merger, reorganization, or consolidation.

Amendment of Awards. The Committee may amend the terms of any one or more awards. However, the Committee may not amend an award that would impair a participant's rights under the award without the participant's written consent.

Clawback and Recoupment. The Company may cancel any award or require the participant to reimburse any previously paid compensation provided under the 2026 Plan or an award agreement in accordance with and to the extent permitted by our Clawback Policy or any other clawback, forfeiture, or recoupment policy adopted by the Compensation Committee from time to time or required by applicable law, governmental regulations or stock exchange listing standard.

Transferability. Except as provided by the Compensation Committee, an award under the 2026 Plan is not transferable other than by a participant's will or the laws of descent and distribution. Any permitted transfer shall be without consideration.

Change in Control. In the event of a "change of control," as defined in the 2026 Plan, outstanding awards may be assumed or substituted or may become fully vested and exercisable, restrictions applicable to awards may terminate or lapse, and performance goals applicable to any award may be deemed fully achieved, in each case as set forth in the applicable award agreement or as determined by the Compensation Committee.

NEW PLAN BENEFITS

If approved by the shareholders, participants in the 2026 Plan will be eligible for awards of shares as determined by the Board or the Compensation Committee. All employees and consultants of the Company and its subsidiaries and non-employee directors of the Company are eligible to receive awards under the Plan. As of September 15, 2026, there were approximately 4,600 regular, full-time employees of the Company and its subsidiaries and ten non-employee directors of the Company.

Awards under the 2026 Plan following its adoption will generally be made in the discretion of the Board or the Compensation Committee and are therefore not determinable at this time. However, current benefits granted to employees and consultants of the Company and its subsidiaries and non-employee directors of the Company would not have increased if they had been made under the proposed 2026 Plan. Please refer to the "Grants of Plan-Based Awards Table" on page 47 of this proxy statement to review equity awards made to our named executive officers for fiscal year 2026. The closing price of a share of the Company's common stock as reported by the NYSE on September 15, 2026 was $45.84.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the U.S. federal income tax consequences of awards made under the 2026 Plan. It is based on the U.S. federal tax laws and regulations currently in effect and existing administrative rules of the Internal Revenue Service. Participants may also be subject to state, local, and foreign taxes in connection with the grant of awards under the 2026 Plan. Participants should consult with their individual tax advisers to determine the tax consequences associated with awards granted to them under the 2026 Plan.

Incentive Stock Options. A recipient who is granted an incentive stock option will not have any taxable income either on the grant or exercise of the incentive stock option. However, upon exercise, the excess of the fair market value of the shares acquired over the option price is an item of adjustment in

computing the alternative minimum taxable income of the recipient. If the recipient disposes of the shares purchased pursuant to the incentive stock option more than two years after the date of grant and more than one year after the transfer of the shares (the required statutory "holding period"), and if the recipient has been an employee of the Company or an affiliate throughout the period beginning with the date of grant and ending three months prior to the date of exercise, (i) the recipient will recognize long-term capital gain or loss, as the case may be, in an amount equal to the difference between the selling price and the exercise price; and (ii) the Company will not be entitled to a deduction with respect to the shares of stock so issued.

Except as described in the next paragraph below, a recipient has no income, gain or loss on the exercise of an incentive stock option through the exchange of previously acquired shares of the Company. The recipient's basis in the number of newly acquired shares that equals the number of shares exchanged will be equal to such recipient's basis in the shares exchanged, and the recipient's holding period with respect to that number of newly acquired shares will include the holding period for the shares exchanged. The number of newly acquired shares in excess of the number of old shares exchanged will have zero basis and their holding period will begin on the date of exercise.

If the previously acquired shares are incentive stock option shares that were not held for the required statutory holding period, the exchange constitutes a disqualifying disposition of such previously acquired shares. In such case, the recipient's basis in the number of newly acquired shares that equals the number of shares exchanged will be equal to such recipient's basis in the shares exchanged, increased by the amount included as ordinary income as a result of the disqualifying disposition. The disqualifying disposition is treated as a sale of the shares with the lowest basis first.

Nonqualified Stock Options. Stock options granted under the 2026 Plan that are not incentive stock options are treated as nonqualified stock options and the recipient of a nonqualified stock option under the 2026 Plan will not have any income on the grant of the option. Generally, on the exercise of a nonqualified stock option, the recipient will have ordinary income equal to the difference between the fair market value of the shares on the exercise date and the exercise price for the shares. Upon disposition of the shares purchased pursuant to a nonqualified stock option, the recipient will recognize long-term or short-term capital gain or loss, depending upon the length of the period such recipient has held the shares, in an amount equal to the difference between the amount realized on such disposition and the basis for such shares, which basis will include the amount previously recognized by the recipient as ordinary income.

Where a nonqualified stock option is exercised with previously acquired shares of the Company, the recipient's basis in the number of newly acquired shares that equals the number of shares exchanged will be equal to such recipient's basis in the shares exchanged, and the recipient's holding period with respect to that number of newly acquired shares will include the holding period for the shares exchanged. The number of newly acquired shares in excess of the number of old shares exchanged will have zero basis and their holding period will begin on the date of exercise.

Stock Appreciation Rights. A recipient who is granted stock appreciation rights will not have any taxable income on the receipt of the stock appreciation rights. Upon the exercise of a stock appreciation right, the recipient will have ordinary income equal to the amount received (the increase in the fair market value of one share of the Company's common stock from the date of grant of the stock appreciation right to the date of exercise).

Restricted Shares. A recipient will not be taxed at the date of an award of restricted shares, but will have ordinary income in an amount equal to the fair market value of any restricted shares as of the date that the restrictions lapse, unless the recipient, within 30 days after transfer of such restricted shares to the recipient, elects under Code Section 83(b) to include in ordinary income the fair market value of the restricted shares as of the date of such transfer ("83(b) Election"). Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period (or the date of the award of the restricted shares, if the employee elects to be taxed on the fair market value upon the date of such award). However, if the restricted shares were forfeited under the terms of the Plan, no loss would be allowed. Further, the employee would not be entitled to any refund of tax previously paid as a result of the Section 83(b) Election.

Restricted Share Units. A recipient will not have taxable income under the Code at the time a restricted share unit award is granted. When the restricted share unit award vests and the recipient is paid the stock (plus any cash dividends or dividend equivalents), the recipient will recognize ordinary compensation income in an amount equal to the cash received plus the fair market value of any shares received. Slightly different rules may apply if the recipient is subject to Section 16 of the Exchange Act. A recipient's compensation income will be subject to normal income and employment tax withholdings.

When a recipient sells shares acquired as part of a restricted share unit award, the difference between the price of the shares on the date of the award and the fair market value of those shares at the date the recipient recognizes ordinary income will be treated as long-term or short-term capital gain or loss, depending on whether the stock was held for more than one year. The holding period for the shares will begin on the day the recipient recognizes ordinary income.

The Company is not entitled to a deduction upon granting a recipient a restricted share unit award. To the extent that the recipient recognizes ordinary income at the time of delivery of shares or cash upon vesting of the award, the Company will generally be allowed (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of tax reporting obligations) to a corresponding business expense deduction.

Performance Awards. A recipient of performance awards will not have any income resulting from the grant of the right to receive such an award. The recipient will have ordinary income at the time of receipt of cash and/or common stock with respect to the award in an amount equal to the excess, if any, of the fair market value of the award on the date received over any amount paid by the recipient for the award.

Upon disposition of any stock received, the recipient will recognize long-term or short-term gain or loss, depending upon the length of the period such recipient has held the shares, in an amount equal to the difference between the amount realized and the fair market value of the stock on the date of receipt.

Section 409A. Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Depending on how they are structured, certain equity-based awards may be subject to Section 409A of the Code, while others are exempt. If an award is subject to Section 409A of the Code and a violation occurs, the compensation is includible in income when no longer subject to a substantial risk of forfeiture and the participant may be subject to a 20% penalty tax and, in some cases, interest penalties. The Plan and awards granted under the Plan are intended to be exempt from or conform to the requirements of Section 409A of the Code.

Section 162(m) and Limits on the Company's Deductions. Generally, the Company is entitled to a tax deduction at the same time and in the same amount the recipient recognizes taxable income associated with an award under the 2026 Plan. However, Section 162(m) of the Code denies deductions to publicly held corporations for compensation paid to certain current or former senior executives that exceeds $1,000,000. While the Company considers the deductibility of grants of awards as one factor in determining executive compensation, the Company also considers other factors in approving compensation and retains the flexibility to grant awards that it determines to be consistent with the Company's goals for its executive compensation program even if the grant awarded is potentially not deductible by the Company for tax purposes.

INFORMATION ABOUT OTHER EQUITY COMPENSATION PLANS

A summary of our securities authorized for issuance under equity compensation plans as of June 30, 2026 is set forth on page 61 of this proxy statement and additional information is included in the Company's Annual Report on Form 10-K filed with the SEC on August 14, 2026.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 4.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table shows the number of shares of common stock beneficially owned by each director and nominee for election as director, by each of the named executive officers, and by all directors and executive officers as a group, in each case, as of September 15, 2026. The number of shares beneficially owned is determined under rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has either sole or shared voting power or investment power and also any shares that the individual has the right to acquire within sixty days through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares set forth in the following table.

	Number of Shares			
Name	Beneficially Owned	Share Units and Share Equivalents[(1)]	Total	Percent of Class
Geralyn R. Breig	—	—	—	*
Curtis A. Campbell	8,852	—	8,852	*
Christian H. Charnaux	—	—	—	*
Sean H. Cohan	—	25,345	25,345	*
Mark J. Darling	11,705	—	11,705	*
Robert A. Gerard	32,000	311,605	343,605	*
Anuradha (Anu) Gupta	—	40,708	40,708	*
Richard A. Johnson	10,000	73,515	83,515	*
Jeffrey J. Jones II[(2)]	50,614	—	50,614	*
Scott R. Manuel	6,572	—	6,572	*
Tiffany L. Mason	5,874	—	5,874	*
Mia F. Mends	—	25,345	25,345	*
Stephanie C. Plaines	—	—	—	*
Dara S. Redler	37,098	—	37,098	*
Victoria J. Reich	4,484	116,279	120,763	*
Matthew E. Winter	—	57,055	57,055	*
All directors, nominees and executive officers as a group (15 persons)[(3)]	167,199	649,852	817,051	0.67%

* Does not exceed 1% based on shares of our common stock outstanding as of September 15, 2026, adjusted as required by the rules promulgated by the SEC.

(1) These amounts reflect share unit balances in the Company's Deferred Compensation Plan for Directors, the Company's Deferred Compensation Plan for Executives, the DSU Plan, the 2013 Plan and/or the 2018 Plan, but excludes unvested DRSUs. The value of the share units mirrors the value of the Company's common stock. The share units do not have voting rights.

(2) Mr. Jones departed the Company on September 2, 2026. The information reported is based on information available to the Company and may not reflect his current beneficial ownership. The shares held by Mr. Jones have been excluded from the total ownership because he no longer serves as an executive officer.

(3) Includes all directors, nominees and current executive officers. Mr. Jones voluntarily departed the Company on September 2, 2026, and, therefore, he is excluded from this total.

PRINCIPAL SECURITY HOLDERS

The following table sets forth the name, address and share ownership of each person or organization known to the Company to be the beneficial owner of more than 5% of the outstanding common stock of the Company.

Name and Address of Beneficial Owner	*Shares Beneficially Owned*	*Percent of Common Stock Outstanding*(1)
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	17,882,648(2)	14.60%
FMR LLC 245 Summer Street Boston, Massachusetts 02210	14,567,341(3)	11.89%
AQR Capital Management, LLC One Greenwich Plaza Suite 130 Greenwich, Connecticut 06830	9,616,406(4)	7.85%
Vanguard Capital Management 100 Vanguard Blvd. Malvern, Pennsylvania 19355	6,625,101(5)	5.41%

(1) Applicable percentages are based on the number of shares of our common stock outstanding as of September 15, 2026.

(2) Information as to the number of shares is furnished in reliance on the Schedule 13G/A of BlackRock, Inc. filed on January 23, 2024. The Schedule 13G/A indicates that the number of shares beneficially owned includes 17,317,648 shares with sole voting power and 17,882,648 shares with sole dispositive power.

(3) Information as to the number of shares furnished in reliance on the Schedule 13G/A of FMR LLC filed on February 5, 2026. The Schedule 13G/A indicates that the number of shares beneficially owned includes 14,567,340.88 shares with sole dispositive power.

(4) Information as to the number of shares furnished in reliance on the Schedule 13G of AQR Capital Management, LLC filed on August 12, 2026. The Schedule 13G indicates that the number of shares beneficially owned includes 0 shares with sole dispositive power and 9,616,406 shares with shared dispositive power.

(5) Information as to the number of shares furnished in reliance on the Schedule 13G of Vanguard Capital Management filed on April 30, 2026. The Schedule 13G indicates that the number of shares beneficially owned includes 6,625,101 shares with sole dispositive power.

REVIEW OF RELATED PERSON TRANSACTIONS

The Board has adopted a Related Party Transaction Approval Policy (the "Policy"), which is administered by the Company's management and the G&N Committee. Under the Policy, the Company's management will determine whether a transaction meets the requirements of a Related Party Transaction as defined in the Policy. The G&N Committee will then review the material facts of the Related Party Transaction and either approve or ratify the transaction (subject to certain exceptions which are deemed pre-approved) taking into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than those generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Party's interest in the transaction. If advance approval of a Related Party Transaction is not feasible, the G&N Committee must either ratify the transaction at its next regularly scheduled meeting or the transaction must be rescinded. No director who is a Related Party with respect to a Related Party Transaction may participate in any discussion or approval of such transaction, except that the director must provide all material information concerning the transaction to the G&N Committee.

A "Related Party Transaction" is any transaction, arrangement or relationship, or any series of transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the amount involved will or may be expected to exceed $120,000 in any fiscal year, and a Related Party has or will have a direct or indirect interest.

A “Related Party” under the Policy is any (i) executive officer as designated under Section 16 of the Exchange Act, director, or nominee for election as a director, (ii) greater than 5% beneficial owner of the Company’s common stock, or (iii) immediate family member of any of the foregoing.

The Company has not participated in any Related Party Transactions since the beginning of fiscal year 2026, other than those transactions described in the “Compensation Discussion and Analysis” section of this proxy statement.

SHAREHOLDER PROPOSALS AND NOMINATIONS

We currently intend to hold our 2027 annual shareholder meeting in early November 2027. For a shareholder proposal to be considered for inclusion in the Company’s proxy statement for the 2027 annual meeting pursuant to SEC Rule 14a-8, the Company must receive notice at our offices at One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary, on or before June 1, 2027. SEC rules and regulations govern the submission of shareholder proposals and our consideration of them for inclusion in next year’s proxy statement and form of proxy.

Pursuant to the Company’s Bylaws, for any business not included in the proxy statement for the 2027 annual meeting to be brought before the meeting by a shareholder, the shareholder must give timely written notice of that business to the Corporate Secretary. To be timely, the notice must be received between July 13, 2027 and August 12, 2027 (between 90 and 120 days before the one-year anniversary of the date of the prior year’s annual meeting of shareholders). The notice must contain the information required by the Company’s Bylaws. Similarly, a shareholder wishing to submit a director nomination directly at an annual meeting of shareholders must deliver written notice of the nomination within the time period described in this paragraph and comply with the information and other requirements in our Bylaws relating to shareholder nominations.

Our Bylaws permit a group of shareholders (up to 20) who have owned a significant amount of the Company’s common stock (at least 3%) for a significant amount of time (at least three years) the ability to submit director nominees (up to 20% of the Board rounded down to the nearest whole director) for inclusion in the Company’s proxy materials if the shareholder(s) provides timely written notice of such nomination(s) and the shareholder(s) and the nominee(s) satisfy the requirements specified in the Company’s Bylaws. To be timely for inclusion in the Company’s proxy materials for the 2027 annual meeting, the notice must be received between July 13, 2027 and August 12, 2027 (between 90 and 120 days before the one-year anniversary of the date of the prior year’s annual meeting of shareholders). The notice must contain the information required by the Company’s Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements in our Bylaws relating to the inclusion of shareholder nominees in the Company’s proxy materials.

In addition, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice to our Corporate Secretary at the address set forth below that sets forth the information required by Rule 14a-19 under the Exchange Act no later than September 11, 2027 unless the required information has been provided in a preliminary or definitive proxy statement previously filed by the shareholder. If the date of the 2027 annual meeting is changed by more than 30 calendar days from November 10, 2027, then such notice must be provided by the later of 60 calendar days prior to the date of the 2027 annual meeting or the 10th calendar day following the day on which the Company publicly announces the date of the 2027 annual meeting. In order to comply with Rule 14a-19, the notice must be postmarked or transmitted electronically on or before the applicable deadline. The notice requirements under Rule 14a-19 are in addition to the applicable advance notice requirements under the Company’s Bylaws as described above.

A proxy may confer discretionary authority to vote on any matter at a meeting if we do not receive notice of the matter within the time frames described above. A copy of the Company’s Bylaws is available on our website at https://investors.hrblock.com/corporate-governance, or upon request to: H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary. The Chair of the meeting may exclude matters that are not properly presented in accordance with the foregoing requirements.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PRINTED PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we are making this proxy statement and our 2026 Annual Report available to shareholders electronically. Unless you have already requested to receive a printed set of proxy materials, you will receive an "Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be held on November 10, 2026" (the "Notice"), which contains instructions on how to access proxy materials and vote your shares via the internet or telephone or, if you prefer, to request a printed set of proxy materials at no cost to you. On or about September 29, 2026, we mailed the Notice or, for shareholders who have already requested to receive a printed set of proxy materials, this proxy statement, an accompanying proxy card, and our 2026 Annual Report, to our shareholders of record. All shareholders will be able to access this proxy statement and our 2026 Annual Report on the website referred to in the Notice or request to receive printed copies of the proxy materials.

HOW CAN I ELECTRONICALLY ACCESS THE PROXY MATERIALS?

The Notice provides you with instructions on how to view our proxy materials for the Annual Meeting electronically. The website on which you will be able to view our proxy materials will also allow you to choose to receive future proxy materials electronically, which will save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials electronically, you will receive an email next year with instructions containing a link to the proxy voting site. Your election to receive proxy materials electronically will remain in effect until you terminate it.

HOW CAN I OBTAIN A FULL SET OF PRINTED PROXY MATERIALS?

The Notice will provide you with instructions on how to request to receive printed copies of the proxy materials. You may request printed copies up until one year after the date of the meeting.

HOW DO I VOTE?

In order to vote, you will need the Control Number included on your proxy card, voting instruction card, or Notice you received. Each shareholder has a unique Control Number so we can ensure that all voting instructions are genuine and prevent duplicate voting. Depending on the number of accounts in which you hold the Company's common stock, you may receive and need to vote more than one Control Number. If you submit your proxy by internet or telephone, you do not need to return a proxy card. You can vote by any of the methods below prior to the meeting and still attend the virtual Annual Meeting. Whether or not you expect to attend the Annual Meeting virtually, please vote in advance of the meeting by one of the following methods.

If you are a registered shareholder, there are four different ways you can vote:

- By Internet – You can vote via the internet at *www.proxyvote.com* by following the instructions provided (you will need the Control Number);
- By Telephone – You can vote by telephone by calling the toll-free telephone number indicated on your proxy card or voting instruction card (you will need the Control Number);
- By Mail – If you received your proxy materials by mail, you can vote by signing, dating and returning the accompanying proxy card; or
- At the Virtual Meeting – You can also vote during the virtual Annual Meeting by visiting **www.virtualshareholdermeeting.com/HRB2026** and following the instructions (you will need the Control Number). A vote at the Annual Meeting will revoke any prior votes.

When your proxy is properly submitted, your shares will be voted as you indicate. If you do not indicate your voting preferences, the appointed proxies (Dara S. Redler and Katharine M. Haynes) will vote your shares **FOR** each of the director nominees included in Proposal 1, and **FOR** Proposals 2, 3,

and 4. If your shares are owned in joint names, all joint owners must vote by the same method, and if joint owners vote by mail, all of the joint owners must sign the proxy card. The deadline for voting by telephone or via the internet, except with respect to shares held through the H&R Block Retirement Savings Plan as described below, is 11:59 p.m. Eastern Time on November 9, 2026.

If you are a beneficial owner of shares held in street name, you may vote by following the voting instructions provided by your broker, bank, or other nominee, and your broker, bank, or other nominee should vote your shares as you have directed.

If your shares are held through the H&R Block Retirement Savings Plan, you may also vote as set forth above, except that Plan participants may not vote their Plan shares at the Annual Meeting. If you provide voting instructions via the internet, by telephone or by written proxy card, Fidelity Management Trust Company, the Plan's Trustee, will vote your shares as you have directed. If you do not provide specific voting instructions, the Trustee will vote your shares in the same proportion as shares for which the Trustee has received instructions. Due to the structure of the virtual meeting site, Plan participants will technically have the ability to submit votes for Plan shares during the Annual Meeting, but votes submitted by Plan participants during the Annual Meeting will not be counted or revoke their prior instructions. Please note that you must submit voting instructions to the Trustee no later than November 5, 2026 at 11:59 p.m. Eastern Time in order for your shares to be voted by the Trustee at the Annual Meeting. Your voting instructions will be kept confidential by the Trustee.

HOW DO I ATTEND THE ANNUAL MEETING?

We will be hosting the Annual Meeting online only. A summary of the information you need to attend online is provided below.

- Any holder of record as of the close of business on September 15, 2026, may attend and vote at the Annual Meeting by visiting **www.virtualshareholdermeeting.com/HRB2026**. If you want to vote during the Annual Meeting any shares you hold in street name, you must obtain instructions from your broker, bank, or other nominee.
- The live audio webcast of the Annual Meeting will begin promptly at 12:30 p.m. (CST). Online access to the audio webcast will open 15 minutes prior to the start of the Annual Meeting to allow time for you to log-in and test your device's audio system. We encourage you to access the meeting in advance of the designated start time.
- You are entitled to attend and participate in the Annual Meeting online only if you were a registered shareholder as of September 15, 2026, the record date, or if you hold a valid proxy for the Annual Meeting.
- Please have the Control Number we have provided to you to join the Annual Meeting.
- Instructions on how to attend and participate in the Annual Meeting, including how to demonstrate proof of stock ownership, are available at **www.virtualshareholdermeeting.com/HRB2026**.

WHY IS THE ANNUAL MEETING BEING HELD VIRTUALLY?

We are pleased this year to again conduct the Annual Meeting solely online via the Internet through a live audio webcast and online shareholder tools. We continue to use the virtual annual meeting format to facilitate shareholder attendance and participation by leveraging technology to communicate more effectively and efficiently with our shareholders. This format empowers shareholders to participate from any location around the world at no cost. We have designed the virtual format to enhance shareholder access and participation and protect shareholder rights. For example:

- **We Encourage Questions.** Our shareholders have multiple opportunities to submit questions for the meeting. Shareholders may submit a question online prior to or during the meeting by following the instructions at **www.virtualshareholdermeeting.com/HRB2026**. During the meeting, we will answer as many shareholder-submitted questions that are submitted in accordance with the meeting rules of conduct as time permits.

- **We Believe in Transparency.** Although the live webcast is available only to shareholders, following completion of the Annual Meeting answers to questions submitted in accordance with the meeting rules of conduct will be posted to our Investor Relations website at https://investors.hrblock.com and remain for at least sixty days.
- **We Proactively Take Steps to Facilitate Your Engagement**. We offer separate engagement opportunities with shareholders on appropriate matters of governance or other relevant topics as outlined under the Communications with the Board section of this proxy statement. In addition, we offer live technical support for all shareholders attending the meeting.

WHAT IF I HAVE TECHNICAL DIFFICULTIES OR TROUBLE ACCESSING THE VIRTUAL MEETING WEBSITE?

We will have support available to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

WHAT AM I VOTING ON?

You are voting on four items of business at the Annual Meeting:

- Election of the nine nominees for director named in this proxy statement (Proposal 1);
- Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2027 (Proposal 2);
- Advisory approval of the Company's named executive officer compensation (Proposal 3); and
- Approval of the 2026 Long Term Incentive Plan (Proposal 4).

WHO IS ENTITLED TO VOTE?

Shareholders of record as of the close of business on September 15, 2026, are entitled to vote at the Annual Meeting. Each share of H&R Block common stock is entitled to one vote.

WHAT IS THE DIFFERENCE BETWEEN HOLDING SHARES AS A SHAREHOLDER OF RECORD AND AS A BENEFICIAL OWNER?

If your shares are registered directly in your name with the Company's transfer agent, EQ Shareowner Services ("EQ"), you are considered a "registered shareholder" and are considered, with respect to those shares, the "shareholder of record." If you are a shareholder of record, the Notice or proxy materials were sent to you directly by the Company, and you may vote by any of the methods described above under "How Do I Vote?".

If your shares are registered in the name of a stock brokerage account or by a broker, bank, or other nominee on your behalf (referred to as being held in "street name") or if you hold shares through the H&R Block Retirement Savings Plan, you are considered a "beneficial owner" of shares held in street name, and the broker, bank, or other nominee forwarded the Notice or proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee holding your shares how to vote and you are also invited to attend the Annual Meeting virtually. However, since you are not a shareholder of record, you may not vote these shares at the Annual Meeting and you must instead instruct the broker, bank, or other nominee how to vote your shares using the voting instruction form provided by such broker, bank or other nominee.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS AND THE VOTING REQUIREMENTS?

Our Board of Directors recommends that you vote your shares as follows:

Proposal	Board Recommendation	More Information	Broker Discretionary Voting Allowed?	Votes Required for Approval	Abstentions and Broker Non-Votes
1. Election of Directors.	**FOR each Nominee**	Page 5	No	The affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or for approval of each of the proposals.	Abstentions have the same effect as votes AGAINST the relevant proposal. Broker non-votes have no impact on the outcome of the vote for any of the proposals.
2. Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2027.	**FOR**	Page 64	Yes		
3. Advisory approval of the Company's named executive officer compensation.	**FOR**	Page 65	No		
4. Approval of the 2026 Long Term Incentive Plan.	**FOR**	Page 66	No		

Broker Discretionary Voting

Brokers holding shares on behalf of beneficial owners are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions on "non-routine" proposals, resulting in so-called "broker non-votes." Brokers may vote without instruction only on "routine" proposals. Proposal 2, the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm, is the only routine proposal on the ballot for the Annual Meeting and the only proposal on the ballot for which broker discretionary voting is permitted. All other proposals are non-routine. If you hold your shares with a broker, your shares will not be voted on non-routine proposals unless you give voting instructions to such broker.

Voting Requirements and Effect of Abstentions and Broker Non-Votes

For each matter to be voted upon at the Annual Meeting, shareholders may vote "for," "against," or "abstain."

For each of the proposals, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for election or approval. The vote on Proposal 3, the approval of the Company's named executive officer compensation, is a non-binding advisory vote only.

Shares represented in person or by a proxy that directs that the shares abstain from voting on a matter are deemed to be represented at the meeting as to that particular matter and have the same effect as a vote against that proposal. Broker non-votes have no impact on the proposals.

If a submitted proxy does not specify how to vote, the shares represented by that proxy will be considered to be voted FOR each of the director nominees included in Proposal 1, and FOR Proposals 2, 3, and 4.

MAY I CHANGE MY VOTE?

After your initial vote, you may revoke your proxy and change your vote (i) any time prior to the voting deadline via the internet or by telephone (only your latest internet or telephone proxy submitted prior to the voting deadline for the Annual Meeting will be counted), (ii) by signing and returning a new proxy card with a later date prior to the Annual Meeting, or (iii) by attending the

Annual Meeting and voting at **www.virtualshareholdermeeting.com/HRB2026**. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request in writing that your prior proxy be revoked. If your shares are held in street name by a broker, bank, or other nominee, you must contact that nominee to change your vote.

DO SHAREHOLDERS HAVE CUMULATIVE VOTING RIGHTS WITH RESPECT TO THE ELECTION OF DIRECTORS?

No, shareholders do not have cumulative voting rights with respect to the election of directors.

WHAT CONSTITUTES A QUORUM?

As of the record date 122,493,064 shares of the Company's common stock were issued and outstanding. A majority of the outstanding shares entitled to vote at the Annual Meeting, represented in person or by proxy, will constitute a quorum. Abstentions and broker non-votes will be counted as present and entitled to vote for purposes of determining a quorum.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE "IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON NOVEMBER 10, 2026"?

It means your shares are held in more than one account. You should vote all of your shares.

WHAT IS HOUSEHOLDING?

As permitted by the SEC, we are delivering only one copy of this proxy statement to shareholders residing at the same address, unless the shareholders have notified us of their desire to receive multiple copies of the proxy statement. This practice is known as householding. The Company will promptly deliver, upon request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to the Corporate Secretary, H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, or by telephone at (816) 854-4288.

Shareholders of record residing at the same address and currently receiving multiple copies of the proxy statement may contact our registrar and transfer agent, EQ, to request that only a single copy of the proxy statement be mailed in the future. You can contact EQ by phone at (888) 213-0968 or (651) 450-4064, or by mail at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4100.

WHO WILL BEAR THE COST OF THIS SOLICITATION AND HOW WILL PROXIES BE SOLICITED?

The Company is making this solicitation on behalf of the Company's Board of Directors and will pay the entire cost of this proxy solicitation, including the expense of preparing the proxy solicitation materials for the Annual Meeting and mailing the Notice and, as applicable, the proxy solicitation materials for such meeting. Following the mailing of these materials, directors, officers, and employees of the Company may solicit proxies by telephone, email, or other personal contact; such individuals will not receive compensation or reimbursement for these activities. Additionally, the Company has retained Okapi Partners LLC to assist in the solicitation of proxies on behalf of the Board for a fee of $35,000 plus reimbursement of reasonable expenses. Further, brokers and other custodians, nominees, and fiduciaries will be requested to forward the Notice and printed proxy materials to their principals, and the Company will reimburse them for the expense of doing so.

HOW CAN I EXAMINE A LIST OF SHAREHOLDERS?

Shareholders at the close of business on the record date may examine a list of all shareholders as of the record date for ten days preceding the meeting, at our offices at One H&R Block Way, Kansas City, Missouri 64105, and electronically during the meeting at **www.virtualshareholdermeeting.com/HRB2026** when you enter the Control Number included on your proxy card, voting instruction card or Notice you received.

WHO SHOULD I CONTACT IF I HAVE QUESTIONS?

If you have questions about the Annual Meeting or voting (other than technical questions, which should be directed as noted above under the question "What if I have technical difficulties or trouble accessing the virtual meeting website?"), please contact our Corporate Secretary at (816) 854-4288 or by email to corporatesecretary@hrblock.com.

WHAT IS THE COMPANY'S INTERNET ADDRESS?

The Company's internet address is www.hrblock.com. The Company's filings with the SEC are available free of charge on the Company's Investor Relations page at https://investors.hrblock.com/financial-information/sec-filings, and may also be found at the SEC's website, www.sec.gov.

The Board of Directors knows of no other matters which will be presented at the meeting, but if other matters do properly come before the meeting, it is intended that the persons named in the proxy will vote according to their best judgment.

By Order of the Board of Directors,

KATHARINE M. HAYNES
Vice President and Corporate Secretary

H&R BLOCK, INC.

2026 LONG TERM INCENTIVE PLAN

H&R Block, Inc. (the “Company”), a Missouri corporation, hereby establishes and adopts the following 2026 Long Term Incentive Plan (as amended from time to time, the “Plan”).

1. PURPOSE OF THE PLAN

The purpose of the Plan is to assist the Company and its Subsidiaries in attracting and retaining selected individuals to serve as employees, directors, consultants and/or advisors who are expected to contribute to the Company’s success and to achieve long-term objectives that will benefit shareholders of the Company through the additional incentives inherent in the Awards hereunder.

2. DEFINITIONS

2.1. “*Award*” shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.2. “*Award Agreement*” shall mean any agreement, contract or other instrument or document evidencing any Award hereunder, whether in writing or through an electronic medium.

2.3. “*Board*” shall mean the board of directors of the Company.

2.4. “*Code*” shall mean the Internal Revenue Code of 1986, as amended from time to time.

2.5. “*Committee*” shall mean the Compensation Committee of the Board or a subcommittee thereof formed by the Compensation Committee to act as the Committee hereunder. The Committee shall consist of no fewer than two Directors, each of whom is (a) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (b) an “independent director” for purposes of the rules of the principal U.S. national securities exchange on which the Shares are traded, to the extent required by such rules.

2.6. “*Consultant*” shall mean any consultant or advisor who is a natural person and who provides services to the Company or any Subsidiary, so long as such person (a) renders bona fide services that are not in connection with the offer and sale of the Company’s securities in a capital-raising transaction, (b) does not directly or indirectly promote or maintain a market for the Company’s securities, and (c) otherwise qualifies as a consultant under the applicable rules of the SEC for registration of shares of stock on a Form S-8 registration statement.

2.7. “*Director*” shall mean a member of the Board who is not an employee.

2.8. “*Dividend Equivalents*” shall have the meaning set forth in Section 11.5.

2.9. “*Employee*” shall mean any employee of the Company or any Subsidiary and any prospective employee conditioned upon, and effective not earlier than, such person becoming an employee of the Company or any Subsidiary.

2.10. “*Exchange Act*” shall mean the Securities Exchange Act of 1934, as amended.

2.11. “*Fair Market Value*” shall mean, with respect to Shares as of any date, (a) the closing price of the Shares as reported on the principal U.S. national securities exchange on which the Shares are listed and traded on such date, or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported, (b) if the Shares are not listed on any U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported, or (c) if the Shares are neither listed on a U.S. national securities exchange nor quoted on an inter-dealer

quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. Notwithstanding the foregoing, if the Committee determines in its discretion that an alternative definition of Fair Market Value should be used in connection with the grant, exercise, vesting, settlement, or payout of any Award, it may specify such alternative definition in the Award Agreement applicable to the Award. Such alternative definition may include a price that is based on the opening, actual, high, low, or average selling prices of a Share on the principal U.S. national securities exchange on which the Shares are listed and traded on the given date, the trading date preceding the given date, the trading date next succeeding the given date, or an average of trading days.

2.12. "*Incentive Stock Option*" shall mean an Option which when granted is intended to qualify as an incentive stock option for purposes of Section 422 of the Code.

2.13. "*Option*" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.14. "*Other Share-Based Award*" shall have the meaning set forth in Section 8.1.

2.15. "*Participant*" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.16. "*Performance Award*" shall mean any Award of Performance Cash, Performance Share Units or Performance Units that will be issued or granted, or become vested or payable, as the case may be, upon the achievement of certain performance goals (as opposed to the lapse of time only) granted pursuant to Section 9.

2.17. "*Performance Cash*" shall mean any cash incentives granted pursuant to Section 9 payable to the Participant upon the achievement of such performance goals as the Committee shall establish.

2.18. "*Performance Period*" shall mean the period established by the Committee during which any performance goals specified by the Committee with respect to a Performance Award are to be measured.

2.19. "*Performance Share Unit*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant upon achievement of such performance goals as the Committee shall establish.

2.20. "*Performance Unit*" shall mean any grant pursuant to Section 9 of a unit valued by reference to a designated amount of cash or property other than Shares, which value may be paid to the Participant upon achievement of such performance goals during the Performance Period as the Committee shall establish.

2.21. "*Permitted Assignee*" shall have the meaning set forth in Section 11.3.

2.22. "*Prior Plans*" shall mean, collectively, the Company's 2008 Deferred Stock Unit Plan for Outside Directors, 2013 Long Term Incentive Plan and 2018 Long Term Incentive Plan.

2.23. "*Restricted Share*" shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.24. "*Restricted Share Award*" shall have the meaning set forth in Section 7.1.

2.25. *"Restricted Share Unit"* shall mean an Award that is valued by reference to a Share, which value may be paid to the Participant in Shares or cash as determined by the Committee in its sole discretion upon the satisfaction of vesting restrictions as the Committee may establish, which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.26. "*Restricted Share Unit Award*" shall have the meaning set forth in Section 7.1.

2.27. "*SEC*" means the Securities and Exchange Commission.

2.28. "*Shares*" shall mean the shares of common stock of the Company, without par value.

2.29. "*Stock Appreciation Right*" shall mean the right granted to a Participant pursuant to Section 6.

2.30. "*Subsidiary*" shall mean any corporation (other than the Company), limited liability company, partnership, or other form of business entity in an unbroken chain of such entities beginning with the Company if, at the relevant time each of the entities other than the last entity in the unbroken chain owns stock or other similar ownership interests possessing 50% or more of the total combined voting power of all classes of stock or other similar ownership interests in one of the other entities in the chain.

2.31. "*Substitute Awards*" shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.32. "*Vesting Period*" shall mean the period of time specified by the Committee or Board during which vesting restrictions for an Award are applicable.

3. SHARES SUBJECT TO THE PLAN

3.1. *Number of Shares*. (a) Subject to adjustment as provided in Section 11.2, a total of 6,500,000 Shares shall be authorized for Awards granted under the Plan less one (1) Share for every one (1) Share subject to an award granted under any Prior Plan after September 11, 2026. After the effective date of the Plan (as provided in Section 12.13), no awards may be granted under any Prior Plan.

(b) If any Shares subject to an Award are forfeited, an Award expires or otherwise terminates without issuance of Shares, or an Award is settled for cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, such Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for grant under the Plan.

(c) Notwithstanding paragraph (b) above, in the event that (i) any withholding tax liabilities arising from (A) the exercise (in the case of an Option or Stock Appreciation Right), or (B) the issuance, settlement, or vesting of Shares (in the case of a Restricted Share Award, Restricted Share Unit Award, or any Other Share-Based Award), are satisfied by the tendering or withholding of Shares by the Company, (ii) Shares are tendered by the Participant or withheld by the Company in payment of the purchase price of an Option, or (iii) Shares are reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, the Shares so tendered or withheld shall be counted against the limit in Section 3.1 and shall not be added back to the number of Shares available for issuance.

(d) Substitute Awards shall not reduce the Shares authorized for grant under the Plan; provided, however, any Shares subject to a Substitute Award that are (A) forfeited or not issued due to the expiration of the Substitute Award or (B) tendered, withheld, or reacquired by the Company under any of the circumstances described above in Section 3.1(c) applicable to Awards that are not Substitute Awards shall not be added back to the number of Shares available for issuance.

(e) In the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities that are parties to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using

such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

3.2. *Character of Shares*. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1. *Eligibility*. Any Employee, Director or Consultant shall be eligible to be selected as a Participant.

4.2. *Administration*. (a) Except with respect to any authority, duties or responsibilities that the Committee is permitted and elects to delegate hereunder, the Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards to be granted to each Participant hereunder; (iii) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder (including, without limitation, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions and any restriction or limitation regarding any Awards or the Shares relating thereto) based in each case on such factors as the Committee, in its sole discretion, shall determine; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant; (vii) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended; (viii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (ix) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (x) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (xi) determine whether any Award, other than an Option or Stock Appreciation Right, will include Dividend Equivalents subject to Section 11.5; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Subsidiary. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings.

(c) To the extent not inconsistent with applicable law (including without limitation applicable state laws), Section 162(m) of the Code with respect to Awards intended to comply with the performance-based compensation exception under Section 162(m), and the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded, the Committee may (i) delegate to a committee of one or more Directors of the Company, or such higher number as may be required under applicable law, any of the authority of the Committee under the Plan, including the right to grant, cancel or suspend Awards, (ii) delegate to one or more executive officers the Committee's authority, duties and responsibilities relating to the Company's right to prevent, enforce or remedy affirmative or restrictive covenants contained in any Award, as set forth in Section 12.5(b), including the authority for such executive officer(s) to further delegate such authority, duties and responsibilities to any other individual or entity, whether or not such person or entity is employed by, an officer of, or affiliated with the Company and (iii) authorize one or more executive officers to do one or more of the following with respect to Employees who are not directors or executive officers of the Company to the extent permissible under applicable law: (A) designate Employees to be recipients

of Awards, (B) determine the number of Shares subject to such Awards to be received by such Employees and (C) cancel or suspend Awards to such Employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award.

4.3. *Director Compensation Limit*. The maximum number of Shares subject to Awards granted under the Plan or otherwise during any one fiscal year to any Director, taken together with any cash fees paid by the Company to such Director during such fiscal year for service as Director, will not exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes), excluding, for this purpose, the value of any Dividend Equivalents paid during such fiscal year. For purposes of the foregoing limitation, any deferred stock units or other deferred shares granted under the Plan shall count against the limit only during the fiscal year in which the Awards are initially granted and not in the fiscal year in which any deferred stock units or deferred Shares are ultimately settled and issued. The limitation set forth in this Section 4.3 will not apply to Awards granted to a Director solely in his or her capacity as non-executive chairman of the Board, provided that the non-executive chairman receiving such additional compensation may not participate in the decision to award such compensation.

5. OPTIONS

5.1. *Grant*. Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Section 5 and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2. *Award Agreements*. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee or Board shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Section 5 may hold more than one Option granted pursuant to the Plan at the same time.

5.3. *Option Price*. Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Section 5 shall not be less than 100% of the Fair Market Value of one Share on the date of grant of such Option; provided, however, that in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary, the option price per share shall be no less than 110% of the Fair Market Value of one Share on the date of grant. Other than pursuant to Section 11.2, the Committee shall not without the approval of the Company’s shareholders (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Fair Market Value of one Share in exchange for cash, another Award or other consideration (other than in connection with a Change in Control as defined in Section 10.3), or (c) take any other action with respect to an Option that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

5.4. *Option Term*. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten (10) years from the date the Option is granted, except in the event of death or disability; provided, however, that the term of the Option shall not exceed five (5) years from the date the Option is granted in the case of an Incentive Stock Option granted to a Participant who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Subsidiary. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (a) the exercise of the Option, other than an Incentive Stock Option, is prohibited by applicable law or (b) Shares may not be purchased or sold by certain Employees or Directors due to the “black-out period” of a Company policy or a “lock-up” agreement undertaken in connection with an issuance of

securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

5.5. *Vesting of Options*. The Award Agreement shall specify when Options vest and become exercisable. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Options shall have a Vesting Period of not less than (a) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (b) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 10.3) if the Options are not assumed, substituted for or continued as provided in Section 10.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Options granted to Directors or Consultants.

5.6. *Exercise of Options*. (a) Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or the Participant's executors, administrators, guardian or legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee, or any representative authorized by the Committee, may prescribe from time to time.

(b) Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (i) in cash or cash equivalents (including certified check or bank check or wire transfer of immediately available funds), (ii) by tendering previously acquired Shares (either actually or by attestation) valued at their then Fair Market Value, (iii) with the consent of the Committee, by delivery of other consideration having a Fair Market Value on the exercise date equal to the total purchase price, (iv) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (v) through any other method specified in an Award Agreement (including same-day sales through a broker), or (vi) any combination of any of the foregoing. The notice of exercise, accompanied by such payment, shall be delivered to the Company or its designated agent at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

(c) Notwithstanding the foregoing, an Award Agreement may provide that if, on the last day of the term of an Option, the Fair Market Value of one Share exceeds the option price per Share, the Participant has not exercised the Option (or a tandem Stock Appreciation Right, if applicable) and the Option has not expired, the Option shall be deemed to have been exercised by the Participant on such day with payment made by withholding Shares otherwise issuable in connection with the exercise of the Option. In such event, the Company shall deliver to the Participant the number of Shares for which the Option was deemed exercised, less the number of Shares required to be withheld for the payment of the total purchase price and required withholding taxes; provided, however, any fractional Share shall be settled in cash.

5.7. *Form of Settlement*. In its sole discretion, the Committee may provide that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Shares or other similar securities.

5.8. *Incentive Stock Options.* The Committee may grant Incentive Stock Options to any Employee, subject to the requirements of Section 422 of the Code. Solely for purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares that may be issued pursuant to Incentive Stock Options granted under the Plan shall be 6,500,000 Shares, subject to adjustment as provided in Section 11.2.

6. STOCK APPRECIATION RIGHTS

6.1. *Grant and Vesting*.

(a) The Committee may grant Stock Appreciation Rights (i) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (ii) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (iii) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

(b) The Award Agreement shall specify when Stock Appreciation Rights vest and become exercisable. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Stock Appreciation Rights shall have a Vesting Period of not less than (i) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (ii) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 10.3) if the Stock Appreciation Rights are not assumed, substituted for or continued as provided in Section 10.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Stock Appreciation Rights granted to Directors or Consultants.

6.2. *Terms and Conditions*. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(b) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(c) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per Share of not less than the Fair Market Value of one Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option (subject to the requirements of Section 409A of the Code) except in the case of Substitute Awards or in connection with an adjustment provided in Section 11.2, and (ii) have a term not greater than ten (10) years, except in the event of death or disability. Notwithstanding clause (ii) of the preceding sentence, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain Employees or Directors due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

(e) An Award Agreement may provide that if, on the last day of the term of a Stock Appreciation Right, the Fair Market Value of one Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company

shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes; any fractional Share shall be settled in cash.

(f) Without the approval of the Company's shareholders, other than pursuant to Section 11.2, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of one Share in exchange for cash, another Award or other consideration (other than in connection with a Change in Control as defined in Section 10.3), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Shares are listed.

7. RESTRICTED SHARES AND RESTRICTED SHARE UNITS

7.1. *Grants*. Awards of Restricted Shares and of Restricted Share Units may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan (a "Restricted Share Award" or "Restricted Share Unit Award" respectively), and such Restricted Share Awards and Restricted Share Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Subsidiary as a condition precedent to the grant of Restricted Shares or Restricted Share Units, subject to such minimum consideration as may be required by applicable law.

7.2. *Award Agreements*. The terms of any Restricted Share Award or Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee or Board and not inconsistent with the Plan. The terms of Restricted Share Awards and Restricted Share Unit Awards need not be the same with respect to each Participant.

7.3. *Rights of Holders of Restricted Shares and Restricted Share Units.*

(a) Unless otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Share Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares, except as otherwise provided in this Section.

(b) A Participant who holds a Restricted Share Unit Award shall only have those rights specifically provided for in the Award Agreement; provided, however, in no event shall the Participant have voting rights with respect to such Award.

(c) A Participant shall have those rights to dividends, distributions or Dividend Equivalents as set forth in Section 11.5.

7.4. *Vesting Period.* The Award Agreement shall specify the Vesting Period for Restricted Share Awards or Restricted Share Unit Awards. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Restricted Share Awards and Restricted Share Unit Awards shall have a Vesting Period of not less than (a) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (b) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 10.3) if the Restricted Share Awards or Restricted Share Unit Awards are not assumed, substituted for or continued as provided in Section 10.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Restricted Share Awards or Restricted Share Unit Awards granted to Directors or Consultants.

7.5. *Issuance of Shares.* Any Restricted Shares granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Such book

entry registration, certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Shares.

8. OTHER SHARE-BASED AWARDS

8.1. *Grants*. Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Other Share-Based Awards"), including deferred stock units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share-Based Awards shall also be available as a form of payment of other Awards granted under the Plan and other earned cash-based compensation.

8.2. *Award Agreements*. The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and that are not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. An Other Share-Based Award may entitle a Participant to dividends, distributions or Dividend Equivalents as set forth in Section 11.5.

8.3. *Vesting Period.* The Award Agreement shall specify the Vesting Period for Other Share-Based Awards. Except for Substitute Awards, the death, disability or retirement of the Participant, or special circumstances determined by the Committee, Other Share-Based Awards shall have a Vesting Period of not less than (a) twenty-four (24) months from date of grant (but permitting pro rata vesting over such time) if subject only to continued service with the Company or a Subsidiary and (b) one year from the date of grant if subject to the achievement of performance objectives, subject in either case to accelerated vesting in the Committee's discretion in the event of a Change in Control (as defined in Section 10.3) if the Other Share-Based Awards are not assumed, substituted for or continued as provided in Section 10.2. Notwithstanding the foregoing, the restrictions in the preceding sentence shall not be applicable to (x) grants to new hires to replace forfeited awards from a prior employer or (y) grants of Other Share-Based Awards in payment of Performance Awards and other earned cash-based incentive compensation. The minimum Vesting Period requirements of this Section shall not apply to Other Share-Based Awards granted to Directors or Consultants.

8.4. *Payment*. Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

9. PERFORMANCE AWARDS

9.1. *Grants*. Performance Awards in the form of Performance Cash, Performance Share Units or Performance Units, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee or Board and may be based upon the performance criteria set forth below in Section 9.5 or such other criteria as determined by the Committee in its discretion.

9.2. *Award Agreements.* The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement (or, if applicable, in a resolution duly adopted by the Committee) which shall contain provisions determined by the Committee or Board and that are not inconsistent with the Plan, including whether such Awards shall have Dividend Equivalents in accordance with Section 11.5. The terms of Performance Awards need not be the same with respect to each Participant.

9.3. *Terms and Conditions.* The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee or Board upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than one year unless the Award is not payable in Shares. The amount of the Award to be distributed shall be conclusively determined by the Committee or Board.

9.4. *Payment.* Except as provided in Section 10, as provided by the Committee or Board or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee or Board. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee or Board, on a deferred basis subject to the requirements of Section 409A of the Code.

9.5. *Performance Criteria.*

(a) If the Committee determines that a Restricted Share Award, a Restricted Share Unit, a Performance Award, an Other Share-Based Award or any other Award is intended to be a Performance Award, subject to this Section 9, the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, may be subject to the achievement of one or more performance goals established by the Committee, which may be based on the attainment of specified levels of one or any combination of the following: sales (including comparable sales); net sales; return on sales; revenue, net revenue, product revenue or system-wide revenue (including growth of such revenue measures); operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity (including average return on equity); total shareholder return (or any element of shareholder return); return on assets or net assets; the price of the Shares or any other publicly-traded securities of the Company; total number of clients; number of new clients; client retention; total tax returns prepared; market share; gross profits; gross or net profit margin; gross profit growth; net operating profit (before or after taxes); operating earnings; earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and amortization); earnings or losses margin percentage or net earnings or losses margin percentage; economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow (including operating cash flow and free cash flow) or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; cash flow return on capital; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; general and administrative expense savings; inventory control; operating margin; gross margin; year-end cash; cash margin; debt reduction; shareholders equity; operating efficiencies; cost reductions or savings; market share; customer satisfaction; customer growth; customer retention; employee satisfaction; productivity or productivity ratios; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with commercial entities with respect to the marketing, distribution and sale of the Company’s products (including with group purchasing organizations, distributors and other vendors); co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital-raising transactions (including sales of the Company’s equity or debt securities; debt level; year-end cash position; book value; factoring transactions; competitive market metrics; timely completion of new product roll-outs; timely launch of new facilities (such as new store openings, gross or net); sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); royalty income; implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures, succession and hiring projects, reorganization and other corporate transactions, expansions of specific business operations and meeting divisional or project budgets; factoring transactions; and recruiting and maintaining personnel. Any performance goals that are financial metrics may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established (or to the extent permitted under Section 162(m) of the Code, at any time thereafter) to include or exclude any items otherwise includable or excludable under GAAP.

(b) The performance goals specified in Section 9.5(a) also may be based solely by reference to the Company's consolidated performance, performance of the Company's continuing operations, or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the performance of the Company relative to performance of other companies or upon comparisons of any of the indicators of Company performance relative to performance of other companies.

(c) When determining the specific metrics applicable to the performance goals specified in Section 9.5(a), and calculating the actual results related thereto, the Committee may include or exclude the impact of an event or occurrence which the Committee determines should appropriately be included or excluded, including without limitation (i) restructurings, performance attributable to discontinued operations, extraordinary items, and other unusual, infrequently occurring, or non-recurring charges, (ii) any event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (iii) acquisitions and divestitures, (iv) any reorganization or change in the corporate structure or capital structure of the Company, (v) foreign exchange gains or losses or (vi) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles. With respect to any Performance Award, the Committee may adjust the amount payable pursuant to such Award, and the Committee may waive the achievement of the applicable performance goals, in each case in its sole discretion.

10. CHANGE IN CONTROL PROVISIONS

10.1. *Impact on Certain Awards.* The Committee may, in Award Agreements or otherwise, provide that in the event of a Change in Control of the Company (as defined in Section 10.3) (a) Options and Stock Appreciation Rights outstanding as of the date of the Change in Control shall be cancelled and terminated without payment if the Fair Market Value of one Share as of the date of the Change in Control is less than the per Share Option exercise price or Stock Appreciation Right grant price, and (b) all Performance Awards shall be (i) considered to be earned and payable based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control), and any limitations or other restrictions shall lapse and such Performance Awards shall be immediately settled or distributed or (ii) converted into Restricted Share or Restricted Share Unit Awards based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of Performance Period completed as of the date of the Change in Control) that are subject to Section 10.2.

10.2. *Assumption or Substitution of Certain Awards.* (a) Unless otherwise provided in an Award Agreement, in the event of a Change in Control of the Company in which the successor company assumes or substitutes for an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and continues the Award), if a Participant's employment with such successor company (or the Company) or a subsidiary thereof terminates within 24 months following such Change in Control (or such other period set forth in the Award Agreement, including prior to the Change in Control if applicable) and under the circumstances specified in the Award Agreement (i) Options and Stock Appreciation Rights outstanding as of the date of such termination of employment will immediately vest, become fully exercisable, and may thereafter be exercised for 24 months (or the period of time set forth in the Award Agreement), (ii) the restrictions, limitations and other conditions applicable to Restricted Shares and Restricted Share Units outstanding as of the date of such termination of employment shall lapse and the Restricted Shares and Restricted Share Units shall become free of all restrictions, limitations and conditions and become fully vested, and (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards or any other Awards shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant. For the purposes of this Section 10.2, an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award shall be considered assumed or substituted for if following the Change in Control the Award confers the right to purchase

or receive, for each Share subject to the Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award, for each Share subject thereto, will be solely common stock of the successor company with a fair market value substantially equal to the per Share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of whether fair market value is substantially equal shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(b) Unless otherwise provided in an Award Agreement, in the event of a Change in Control of the Company to the extent the successor company does not assume or substitute for an Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award or Other Share-Based Award (or in which the Company is the ultimate parent corporation and does not continue the Award), then immediately prior to the Change in Control: (i) those Options and Stock Appreciation Rights outstanding as of the date of the Change in Control that are not assumed or substituted for (or continued) shall immediately vest and become fully exercisable, (ii) restrictions, limitations and other conditions applicable to Restricted Shares and Restricted Share Units that are not assumed or substituted for (or continued) shall lapse and the Restricted Shares and Restricted Share Units shall become free of all restrictions, limitations and conditions and become fully vested, and (iii) the restrictions, limitations and other conditions applicable to any Other Share-Based Awards or any other Awards that are not assumed or substituted for (or continued) shall lapse, and such Other Share-Based Awards or such other Awards shall become free of all restrictions, limitations and conditions and become fully vested and transferable to the full extent of the original grant.

(c) The Committee, in its discretion, may determine that, upon the occurrence of a Change in Control of the Company, each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and/or that each Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change in Control over the exercise price per Share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine.

10.3. *Change in Control.* For purposes of the Plan, unless otherwise provided in an Award Agreement, Change in Control means the occurrence of any one of the following events:

(a) During any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(b) Any “person” (as such term is defined in the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 35% or more of the

combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board (the “Company Voting Securities”); provided, however, that the event described in this Section 10.3(b) shall not be deemed to be a Change in Control by virtue of any of the following acquisitions: (i) by the Company or any Subsidiary; (ii) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary; (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; or (iv) pursuant to a Non-Qualifying Transaction, as defined in Section 10.3(c);

(c) The consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (i) more than 50% of the total voting power of (A) the corporation resulting from such Business Combination (the “Surviving Corporation”), or (B) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by Company Voting Securities that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Business Combination; (ii) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation), is or becomes the beneficial owner, directly or indirectly, of 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation); and (iii) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Business Combination were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business Combination which satisfies all of the criteria specified in (i), (ii) and (iii) above shall be deemed to be a “Non-Qualifying Transaction”); or

(d) The consummation of a sale of 50% or more of the total gross fair market value of the Company’s assets, other than to an entity (or, if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of such entity) (i) in which 50% or more of the Voting Securities is represented by Company Voting Securities that were outstanding immediately prior to such sale or (ii) of which the Company directly or indirectly owns 50% or more of the Voting Securities.

Notwithstanding anything contained in this Section 10.3, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 35% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall be deemed to have occurred.

11. GENERALLY APPLICABLE PROVISIONS

11.1. *Amendment and Termination of the Plan*. The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for shareholder approval imposed by applicable law, including the rules and regulations of the principal U.S. national securities exchange on which the Shares are traded; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 under the Exchange Act; and further provided that the Board may not, without the approval of the Company’s shareholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 11.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend Section 5.3 or Section 6.2(f) to eliminate the requirements relating to minimum exercise price, minimum grant

price and shareholder approval, or (e) increase the maximum permissible term of any Option specified by Section 5.4 or the maximum permissible term of a Stock Appreciation Right specified by Section 6.2(d). The Board may not (except pursuant to Section 11.2 or in connection with a Change in Control), without the approval of the Company's shareholders, take any action with respect to an Option or Stock Appreciation Right that would, if such action were taken by the Committee, violate section 5.3 or 6.2(f). In addition, no amendments to, or termination of, the Plan shall impair the rights of a Participant in any material respect under any Award previously granted without such Participant's consent.

11.2. *Adjustments*. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan, the maximum number of Shares that may be issued pursuant to Incentive Stock Options, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate, and the performance goals applicable to outstanding Awards; provided, however, that the number of Shares subject to any Award shall always be a whole number, unless the Committee determines otherwise.

11.3. *Transferability of Awards*. Except as provided below, no Award and no Shares that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award without consideration (each transferee thereof, a "Permitted Assignee") (a) to the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (b) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (a), (c) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (a) are the only partners, members or shareholders, or (d) for charitable donations; provided however, that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section.

11.4. *Termination of Employment or Services*. The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Subsidiary (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

11.5. *Deferral*; *Dividends and Dividend Equivalents*.

(a) The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred in accordance with Section 12.15.

(b) Unless otherwise expressly provided in the applicable Restricted Share Award Agreement, Restricted Share Awards shall be entitled to receive Shares or any other property distributed as

dividends or otherwise relating to the underlying Shares; provided, however, in no event may any such distributed property or dividends be distributed or paid to the Participant with respect to a Restricted Share before such Restricted Share has become vested and all such distributions and dividends shall be subject to the same restrictions and risk of forfeiture to the same extent as the Restricted Share and shall be paid, if at all, at the time(s) such restrictions and risk of forfeiture lapse. The Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate.

(c) The recipient of an Award other than an Option, Stock Appreciation Right or Restricted Share Award may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, amounts equivalent to cash, stock or other property, paid as dividends on Shares ("Dividend Equivalents") with respect to the number of Shares covered by the Award; provided, however, (i) in no event will any such Dividend Equivalents be distributed to the Participant before the underlying Shares covered by the Award to which the Dividend Equivalents relate become vested or issued, (ii) any such Dividend Equivalents shall be subject to the same restrictions and risk of forfeiture as underlying Shares subject to the Award, and shall be paid, if at all, at the time such restrictions and risk of forfeiture lapse. Subject to the provisions of the Plan and to the extent expressly provided in the applicable Award Agreement, the Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate or whether Dividend Equivalents (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested or deemed reinvested in additional Shares.

12. MISCELLANEOUS

12.1. *Award Agreements*. Each Award Agreement shall either be (a) in writing in a form approved by the Committee or Board and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee or Board and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. The Award Agreement shall set forth the material terms and conditions of the Award as established by the Committee or Board consistent with the provisions of the Plan. The Award Agreement may be amended by agreement of the Company and the recipient, to the extent approved by the Committee or Board.

12.2. *Tax Withholding*. The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or a Permitted Assignee thereof) net of any applicable federal, state and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Right, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award or (e) any other event occurring pursuant to the Plan. The Company or any Subsidiary shall have the right to withhold from wages or other amounts otherwise payable to a Participant (or Permitted Assignee) such withholding taxes as may be required by law, or to otherwise require the Participant (or Permitted Assignee) to pay such withholding taxes. If the Participant (or Permitted Assignee) shall fail to make such tax payments as are required, the Company or its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant (or Permitted Assignee) or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants (or Permitted Assignees) to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value), or by directing the Company to retain Shares otherwise deliverable in connection with the Award at such rate as will not cause an adverse accounting consequence or cost and is permitted under applicable withholding rules.

12.3. *Right of Discharge Reserved; Claims to Awards*. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Subsidiary or affect any right that the Company or any

Subsidiary may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

12.4. *Substitute Awards*. Notwithstanding any other provision of the Plan, the terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

12.5. *Cancellation of Award; Forfeiture of Gain*. Notwithstanding anything to the contrary contained herein, an Award Agreement may provide that

(a) In the event of an accounting restatement due to material noncompliance by the Company with any financial reporting requirement under the securities laws, the Committee shall have the right to review any Award, the amount, payment or vesting of which was directly or indirectly based on an entry in the financial statements that are the subject of the restatement. If the Committee determines that (i) based on the results of the restatement or (ii) due to inaccurate financial data used to determine the payment or vesting of an Award, that a lesser amount or portion of an Award should have been paid, vested or realized (including as a result of the impact of the restatement or inaccurate data on the Fair Market Value of Shares as determined by the Committee in its discretion), it may (x) cancel all or any portion of any outstanding Awards and (y) require the Participant or other person to whom any payment has been made or shares or other property have been transferred in connection with the Award to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the period beginning twelve months preceding the date of the restatement and ending with the date of Committee action pursuant to this section of the Plan. In applying this section, the Committee is not required to treat all Participants in the same manner.

(b) If the Participant, without the consent of the Company, while employed by or providing services to the Company or any Subsidiary or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement, as determined by the Committee in its sole discretion, then (i) any outstanding, vested or unvested, earned or unearned portion of the Award may, at the Committee's discretion, be canceled and (ii) the Committee, in its discretion, may require the Participant or other person to whom any payment has been made, or Shares or other property have been transferred in connection with the Award, to forfeit and pay over to the Company, on demand, all or any portion of the gain (whether or not taxable) realized upon the exercise of any Option or Stock Appreciation Right and the value realized (whether or not taxable) on the vesting or payment of any other Award during the time period specified in the Award Agreement. Except with respect to officers who are designated as executive officers by the Company's Board of Directors under Section 16 of the Securities Act of 1934, the Committee shall have the power to delegate all or a portion of the Committee's authority, duties and responsibilities under this Section 12.5(b) to one or more executive officers of the Company, including the authority for such executive officer(s) to further delegate such authority, duties and responsibilities to any other individual or entity, whether or not such person or entity is employed by, an officer of, or affiliated with the Company. Any delegation, including any delegation made by an executive officer, may be rescinded by the Committee at any time.

(c) Notwithstanding anything in this Section 12.5 or any Award Agreement to the contrary, all Awards granted under the Plan, and any Shares, cash or other property received with respect thereto, shall be subject to the terms of the H&R Block, Inc. Policy for the Recovery of Erroneously Awarded Compensation, as it may be amended from time to time (the "Clawback Policy"), and any other clawback, forfeiture or recoupment policy adopted by the Company from time to time or required by applicable law, government regulation or stock exchange listing standard. The Company will not indemnify any Participant against, or reimburse any Participant for, the loss of any compensation or

property that is recovered, recouped or forfeited from such Participant pursuant to the Clawback Policy or any such other policy.

12.6. *Stop Transfer Orders*. All Shares delivered under the Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or notation to be put on any certificates or book entries to make appropriate reference to such restrictions.

12.7. *Nature of Payments*. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Subsidiary, division or business unit of the Company or a Subsidiary. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or any Subsidiary except as may be required by the terms of such plan or determined by the Committee or by the Board or board of directors of the applicable Subsidiary.

12.8. *Other Plans*. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

12.9. *Severability*. The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction or any governmental regulatory agency, or impermissible under the rules of any securities exchange on which the Shares are listed, such unlawfulness, invalidity, unenforceability or impermissibility shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or impermissible, then such unlawfulness, invalidity, unenforceability or impermissibility shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid, unenforceable or impermissible, and the maximum payment or benefit that would not be unlawful, invalid, unenforceable or impermissible shall be made or provided under the Plan.

12.10. *Construction*. As used in the Plan, the words "*include*" and "*including*," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "*without limitation*."

12.11. *Unfunded Status of the Plan.* The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

12.12. *Governing Law*. The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Missouri, without reference to principles of conflict of laws, and construed accordingly.

12.13. *Effective Date of Plan; Termination of Plan*.

(a) The Plan shall be effective one (1) business day following the date of the approval of the Plan by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect.

(b) Awards may be granted under the Plan at any time and from time to time on or prior to the Board's termination of the Plan, on which date the Plan will expire except as to Awards then outstanding under the Plan. Notwithstanding the foregoing, in no event may an Incentive Stock Option be granted more than ten (10) years after the earlier of (a) the date of the adoption of the Plan by the Board or (b) the effective date of the Plan as provided in the first sentence of this Section. Such outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

12.14. *Foreign Employees and Consultants*. Awards may be granted to Participants who are foreign nationals or employed or providing services outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country. Without limiting the foregoing, the Committee may adopt sub-plans, appendices or special provisions applicable to Participants providing services in specified foreign jurisdictions.

12.15. *Compliance with Section 409A of the Code.* It is intended that Awards shall not result in, and that this Plan and Awards shall be administered in a manner that does not result in, the imposition of any taxes, interest or penalties as a result of Section 409A of the Code and regulations and other guidance issued with respect thereto (any such taxes, interest or penalties shall be a "409A Penalty") and this Plan and Awards shall be construed and interpreted in accordance with such intent. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A of the Code, the Award shall be granted, paid, settled or deferred in a manner that will not result in a 409A Penalty, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to result in a 409A Penalty shall be amended so as not to result in or to minimize a 409A Penalty on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code. Notwithstanding the requirements of this Section, in no event will the Company or any affiliate thereof (including the Committee) have any liability to any Participant with respect to any 409A Penalty even if there is a failure on the part of the Company or Committee to avoid or minimize a 409A Penalty.

12.16. *No Registration Rights; No Right to Settle in Cash*. The Company has no obligation to register with any governmental body or organization (including, without limitation, the SEC) any of (a) the offer or issuance of any Award, (b) any Shares issuable upon the exercise of any Award, or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of (x) any offer or issuance of any Award, (y) any Shares issuable upon exercise of any Award, or (z) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization (including, without limitation, the SEC), the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

12.17. *Data Privacy.* As a condition of acceptance of an Award, the Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan. The Participant understands that the Company and its Subsidiaries hold certain personal information about the Participant, including the Participant's name, home address and telephone

number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company or any Subsidiary, details of all Awards or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in the Participant's favor, for the purpose of implementing, managing and administering the Plan (the "Data"). The Participant further understands that the Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, management and administration of the Participant's participation in the Plan, and that the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company in the implementation, management, and administration of the Plan. The Participant understands that these recipients may be located in the Participant's country, or elsewhere, and that the recipient's country may have different data privacy laws and protections than the Participant's country. The Participant understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Participant, through participation in the Plan and acceptance of an Award under the Plan, authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Participant may elect to deposit any Shares. The Participant understands that the Data will be held only as long as is necessary to implement, manage, and administer the Participant's participation in the Plan. The Participant understands that he or she may, at any time, view the Data, request additional information about the storage and processing of the Data, require any necessary amendments to the Data, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Participant understands that refusal or withdrawal of consent may affect the Participant's ability to participate in the Plan. For more information on the consequences of refusal to consent or withdrawal of consent, the Participant understands that he or she may contact his or her local human resources representative.

12.18. *Indemnity*. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.19. *Whistleblower Protections*. Nothing contained herein, in any Award Agreement, or otherwise prohibits the Participant from: (a) reporting possible violations of federal law or regulations, including any possible securities laws violations, to any governmental agency or entity, including but not limited to the U.S. Department of Justice, the SEC, the U.S. Congress, or any agency Inspector General; (b) making any other disclosures that are protected under the whistleblower provisions of federal law or regulations; or (c) otherwise fully participating in any federal whistleblower programs, including but not limited to any such programs managed by the SEC and/or the Occupational Safety and Health Administration. The Participant does not need prior authorization from the Company to make any such reports or disclosures, and is not required to notify the Company about such disclosures.

12.20. *Captions*. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

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2026
ANNUAL REPORT


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H&R BLOCK®

Fellow Shareholders,

It is an honor to write to you for the first time as President and Chief Executive Officer of H&R Block.

As I reflect on fiscal 2026 and the opportunities ahead, my central conclusion is clear: H&R Block is a stronger and more durable business than it was just a few years ago. We have a clearer strategy, a more disciplined operating model, and a much better understanding of where we can create long-term value.

That strength begins with focus. We are not trying to maximize the value of every client relationship in the same way. Instead, we are becoming more intentional about how we compete and where we allocate resources, directing investment toward the clients, capabilities, and opportunities with the greatest potential for sustained value creation. This focus is improving execution, strengthening our economics, and creating a more durable foundation for growth.

This fiscal year, revenue increased 4.9%, EBITDA[1] increased 8.3%, and adjusted earnings per share[1] increased 13.9%. While these results reflect stronger growth than we have delivered in recent years, what matters most is what produced them. We converted more clients, retained more clients, and strengthened the mix of clients we serve. These are not isolated outcomes. They demonstrate that we are improving the client experience while becoming more precise about where and how we compete.

After two consecutive years of improving trends, we maintained Assisted category market share in tax season '26, demonstrating that stronger execution is translating into a stronger competitive position. Our progress in our largest business provides growing evidence that our strategy is working.

We are also strengthening the quality of our client base. Looking back only a few years, clients with household incomes between $50,000 and $200,000 represented approximately 38% of our client mix. Today, they represent approximately half. This shift matters because clients with more complex financial lives place greater value on expertise, personalized support, and confidence that they received the best outcome, while creating opportunities for deeper, longer-lasting relationships.

This progress reinforces what differentiates H&R Block in the market.

Our competitive advantage is not defined by physical offices or digital products alone. It comes from our ability to combine human expertise and technology through a truly omnichannel model. Clients can engage with us in person, digitally, or through a combination of both while remaining connected to H&R Block's expertise and accuracy guarantee. No other provider offers this combination at our scale.

That position is becoming more important as client needs evolve. Tax situations are growing more complex, and consumers increasingly expect experiences that are both personal and convenient. They want the ease of technology, but they also want confidence that someone with expertise stands behind the outcome. Our model is designed to deliver both.

Technology strengthens that model by allowing us to make expertise more accessible, consistent, and effective. We are using AI and automation to streamline routine tasks such as data collection, data entry, and calculations, helping our tax pros support better decisions and spend more time where their judgment and experience create the greatest value.

[1] EBITDA and Adjusted EPS are non-GAAP financial measures. A reconciliation of EBITDA and Adjusted EPS to the most comparable GAAP measures can be found on page 32 of our Annual Report on Form 10-K filed with the SEC on August 14, 2026.

We are not pursuing AI for its own sake. We are focused on opportunities that solve real problems for clients and associates and strengthen the economics of the business. Recent advances in AI have increased our conviction in the operating model we are building because they give us more ways to extend the reach and impact of the expertise that has differentiated H&R Block for more than 70 years.

We are applying the same discipline to how we operate. Across the company, we are building a stronger test-and-learn culture that allows us to test ideas, measure outcomes, and scale what works. This operating model helps us allocate resources more effectively and adapt more quickly. It also makes our strategy more durable because our decisions are increasingly grounded in real-world evidence rather than assumption.

Just as importantly, our financial model gives us the flexibility to invest where the opportunity is greatest while maintaining our commitment to returning meaningful capital to shareholders.

In fiscal 2026, we generated $756 million of free cash flow[1] and returned $714 million through dividends and share repurchases. Our capital allocation priorities remain consistent: invest in the business, grow the dividend, and return excess capital through share repurchases. This framework reflects both confidence in the cash-generating strength of H&R Block and discipline in how we deploy that cash.

As we look ahead, our work is not finished. We have opportunities to improve the consistency of the client experience, deepen relationships, expand the capabilities of our people and technology, and move with greater speed. Our progress in fiscal 2026 gives us confidence that our choices are sound and that our strategy is producing measurable results.

H&R Block today is a stronger and more durable business than it was just a few years ago. Fiscal 2026 reinforced that stronger client outcomes lead to a better competitive position, that more complex clients strengthen the economics of our business, and that AI and technology can make our expertise more scalable. While there is still significant opportunity ahead, the evidence we saw this year increases our confidence that we are building a durable business that can create long-term value for shareholders.

Thank you to our tax pros, franchisees, associates, and partners for the expertise and care they bring to our clients every day. And thank you to our shareholders for your continued trust.

Sincerely,



Curtis Campbell
President and Chief Executive Officer

[1] Free cash flow is a non-GAAP financial measure. Please see the last page of this document for information on non-GAAP financial measures and a reconciliation of free cash flow to the most directly comparable financial measure in accordance with GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-06089

H&R Block, Inc.

(Exact name of registrant as specified in its charter)

Missouri	**44-0607856**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One H&R Block Way, Kansas City, Missouri 64105

(Address of principal executive offices, including zip code)

(816) 854-3000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, without par value	HRB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, without par value

(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock (all voting stock) held by non-affiliates of the registrant, computed by reference to the price at which the stock was sold on December 31, 2025, was $5,481,026,737.

Number of shares of the registrant's Common Stock, without par value, outstanding on July 31, 2026: 123,265,922.

Documents incorporated by reference

The definitive proxy statement for the registrant's 2026 Annual Meeting of Shareholders, to be filed no later than 120 days after June 30, 2026, is incorporated by reference in Part III to the extent described therein.

2026 FORM 10-K AND ANNUAL REPORT
TABLE OF CONTENTS

INTRODUCTION

"H&R Block," "the Company," "we," "our" and "us" are used interchangeably to refer to H&R Block, Inc., to H&R Block, Inc. and its subsidiaries, or to H&R Block, Inc.'s operating subsidiaries, as appropriate to the context.

Specified portions of our proxy statement are "incorporated by reference" in response to certain items. Our proxy statement will be made available to shareholders no later than 120 days after June 30, 2026, and will also be available on our website at *www.hrblock.com*.

FORWARD-LOOKING STATEMENTS

This report and other documents filed with the Securities and Exchange Commission (SEC) may contain forward-looking statements. In addition, our senior management may make forward-looking statements orally to analysts, investors, the media and others. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as "expects," "anticipates," "intends," "plans," "believes," "commits," "seeks," "estimates," "projects," "forecasts," "targets," "would," "will," "should," "could," "may" or other similar expressions. Forward-looking statements provide management's current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, client trajectory, income, effective tax rate, earnings per share, cost savings, capital expenditures, dividends, share repurchases, liquidity, capital structure, market share, industry volumes or other financial items, descriptions of management's plans or objectives for future operations, services or products, or descriptions of assumptions underlying any of the above. They may also include the expected impact of external events beyond the Company's control, such as outbreaks of infectious disease, severe weather events, natural or man-made disasters, or changes in the regulatory environment in which we operate.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made and reflect the Company's good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law.

By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive, operational and regulatory factors, many of which are beyond the Company's control. Investors should understand that it is not possible to predict or identify all such factors and, consequently, should not consider any such list to be a complete set of all potential risks or uncertainties.

Details about risks, uncertainties and assumptions that could affect various aspects of our business are included throughout this Form 10-K. Investors should carefully consider all of these risks, and should pay particular attention to Item 1A, Risk Factors, and Item 7 under "Critical Accounting Estimates" of this Form 10-K.

PART I

ITEM 1. BUSINESS

OVERVIEW

H&R Block provides help and inspires confidence in its clients and communities everywhere through global tax preparation services, financial products, and small business solutions. We blend digital innovation with human expertise and care to help people get the best outcome at tax time and also be better with money by using our mobile banking app, Spruce℠. Through Block Advisors® and Wave®, we help small-business owners thrive with year-round bookkeeping, payroll, advisory and payment processing solutions.

H&R Block, Inc. was organized as a corporation in 1955 under the laws of the State of Missouri. A complete list of our subsidiaries as of June 30, 2026 can be found in Exhibit 21.

During fiscal year 2026, we prepared

11.3 million U.S. assisted tax returns[1]

and our clients filed

3.6 million DIY online paid tax returns[1]

which contributed to our consolidated revenues of

$3.95 billion,

net income from continuing operations of

$736.3 million,

EBITDA[2] from continuing operations of

$1.06 billion,

and diluted EPS from continuing operations of

$5.69 per share.

We repurchased

10.5 million shares of our common stock,

and declared dividends of

$1.68 per share,

which was an increase of

$0.18, or 12.0%, per share from the prior year.

(1) An Assisted tax return is defined as a current or prior year individual or business tax return, including virtual returns, signed by a tax professional and accepted by the client. A DIY online paid return is defined as a current year individual or business tax return that is prepared by the client on our DIY online platform using a paid product and accepted by the client.

(2) See "Non-GAAP Financial Information" in Item 7 for a reconciliation of non-GAAP measures.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

We provide assisted and do-it-yourself (DIY) tax preparation solutions through multiple channels (including in-person, online and mobile applications, virtual, and desktop software) and distribute H&R Block-branded services and products, including those of our bank partners, to the general public primarily in the United States (U.S.), Canada and Australia. Tax returns are either prepared by H&R Block tax professionals in one of our company-owned or franchise offices, virtually or via an online review or prepared and filed by our clients through our DIY tax solutions. We also offer small business solutions through our company-owned and franchise offices (including in-person, online and virtual) and online through Wave®. We report a single segment that includes all of our continuing operations.

TAX PREPARATION SERVICES

Assisted income tax return preparation and related services are provided by tax professionals via a system of retail offices operated directly by us or our franchisees. These tax professionals provide assistance to our clients either in person or virtually in a number of ways. Clients can come into an office, digitally "drop off" their documents for their tax professional, approve their return online, or have a tax professional review and sign a return they prepared themselves through Tax Pro Review®.

Our online software may be accessed through our website at *www.hrblock.com* or in a mobile application, while our desktop software may be purchased online and through third-party retail stores. Our generative AI powered technology, AI Tax Assist, and human help is offered to clients who prepare a paid DIY online return at no additional charge.

Assisted tax returns are covered by our 100% accuracy guarantee, whereby we will reimburse a client for penalties and interest attributable to an H&R Block error on a tax return. DIY tax returns are covered by our 100% accuracy guarantee, whereby we will reimburse a client (up to a maximum of $10,000 in the U.S.) if our software makes an arithmetic error that results in payment of penalties and/or interest to the respective taxing authority that the client would otherwise not have been required to pay.

We offer franchises as a way to expand our presence in certain geographic areas. In the U.S., our franchisees pay us approximately 30% of gross tax return preparation and related service revenues as a franchise royalty.

OTHER OFFERINGS

During fiscal year 2026, we also offered U.S. clients a number of additional services, including Refund Transfers (RT), our Peace of Mind® Extended Service Plan (POM), H&R Block Emerald Prepaid Mastercard® (Emerald Card®), Spruce℠, H&R Block Emerald Advance® (EA) term loans, Tax Identity Shield® (TIS), Refund Advance loans (RA), and small business financial solutions. For our Canadian clients, we also offer POM, H&R Block's Instant Refund®, H&R Block Pay With Refund®, and small business financial solutions.

Refund Transfers. RTs enable clients to receive their tax refunds by their chosen method of disbursement and include a feature enabling clients to authorize payment of their tax preparation and related fees from their tax refunds. Depending on circumstances, clients may choose to receive their RT funds by a load to their Emerald Card®, a deposit to their Spruce℠ spending account, by receiving a check or by direct deposit to an existing account. RTs are available to U.S. clients and are frequently obtained by those who: (1) do not have bank accounts into which the Internal Revenue Service (IRS) can direct deposit their refunds; (2) like the convenience and benefits of a temporary bank account for receipt of their refund; and/or (3) prefer to have their tax preparation fees paid directly out of their refunds. RTs are offered through our relationship with our bank partner. We offer a similar program, H&R Block Pay With Refund®, to our Canadian clients through a Canadian chartered bank.

Peace of Mind® Extended Service Plan. We offer POM to U.S. and Canadian clients who obtain assisted tax preparation services, whereby we (1) represent our clients if they are audited by a taxing authority, and (2) assume the cost, subject to certain limits, of additional taxes owed by a client resulting from errors attributable to H&R Block. The additional taxes paid under POM have a cumulative limit of $6,000 for U.S. clients and $3,000 CAD for Canadian clients with respect to the federal, state/provincial and local tax returns we prepared for applicable clients during the taxable year protected by POM.

H&R Block Emerald Prepaid Mastercard® and Spruce℠. The Emerald Card® and Spruce℠ debit cards can be used for everyday purchases and ATM withdrawals anywhere Debit Mastercard® (Mastercard is a registered trademark of Mastercard International Incorporated) is accepted. Clients can receive their tax refunds and RT funds and direct EA or RA proceeds directly onto an Emerald Card® or into their Spruce℠ spending account offered through our bank partner. Additional funds can be added to the Emerald Card® and to Spruce℠ year-round, such as through direct deposit or at participating retail reload providers. The Emerald Card® and Spruce℠ debit card can be added to clients' mobile wallets. We distribute the Emerald Card® and the Spruce℠ debit card issued by our bank partner.

H&R Block Emerald Advance® Term Loans. EA term loans are offered by our bank partner to clients, in November and December, in amounts of $350 to $1,500. EA term loans are interest bearing with principal and interest due in full on March 31, and there are no annual fees or required monthly payments.

Tax Identity Shield®. Our TIS program offers clients assistance in helping protect their tax identity and access to services to help restore their tax identity, if necessary. Protection services include a daily scan of the dark web for personal information, a monthly scan for the client's social security number in credit header data, notifying clients if their information is detected on a tax return filed through H&R Block, obtaining additional IRS identity protections when eligible, and in our Plus plan, an identity health score which provides insight into the likelihood of future identity fraud.

Refund Advance Loans. RAs are interest-free loans offered by our bank partner, which are available to eligible U.S. assisted clients in company-owned and participating franchise locations, including virtual clients, in January and February. In tax season 2026, RAs were offered in amounts of $250, $500, $750, $1,250, $2,500 and $4,000, based on client eligibility as determined by our bank partner.

H&R Block's Instant Refund®. Our Canadian operations advance refunds due to certain clients from the Canada Revenue Agency (CRA), for a fee. The fee charged for this service is mandated by federal legislation which is administered by the CRA. The client assigns to us the full amount of the tax refund to be issued by the CRA and the refund amount is then sent by the CRA directly to us.

Small Business Financial Solutions. Our Block Advisors® small business certified tax professionals provide small businesses with financial expertise in taxes, bookkeeping and payroll through our office network (including in-person, online and virtual). Wave® provides small business owners with an online solution to manage their finances, including payment processing, payroll and bookkeeping services.

SEASONALITY OF BUSINESS

Because the majority of our clients file their tax returns during the period from February through April in a typical year, a substantial majority of our revenues from income tax return preparation and related services and products are earned during this period. As a result, we generally operate at a loss through the first two quarters of our fiscal year.

COMPETITIVE CONDITIONS

We provide assisted and DIY tax preparation services and products, as well as small business financial solutions, and face substantial competition in and across each category, including from tax return preparation firms, software providers, accounting firms, independent tax preparers, certified public accountants and governmental organizations, including the IRS, state and foreign tax authorities.

We are one of the largest providers of tax return preparation solutions and electronic filing services in the U.S., Canada, and Australia with 22.3 million returns filed by or through H&R Block in fiscal year 2026.

GOVERNMENT REGULATION

Our business is subject to various forms of government regulation, including U.S. Federal and state tax preparer regulations, financial consumer protection and privacy regulations, state regulations, franchise regulations and foreign regulations. See further discussion of these items in our Item 1A. Risk Factors and Item 7 under "Regulatory Environment" of this Form 10-K.

HUMAN CAPITAL

Fulfilling our Purpose, to provide help and inspire confidence in our clients and communities everywhere, extends to helping and inspiring confidence in our associates. We remain committed to our associates' total well-being — physical, mental, financial, career, team, and community. Together, when we balance these components, we achieve personal, team, and organizational strength.

Associates. We had approximately 4,600 regular full-time associates as of June 30, 2026. Our business is dependent on the availability of a seasonal workforce, including tax professionals, and our ability to hire, train, and supervise these associates. The highest number of persons we employed during the fiscal year ended June 30, 2026, including seasonal associates, was approximately 73,400.

Associate Engagement. We administer an annual survey to all associates to better understand their levels of engagement and identify areas where we can improve. We compare our scores to the top 25th and 10th percentile of the global benchmark to challenge our associates and leaders and to yield reports that are easier for leaders to identify opportunities to take action. Across the company, 78% of culture and engagement questions measured were at or above the top 25th percentile of the global benchmark. When looking at the top 10th percentile, 56% of questions were at or above the benchmark. We are also pleased with our overall employee satisfaction score which currently exceeds the Top 10 benchmark by 1 point. Individual leaders at all levels create and monitor culture and engagement-related goals.

Compensation and Benefits. Our total rewards programs are designed to attract and retain top talent by supporting what associates need to be their authentic selves. Our equitable and comprehensive benefits offerings provide access to benefits to help both regular and seasonal associates plan for the health and security of their families. H&R Block offers comprehensive mental and behavioral health support through robust well-being programs, ensuring regular associates and their families have access to therapists, coaching, and holistic mental health services.

To thank our associates for their resiliency and hard work, each year H&R Block takes an "Annual Reboot" – a paid week of time off offered during the first week of July – as an important time for our associates to disconnect, recharge, and reboot.

H&R Block also provides comprehensive medical insurance to our associates and extends the opportunity for medical insurance to our seasonal workforce who satisfy the eligibility guidelines of the Affordable Care Act. Subject to meeting eligibility requirements, associates can also choose to participate in the H&R Block Retirement Savings Plan 401(k) and Employee Stock Purchase Plan. Collectively, these programs promote and support the physical, mental, financial, and community well-being of our associates.

Training and Development. Our people are the number one enabler for living our Purpose, and we recognize the importance of attracting, developing, and retaining top talent. Our goal is to provide continuous development opportunities to our associates in order to help them grow both personally and professionally. We do this through a robust offering of programs, educational courses, and learning journeys offered virtually and in person.

Our expertise is delivered each year through our tax professional network. H&R Block tax professionals receive extensive annual tax training on topics including recent tax code changes and filing practices, and we offer additional education opportunities for tax professionals to enhance their knowledge and skills. In preparation for the upcoming tax season, our tax professionals receive training on H&R Block products, soft skills, and tax office best practices. These resources ultimately enable us to continue enhancing our services and the client experience.

Belonging. At H&R Block, we foster a culture of belonging, where every voice is heard and our associates feel safe, included, and inspired. We are committed to a fair and respectful workplace that is free of discrimination.

Our High Performing Connected Culture is a relationship centered principle at H&R Block that puts associates and clients at the heart of our strategic focus. It creates an environment of clear accountability, partnership, continuous learning, and trust – all focused on common goals, allowing for accelerated business and personal outcomes. Relationships are at the heart of how we work with each other, our customers, and in our communities.

In the workplace we are committed to creating an environment where everyone feels they belong, and we believe that this commitment makes us a stronger, more successful company. We continually reflect on our

management approaches to improve the workplace, including discussions with our Board of Directors, to review how we can provide a strong sense of belonging within the company for our associates - what we call Belonging@Block.

One of the many ways we foster this culture across the organization for all associates to connect, support, motivate, and inspire is through our associate-led Belonging Groups.

SERVICE MARKS AND TRADEMARKS

We have made a practice of offering our services and products under service marks and trademarks and of securing registration for many of these marks in the U.S. and other countries where our services and products are marketed. We consider these service marks and trademarks, in the aggregate, to be of material importance to our business, particularly our businesses providing services and products under the "H&R Block" brand. The initial duration of U.S. federal trademark registrations is 10 years. Most U.S. federal registrations can be renewed perpetually at 10-year intervals and remain enforceable so long as the marks continue to be used.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

(as of June 30, 2026)



Curtis A. Campbell, 54, became our President and Chief Executive Officer in January 2026 and was our President of Global Consumer Tax and Chief Product Officer from June 2024 to January 2026. Prior to that, he served as the Chief Executive Officer of TaxAct where he ran TaxAct from 2018 until it was sold by Blucora, Inc. in 2022. He continued to lead TaxAct after the sale until 2023. Prior to TaxAct, Mr. Campbell served Capital One Financial Corporation as Managing Vice President from 2017 to 2018. He also served in Vice President roles at Intuit Inc, leading Product Management and Strategy from 2014 to 2017.



Tiffany L. Mason, 51, became our Chief Financial Officer in September 2024. Prior to that, she served as Executive Vice President and Chief Financial Officer of Driven Brands Holdings Inc. from March 2020 until May 2023. She also held various roles of increasing responsibility at Lowe's Companies, Inc. from February 2006 until October 2019, including as interim Chief Financial Officer in 2018 and Senior Vice President, Corporate Finance and Treasurer from 2015 to 2019.



Dara S. Redler, 59, became our Chief Legal Officer in January 2022 and our Chief Legal and Administrative Officer in April 2025. Prior to joining the Company, she served as General Counsel and Corporate Secretary for Tilray, Inc. from January 2019 until September 2021. She also held various legal roles of increasing responsibility with The Coca-Cola Company from September 2001 until December 2018.



Mark Darling, 49, became our Chief Retail Officer in January 2026. Prior to that, he served as our Senior Vice President of U.S. Retail Operations from May 2023 to January 2026, our Vice President of U.S. Retail – West Market & Block Advisors from December 2020 to May 2023, and our Vice President of Workforce Planning and Experience from October 2019 to December 2020.



Scott R. Manuel, 51, became our Chief Strategy and Operations Officer in August 2024. Prior to that, he served as President, General Manager of Tribute Technology from 2022 until 2024. Mr. Manuel served as Chief Product Officer, General Manager of McClatchy Media Company from 2017 until 2020, and he also served in various Vice President roles at Thomson Reuters from 2010 to 2017.

AVAILABILITY OF REPORTS AND OTHER INFORMATION

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed with or furnished to the SEC are available, free of charge, through our website at *www.hrblock.com* as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The SEC maintains a website at *www.sec.gov* containing reports, proxy and information statements and other information regarding issuers who file electronically with the SEC.

The following corporate governance documents are posted on our website at *www.hrblock.com:*

- The Amended and Restated Articles of Incorporation of H&R Block, Inc.;
- The Amended and Restated Bylaws of H&R Block, Inc.;
- The H&R Block, Inc. Corporate Governance Guidelines;
- The H&R Block, Inc. Code of Business Ethics and Conduct;
- The H&R Block, Inc. Board of Directors Independence Standards;
- The H&R Block, Inc. Audit Committee Charter;
- The H&R Block, Inc. Compensation Committee Charter;
- The H&R Block, Inc. Finance Committee Charter; and
- The H&R Block, Inc. Governance and Nominating Committee Charter.

If you would like a printed copy of any of these corporate governance documents, please send your request to H&R Block, Inc., One H&R Block Way, Kansas City, Missouri 64105, Attention: Corporate Secretary.

Information contained on our website does not constitute any part of this report.

ITEM 1A. RISK FACTORS

Our business activities expose us to a variety of risks. Identifying, monitoring, and managing these risks is essential to the success of our operations and the financial soundness of H&R Block. Senior management and the Board of Directors, acting as a whole and through its committees, take an active role in our risk management process and have delegated certain activities related to the oversight of risk management to the Company's enterprise risk management (ERM) team and the Enterprise Risk Committee, which is comprised of Senior Vice Presidents and Vice Presidents of major business and control functions and members of the ERM team. The Company's ERM team, working in coordination with the Enterprise Risk Committee, is responsible for identifying and monitoring risk exposures and related mitigation and leading the continued development of our risk management policies and practices.

An investment in our securities involves risk, including the risk that the value of that investment may decline or that returns on that investment may fall below expectations. There are a number of factors that could cause actual conditions, events, or results to differ materially from those described in forward-looking statements, many of which are beyond management's control or its ability to accurately estimate or predict, or that could adversely affect our financial position, results of operations, cash flows, and the value of an investment in our securities. These disclosures reflect the Company's beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether such factors have occurred in the past or their likelihood of occurring in the future. The risks described below are not the only ones we face. We could also be affected by other events, factors, or uncertainties that are presently unknown to us or that we do not currently consider to be significant risks to our business. These risks may be exacerbated by the effects of local, national, and global conditions or events, including macroeconomic, political, geopolitical, or public health conditions or events, which may cause significant instability.

STRATEGIC AND INDUSTRY RISKS

Changes in applicable tax laws have had, and may in the future have, a negative impact on the demand for and pricing of our services. Government changes in tax filing or IRS processes may adversely affect our business and our consolidated financial position, results of operations, and cash flows.

The U.S. government has in the past made, and may in the future make, changes to the income tax provisions of the Internal Revenue Code, tax regulations, and the rules and procedures for implementing such laws and regulations. In addition, taxing authorities or other relevant governing bodies in various federal, state, local, and foreign jurisdictions in which we operate may change the income tax laws in their respective jurisdictions, including the elimination of income taxes in certain cases, and such laws may vary greatly across the various jurisdictions. It is difficult to predict the manner in which future changes to the Internal Revenue Code, tax regulations, and the rules and procedures for implementing such laws and regulations, and state, local, and foreign tax laws may impact us and the tax return preparation industry. Such future changes could decrease the demand or the amount we charge for our services, and, in turn, have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

In addition, taxing authorities in various federal, state, local, and foreign jurisdictions in which we operate have introduced measures seeking to simplify or otherwise modify the preparation and filing of tax returns or the issuance of refunds in their respective jurisdictions. For example, from time to time, U.S. federal and state governments have considered various proposals through which the respective governmental taxing authorities would use taxpayer information provided by employers, financial institutions, and other payers to "pre-populate," prepare, and calculate tax returns and distribute them to taxpayers. There are various initiatives from time to time seeking to expedite, reduce, or change the timing of refunds, which could reduce the demand for certain of our services or financial products.

The adoption or expansion of any measures that significantly simplify tax return preparation, or otherwise reduce or eliminate the need for third-party tax return preparation services or financial products, including governmental encroachment at the U.S. federal and state levels, as well as in foreign jurisdictions, could reduce demand for our services and products and could have a material adverse effect on our business and our consolidated financial position, results of operations and cash flows.

Increased competition for clients could adversely affect our current market share and profitability.

We face substantial competition throughout our businesses. All categories in the tax return preparation industry are highly competitive, and additional competitors have entered, and in the future may enter, the market to provide tax preparation services or products. In the assisted tax services category, there are a substantial number of tax return preparation firms and accounting firms offering tax return preparation services. Commercial tax return preparers are highly competitive with regard to price and service. In DIY and virtual, options include various forms of digital electronic assistance, including online and mobile applications, and desktop software, all of which we offer. Our DIY and virtual services and products compete with a number of online and software solutions, primarily on price and functionality. Individual tax filers may elect to change their tax preparation method, choosing from among various assisted, DIY, and virtual offerings. In addition, advances in technology, including artificial intelligence and automation, may reduce the need for third-party tax preparation services or increase the ability of taxpayers to complete their returns without paid assistance.

Technology advances quickly and in new and unexpected ways, and it is difficult to predict the manner in which these changes will impact the tax return preparation industry, the problems we may encounter in enhancing our services and products, or the time and resources we may need to devote to the creation, support, and maintenance of technological enhancements. New technologies, such as those related to artificial intelligence, machine learning, automation, and algorithms, involve risks and may have unexpected consequences, which may be due to their limitations, potential manipulation or unintended uses, or our failure to use or implement them effectively. There can be no assurance that we or our clients will realize the expected benefits from our investments in these new technologies. If: (1) we are slow to enhance our services, products, or technologies; (2) our competitors are able to achieve results more quickly than us; (3) there are new and unexpected entrants into the industry; or (4) there are new technologies available that provide products or services that compete with ours, we may lose, or fail to capture a significant share of the market.

Additionally, we and many other tax return preparation firms compete by offering one or more of RTs, prepaid cards, RAs, other financial services and products, and other tax-related services and products, many of which are subject to regulatory scrutiny, litigation, and other risks. From time to time we may make changes to certain of our services and products and we can make no assurances that we will be able to offer, or that we will continue to offer, all of these services and products. Any such changes to our services or products or any failure to continue offering such services and products could negatively impact our financial results and ability to compete. Intense competition could result in a reduction of our market share, lower revenues, lower margins, and lower profitability. In addition, our small business solutions face intense competition, and we may be unsuccessful in competing with other providers, which may diminish our revenue and profitability, and harm our ability to acquire and retain clients.

We may not be effective in achieving our strategic and operating objectives.

In fiscal year 2026, we launched a new growth strategy. While we believe that we have identified and will continue to identify strategic objectives that are appropriate, it is possible that our objectives may not deliver projected long-term growth in revenue and profitability due to competition, inadequate execution, incorrect assumptions, sub-optimal resource allocation, or other reasons, including any of the other risks described in this “Risk Factors” section.

As a part of our strategy, we expect to continue to seek growth through acquisitions. Our future growth and profitability may depend, in part, upon our successful execution of those acquisitions. However, we may not be able to execute on our acquisition growth strategy due to a number of factors, including an inability to identify sufficient suitable acquisition candidates, an unwillingness of businesses to sell to us, an inability to generate the funds necessary to fully execute desired acquisitions, or an inability to successfully integrate acquired businesses into our business model and operate them effectively.

If we are unable to realize the desired benefits from our business strategy, our ability to compete across our business and our consolidated financial position, results of operations, and cash flows could be adversely affected.

Offers of free services or products could adversely affect our revenues and profitability.

U.S. federal, state, and foreign governmental authorities in certain jurisdictions in which we operate currently offer, or facilitate the offering of, tax return preparation and electronic filing options to taxpayers at no charge, and certain volunteer organizations also prepare tax returns at no charge for low-income taxpayers. In addition, many of our competitors offer certain tax preparation services and products, small business solutions, and other financial services and products, at no charge. Government tax authorities, volunteer organizations, our competitors, and potential new market entrants have implemented, and may expand free offerings in the future. For example, in tax seasons 2024 and 2025, the IRS offered a limited free direct tax filing system, and although that program has been suspended, there can be no assurance that it (or similar programs) will not be reinstated or expanded in the future. In addition, certain members of private industry offer free online DIY tax services to certain taxpayers through Free File, Inc., which operates under an agreement among the IRS and those industry participants that is currently set to expire in October 2029. Taxpayer adoption of these or similar programs could expand in the future, including in the event of increased awareness and support. As a result of these or other programs, the government has, and could further, become our direct competitor, which could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

In order to compete, we have offered certain, and may in the future offer, additional services and products at no charge. There can be no assurance that we will be able to attract clients or effectively ensure the migration of clients from our free offerings to those for which we receive fees, and clients who have formerly paid for our offerings may elect to use free offerings instead. These competitive factors may diminish our revenue and profitability, or harm our ability to acquire and retain clients, resulting in a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Our businesses may be adversely affected by difficult economic, geopolitical or public health conditions.

Unfavorable changes in economic conditions, which are typically beyond our control, including without limitation, inflation, slowing growth, rising interest rates, recession, changes in the political climate, significant armed conflicts, acts of war or terrorism, supply chain or labor market disruptions, tariffs or trade wars, banking or

financial market disruptions, pandemics or endemics, or other adverse changes, could negatively affect our business and financial condition. Difficult economic conditions are frequently characterized by high unemployment levels and declining consumer and business spending. These poor economic conditions may negatively affect demand and pricing for our services and products. In the event of difficult economic conditions that include high unemployment levels, clients may elect not to file tax returns or utilize lower cost preparation and filing alternatives.

In addition, difficult economic conditions may disproportionately impact small business owners. Our small business revenues may be negatively impacted in the event of a sustained economic slowdown or recession. Difficult economic conditions, including an economic recession or high inflationary period, could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

OPERATIONAL AND EXECUTION RISKS

Our failure to effectively address fraud could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Many industries have experienced an increased variety and amount of attempted fraudulent activities by third parties, and those fraudulent activities have become, and are becoming increasingly sophisticated through the use of artificial intelligence, social engineering, and other technological developments and strategies. Though this fraud is not uniquely targeted at us or our offerings, our failure to effectively address any such fraud may adversely impact our business and our consolidated financial position, results of operations, and cash flows. A number of companies, including those in the tax return preparation, small business solutions, and financial services industries, have reported instances where criminals created new accounts, or gained access to consumer information or user accounts maintained on their systems by using stolen identity information (e.g., email, username, password information, or credit history) obtained from third-party sources. We have experienced, and in the future may continue to experience, this form of unauthorized and illegal use and/or access to our systems, despite no breach in the security of our systems.

In addition to losses directly from such fraud, whether through contractual obligations or otherwise, which could occur in some cases, we may also suffer a loss of confidence by our clients or by governmental agencies in our ability to detect and mitigate fraudulent activity, and such governmental authorities may refuse to allow us to continue to offer such services or products. For example, a person with malicious intent may create a new account with stolen information or unlawfully take existing user account and password information from our clients to electronically file fraudulent federal and state tax returns, which could impede our clients' ability to file their tax returns and receive refunds (or other amounts due) and diminish public perception of the security and reliability of our services and products, despite no breach in the security of our systems. We have also experienced, and may in the future continue to experience, first party fraud, whereby an individual uses their own identity or account to engage in fraudulent activities.

Governmental authorities in jurisdictions in which we operate have taken action, and may in the future take additional action, in an attempt to combat identity theft or other fraud, which may require changes to our systems and business practices, or those of third parties on which we rely, that cannot be anticipated. These actions may have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Furthermore, as fraudulent activity continues to become more pervasive and sophisticated, fraud detection and prevention measures that we implement could make it less convenient for legitimate clients to obtain and use our services and products, which may adversely affect the demand for our services and products, our reputation, and our financial performance.

An interruption in our information systems, or those of our franchisees or a third party on which we rely, or an interruption in our or a third party's connection to the internet, could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

We, our franchisees, and other third parties material to our business operations rely heavily upon communications, networks, and information systems and the internet to conduct our business (including third-party internet-based or cloud computing services, technology platforms, and the information systems of our key vendors). These

networks, systems, and operations are potentially vulnerable to damage or interruption from upgrades and maintenance, network failure, hardware failure, software failure, power or telecommunications failures, cyberattacks, human error, and natural disasters. As our tax preparation business is seasonal, our systems must be capable of processing high volumes during our peak periods. Therefore, any failure or interruption in our information systems, or information systems of our franchisees or a private or government third party on which we rely, or an interruption in our or a third party's connection to the internet or other critical business capability during our busiest periods, could negatively impact our business operations and reputation, and increase our risk of loss.

We have experienced systems outages in the past, and there can be no assurance that system or internet failures or interruptions in critical business capabilities will not occur in the future, and, if they do occur, that we, our franchisees or the private or governmental third parties on whom we rely, will adequately address them. The precautionary measures that we, or third parties on whom we rely, have implemented to avoid systems outages and to minimize the effects of any data or communication systems interruptions or failures may not be adequate, and we and such third parties may not have anticipated or addressed all of the potential events that could threaten or undermine our or such third parties' information systems or other critical business capabilities. We do not have redundancy for all of our systems and our disaster recovery planning may not account for all eventualities. Our software and computer systems utilize cloud computing services provided by Microsoft Corporation. If the Microsoft Azure Cloud is unavailable for any reason, it could negatively impact our ability to deliver our services and products and our clients may not be able to access certain of our products or features, any of which could significantly impact our operations, business, and financial results.

The occurrence of any systems or internet failure, or other business interruption, could negatively impact our ability to serve our clients, which in turn could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Any significant delays in launching our tax service and product offerings, changes in government regulations or processes (including the acceptance of tax returns and the issuance of refunds and other amounts to clients by the IRS or state tax agencies) that affect how we provide such offerings to our clients, or significant problems with such offerings or the manner in which we provide them to our clients may harm our revenue, results of operations, and reputation.

Tax laws and tax forms are subject to change each year, and the nature and timing of such changes are unpredictable. As a part of our business, we must incorporate any changes to tax laws and tax forms into our tax service and product offerings, including our online and mobile applications and desktop software. The unpredictable nature, timing and effective dates of changes to tax laws and tax forms can result in condensed development cycles for our tax service and product offerings because our clients expect high levels of accuracy and a timely launch of such offerings to prepare and file their taxes by the applicable tax filing deadlines and, in turn, receive any tax refund amounts on a timely basis. From time to time, we review and enhance our quality controls for preparing accurate tax returns, but it is not feasible to prevent inaccuracies in all cases.

Further, changes in governmental regulations or a significant reduction in governmental resources could result in a delay of the start of the tax season or in processing returns, create uncertainty, or result in further and unanticipated changes in requirements or processes, which may require us to make corresponding changes to our client service systems and procedures immediately prior to, or during, a tax season. In addition, unanticipated changes in governmental processes, or newly implemented processes, for (1) accepting tax filings and related forms, including the ability of taxing authorities to accept electronic tax return filings, or (2) distributing tax refunds or other amounts to clients, may result in processing delays by us or applicable taxing authorities.

Certain of our financial products are dependent on the IRS following the client’s directions to direct deposit the tax refund. If the IRS disregards this direction, and sends the tax refund via check, then it could result in a loss of tax preparation and financial product revenue, negative publicity, and client dissatisfaction. In addition, any delays in launching new or existing financial service or product offerings, or technical or other issues associated with the launch, could cause a loss of revenue, a loss of clients, or client dissatisfaction, especially if such issues occur during the tax season.

Any major defects or delays caused by the above-described complexities may lead to loss of clients and loss of or delay in revenue, negative publicity, client dissatisfaction, a deterioration in our business relationships with our partners or our franchisees, exposure to litigation, and increased operating expenses, even if any such launch delays or defects are not caused by us. Any of the risks described above could have a material adverse effect on our business, our reputation, and our consolidated financial position, results of operations, and cash flows.

We rely on a single vendor or a limited number of vendors to provide certain key services or products, and the loss of such relationships, the inability of these key vendors to meet our needs, or errors by the key vendors in providing services to or for us, could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Historically, we have contracted, and in the future we will likely continue to contract, with a single vendor or a limited number of vendors to provide certain key services or products for our tax, financial, and other services and products. A few examples of this type of reliance include: our relationships with Fidelity National Information Services, Inc. (FIS), or similar vendors, for data processing and card production services; Pathward®, N.A. (Pathward), a wholly-owned subsidiary of Pathward Financial, Inc., for the issuance of RTs, EAs, RAs, Emerald Cards, and Spruce accounts; and Microsoft Corporation, for enterprise technology solutions. In certain instances, we are vulnerable to vendor error, service inefficiencies, data breaches, service interruptions, or service delays, and such issues by our key vendors in providing services to or for us could result in material losses for us due to the nature of the services being provided or our contractual relationships with our vendors. If any material adverse event were to affect one of our key vendors or if we are no longer able to contract with our key vendors for any reason, we may be forced to find an alternative provider for these critical services. In certain cases, there may be limited alternative providers capable of replacing these services within a reasonable timeframe or on commercially acceptable terms, or at all, and transitioning to alternative service providers could be costly and disruptive.

Our sensitivity to any of these issues may be heightened (1) due to the seasonality of our business, (2) with respect to any vendor that we utilize for the provision of any product or service that has specialized expertise, (3) with respect to any vendor that is a sole or exclusive provider, or (4) with respect to any vendor whose indemnification obligations are limited or that does not have the financial capacity to satisfy its indemnification obligations. Some of our vendors are subject to the oversight of regulatory bodies and, as a result, our product or service offerings may be affected by the actions or decisions of such regulatory bodies. If our vendors are unable to meet our needs and we are not able to develop alternative sources for these services and products quickly and cost-effectively, or if a key vendor were to commit a major error or suffer a material adverse event, it could result in a material and adverse impact on our business and our consolidated financial position, results of operations, and cash flows.

The specialized and highly seasonal nature of our business presents financial risks and operational and human capital challenges.

Our business is highly seasonal, with the substantial portion of our revenue earned from February through April in a typical year. The concentration of our revenue-generating activity during this relatively short period presents a number of challenges for us, including (1) cash and resource management during the remainder of our fiscal year, when we generally operate at a loss and incur fixed costs and costs of preparing for the upcoming tax season, (2) responding to changes in competitive conditions, including marketing, pricing, and new product offerings, which could affect our position during the tax season, (3) disruptions, delays, or extensions in a tax season, including those caused by reduced governmental resources (including workforce reductions), pandemics, or severe weather, (4) client dissatisfaction issues or negative social media campaigns, which may not be timely discovered or satisfactorily addressed, and (5) ensuring optimal uninterrupted operations and service delivery during the tax season, which may be disrupted by natural or manmade disasters, extreme weather conditions, pandemics or endemics, catastrophes, or a wide variety of events within or outside of our control. In addition, this concentration may amplify the impact of any systems interruptions or failures, cybersecurity incidents, processing errors, or third-party service disruptions occurring during peak periods. Any unanticipated changes to federal or state tax filing deadlines may further amplify the impact of seasonality on our business and affect the comparability of our financial results from period to period. If we experience significant business disruptions during the tax season or if we are unable to effectively address the challenges described above and related challenges associated with a seasonal business, we could experience a loss, disruption, or change in timing of business, which could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

We rely on the performance of key personnel, including our executive leadership and other key associates, and we may be unable to attract and retain key personnel or fully control or accurately predict our labor costs.

Our business depends on our ability to attract, develop, motivate, and retain key personnel in a timely manner, including members of our executive team and those in seasonal tax preparation positions (which may necessitate specialized skill sets and be required on short notice during any extended tax season or to serve extended filers) or with other required specialized expertise, such as technical positions (including with respect to cybersecurity, artificial intelligence, and machine learning). Changes in our management team resulting from the hiring or departure of executives and key associates from time to time could disrupt our business. Executive leadership transition periods may negatively impact operations due to increased or unanticipated expenses, operational inefficiencies, uncertainty, decreased employee morale and productivity, or increased turnover.

The market for key personnel is extremely competitive, and there can be no assurance that we will be successful in our efforts to attract and retain the required qualified personnel within necessary timeframes, or at expected cost levels. As the global labor market continues to evolve, our current and prospective key personnel may seek new or different opportunities based on pay levels, benefits, or remote work policies that are different from what we offer, or may determine to leave the workforce, making it difficult to attract and retain them. If we are unable to attract, develop, motivate, and retain key personnel, our business, operations, and financial results could be negatively impacted. In addition, if our costs of labor or related costs increase, if new or revised labor laws, rules, or regulations are adopted or implemented that impact our seasonal workforce and increase our labor costs, or if our labor costs are unpredictable due to tax season fluctuations or otherwise, there could be a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Artificial intelligence and emerging technologies may expose us to operational, regulatory, competitive, and reputational risks.

We are increasingly incorporating artificial intelligence, machine learning, and automation technologies into our services, products, and internal operations, and we rely on third-party providers and systems for certain of these capabilities. The development, deployment, and use of these technologies are still in their early stages and involve risks and uncertainties, including the possibility of inaccurate, incomplete, or biased outputs, data breaches, improper use by our associates, clients, or third parties, or other unintended consequences. In addition, third parties may deploy artificial intelligence technologies in a manner that could reduce the demand for our services and products.

The legal and regulatory landscape surrounding artificial intelligence is rapidly evolving, and new laws, regulations, or interpretations may impose additional requirements or limit our ability to develop or deploy these technologies, which may increase compliance costs or require changes to certain of our products, services, or business practices.

In addition, the use of artificial intelligence may give rise to legal, regulatory, or reputational risks, including those related to cybersecurity, data privacy, intellectual property, consumer protection, and the accuracy of outputs provided to clients. Any failure by us or third parties on which we rely to appropriately develop, implement, or manage these technologies, or any perceived or actual issues arising from their use, could adversely affect our reputation, client trust, and financial performance.

Our business depends on our strong reputation and the value of our brands.

Developing and maintaining awareness of our brands is critical to achieving widespread acceptance of our existing and future services and products and is an important element in attracting new clients. In addition, our franchisees operate their businesses under our brands. Adverse publicity (whether or not justified) relating to events or activities involving or attributed to us, our franchisees, employees, vendors, or agents or our services or products, which may be enhanced due to the nature of social media, may tarnish our reputation and reduce the value of our brands. Our reputation also may be damaged by negative perceptions that our clients, employees, franchisees, and shareholders may have about our action or inaction on social or political issues. In addition, steps have been taken to reduce government spending, including with respect to the IRS. A significant reduction in IRS resources may increase the likelihood of governmental delays or errors in processing returns or refunds, as well as poor customer service experiences, and clients may mistakenly attribute such delays, errors, or experiences to our services or products. Damage to our reputation and loss of brand equity may reduce demand for our services and products and thus have an adverse effect on our future financial results, as well as require additional resources to rebuild our reputation and restore the value of our brands.

Failure to maintain sound business relationships with our franchisees may have a material adverse effect on our business and we may be subject to legal and other challenges resulting from our franchisee relationships.

Our financial success depends in part on our ability to maintain sound business relationships with our franchisees. The support of our franchisees is also critical for the success of our ongoing operations. Deterioration in our relationships with our franchisees could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

We also grant our franchisees a limited license to use our registered trademarks and, accordingly, there is risk that one or more of the franchisees may be alleged to be controlled by us. Third parties, regulators or courts may seek to hold us responsible for the actions or failures to act by our franchisees. Adverse outcomes related to legal actions could result in substantial damages and could cause our earnings to decline. Negative public opinion could also result from our or our franchisees' actual or alleged conduct in such claims, possibly damaging our reputation, which, in turn, could adversely affect our business prospects and cause the market price of our securities to decline.

Our international operations are subject to risks that may harm our business and our consolidated financial position, results of operations, and cash flows.

We have international operations, including tax preparation businesses in Canada and Australia, a technology and shared services centers in India, a technology center in Ireland, and Wave® in Canada. In addition, we prepare U.S. federal and state tax returns for taxpayers residing in foreign jurisdictions, including the European Union (EU), and we and certain of our franchisees operate and provide other services in foreign jurisdictions. We may consider expansion opportunities in additional countries in the future and there is uncertainty about our ability to generate revenues from new or emerging foreign operations or expand into other international markets. Additionally, there are risks inherent in doing business internationally, including: (1) changes in trade regulations; (2) difficulties in managing foreign operations as a result of distance, language, and cultural differences; (3) profit repatriation restrictions and fluctuations in foreign currency exchange rates; (4) geopolitical events, including acts of war and terrorism, and economic and political instability; (5) compliance with anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and other applicable foreign anti-corruption laws; (6) compliance with U.S. and international

laws and regulations, including those concerning privacy and data protection and retention; and (7) risks related to other government regulation or required compliance with local laws. These risks inherent in international operations could prevent us from expanding into other international markets or increase our costs of doing business internationally and could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

As a result, certain aspects of our operations are subject, or may in the future become subject, to the laws, regulations, and policies of those jurisdictions that regulate the collection, use, and transfer of personal information, which may be more stringent than those of the U.S., including, but not limited to the EU General Data Protection Regulation, the Canadian Personal Information Protection and Electronic Documents Act, and Canadian Provincial legislation.

Costs for us to comply with such laws, regulations, and policies that are applicable to us could be significant. We may also face audits or investigations by one or more foreign governmental agencies relating to these laws, regulations, and policies that could result in the imposition of penalties or fines.

INFORMATION SECURITY, CYBERSECURITY, AND DATA PRIVACY RISKS

Compliance with complex and evolving laws, regulations, standards, and contractual requirements regarding privacy and data protection could require changes in our business practices and increase costs of operation; failure to comply could result in significant claims, fines, penalties, and damages.

Due to the nature of our business, we collect, use, and retain large amounts of personal information and data pertaining to clients, including tax return information, financial product and service information, and social security numbers. In addition, we collect, use, and retain personal information and data of our employees in the ordinary course of our business.

We are subject to laws, rules, and regulations relating to the collection, use, disclosure, and security of such consumer and employee personal information, which have drawn increased attention from U.S. federal, state, and foreign governmental authorities in jurisdictions in which we operate. In the U.S., the IRS generally requires a tax return preparer to obtain the written consent of the taxpayer prior to using or disclosing the taxpayer's tax return information for certain purposes other than tax return preparation, which may limit our ability to market revenue-generating products to our clients. In addition, other regulations require financial institutions to adopt and disclose their consumer privacy notice and generally provide consumers with a reasonable opportunity to "opt-out" of having nonpublic personal information disclosed to unaffiliated third parties for certain purposes.

Numerous jurisdictions have passed, and may in the future pass, new laws related to the collection, use, and retention of consumer or employee information and this area continues to be an area of interest for U.S. federal, state, and foreign governmental authorities. For example, several states have adopted comprehensive privacy laws. Subject to certain exceptions, many of these laws impose requirements on how businesses collect, process, manage, and retain certain personal information, and they often provide individuals with various rights regarding personal information collected by a business. In addition, other jurisdictions have adopted or may in the future adopt their own different privacy laws These laws may contain different requirements or may be interpreted and applied inconsistently from jurisdiction to jurisdiction. Furthermore, various jurisdictions are considering regulatory frameworks for artificial intelligence and have passed, or may in the future pass, laws and regulations that impact existing privacy and data protection requirements. Our increasing use of artificial intelligence and data-driven technologies may further complicate compliance with these requirements.

Our current privacy and data protection policies and practices may not be consistent with all of those requirements, interpretations, or applications. In addition, changes in U.S. federal and state regulatory requirements, as well as requirements imposed by governmental authorities in foreign jurisdictions in which we operate, could result in more stringent requirements and a need to change business practices, including the types of information we can use and the manner in which we can use such information. Establishing systems and processes, or making changes to our existing policies, to achieve compliance with these complex and evolving requirements may increase our costs or limit our ability to pursue certain business opportunities. There can be no assurance that we will successfully comply in all circumstances. We are, and may in the future be, subject to regulatory investigations, claims and legal actions related to the collection, use, sharing, and/or retention of

information, which could lead to further inquiries, further legal actions, other regulatory or legislative actions, harm to our reputation and brands, fines, penalties, and other damages.

We have incurred, and may continue to incur, significant expenses to comply with existing or future privacy and data security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

A security breach of our systems, or third-party systems on which we rely, resulting in unauthorized access to personal information of our clients or employees or other sensitive, nonpublic information, may adversely affect the demand for our services and products, our reputation, and financial performance.

We offer a range of services and products to our clients, including tax return preparation solutions, financial services and products, and small business solutions through our company-owned or franchise offices and online. Due to the nature of these services and products, we use multiple digital technologies to collect, transmit, and store high volumes of client personal information. We also collect, use, and retain other sensitive, nonpublic information, such as employee social security numbers, healthcare information, and payroll information, as well as confidential, nonpublic business information. Certain third parties and vendors have access to personal information to help deliver client benefits, services, and products, or may host certain of our and our clients' sensitive and personal information and data. The interconnected nature of our systems, platforms, and third-party relationships may increase the scope of data potentially exposed in a single incident. Information security risks continue to increase due in part to the increased adoption of and reliance upon digital technologies by companies and consumers, as well as the advancements of technologies like artificial intelligence, which malicious third parties are using to create new, sophisticated approaches and more frequent attacks. For example, artificial intelligence technologies are being used by bad actors to generate highly targeted phishing and social engineering campaigns, create synthetic or "deepfake" content designed to impersonate trusted individuals or bypass authentication protocol, and automate the discovery or exploitation of vulnerabilities. Our risk and exposure to these matters remain heightened due to a variety of factors including, among other things, (1) the evolving nature of these threats and related regulation, (2) the increased activity and sophistication of hostile foreign governments, organized crime, cyber criminals, and hackers that may initiate cyberattacks against us or third-party systems on which we rely using technology and other strategies that continue to evolve, including artificial intelligence and social engineering, (3) the prominence of our brand, (4) our and our franchisees' extensive office footprint, (5) our plans to continue to implement strategies for our online and mobile applications and our desktop software, (6) our use of third-party vendors, (7) our use of certain new technologies, such as artificial intelligence and machine learning, and (8) the usage of remote working arrangements by our associates, franchisees, and third-party vendors.

Cybersecurity risks may result from fraud or malice from external or internal actors (a cyberattack), human error, or accidental technological failure. Cyberattacks are designed to electronically circumvent network security for malicious purposes such as unlawfully obtaining personal information, extortion, disrupting our ability to offer services, damaging our brand and reputation, stealing our intellectual property, or advancing social or political agendas. We face a variety of cyberattack threats including malware, phishing attacks, social engineering, insider threats, denial of service attacks, ransomware, and other sophisticated attacks.

Although we use security and business controls to limit access to and use of personal information and expend significant resources to maintain multiple levels of protection to address or otherwise mitigate the risk of a security breach, such measures do not and cannot provide absolute security. We regularly test our systems to discover and address potential vulnerabilities, and we rely on training and testing of our employees regarding heightened phishing and social engineering threats. We also conduct certain background checks on our employees, as allowed by law. Due to the structure of our business model, we also rely on our franchisees, vendors, and other private and governmental third parties to maintain secure systems and respond to cybersecurity risks. Where appropriate, we impose certain requirements and controls on these third parties, but it is possible that they may not appropriately employ these controls or that such controls (or their own separate requirements and controls) may be insufficient to protect personal information.

Cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage, or unauthorized access remain a top priority for us. As risks and regulations continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and

remediate information security vulnerabilities. Notwithstanding these efforts, there can be no assurance that a security breach, intrusion, or loss or theft of personal information will not occur. In addition, the techniques used to obtain unauthorized access change frequently, become more sophisticated, and are often difficult to detect until after a successful attack, causing us to be unable to anticipate these techniques or implement adequate preventive measures in all cases.

Unauthorized access to personal information has in the past, and may in the future, cause us to determine that it is required or advisable for us to notify affected individuals, regulators, or others under applicable privacy laws and regulations or otherwise. Security breach remediation could also require us to expend significant resources to assist impacted individuals, repair damaged systems, implement modified information security measures, and maintain client and business relationships. Other consequences could include reduced client demand for our services and products, loss of valuable intellectual property, reduced growth and profitability and negative impacts to future financial results, loss of our ability to deliver one or more services or products (e.g., inability to provide financial services or products or to accept and process credit or debit card transactions or tax returns), modifying or stopping existing business practices, legal actions, harm to our reputation and brands, fines, penalties, and other damages, and further regulation and oversight by U.S. federal, state, or foreign governmental authorities.

A security breach or other unauthorized access to our systems, or third-party systems on which we rely, could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

LEGAL AND REGULATORY RISKS

Regulations promulgated by federal and state regulators may affect our financial services and products businesses in new or unexpected ways, which may impact our ability to offer certain financial services or products or require changes to certain financial services or products.

Federal and state regulators have broad powers to administer, investigate compliance with, and enforce laws governing financial services and products. In addition, state or local jurisdictions in which we operate have passed, and may in the future pass, new laws related to banking and the offering of financial products. These laws may contain different requirements or may be interpreted and applied inconsistently from jurisdiction to jurisdiction. Regulators may interpret existing laws, regulations, and rules in new and different ways as they attempt to apply them more broadly. For example, bank partnership arrangements are increasingly subject to heightened governmental scrutiny. It is difficult to predict how currently proposed or new regulations, or new interpretations of existing regulations, may impact the financial products we offer or may offer in the future.

Federal or state regulators may examine, investigate, and take enforcement actions against our subsidiaries that offer consumer financial services and products, as well as financial institutions and other third parties upon which our subsidiaries rely to provide consumer financial services and products. Federal and state regulators also have certain authority in enforcing and promulgating laws governing financial services and products. As a result, some regulators have issued new and broader laws and others may in the future, including certain state regulations that are more comprehensive than existing U.S. federal regulations. In addition, state attorneys general may in some cases bring actions to enforce federal laws.

Currently proposed or new federal and state laws and regulations, or expanded interpretations of current laws and regulations that differ from our existing interpretations, may result in legal actions, may impact our ability to offer certain financial products, or may require changes to the financial products we offer, our services or contracts, and this could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Laws and regulations or other regulatory actions could have an adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

Our tax preparation business and operations are subject to various forms of government regulation, including U.S. federal requirements regarding the signature and inclusion of identification numbers on tax returns and tax return retention requirements. U.S. federal laws also subject income tax return preparers to accuracy-related penalties, and preparers may be prohibited from continuing to act as income tax return preparers if they repeatedly engage in specified misconduct. We are also subject to, among other things, advertising standards for electronic tax return

filers, and to possible monitoring by the IRS, and if deemed appropriate, the IRS could impose various penalties, including suspension from the IRS electronic filing program. Many states and local jurisdictions have laws regulating tax professionals or the offering of income tax courses, which are in addition to and may be different than federal requirements.

In addition, our franchising activities are subject to various rules and regulations, including requirements to furnish prospective franchisees with a prescribed franchise disclosure document. Substantive state laws regulating the franchisor/franchisee relationship presently exist in a large number of states. These state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise contract and the ability of a franchisor to designate sources of supply. In addition, bills have been introduced from time to time that would provide for federal regulation of the franchisor/franchisee relationship in certain respects or that would impact the traditional nature of the relationship between franchisors and franchisees.

Additionally, our offering of consumer financial services and products are subject to various rules and regulations, including potential limitations or restrictions on the amount of interchange fees. There can be no assurance that future government regulation or changes by the payment networks will not impact interchange revenues substantially. If interchange rates decline, whether due to actions by the payment networks or future government regulation, it could impact the profitability of our consumer financial services and products or our ability to offer such services or products.

Furthermore, certain of our services and product offerings may require or be perceived to require licenses to operate, and if we fail or are unable to comply with existing or new license requirements, we may be subject to fines or penalties and our ability to operate in certain jurisdictions may be materially restricted or prohibited entirely.

Given the nature of our businesses, we are subject to various additional federal, state, local, and foreign laws and regulations, including, without limitation, in the areas of labor, immigration, marketing and advertising, consumer protection, financial services and products, payment processing, privacy and data security, artificial intelligence, anti-competition, environmental, health and safety, insurance, and healthcare. There have been significant new or proposed regulations and/or heightened focus by the government and others in some of these areas, including, for example, privacy and data security, climate change, interchange fees, consumer financial services and products, endorsements and testimonials, telemarketing, web and wireless marketing technologies, non-competition agreements and other restrictive covenants, and labor, including overtime and exemption regulations, state and local laws on minimum wage, worker classification, and other labor-related issues. In addition, as we continue to incorporate additional or emerging technologies into our business, such as in the areas of artificial intelligence and machine learning, we may become subject to increased government regulation or regulatory scrutiny.

The above requirements and business implications are subject to change and evolving application, including by means of new legislation, legislative changes, and/or executive orders, and there may be additional regulatory actions or enforcement priorities, or new interpretations of existing requirements that differ from ours. These developments could impose unanticipated limitations or require changes to our business, which may make elements of our business more expensive, less efficient, or impossible to conduct, and may require us to modify our current or future services or products, which effects may be heightened given the nature, broad geographic scope, and seasonality of our business. Any perceived or actual failure to comply with applicable laws, rules, and regulations could damage our reputation and result in fines, penalties, and other legal actions or require us to modify our business practices, which could have a material adverse effect on our financial position, results of operations, and cash flows.

We face legal actions in connection with our various business activities, both past and present, and current or future legal actions may damage our reputation, impair our product offerings, or result in material liabilities and losses.

We have been named and, in the future will likely continue to be named, in various legal actions, including class or representative actions, individual or mass arbitrations, actions or inquiries by state attorneys general and other regulators, and other litigation arising in connection with our various business activities, including relating to our

various service and product offerings. For example, as previously reported, we are subject to legal actions and have received and are responding to certain governmental inquiries and other matters relating to the IRS Free File program and other aspects of our DIY tax preparation services, including the use of pixels. These inquiries and other matters include, among other things, requests for information and subpoenas from various regulators and state attorneys general and private legal actions, including class actions and mass arbitrations. The fees and legal expenses incurred in connection with such matters may be significant irrespective of the merits.

In addition, our discontinued operations, which include the results of operations of Sand Canyon Corporation, formerly known as Option One Mortgage Corporation (including its subsidiaries, collectively, SCC), have been, and may in the future be, subject to loss contingencies, which may result in significant financial losses. The creditors of SCC or other potential claimants may attempt to assert claims against us for payment of SCC's obligations.

We cannot predict whether the legal actions described above could lead to further inquiries, further litigation, fines, damages, injunctions or other regulatory or legislative actions, or impacts on our brand, reputation and business. See discussion in Item 8, note 12 to the consolidated financial statements for additional information.

Failure to protect our intellectual property rights may harm our competitive position and litigation to protect our intellectual property rights or defend against third party allegations of infringement may be costly.

Despite our efforts to protect our intellectual property and proprietary information, we may be unable to do so effectively in all cases. Our intellectual property could be wrongfully acquired as a result of a cyberattack, other wrongful conduct by employees or third parties, or human error. To the extent that our intellectual property is not protected effectively by trademarks, copyrights, patents, or other means, other parties with knowledge of our intellectual property, including former employees, may seek to exploit our intellectual property for their own or others' advantage. Competitors may also misappropriate our trademarks, copyrights or other intellectual property rights or duplicate our technology and products. Any significant impairment or misappropriation of our intellectual property or proprietary information could harm our business and our brand, and may adversely affect our ability to compete.

In addition, third parties may allege we are infringing their intellectual property rights, and we may face intellectual property challenges from other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes and, in that event, we could lose significant revenues, incur significant royalty or technology development expenses, suffer harm to our reputation, or pay significant monetary damages.

FINANCIAL RISKS

Our access to liquidity may be negatively impacted by disruptions in credit markets, downgraded credit ratings, increased interest rates or our failure to meet certain covenants. Our funding costs could increase, further impacting earnings.

We need liquidity to meet our working capital requirements, to service debt obligations, including refinancing of maturing obligations, and for general corporate purposes. Our operations are highly seasonal and substantially all of our revenues and cash flows are generated during the period from February through April in a typical year. Therefore, we normally require the use of cash to fund losses and working capital needs, periodically resulting in a working capital deficit, from May through January. We typically have relied on available cash balances from the prior tax season and borrowings to meet liquidity needs during this time period. Events may occur that could increase our need for liquidity above current levels. We may need to obtain additional sources of funding to meet these needs, which may not be available or may only be available under unfavorable terms. In addition, if rating agencies downgrade our credit rating or interest rates increase, the cost of debt under our existing financing arrangements, as well as future financing arrangements, could increase and our capital market access could decrease or become unavailable.

Our unsecured committed line of credit (CLOC) is subject to various covenants, and a violation of a covenant could impair our access to liquidity currently available through the CLOC. In addition, if we violate a covenant in the CLOC and are unable to obtain a waiver from our lenders, our debt under the CLOC would be in default and could be accelerated by our lenders. An acceleration of the indebtedness under the CLOC would cause a cross default

under the indenture governing our Senior Notes. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

If current sources of liquidity were to become unavailable, we would need to obtain additional sources of funding, which may not be available or may only be available under less favorable terms. This could have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows.

The continued payment of dividends on our common stock and repurchases of our common stock are dependent on a number of factors, and cannot be assured.

We need liquidity sufficient to fund payments of dividends on our common stock and repurchases of our common stock. In addition, holders of our common stock are only entitled to receive such dividends, and the Company may only repurchase shares, as our Board of Directors may authorize out of funds legally available for such payments. Due to the seasonal nature of our business and the fact that our business is not asset-intensive, we have had, and are likely to continue to have, a negative net worth under U.S. generally accepted accounting principles (GAAP) at various times throughout the year. Therefore, the payment of dividends or stock repurchases at such times would cause us to further increase that GAAP negative net worth. In addition, our stock repurchase program does not have an expiration date and we are not obligated to repurchase a specified number of shares. Our repurchase program may be suspended or terminated at any time, and there can be no assurance that our repurchase program will enhance long-term shareholder value.

The payment of future dividends and future repurchases will depend upon our earnings, economic conditions, liquidity and capital requirements, and other factors, including our debt leverage. Even if we have sufficient resources to pay dividends and to repurchase shares of our common stock, our Board of Directors may determine to use such resources to fund other Company initiatives. Accordingly, we cannot make any assurance that future dividends will be paid, or future repurchases will be made, at levels comparable to our historical practices, if at all.

Changes in corporate tax laws or regulations, or in the interpretations of tax laws or regulations, could materially affect our financial condition, cash flows, and operating results.

As a profitable multinational corporation, we are subject to a material amount of taxes in the U.S. and numerous foreign jurisdictions where our subsidiaries are organized and conduct their operations. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. The amount of tax due in various jurisdictions may change significantly as a result of political or economic factors beyond our control, including changes to tax laws or new interpretations of existing laws that are inconsistent with previous interpretations or positions taken by taxing authorities on which we have relied. New regulatory guidance, or regulatory interpretations that differ from our existing interpretations, could materially affect our effective tax rates or value of deferred tax assets and liabilities.

Legislatures and taxing authorities in jurisdictions in which we operate may propose additional changes to their tax rules in response to economic conditions, or as part of broader tax reformation initiatives. In addition, projects undertaken by international organizations may change international tax norms relating to each country's jurisdiction to tax cross-border international trade. Given the unpredictability of these and other possible changes to tax laws and related regulations, it is difficult to assess the overall effect of such potential changes, but any such changes could, if adopted and applicable to us, adversely impact our effective tax rates and other tax liabilities.

Our tax returns and other tax matters are periodically examined by tax authorities and governmental bodies, including the IRS, which may disagree with positions taken by us in determining our tax liability. There can be no assurance as to the outcome of these examinations. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for income taxes.

If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our operating results, cash flows, and financial condition could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

To help address cybersecurity threats, we have developed a strategy and implemented a program to identify, assess, and prioritize cybersecurity risks as part of our broader ERM program. We are committed to a risk-centric, layered information security approach to secure our data, systems, and services. We prioritize our data security initiatives and processes based on our assessment of known and anticipated threats to our data security. Utilizing the National Institute of Standards and Technology (NIST) Cybersecurity Framework, we strive for continuous improvement and utilize a metrics-based approach to identify and mitigate data security risks that could potentially impact our business operations or clients.

We maintain multiple levels of protection to mitigate data security risks, and we regularly test our systems to discover and address potential vulnerabilities, including without limitation:

- using a multi-layered, zero-trust principled approach to secure systems;
- systematic monitoring of our sites and services to detect and respond to unauthorized activity; and
- regular security audits and vulnerability assessments conducted by our dedicated internal information security team, our internal auditors, and by external third parties.

In addition, we engage in a broad range of activities to secure and protect the data that we obtain through our business operations including, but not limited to:

- continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage, or unauthorized access;
- security and business controls to appropriately limit access to and use of personal information, including adaptive and multifactor authentication;
- comprehensive data protections, including encryption, to facilitate the secure storage, use, and transmission of sensitive data;
- annual privacy/data security training to all employees and contractors and regular awareness and testing activities year-round regarding social engineering threats, such as phishing, for employees;
- background checks on our employees, as permitted;
- due diligence requirements and controls for third parties (e.g., service providers) with access to sensitive data throughout the lifecycle of the relationship; and
- a dedicated global information security team that partners with all technology groups to monitor, prioritize, and remediate risks to the enterprise.

Governance

The Audit Committee of the Board of Directors has the primary responsibility of assisting our Board in the oversight of policies and processes pertaining to the ERM program and specifically considers risks and controls relating to, among other things, data and cybersecurity. Risks associated with cybersecurity threats are a top priority for ongoing oversight by the ERM team and the Enterprise Risk Committee. Our Vice President, Legal and Corporate Secretary, oversees the activities of the Enterprise Risk Committee and, together with the Chief Information Security Officer (CISO), briefs the Audit Committee and the Board of Directors on information security risk matters as a part of regular ERM reports, with a deep dive focused on information security at least annually (or more frequently if appropriate).

In addition, the Audit Committee receives regular reports on cybersecurity matters from the Chief Legal and Administrative Officer (CLAO) and the CISO. The Board of Directors is also updated by the CLAO and CISO on a periodic basis. Our CLAO, who reports directly to the President and CEO, has over 30 years of leadership experience across multiple industries in roles responsible for overseeing and managing risk. Our CISO, who reports directly to the CLAO, has extensive cybersecurity knowledge and skills gained from over 30 years of experience in consulting and technology roles, with more than 19 years of Information Security specialization. Our CISO is

responsible for understanding, managing, and communicating cybersecurity risks internally to our management (including the Enterprise Risk Committee on which he serves), and works closely with our Legal department to oversee compliance with legal, regulatory, and contractual security requirements.

Our CISO heads the Information Security team, which is responsible for implementing, monitoring, and maintaining cybersecurity and data protection practices across our business. The Information Security team covers a wide range of cyber and information security responsibilities. Our CISO also receives reports on cybersecurity threats on an ongoing basis and regularly reviews risk management measures implemented by us to identify and mitigate cybersecurity risks. In addition to our internal capabilities, we also periodically engage external consultants, legal counsel, or other third-party advisors to assist with assessing, identifying, and managing cybersecurity risks.

Material Cybersecurity Risks, Threats, and Incidents

We have been, and continue to be, the subject of cybersecurity threats, and we describe how risks from these threats, if realized, are reasonably likely to materially affect us. See further discussion of these items in our Item 1A. Risk Factors of this Form 10-K. As of the date of this report, we have not identified risks from any known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our business strategy, results of operations, or financial condition. However, there can be no assurance that cybersecurity threats will not have a material impact on us, including our business strategy, results of operations, or financial condition, in the future.

ITEM 2. PROPERTIES

Most of our tax offices are operated under leases throughout the U.S., Canada and Australia.

We own our corporate headquarters, which is located in Kansas City, Missouri. Our Canadian executive offices are located in leased offices in Calgary, Alberta and Toronto, Ontario. Our Australian executive offices are located in a leased office in Thornleigh, New South Wales. We also lease shared services centers in Hyderabad and Trivandrum, India.

All current leased and owned facilities are in reasonably good repair and adequate to meet our needs.

ITEM 3. LEGAL PROCEEDINGS

For a description of our material pending legal proceedings, see discussion in Item 8, note 12 to the consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION AND HOLDERS – H&R Block's common stock is traded on the New York Stock Exchange (NYSE) under the symbol HRB. On July 31, 2026, there were 10,895 shareholders of record and the closing stock price on the NYSE was $44.03 per share.

DIVIDENDS – Although we have historically paid dividends and plan to continue to do so, there can be no assurances that circumstances will not change in the future that could affect our ability or decisions to pay dividends.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER – A summary of our purchases of H&R Block common stock during the fourth quarter of fiscal year 2026 is as follows:

(in 000s, except per share amounts)

	Total Number of Shares Purchased [1]		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]		Maximum Dollar Value of Shares that May be Purchased Under the Plans or Programs [2]
April 1 – April 30	—	$	32.07	—	$	700,000
May 1 - May 31	1,267	$	37.70	1,266	$	652,260
June 1 - June 30	1,410	$	37.10	1,409	$	599,999
	2,677	$	37.38	2,675		

[1] We purchased approximately 2 thousand shares in connection with funding employee income tax withholding obligations arising upon the lapse of restrictions on restricted share units.

[2] On August 15, 2024, we announced that our Board of Directors approved a new $1.5 billion share repurchase program. The repurchase program does not have an expiration date.

PERFORMANCE GRAPH – The following graph compares the cumulative five-year total return provided to shareholders of H&R Block, Inc.'s common stock relative to the cumulative total returns of the S&P Midcap 400 index and the S&P 400 Consumer Services Industry index.

An investment of $100, with reinvestment of all dividends, is assumed to have been made in our common stock and in each of the indexes on June 30, 2021, and its relative performance is tracked through June 30, 2026.



$300
$200
$100
$0
June 2021
June 2022
June 2023
June 2024
June 2025
June 2026
H&R Block, Inc.
S&P Midcap 400
S&P 400 Consumer Services Industry index

ITEM 6. SELECTED FINANCIAL DATA

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Our subsidiaries provide assisted and DIY tax preparation solutions through multiple channels (including in-person, online and mobile applications, virtual, and desktop software) and distribute H&R Block-branded services and products, including those of our bank partners, to the general public primarily in the U.S., Canada and Australia. Tax returns are either prepared by H&R Block tax professionals in one of our 6,802 company-owned or 1,814 franchise offices (as of March 31, 2026), virtually or via an online review or prepared and filed by our clients through our DIY tax solutions. We also offer small business solutions through our company-owned and franchise offices (including in-person, online and virtual) and online through Wave®. We report a single segment that includes all of our continuing operations.

A summary of our fiscal year 2026 results is as follows:

- Revenue increased $184.4 million, or 4.9%, largely due to increases in U.S. company-owned net average charge and tax return volume. International revenues increased due to favorable foreign currency exchange rates in Canada and Australia, and Wave® revenues increased as a result of higher subscription revenue and payments volume. These increases were partially offset by lower U.S. royalties revenue due to lower franchise tax return volumes, which was primarily driven by franchise acquisitions. During the year we purchased franchise offices which resulted in increasing tax preparation revenues and decreasing royalties as the revenues and returns become company-owned after the acquisition.
- Operating expenses increased $104.7 million, or 3.6%, due to higher compensation and benefits, occupancy, and technology costs.
- Pretax income increased $72.5 million, or 9.3%.
- Income tax expense decreased $54.4 million, or 31.6%, primarily due to the settlement of an IRS examination of our 2020 U.S. federal income tax return and related carryback claims to the 2015 through 2018 tax years.
- Net income from continuing operations of $736.3 million increased 20.8% from the prior year.
- EBITDA(1) of $1,056.9 million increased $80.6 million, or 8.3%.
- Diluted earnings per share from continuing operations increased $1.27, or 28.7%, and adjusted diluted earnings per share from continuing operations(1) increased $0.65, or 13.9%.

(1) All non-GAAP measures are results from continuing operations. See "Non-GAAP Financial Information" at the end of this item for a reconciliation of non-GAAP measures.

Consolidated – Financial Results				(in 000s, except per share amounts)
Year ended June 30,	**2026**	2025	$ Change	% Change
Revenues:				
U.S. tax preparation and related services:				
Assisted tax preparation	**$ 2,560,895**	$ 2,413,229	$ 147,666	6.1 %
Royalties	**185,429**	192,877	(7,448)	(3.9)%
DIY tax preparation	**384,618**	383,738	880	0.2 %
Refund Transfers	**145,132**	137,526	7,606	5.5 %
Peace of Mind® Extended Service Plan	**84,611**	87,326	(2,715)	(3.1)%
Tax Identity Shield®	**34,185**	29,920	4,265	14.3 %
Other	**62,978**	58,318	4,660	8.0 %
Total U.S. tax preparation and related services	**3,457,848**	3,302,934	154,914	4.7 %
Financial services:				
Emerald Card® and Spruce℠	**68,815**	72,888	(4,073)	(5.6)%
Interest and fee income on Emerald Advance®	**30,653**	28,958	1,695	5.9 %
Total financial services	**99,468**	101,846	(2,378)	(2.3)%
International	**265,382**	246,993	18,389	7.4 %
Wave®	**122,694**	109,222	13,472	12.3 %
Total revenues	**$ 3,945,392**	$ 3,760,995	$ 184,397	4.9 %
Compensation and benefits:				
Field wages	**996,666**	927,360	(69,306)	(7.5)%
Other wages	**310,788**	306,999	(3,789)	(1.2)%
Benefits and other compensation	**256,574**	250,729	(5,845)	(2.3)%
	1,564,028	1,485,088	(78,940)	(5.3)%
Occupancy	**457,199**	438,868	(18,331)	(4.2)%
Marketing and advertising	**277,811**	285,800	7,989	2.8 %
Depreciation and amortization	**122,440**	116,827	(5,613)	(4.8)%
Bad debt	**75,901**	74,584	(1,317)	(1.8)%
Other	**540,327**	531,858	(8,469)	(1.6)%
Total operating expenses	**3,037,706**	2,933,025	(104,681)	(3.6)%
Other income (expense), net	**26,813**	31,546	(4,733)	(15.0)%
Interest expense on borrowings	**(80,611)**	(78,113)	(2,498)	(3.2)%
Income from continuing operations before income taxes	**853,888**	781,403	72,485	9.3 %
Income taxes	**117,570**	171,953	54,383	31.6 %
Net income from continuing operations	**736,318**	609,450	126,868	20.8 %
Net loss from discontinued operations	**(2,722)**	(3,677)	955	26.0 %
Net income	**$ 733,596**	$ 605,773	$ 127,823	21.1 %
DILUTED EARNINGS PER SHARE:				
Continuing operations	**$ 5.69**	$ 4.42	$ 1.27	28.7 %
Discontinued operations	**(0.03)**	(0.03)	—	— %
Consolidated	**$ 5.66**	$ 4.39	$ 1.27	28.9 %
Adjusted diluted EPS[1]	**$ 5.31**	$ 4.66	$ 0.65	13.9 %
EBITDA[1]	**$ 1,056,939**	$ 976,343	$ 80,596	8.3 %

[1] All non-GAAP measures are results from continuing operations. See "Non-GAAP Financial Information" at the end of this item for a reconciliation of non-GAAP measures.

FISCAL YEAR 2026 COMPARED TO FISCAL YEAR 2025

Revenues increased $184.4 million, or 4.9%, from the prior year. U.S. assisted tax preparation revenues increased $147.7 million, or 6.1%, due to a 4.0% increase in net average charge combined with a 2.0% increase in company-owned tax return volumes in the current year. U.S. royalties revenue decreased $7.4 million, or 3.9%, due to lower franchise tax return volumes, which was primarily driven by franchise acquisitions. During the year we purchased franchise offices, which resulted in increasing tax preparation revenues and decreasing royalties as the revenues and returns become company-owned after the acquisition. During the year ended June 30, 2026 our total assisted tax return volume, which includes both company-owned and franchise offices, decreased 0.1% from the prior year due to a decrease in franchise tax return volumes, partially offset by an increase in company-owned tax return volumes.

U.S. DIY tax preparation revenues increased $0.9 million, or 0.2%, due to a 4.2% increase in paid net average charge.

International revenues increased $18.4 million, or 7.4%, due to favorable foreign currency exchange rates in Canada and Australia. Wave® revenues increased $13.5 million, or 12.3%, as a result of higher subscription revenue and payments volume.

Total operating expenses increased $104.7 million, or 3.6%, from the prior year. Field wages increased $69.3 million, or 7.5%, due to increased tax professional wages as a result of higher U.S. assisted tax preparation revenues. Certain wage-related expenses are now being reported in field wages rather than other wages to better align with how costs are managed and evaluated internally. This change had no impact on total operating expenses, and prior period amounts have not been reclassified.

Occupancy expense increased $18.3 million, or 4.2%, due to an increase in number of leased offices, higher rent, and office-related expenses.

Marketing and advertising expense decreased $8.0 million, or 2.8%, primarily due to lower customer incentive expenses and lower online and television advertising, partially offset by higher advertising production expenses.

Other operating expenses increased $8.5 million, or 1.6%. The components of other expenses are as follows:

(in 000s)

Year ended June 30,	2026	2025	$ Change	% Change
Consulting and outsourced services	$ **105,406**	$ 104,003	$ (1,403)	(1.3)%
Bank partner fees	**32,421**	32,152	(269)	(0.8)%
Client claims and refunds	**26,779**	27,422	643	2.3 %
Employee and travel expenses	**32,991**	35,646	2,655	7.4 %
Technology-related expenses	**129,270**	119,241	(10,029)	(8.4)%
Credit card/bank charges	**115,569**	109,202	(6,367)	(5.8)%
Insurance	**13,465**	17,225	3,760	21.8 %
Legal fees and settlements	**37,044**	37,819	775	2.0 %
Supplies	**23,649**	20,777	(2,872)	(13.8)%
Other	**23,733**	28,371	4,638	16.3 %
	$ **540,327**	$ 531,858	$ (8,469)	(1.6)%

Technology-related expenses increased by $10.0 million, or 8.4%, due to higher cloud-related technology spend. Credit card and bank charges increased by $6.4 million, or 5.8% primarily due to higher small business payments transaction fees and credit card fees associated with higher tax preparation revenues.

We recorded income tax expense of $117.6 million in the current year compared to $172.0 million in the prior year. The effective tax rate for the year ended June 30, 2026, and 2025 was 13.8% and 22.0%, respectively. The decrease in the effective tax rate was primarily attributable to the settlement of an IRS examination of our 2020 U.S. federal income tax return and related carryback claims to the 2015 through 2018 tax years. The closure of the IRS examination resulted in a discrete income tax benefit of $84.1 million, which was recorded in income tax expense. See Item 8, note 9 to the consolidated financial statements for additional discussion.

FISCAL YEAR 2025 COMPARED TO FISCAL YEAR 2024

The comparison of fiscal year 2025 to 2024 has been omitted from this Form 10-K, but can be found in our Form 10-K for the fiscal year ended June 30, 2025, filed on August 15, 2024.

FINANCIAL CONDITION

These comments should be read in conjunction with the consolidated balance sheets and consolidated statements of cash flows included in Item 8.

CAPITAL RESOURCES AND LIQUIDITY –

OVERVIEW – Our primary sources of capital and liquidity include cash from operations (including changes in working capital), draws on our CLOC, and issuances of debt. We use our sources of liquidity primarily to fund working capital, service and repay debt, pay dividends, repurchase shares of our common stock, and acquire businesses.

Our operations are highly seasonal and substantially all of our revenues and cash flow are generated during the period from February through April in a typical year. Therefore, we normally require the use of cash to fund losses and working capital needs, periodically resulting in a working capital deficit, from May through January. We typically have relied on available cash balances from the prior tax season and borrowings to meet liquidity needs.

Given the likely availability of a number of liquidity options discussed herein, we believe that in the absence of any unexpected developments, our existing sources of capital as of June 30, 2026 are sufficient to meet our future operating and financing needs.

DISCUSSION OF CONSOLIDATED STATEMENTS OF CASH FLOWS – The following table summarizes our statements of cash flows for fiscal year 2026 and 2025. See Item 8 for the complete consolidated statements of cash flows for these periods.

(in 000s)

Year ended June 30,	2026	2025
Net cash provided by (used in):		
Operating activities	**$ 838,695**	$ 680,883
Investing activities	**(124,809)**	(105,373)
Financing activities	**(734,220)**	(647,443)
Effects of exchange rates on cash	**(4,904)**	(121)
Net increase (decrease) in cash and cash equivalents, including restricted balances	**$ (25,238)**	$ (72,054)

Operating Activities. Cash provided by operating activities totaled $838.7 million for the year ended June 30, 2026 compared to $680.9 million in the prior year period. The increase is primarily due to higher net income, accrued wages and deferred revenue, partially offset by the release of income tax reserves associated with the settlement of the IRS examination of our 2020 U.S. federal income tax return and related carryback claims to the 2015 through 2018 tax years.

Investing Activities. Cash used in investing activities totaled $124.8 million for the year ended June 30, 2026 compared to $105.4 million for the prior year period. The increase is primarily due to higher payments made for business acquisitions in the current year.

Financing Activities. Cash used in financing activities totaled $734.2 million for the year ended June 30, 2026 compared to $647.4 million for the prior year period. The increase is primarily due to higher repurchases of common stock and dividends in the current year.

CASH REQUIREMENTS –

Dividends and Share Repurchase. Returning capital to shareholders in the form of dividends and the repurchase of outstanding shares has historically been a significant component of our capital allocation plan.

We have consistently paid quarterly dividends. Dividends paid totaled $211.0 million and $197.3 million in the years ended June 30, 2026 and 2025, respectively. Although we have historically paid dividends and plan to

continue to do so, there can be no assurances that circumstances will not change in the future that could affect our ability or decisions to pay dividends.

On August 15, 2024, the Board of Directors approved a $1.5 billion share repurchase program. The repurchase program does not have an expiration date and replaced the previously existing share repurchase program.

During the year ended June 30, 2026, we repurchased $500.3 million of our common stock at an average price of $47.48 per share, excluding excise taxes in connection with such repurchases. In the prior year, we repurchased $400.1 million of our common stock at an average price of $61.10 per share, excluding excise taxes in connection with such repurchases. Our current share repurchase program has remaining authorization of $600.0 million and does not have an expiration date.

Share repurchases are subject to prevailing market prices, may be made in open market transactions (some of which may be effectuated under SEC Rule 10b5-1) and remain subject to the discretion of our Board of Directors. The Company may cancel or suspend the repurchase of shares at any time. Any repurchases will be funded primarily through available cash and cash from operations. There can be no assurance that we will repurchase any shares.

The following table summarizes our shares outstanding, shares repurchased, and annual dividends per share:

(in 000s, except per share amounts)

Year ended June 30,	**2026**	2025	2024
Shares outstanding	**124,175**	133,947	139,591
Shares repurchased	**10,535**	6,549	8,020
Dividends declared per share	**$ 1.68**	$ 1.50	$ 1.28

Capital Investment. Capital expenditures totaled $82.6 million and $82.0 million for the years ended June 30, 2026 and 2025, respectively. Our capital expenditures relate primarily to recurring improvements to retail offices, as well as investments in computers, software and related assets. In addition to our capital expenditures, we also made payments to acquire businesses. We acquired franchise and competitor businesses totaling $57.6 million and $35.5 million during the years ended June 30, 2026 and 2025, respectively. See Item 8, note 6 for additional information on our acquisitions.

Contractual Obligations and Commercial Commitments. We are party to many contractual obligations involving commitments to make payments to third parties, which may impact our short-term and long-term liquidity and capital resource needs. Our contractual obligations primarily consist of operating leases, contingent acquisition payments, and long-term debt and related interest payments. See Item 8, note 7, 10, and 11 to the consolidated financial statements for additional information.

FINANCING RESOURCES – On July 11, 2025, we entered into a Fifth Amended and Restated Credit and Guarantee Agreement (2025 CLOC), which amended and restated our existing CLOC, extended the scheduled maturity date to July 11, 2030, maintained the aggregate principal amount of $1.5 billion, and revised the interest rate table. All other material terms remain substantially unchanged from the Fourth Amended and Restated Credit and Guarantee Agreement. Proceeds under the 2025 CLOC may be used for working capital needs or for other general corporate purposes. We were in compliance with our 2025 CLOC covenants as of June 30, 2026. As of June 30, 2026, amounts available to borrow under the 2025 CLOC were not limited by the debt-to-EBITDA covenant. We had no balance outstanding under our 2025 CLOC as of June 30, 2026.

On August 26, 2025, we issued $350.0 million of 5.375% Senior Notes due September 15, 2032 (2032 Senior Notes). We redeemed our 5.250% notes due October 2025 (2025 Senior Notes) at 100% of the principal amount, plus accrued and unpaid interest, on September 19, 2025.

See Item 8, note 7 for additional information on our 2025 CLOC and Senior Notes.

The following table provides ratings for debt issued by Block Financial LLC (Block Financial) as of June 30, 2026 and 2025:

As of	**June 30, 2026**			June 30, 2025		
	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook
Moody's	**P-3**	**Baa3**	**Stable**	P-3	Baa3	Stable
S&P	**A-2**	**BBB**	**Stable**	A-2	BBB	Stable

CASH AND OTHER ASSETS – As of June 30, 2026, we held cash and cash equivalents, excluding restricted amounts, of $958.7 million, including $238.6 million held by our foreign subsidiaries.

Foreign Operations. Seasonal borrowing needs of our Canadian operations are sometimes funded by our U.S. operations. To mitigate foreign currency risk, we may enter into foreign exchange forward contracts. There were no forward contracts outstanding as of June 30, 2026.

We do not intend to repatriate non-borrowed funds held by our foreign subsidiaries in a manner that would trigger a tax liability.

The impact of changes in foreign exchange rates during the period on our international cash balances resulted in a decrease of $4.9 million and $0.1 million during the years ended June 30, 2026 and 2025, respectively.

SUMMARIZED GUARANTOR FINANCIAL STATEMENTS – Block Financial is a 100% owned indirect subsidiary of H&R Block, Inc. Block Financial is the Issuer and H&R Block, Inc. is the full and unconditional Guarantor of our Senior Notes, 2025 CLOC and other indebtedness issued from time to time.

The following table presents summarized financial information for H&R Block, Inc. (Guarantor) and Block Financial (Issuer) on a combined basis after intercompany eliminations and excludes investments in and equity earnings in non-guarantor subsidiaries.

SUMMARIZED BALANCE SHEET	(in 000s)
As of June 30, 2026	**GUARANTOR AND ISSUER**
Current assets	**$ 32,872**
Noncurrent assets	**1,878,969**
Current liabilities	**85,795**
Noncurrent liabilities	**1,495,419**

SUMMARIZED STATEMENTS OF OPERATIONS	(in 000s)
Year ended June 30, 2026	**GUARANTOR AND ISSUER**
Total revenues	**$ 123,960**
Income from continuing operations before income taxes	**55,541**
Net income from continuing operations	**42,766**
Net income	**40,044**

The table above reflects $1.8 billion of non-current intercompany receivables due to the Issuer from non-guarantor subsidiaries.

CRITICAL ACCOUNTING ESTIMATES

We consider the estimates discussed below to be critical to understanding our financial statements, as they require the use of significant judgment and estimation in order to measure, at a specific point in time, matters that are inherently uncertain. Specific methods and assumptions for these critical accounting estimates are described in the following paragraphs. We have reviewed and discussed each of these estimates with the Audit Committee of our Board of Directors. For all of these estimates, we caution that future events rarely develop precisely as forecasted and estimates routinely require adjustment and may require material adjustment.

See Item 8, note 1 to the consolidated financial statements for discussion of our significant accounting policies.

LITIGATION AND OTHER RELATED CONTINGENCIES –

Nature of Estimates Required. We accrue liabilities related to certain legal matters for which we believe it is probable that a loss has been incurred and the amount of such loss can be reasonably estimated. Assessing the likely outcome of pending or threatened litigation or other related loss contingencies, including the amount of potential loss, if any, is highly subjective.

Assumptions and Approach Used. We are subject to pending or threatened litigation and other related loss contingencies, which are described in Item 8, note 12 to the consolidated financial statements. It is our policy to routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required to be accrued, if any, for these contingencies is made after analysis of each known issue and an analysis of historical experience. In cases where we have concluded that a loss is only reasonably possible or remote, or is not reasonably estimable, no liability is accrued.

Sensitivity of Estimate to Change. It is reasonably possible that pending or future litigation and other related loss contingencies may vary from the amounts accrued. Our estimate of the aggregate range of reasonably possible losses includes (1) matters where a liability has been accrued and there is a reasonably possible loss in excess of the amount accrued for that liability, and (2) matters where a liability has not been accrued but we believe a loss is reasonably possible. This aggregate range represents only those losses as to which we are currently able to estimate a reasonably possible loss or range of loss. It does not represent our maximum loss exposure. As of June 30, 2026, we believe the estimate of the aggregate range of reasonably possible losses in excess of amounts accrued, where the range of loss can be estimated, is not material.

However, our judgments on whether a loss is probable, reasonably possible, or remote, and our estimates of probable loss amounts may differ from actual results due to difficulties in predicting changes in or interpretations of, laws, predicting the outcome of court trials, arbitration hearings, settlement discussions and related activity, predicting the outcome of class certification actions, and numerous other uncertainties. Due to the number of claims which are periodically asserted against us, and the magnitude of damages sought in those claims, actual losses in the future may significantly differ from our current estimates.

Our accrued liabilities for litigation and other related contingencies are disclosed in Item 8, note 12 to the consolidated financial statements.

INCOME TAXES – UNCERTAIN TAX POSITIONS –

Nature of Estimates Required. The income tax laws of jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and applicable government taxing authorities. Income tax returns filed by us are based on our interpretation of these rules. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments, including interest or penalties. We accrue a liability for unrecognized tax benefits arising from uncertain tax positions reflecting our judgment as to the ultimate resolution of the applicable issues.

Assumptions and Approach Used. Differences between a tax position taken or expected to be taken in our tax returns and the amount of benefit recorded in our financial statements result in uncertain tax positions. Uncertain tax positions are recorded in the balance sheet as either a liability or reductions to recorded tax assets as applicable. Our uncertain tax positions arise from items such as apportionment of income for state purposes, transfer pricing, and the deductibility of intercompany transactions. We evaluate each uncertain tax position based on its technical merits. For each position, we consider all applicable information including relevant tax laws, the taxing authorities' potential position, our tax return position, and the possible settlement outcomes to determine the amount of liability to record. In making this determination, we assume the tax authority has all relevant information at its disposal.

Sensitivity of Estimate to Change. Our assessment of the technical merits and measurement of tax benefits associated with uncertain tax positions is subject to a high degree of judgment and estimation. Actual results may differ from our current judgments due to a variety of factors, including changes in law, interpretations of law by taxing authorities that differ from our assessments, changes in the jurisdictions in which we operate and results of routine tax examinations. We believe we have adequately provided for any reasonably foreseeable outcomes

related to these matters. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, or when statutes of limitation on potential assessments expire. As a result, our effective tax rate may fluctuate on a quarterly basis.

A schedule of changes in our uncertain tax positions during the last three years is included in Item 8, note 9 to the consolidated financial statements.

GOODWILL –

Nature of Estimates Required. We test goodwill for impairment annually as of February 1 or more frequently if events occur or circumstances change which would, more likely than not, reduce the fair value of a reporting unit below its carrying value. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative analysis. Our goodwill impairment analysis utilizes both income and market approaches, which includes revenue and expense forecasts, selection of market multiples of comparable publicly traded companies and selection of a discount rate, all of which are highly subjective.

Assumptions and Approach Used. Our goodwill impairment analysis is performed at the reporting unit level. Our valuation methods include a discounted cash flow model for the income approach and the guideline public company method for the market approach. The income approach requires significant management judgment with respect to revenue and expense forecasts and selection of an appropriate discount rate. The market approach requires significant assumptions related to the selection of comparable publicly traded companies and the market multiples. Changes in projections or assumptions could materially affect our estimate of reporting unit fair values. The use of different assumptions could increase or decrease estimated discounted future operating cash flows and could affect our conclusion regarding the existence or amount of potential impairment.

Sensitivity of Estimate to Change. Estimates of fair value may be adversely impacted by declining economic conditions and changes in the industries and markets in which we operate. Additionally, if future operating results of our reporting units are below our current modeled expectations, fair value estimates may decline. Any of these factors could result in future impairments, and those impairments could be significant.

A schedule of changes in our goodwill balances, including any impairment charges, is included in Item 8, note 6 to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

See Item 8, note 1 to the consolidated financial statements for any recently issued accounting pronouncements.

REGULATORY ENVIRONMENT

The federal government, various state, local, provincial and foreign governments, and some self-regulatory organizations have enacted statutes and ordinances, or adopted rules and regulations, regulating many aspects of our business. These aspects include, but are not limited to, commercial income tax return preparation, income tax courses, the electronic filing of income tax returns, the offering of RTs and RAs, privacy and data security, consumer protection, marketing and advertising, artificial intelligence, franchising, antitrust and competition, sales methods, and financial services and products. Regulatory attention in the area of financial services and products may in the future impact our program, our contractual arrangements with our bank partner or other partners, or the offering of financial services and products to our clients. We work to comply with those laws that are applicable to us or our services or products, and we continue to monitor developments in the regulatory environment in which we operate.

See further discussion of these items in our Item 1A. Risk Factors under "Legal and Regulatory Risks" of this Form 10-K.

From time to time, we receive inquiries from governmental authorities regarding the applicability of laws to our services and products and other matters relating to our business. We cannot predict what effect future laws, changes in interpretations of existing laws or the results of future governmental inquiries with respect to services and products or other matters relating to our business may have on our consolidated financial position, results of operations and cash flows. We have received certain governmental inquiries related to the IRS Free File Program

and our DIY tax preparation services. We may also be subject to future inquiries or other proceedings regarding these programs or other aspects of our business. Regulatory inquiries may result in us incurring additional expense, diversion of management's attention, adverse judgments, settlements, fines, penalties, injunctions or other relief. See additional discussion of legal matters in Item 8, note 12 to the consolidated financial statements.

NON-GAAP FINANCIAL INFORMATION

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Because these measures are not measures of financial performance under GAAP and are susceptible to varying calculations, they may not be comparable to similarly titled measures for other companies.

We consider our non-GAAP financial measures to be performance measures and a useful metric for management and investors to evaluate and compare the ongoing operating performance of our business. We make adjustments for certain non-GAAP financial measures related to material discrete tax impacts of IRS examination settlements, amortization of intangibles from acquisitions and goodwill impairments. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures.

We measure the performance of our business using a variety of metrics, including earnings before interest, taxes, depreciation and amortization (EBITDA) from continuing operations, adjusted EBITDA from continuing operations, adjusted net income from continuing operations, adjusted diluted earnings per share from continuing operations, free cash flow, and free cash flow yield. We also use EBITDA from continuing operations and pretax income of continuing operations, each subject to permitted adjustments, as performance metrics in incentive compensation calculations for our employees.

The following is a reconciliation of net income to EBITDA from continuing operations, which is a non-GAAP financial measure:

(in 000s)

Year ended	June 30, 2026	June 30, 2025
Net income - as reported	$ 733,596	$ 605,773
Discontinued operations, net	2,722	3,677
Net income from continuing operations - as reported	736,318	609,450
Add back:		
Income taxes	117,570	171,953
Interest expense	80,611	78,113
Depreciation and amortization	122,440	116,827
	320,621	366,893
EBITDA from continuing operations	$ 1,056,939	$ 976,343

The following is a reconciliation of our results from continuing operations to our adjusted results from continuing operations, which is a non-GAAP financial measure:

(in 000s, except per share amounts)

Year ended	June 30, 2026	June 30, 2025
Net income from continuing operations - as reported	$ 736,318	$ 609,450
Adjustments:		
Amortization of intangibles related to acquisitions (pretax)	46,870	44,673
Discrete tax impact of IRS examination settlements	(84,113)	—
Tax effect of adjustments[1]	(11,119)	(10,865)
Adjusted net income from continuing operations	$ 687,956	$ 643,258
Diluted earnings per share from continuing operations - as reported	$ 5.69	$ 4.42
Adjustments, net of tax	(0.38)	0.24
Adjusted diluted earnings per share from continuing operations	$ 5.31	$ 4.66

[1] The tax effect of adjustments is the difference between the tax provision calculation on a GAAP basis and on an adjusted non-GAAP basis.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

GENERAL – We have a formal investment policy that strives to minimize the market risk exposure of our cash equivalents, which are primarily affected by credit quality and movements in interest rates. The guidelines in our investment policy focus on managing liquidity and preserving principal and earnings.

Our cash equivalents are primarily held for liquidity purposes and are comprised of high quality, short-term investments, including money market funds and U.S. Treasuries. Because our cash and cash equivalents have a short maturity, our portfolio's market value is relatively insensitive to interest rate changes.

Interest expense on our CLOC borrowings is determined based on short-term interest rates. As our CLOC borrowings are generally seasonal, interest rate risk typically increases during the months of November through March. We had no outstanding balance on our 2025 CLOC as of June 30, 2026.

Our long-term debt as of June 30, 2026, consists of fixed-rate Senior Notes; therefore, a change in interest rates would have no impact on consolidated pretax earnings until these notes mature or are refinanced. The interest we pay on our Senior Notes is fixed and is subject to adjustment based upon our credit ratings. See Item 8, note 7 to the consolidated financial statements.

FOREIGN EXCHANGE RATE RISK

Our operations in international markets are exposed to movements in currency exchange rates. The currencies primarily involved are the Canadian dollar and the Australian dollar. We translate revenues and expenses related to these operations at the average of exchange rates in effect during the period. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates at the end of the year. Translation adjustments are recorded as a separate component of other comprehensive income in stockholders' equity. Translation of financial results into U.S. dollars does not presently materially affect, and has not historically materially affected, our consolidated financial results, although such changes do affect the year-to-year comparability of the operating results in U.S. dollars of our international businesses. The impact of changes in foreign exchange rates during the period on our international cash balances resulted in a decrease of $4.9 million and $0.1 million during the years ended June 30, 2026 and 2025, respectively. We estimate a 10% change in foreign exchange rates by itself would impact consolidated pretax income for the years ended June 30, 2026 and 2025 by $5.1 million and $4.5 million, respectively, and cash balances, excluding restricted balances, as of June 30, 2026 and 2025 by $23.3 million and $19.7 million, respectively.

We generally use foreign exchange forward contracts to mitigate foreign currency exchange rate risk for loans we advance to our Canadian operations. We had no forward contracts outstanding at June 30, 2026 or 2025.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

DISCUSSION OF FINANCIAL RESPONSIBILITY

H&R Block's management is responsible for the integrity and objectivity of the information contained in this document. Management is responsible for the consistency of reporting this information and for ensuring that accounting principles generally accepted in the U.S. are properly applied. In discharging this responsibility, management maintains an extensive program of internal audits and requires members of management to certify financial information within their scope of management. Our system of internal control over financial reporting also includes formal policies and procedures, including a Code of Business Ethics and Conduct that reinforces our commitment to ethical business conduct and is designed to encourage our employees and directors to act with high standards of integrity in all that they do.

The Audit Committee of the Board of Directors, composed solely of independent outside directors, meets periodically with management, the independent auditor and the Vice President, Audit Services (our chief internal auditor) to review matters relating to our financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent auditors. The independent auditor and the Vice President, Audit Services have full access to the Audit Committee and meet with the committee, both with and without management present, to discuss the scope and results of their audits, including internal controls and financial matters.

Deloitte & Touche LLP audited our consolidated financial statements for the fiscal years 2026, 2025 and 2024. The audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 12a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), using the 2013 framework, as of June 30, 2026.

Based on our assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2026, the Company's internal control over financial reporting was effective based on the criteria set forth by COSO, using the 2013 framework. The Company's external auditor, Deloitte & Touche LLP, an independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting.

/s/ Curtis A. Campbell	/s/ Tiffany L. Mason
Curtis A. Campbell	Tiffany L. Mason
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of H&R Block, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of H&R Block, Inc. and subsidiaries (the "Company") as of June 30, 2026 and 2025, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes - Uncertain Tax Positions - Refer to Note 9 to the consolidated financial statements

Critical Audit Matter Description

The Company operates in multiple income tax jurisdictions both within the United States and internationally. Accordingly, management must determine the appropriate allocation of income to each of these jurisdictions based on transfer pricing analyses of comparable companies and predictions of future economic conditions.

Transfer pricing terms and conditions may be scrutinized by local tax authorities during an audit and any resulting changes may impact the mix of earnings in countries with differing statutory tax rates. The Company accrues a liability for unrecognized tax benefits arising from uncertain tax positions reflecting their judgment as to the ultimate resolution of the applicable issues. For each position, management considers all applicable information including relevant tax laws, the taxing authorities' potential position, management's tax return position, and the possible settlement outcomes to determine the amount of liability to record.

We identified the Company's determination of uncertain tax positions measured in accordance with the Company's transfer pricing policies as a critical audit matter because of the significant judgment in the application of the tax law in applying the arm's-length standard to intercompany transactions and scrutiny by local tax authorities. The significant level of judgment increases the uncertainty in evaluating the valuation of tax balances, including any uncertain tax positions that relate to the Company's transfer pricing. As a result, we utilized a high degree of auditor judgment and increased the extent of work performed, including involving our income tax specialists to evaluate whether management's judgments in interpreting and applying tax laws were appropriate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's uncertain tax positions for transfer pricing included the following, among others:

- We tested the effectiveness of controls over management's evaluation and determination of uncertain tax positions. This evaluation includes management's assessment of tax positions taken by the Company on its tax returns, including transfer pricing terms and conditions, and the related recorded amounts for uncertain tax positions.
- With the assistance of our income tax specialists, we evaluated the Company's transfer pricing methodologies and performed the following:
    - Evaluated the appropriateness of management's application of jurisdictional tax regulations in applying the arm's length standard to intercompany transactions.
    - Evaluated the application of the transfer pricing method to transactions subject to transfer pricing.
    - Tested the application of the transfer pricing policies by legal entity through an independent calculation.
    - Evaluated management's approach to identifying uncertain tax positions related to changes in the transfer pricing terms and conditions and tested the calculation of the tax positions at the individual legal entity level and at the consolidated level.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

August 14, 2026

We have served as the Company's auditor since 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of H&R Block, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of H&R Block, Inc. and subsidiaries (the "Company") as of June 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended June 30, 2026, of the Company and our report dated August 14, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Kansas City, Missouri

August 14, 2026

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in 000s, except per share amounts)

Year ended June 30,	2026	2025	2024
REVENUES:			
Service revenues	**$ 3,664,040**	$ 3,473,932	$ 3,302,337
Royalty, product and other revenues	**281,352**	287,063	308,010
	3,945,392	3,760,995	3,610,347
OPERATING EXPENSES:			
Costs of revenues	**2,196,407**	2,086,111	1,991,566
Selling, general and administrative	**841,299**	846,914	813,504
Total operating expenses	**3,037,706**	2,933,025	2,805,070
Other income (expense), net	**26,813**	31,546	36,125
Interest expense on borrowings	**(80,611)**	(78,113)	(79,080)
Income from continuing operations before income taxes	**853,888**	781,403	762,322
Income taxes	**117,570**	171,953	164,359
Net income from continuing operations	**736,318**	609,450	597,963
Net loss from discontinued operations, net of tax benefits of $812, $1,100 and $790	**(2,722)**	(3,677)	(2,646)
NET INCOME	**$ 733,596**	$ 605,773	$ 595,317
BASIC EARNINGS PER SHARE:			
Continuing operations	**$ 5.74**	$ 4.47	$ 4.20
Discontinued operations	**(0.02)**	(0.02)	(0.02)
Consolidated	**$ 5.72**	$ 4.45	$ 4.18
DILUTED EARNINGS PER SHARE:			
Continuing operations	**$ 5.69**	$ 4.42	$ 4.14
Discontinued operations	**(0.03)**	(0.03)	(0.02)
Consolidated	**$ 5.66**	$ 4.39	$ 4.12
COMPREHENSIVE INCOME:			
Net income	**$ 733,596**	$ 605,773	$ 595,317
Change in foreign currency translation adjustments	**(16,333)**	1,090	(11,746)
Other comprehensive income (loss)	**(16,333)**	1,090	(11,746)
Comprehensive income	**$ 717,263**	$ 606,863	$ 583,571

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in 000s, except share and per share amounts)

As of	June 30, 2026	June 30, 2025
ASSETS		
Cash and cash equivalents	**$ 958,706**	$ 983,277
Cash and cash equivalents - restricted	**19,195**	19,862
Receivables, less allowance for credit losses of $57,504 and $55,775	**58,248**	63,621
Prepaid expenses and other current assets	**89,408**	95,788
Total current assets	**1,125,557**	1,162,548
Property and equipment, at cost, less accumulated depreciation and amortization of $863,795 and $828,744	**141,456**	135,068
Operating lease right of use asset	**597,641**	521,215
Intangible assets, net	**266,986**	259,412
Goodwill	**812,543**	802,053
Deferred tax assets and income taxes receivable	**239,745**	317,691
Other noncurrent assets	**72,423**	65,911
Total assets	**$ 3,256,351**	$ 3,263,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	**$ 156,330**	$ 144,046
Accrued salaries, wages and payroll taxes	**121,878**	107,375
Accrued income taxes and reserves for uncertain tax positions	**266,184**	296,244
Current portion of long-term debt	**—**	349,893
Operating lease liabilities	**228,760**	209,203
Deferred revenue and other current liabilities	**220,273**	191,849
Total current liabilities	**993,425**	1,298,610
Long-term debt	**1,491,493**	1,143,305
Deferred tax liabilities and reserves for uncertain tax positions	**163,660**	306,134
Operating lease liabilities	**382,100**	322,847
Deferred revenue and other noncurrent liabilities	**108,185**	104,106
Total liabilities	**3,138,863**	3,175,002
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, no par, stated value $.01 per share, 800,000,000 shares authorized, shares issued of 153,831,735 and 164,367,434	**1,538**	1,644
Additional paid-in capital	**784,363**	766,998
Accumulated other comprehensive loss	**(64,088)**	(47,755)
Retained earnings	**30,782**	12,061
Less treasury shares of 29,657,150 and 30,420,033, at cost	**(635,107)**	(644,052)
Total stockholders' equity	**117,488**	88,896
Total liabilities and stockholders' equity	**$ 3,256,351**	$ 3,263,898

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in 000s)

Year ended June 30,	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 733,596**	$ 605,773	$ 595,317
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**122,440**	116,827	121,784
Provision for credit losses	**64,878**	65,191	82,567
Deferred taxes	**13,996**	(34,612)	(40,940)
Stock-based compensation	**30,478**	32,503	34,277
Changes in assets and liabilities, net of acquisitions:			
Receivables	**(69,094)**	(62,247)	(108,394)
Prepaid expenses, other current and noncurrent assets	**(5,324)**	3,183	(7,287)
Accounts payable, accrued expenses, salaries, wages and payroll taxes	**13,565**	(23,009)	(4,662)
Deferred revenue, other current and noncurrent liabilities	**33,529**	(1,575)	(28,507)
Income tax receivables, accrued income taxes and income tax reserves	**(97,079)**	(20,613)	75,444
Other, net	**(2,290)**	(538)	1,261
Net cash provided by operating activities	**838,695**	680,883	720,860
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	**(82,614)**	(82,034)	(63,678)
Payments made for business acquisitions, net of cash acquired	**(57,639)**	(35,518)	(43,358)
Franchise loans funded	**(18,453)**	(21,705)	(18,891)
Payments from franchisees	**28,097**	23,786	24,926
Other, net	**5,800**	10,098	7,143
Net cash used in investing activities	**(124,809)**	(105,373)	(93,858)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of line of credit borrowings	**(2,375,000)**	(1,950,000)	(1,025,000)
Proceeds from line of credit borrowings	**2,375,000**	1,950,000	1,025,000
Repayments of long-term debt	**(350,000)**	—	—
Proceeds from issuance of long-term debt	**346,980**	—	—
Dividends paid	**(211,005)**	(197,330)	(179,775)
Repurchase of common stock, including shares surrendered	**(512,905)**	(437,133)	(379,569)
Other, net	**(7,290)**	(12,980)	(4,967)
Net cash used in financing activities	**(734,220)**	(647,443)	(564,311)
Effects of exchange rate changes on cash	**(4,904)**	(121)	(2,814)
Net increase (decrease) in cash and cash equivalents, including restricted balances	**(25,238)**	(72,054)	59,877
Cash, cash equivalents and restricted cash, beginning of the period	**1,003,139**	1,075,193	1,015,316
Cash, cash equivalents and restricted cash, end of the period	**$ 977,901**	$ 1,003,139	$ 1,075,193
SUPPLEMENTARY CASH FLOW DATA:			
Income taxes paid (received), net (includes payments for purchased investment tax credits)	**$ 202,134**	$ 226,820	$ 131,173
Interest paid on borrowings	**76,728**	74,639	75,694
Accrued additions to property and equipment	**3,996**	2,591	3,052
Accrued dividends payable to common shareholders	**52,627**	50,208	44,653

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(amounts in 000s, except per share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)[1]	Retained Earnings (Deficit)	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balances as of July 1, 2023	178,936	$ 1,789	$ 770,376	$ (37,099)	$ (48,677)	(32,786)	$ (654,325)	$ 32,064
Net income	—	—	—	—	595,317	—	—	595,317
Other comprehensive loss	—	—	—	(11,746)	—	—	—	(11,746)
Stock-based compensation	—	—	30,733	—	—	—	—	30,733
Stock-based awards exercised or vested	—	—	(33,794)	—	(3,703)	2,305	46,267	8,770
Acquisition of treasury shares[2]	—	—	—	—	—	(844)	(29,449)	(29,449)
Repurchase and retirement of common shares	(8,020)	(80)	(4,732)	—	(348,808)	—	—	(353,620)
Cash dividends declared - $1.28 per share	—	—	—	—	(181,475)	—	—	(181,475)
Balances as of June 30, 2024	170,916	$ 1,709	$ 762,583	$ (48,845)	$ 12,654	(31,325)	$ (637,507)	$ 90,594
Net income	—	—	—	—	605,773	—	—	605,773
Other comprehensive income	—	—	—	1,090	—	—	—	1,090
Stock-based compensation	—	—	31,132	—	—	—	—	31,132
Stock-based awards exercised or vested	—	—	(22,788)	—	(3,377)	1,492	30,490	4,325
Acquisition of treasury shares[2]	—	—	—	—	—	(587)	(37,035)	(37,035)
Repurchase and retirement of common shares	(6,549)	(65)	(3,929)	—	(400,104)	—	—	(404,098)
Cash dividends declared - $1.50 per share	—	—	—	—	(202,885)	—	—	(202,885)
Balances as of June 30, 2025	164,367	$ 1,644	$ 766,998	$ (47,755)	$ 12,061	(30,420)	$ (644,052)	$ 88,896
Net income	—	—	—	—	**733,596**	—	—	**733,596**
Other comprehensive income	—	—	—	**(16,333)**	—	—	—	**(16,333)**
Stock-based compensation	—	—	**30,402**	—	—	—	—	**30,402**
Stock-based awards exercised or vested	—	—	**(6,821)**	—	**(2,521)**	**1,015**	**21,598**	**12,256**
Acquisition of treasury shares[2]	—	—	—	—	—	**(252)**	**(12,653)**	**(12,653)**
Repurchase and retirement of common shares	**(10,535)**	**(106)**	**(6,216)**	—	**(498,930)**	—	—	**(505,252)**
Cash dividends declared - $1.68 per share	—	—	—	—	**(213,424)**	—	—	**(213,424)**
Balances as of June 30, 2026	**153,832**	**$ 1,538**	**$ 784,363**	**$ (64,088)**	**$ 30,782**	**(29,657)**	**$ (635,107)**	**$ 117,488**

[1] The balance of our accumulated other comprehensive income (loss) consists of foreign currency translation adjustments.
[2] Represents shares swapped or surrendered to us in connection with the vesting or exercise of stock-based awards.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS – Our subsidiaries provide assisted and do-it-yourself (DIY) tax return preparation solutions through multiple channels (including in-person, online and mobile applications, virtual, and desktop software) and distribute H&R Block-branded services and products, including those of our bank partners, to the general public primarily in the United States (U.S.), Canada and Australia. Tax returns are either prepared by H&R Block tax professionals (in company-owned or franchise offices, virtually or via an online review) or prepared and filed by our clients through our DIY tax solutions. We also offer small business solutions through our company-owned and franchise offices (including in-person, online and virtual) and online through Wave.

"H&R Block," "the Company," "we," "our" and "us" are used interchangeably to refer to H&R Block, Inc., to H&R Block, Inc. and its subsidiaries, or to H&R Block, Inc.'s operating subsidiaries, as appropriate to the context.

PRINCIPLES OF CONSOLIDATION – The consolidated financial statements include the accounts of the Company and our subsidiaries. Intercompany transactions and balances have been eliminated.

DISCONTINUED OPERATIONS – Our discontinued operations include the results of operations of Sand Canyon Corporation, previously known as Option One Mortgage Corporation, which exited its mortgage business in fiscal year 2008.

SEGMENT INFORMATION – We report a single segment that includes all of our continuing operations.

MANAGEMENT ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates, assumptions and judgments are applied in the evaluation of contingent losses associated with pending claims and litigation, reserves for uncertain tax positions, and fair value of reporting units. Estimates have been prepared based on the best information available as of each balance sheet date. As such, actual results could differ materially from those estimates.

CASH AND CASH EQUIVALENTS – All non-restricted highly liquid instruments maturing within three months at acquisition are considered to be cash equivalents.

Outstanding checks in excess of funds on deposit (book overdrafts) included in accounts payable totaled $3.6 million and $2.4 million as of June 30, 2026 and 2025, respectively.

CASH AND CASH EQUIVALENTS – RESTRICTED – Cash and cash equivalents – restricted consists primarily of cash held by our captive insurance subsidiary that is expected to be used to pay claims.

RECEIVABLES AND RELATED ALLOWANCES – Our trade receivables consist primarily of accounts receivable from tax clients for tax return preparation and related fees. The allowance for credit losses for these receivables requires management's judgment regarding collectibility and current economic conditions to establish an amount considered by management to be adequate to cover estimated losses as of the balance sheet date. Losses from tax clients for tax return preparation and related fees are not specifically identified and charged off; instead they are evaluated on a pooled basis. At the end of the fiscal year the outstanding balances on these receivables are evaluated based on collections received and expected collections over subsequent years. We establish an allowance for credit losses at an amount that we believe reflects the receivable at net realizable value. Typically in December of each year we charge-off the receivables to an amount we believe represents the net realizable value.

Our financing receivables consist primarily of participations in H&R Block Emerald Advance® (EA) term loans, loans made to franchisees, and amounts due under H&R Block's Instant Refund® (Instant Refund).

Our accounting policies related to receivables and related allowances are discussed further in note 4.

PROPERTY AND EQUIPMENT – Buildings, equipment and leasehold improvements are initially recorded at cost and are depreciated over the estimated useful life of the assets using the straight-line method. Estimated useful lives are generally 15 to 40 years for buildings, two to five years for computers and other equipment, three to five

years for purchased software and up to eight years for leasehold improvements. Property and equipment is retired when no longer in use.

GOODWILL AND INTANGIBLE ASSETS – Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized, but rather is tested for impairment annually as of February 1, or more frequently if indications of potential impairment exist.

Intangible assets, including internally-developed software, with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Intangible assets are typically amortized over the estimated useful life of the assets using the straight-line method. Fully amortized intangible assets are retired at the end of their economic useful life.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If, based on a review of qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying value, we perform a quantitative analysis. If the quantitative analysis indicates the carrying value of a reporting unit exceeds its fair value, we measure any goodwill impairment losses as the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to that reporting unit. See additional discussion in note 6.

LEASES – Operating lease right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and operating lease liabilities represent our obligation to make lease payments arising from the lease. The majority of our lease portfolio consists of retail office space in the U.S., Canada, and Australia. The contract terms for these retail offices generally are from May 1 to April 30, and generally run two to five years.

We record operating lease ROU assets and operating lease liabilities based on the discounted future minimum lease payments over the term of the lease. We generally do not include renewal options in the term of the lease. As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the lease term and geographic location in calculating the discounted future minimum lease payments.

We recognize lease expenses for our operating leases on a straight-line basis. For lease payments that are subject to adjustments based on indexes or rates, the most current index or rate adjustments were included in the measurement of our ROU assets and lease liabilities at commencement of the lease. Variable lease costs, including non-lease components (such as common area maintenance, utilities, insurance, and taxes) and certain index-based changes in lease payments, are expensed as incurred. Our ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

FOREIGN CURRENCY – The financial statements of the Company's foreign operations are translated into U.S. dollars. Assets and liabilities are translated at current exchange rates as of the balance sheet date, equity accounts at historical exchange rates, while income statement accounts are translated at the average rates in effect during the year. Translation adjustments are not included in net income, but are recorded as a separate component of other comprehensive income in stockholders' equity. Foreign currency gains and losses included in operating results for fiscal years 2026, 2025 and 2024 were not material.

TREASURY SHARES – We record shares of common stock repurchased by us as treasury shares, at cost, resulting in a reduction of stockholders' equity. Periodically, we may retire shares held in treasury as determined by our Board of Directors. We typically reissue treasury shares as part of our stock-based compensation programs. When shares are reissued, we determine the cost using the average cost method.

FAIR VALUE MEASUREMENT – We use the following classification of financial instruments pursuant to the fair value hierarchy methodologies for assets measured at fair value:

- Level 1 – inputs to the valuation are quoted prices in an active market for identical assets.
- Level 2 – inputs to the valuation include quoted prices for similar assets in active markets utilizing a third-party pricing service to determine fair value.
- Level 3 – valuation is based on significant inputs that are unobservable in the market and our own estimates of assumptions that we believe market participants would use in pricing the asset.

Assets measured on a recurring basis are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date.

Fair value estimates, methods and assumptions are set forth below. The fair value was not estimated for assets and liabilities that are not considered financial instruments.

- Cash and cash equivalents, including restricted – Fair value approximates the carrying amount (Level 1).
- Receivables, net – short-term – For short-term balances the carrying values reported in the balance sheet approximate fair market value due to the relative short-term nature of the respective instruments (Level 1).
- Receivables, net – long-term – The carrying values for the long-term portion of loans to franchisees approximate fair market value due to variable interest rates, low historical delinquency rates and franchise territories serving as collateral (Level 1). Long-term EA, Refund Transfer (RT) and Instant Refund receivables are carried at net realizable value which approximates fair value (Level 3). Net realizable value is determined based on historical and projected collection rates.
- Long-term debt – The fair value of our Senior Notes is based on quotes from multiple banks (Level 2). See note 7 for fair value.
- Contingent consideration – Fair value approximates the carrying amount (Level 3). See note 10 for the carrying amount.

REVENUE RECOGNITION – Revenue is recognized when a contract has been established with a customer and when we satisfy the performance obligations by the transfer of a service or product to the customer. Revenue is the amount of consideration we expect to receive for our services and products and excludes sales taxes. The majority of our services and products have multiple performance obligations. We have certain services for which, the various performance obligations are generally provided simultaneously at a point in time, and revenue is recognized at that time. We have certain services and products where we have multiple performance obligations that are provided at various points in time. For these services and products, we allocate the transaction price to the various performance obligations based on relative standalone selling prices and recognize the revenue when the respective performance obligations have been satisfied. We have determined that our contracts do not contain a significant financing component.

Service revenues consist of assisted and online tax preparation revenues, fees for electronic filing, revenues from RTs, Emerald Card®, Spruce℠, Peace of Mind® (POM), Tax Identity Shield® (TIS) and small business services, including Wave®.

Assisted tax preparation. Services include tax preparation and electronic filing or printing of the completed tax return. Revenues from tax preparation and printing for clients that choose to print and mail their returns, are recognized when a completed return is accepted by the customer, generally at payment. Revenues for electronic filing are recognized when the return is electronically filed.

Royalties. Revenues are based on contractual percentages of franchise gross receipts and are generally recorded in the period in which the services are provided by the franchisee to the customer.

DIY tax preparation. Revenues include fees for online and desktop tax preparation software and for electronic filing or printing. Revenues for online software and printing for clients that choose to print and mail their returns, are recognized when the customer uses the software to complete a return and the completed return is accepted by the customer. Revenues for desktop software are recognized when the software is sold to the end user. Revenues for electronic filing are recognized when the return is electronically filed.

Refund Transfer. Revenues are recognized when the Internal Revenue Service (IRS) filing acknowledgment is received and the bank account is established at our bank partner, Pathward®, N.A. (Pathward), a wholly-owned subsidiary of Pathward Financial, Inc.

Emerald Card® and Spruce℠. Revenues consist of interchange income from the use of debit cards and fees paid by cardholders. Interchange income is a fee paid by merchants to our bank partner through the card networks. Revenues associated with Emerald Card® and Spruce℠ are recognized based on card network authorization of cardholder transactions.

Peace of Mind® Extended Service Plan. Revenues are initially deferred and recognized over the term of the plan, based on the historical pattern of actual claims paid, as claims paid represent the transfer of POM services to

the customer. The plan is effective for the life of the tax return, which can be up to six years; however, the majority of claims are incurred in years two and three after the sale of POM. POM has multiple performance obligations where we represent our clients if they are audited by a taxing authority, and assume the cost, subject to certain limits, of additional taxes owed by a client resulting from errors attributable to H&R Block. Incremental wages are also deferred and recognized over the term of the plan, in conjunction with the revenues earned.

Tax Identity Shield®. Revenues are initially deferred and are recognized as the various services are provided to the client, either by us or a third party, throughout the term of the contract, which generally ends on April 30th of the following year. TIS has multiple performance obligations where we provide clients assistance in helping protect their tax identity and access to services to help restore their tax identity, if necessary. Protection services include a daily scan of the dark web for personal information, a monthly scan for the client's social security number in credit header data, notifying clients if their information is detected on a tax return filed through H&R Block, obtaining additional IRS identity protections when eligible, and in our Plus plan, an identity health score which provides insight into the likelihood of future identity fraud.

Interest and fee income on Emerald Advance®. Interest income is recorded over the life of the loan and late fees are recorded when the loan becomes 15 days past due.

Wave®. Revenues primarily consist of fees received to process payment transactions and are generally calculated as a percentage of the transaction amounts processed. Revenues are recognized upon authorization of the transaction.

MARKETING AND ADVERTISING – Marketing and advertising costs are expensed as used and totaled $277.8 million, $285.8 million and $277.7 million in fiscal years 2026, 2025 and 2024, respectively.

EMPLOYEE BENEFIT PLANS – We have a 401(k) defined contribution plan in the U.S., and similar plans internationally, covering eligible full-time and seasonal employees following the completion of an eligibility period. Employer contributions to these plans are discretionary and totaled $30.0 million, $28.9 million and $25.7 million for continuing operations in fiscal years 2026, 2025 and 2024, respectively.

We have severance plans covering executives and eligible regular full-time or part-time active employees who incur a qualifying termination. Expenses related to severance benefits for continuing operations totaled $7.5 million, $8.4 million and $2.6 million in fiscal years 2026, 2025 and 2024, respectively.

NEW ACCOUNTING PRONOUNCEMENTS – In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2023-09 (ASU 2023-09), "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires companies to consistently categorize and disclose more detailed information about the income tax rate reconciliation and income taxes paid. The new disclosures include specific categories in the rate reconciliation, income taxes paid by federal, state, and foreign jurisdiction, and disaggregated pretax income and income tax expense between domestic and foreign jurisdictions. We adopted ASU 2023-09 during the year ended June 30, 2026, which will be applied on a prospective basis. The requirements of this ASU are disclosure-related and did not have an impact on our statement of operations or balance sheet. See Note 9.

NOTE 2: REVENUE RECOGNITION

The majority of our revenues are from our U.S. tax services business. The following table disaggregates our U.S. revenues by major service line, with revenues from our international tax services businesses and from Wave® included as separate lines:

(in 000s)

Year ended June 30,	2026	2025	2024
Revenues:			
U.S. assisted tax preparation	$ 2,560,895	$ 2,413,229	$ 2,274,835
U.S. royalties	185,429	192,877	204,802
U.S. DIY tax preparation	384,618	383,738	349,812
Refund Transfers	145,132	137,526	142,249
Peace of Mind® Extended Service Plan	84,611	87,326	93,087
Tax Identity Shield®	34,185	29,920	33,386
Emerald Card® and Spruce[SM]	68,815	72,888	76,093
Interest and fee income on Emerald Advance®	30,653	28,958	40,933
International	265,382	246,993	247,123
Wave®	122,694	109,222	96,472
Other	62,978	58,318	51,555
Total revenues	$ 3,945,392	$ 3,760,995	$ 3,610,347

Changes in the balances of deferred revenue and wages for POM are as follows:

(in 000s)

POM	Deferred Revenue		Deferred Wages	
Year ended June 30,	2026	2025	2026	2025
Balance, beginning of the year	$ 149,302	$ 156,610	$ 19,884	$ 20,212
Amounts deferred	111,349	94,888	14,317	12,755
Amounts recognized on previous deferrals	(96,497)	(102,196)	(12,461)	(13,083)
Balance, end of the year	$ 164,154	$ 149,302	$ 21,740	$ 19,884

As of June 30, 2026, deferred revenue related to POM was $164.2 million. We expect that $93.0 million will be recognized over the next twelve months, while the remaining balance will be recognized over the following five years. POM deferred revenues are included in deferred revenue and other liabilities in the consolidated balance sheets. POM deferred wages are included in prepaid expenses and other current assets and other noncurrent assets.

As of June 30, 2026 and 2025, TIS deferred revenue was $28.2 million and $22.6 million, respectively. The related liabilities are included in deferred revenue and other current liabilities in the consolidated balance sheets. All deferred revenue related to TIS as of June 30, 2026 will be recognized by April 2027.

A significant portion of our accounts receivable balances arise from services and products that we provide to our customers, with the exception of those related to EAs which arise from purchased participation interests with our bank partner. The majority of our receivables are related to RTs. Generally the prices of our services and products are fixed and determinable at the time of sale. For RTs, we record a receivable for our fees which is then collected at the time the IRS issues the client's refund. Our receivables from customers are generally collected on a periodic basis during and subsequent to the tax season. See note 4 for our accounts receivable balances.

NOTE 3: EARNINGS PER SHARE

Basic and diluted earnings per share is computed using the two-class method. The two-class method is an earnings allocation formula that determines net income per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. Per share amounts are computed by dividing net income from continuing operations attributable to common shareholders by the weighted average shares outstanding during each period.

The computations of basic and diluted earnings per share from continuing operations are as follows:

(in 000s, except per share amounts)

Year ended June 30,	2026	2025	2024
Net income from continuing operations attributable to shareholders	**$ 736,318**	$ 609,450	$ 597,963
Amounts allocated to participating securities	**(3,686)**	(2,771)	(2,390)
Net income from continuing operations attributable to common shareholders	**$ 732,632**	$ 606,679	$ 595,573
Basic weighted average common shares	**127,644**	135,629	141,932
Potential dilutive shares	**1,222**	1,711	1,958
Dilutive weighted average common shares	**128,866**	137,340	143,890
Earnings per share from continuing operations attributable to common shareholders:			
Basic	**$ 5.74**	$ 4.47	$ 4.20
Diluted	**5.69**	4.42	4.14

Diluted earnings per share excludes the impact of shares of common stock issuable upon the lapse of certain restrictions or the exercise of options to purchase 0.9 million, 0.3 million and 0.1 million shares of stock for fiscal years 2026, 2025 and 2024, respectively, as the effect would be antidilutive.

NOTE 4: RECEIVABLES

Receivables, net of their related allowance, consist of the following:

(in 000s)

As of	June 30, 2026		June 30, 2025	
	Short-term	**Long-term**	Short-term	Long-term
Loans to franchisees	**$ 5,596**	**$ 11,336**	$ 7,386	$ 16,402
Receivables for U.S. assisted and DIY tax preparation and related fees	**13,667**	**11,943**	15,896	6,361
H&R Block's Instant Refund® receivables	**1,258**	**878**	2,243	939
Emerald Advance®	**11,133**	**24,786**	13,899	22,816
Software receivables from retailers	**1,623**	**—**	2,582	—
Royalties and other receivables from franchisees	**2,487**	**—**	4,414	—
Wave® payment processing receivables	**3,556**	**—**	1,533	—
Other	**18,928**	**649**	15,668	498
	$ 58,248	**$ 49,592**	$ 63,621	$ 47,016

Balances presented above as short-term are included in receivables, while the long-term portions are included in other noncurrent assets in the consolidated balance sheets.

Loans to Franchisees. Franchisee loan balances consist of term loans made primarily to finance the purchase of franchises and short-term lines of credit primarily for the purpose of funding seasonal working capital needs. Loans with a principal balance more than 90 days past due or on non-accrual status were $2.5 million and $3.1 million as of June 30, 2026 and June 30, 2025, respectively.

The credit quality of these receivables is assessed at origination at an individual franchisee level. Payment history is monitored on a regular basis. Based upon our internal analysis and underwriting activities, we believe all loans to franchisees are of similar credit quality. Loans are evaluated for collectibility when they become delinquent or more than 90 days past due. Amounts deemed to be uncollectible are written off to bad debt expense and bad debt related to these loans has typically been immaterial. Additionally, the franchise territory serves as additional protection in the event a franchisee defaults on the loan, as we may revoke franchise rights, write off the remaining balance of the loan and refranchise the territory or begin operating it as company-owned.

H&R Block's Instant Refund®. Our Canadian operations advance refunds due to certain clients from the Canada Revenue Agency (CRA), in exchange for a fee. The total fee we charge for this service is mandated by legislation which is administered by the CRA. The client assigns to us the full amount of the tax refund to be issued by the CRA and the refund is then sent by the CRA directly to us. The amount we advance to clients under this program is the amount of their estimated refund, less our fees, any amounts expected to be withheld by the CRA for amounts the client may owe to government authorities and any amounts owed to us from prior years. The CRA system for tracking amounts due to various government agencies also indicates if the client has already filed a return, does not exist in CRA records, or is bankrupt. This serves to greatly reduce the amounts of uncollectible receivables and the risk of fraudulent returns. H&R Block's Instant Refund® amounts are generally received from the CRA within 60 days of filing the client's return, with the remaining balance collectible from the client.

Credit losses from these receivables are not specifically identified and charged off; instead we review the credit quality of these receivables on a pooled basis, segregated by the tax return year of origination with older years being deemed more unlikely to be repaid. At the end of the fiscal year, the outstanding balances on these receivables are evaluated based on collections received and expected collections over subsequent tax seasons. We establish an allowance for credit losses at an amount that we believe reflects the receivable at net realizable value. In December of each year we charge-off the receivables to an amount we believe represents the net realizable value.

Balances and amounts on non-accrual status, classified as impaired, or more than 60 days past due, by tax return year of origination, as of June 30, 2026 are as follows:

(in 000s)

Tax return year of origination	Balance	More Than 60 Days Past Due
2025	$ **1,663**	$ **1,117**
2024 and prior	**1,000**	**1,000**
	2,663	$ **2,117**
Allowance	**(527)**	
Net balance	$ **2,136**	

H&R Block Emerald Advance®. EA term loans are offered by our bank partner to clients, in November and December, in amounts of $350 to $1,500. EA term loans are interest bearing with principal and interest due in full on March 31, late fees assessed as of April 14, and any amounts unpaid are placed on non-accrual status as of April 30. We purchase participation interests in their loans, as discussed further in note 10.

Credit losses from EAs are not specifically identified and charged off; instead we review the credit quality of our purchased participation interest in EA receivables on a pooled basis, which are segregated by the fiscal year of origination with older years being deemed more unlikely to be repaid. At the end of the fiscal year, the outstanding balances on these receivables are evaluated based on collections received and expected collections over subsequent years. We establish an allowance for credit losses at an amount that we believe reflects the receivable at net realizable value. In December of each year, we charge-off the receivables and the related allowance for EA term loans to an amount we believe represents the net realizable value.

Balances and amounts on non-accrual status, classified as impaired, or more than 60 days past due, by fiscal year of origination as of June 30, 2026, are as follows:

(in 000s)

Fiscal year of origination	Balance	Non-Accrual
2026	$ **28,955**	$ **28,955**
2025 and prior	**24,566**	**24,566**
	53,521	$ **53,521**
Allowance	**(17,602)**	
Net balance	$ **35,919**	

Allowance for Credit Losses. Activity in the allowance for credit losses for EAs and all other short-term and long-term receivables for the years ended June 30, 2026, 2025 and 2024 is as follows:

(in 000s)

	EAs	All Other	Total
Balances as of July 1, 2023	$ 27,386	$ 35,108	$ 62,494
Provision for credit losses	33,864	48,703	82,567
Charge-offs, recoveries and other	(27,714)	(38,484)	(66,198)
Balances as of June 30, 2024	33,536	45,327	78,863
Provision for credit losses	19,663	45,528	65,191
Charge-offs, recoveries and other	(33,536)	(45,699)	(79,235)
Balances as of June 30, 2025	19,663	45,156	64,819
Provision for credit losses	**17,602**	**47,276**	**64,878**
Charge-offs, recoveries and other	**(19,663)**	**(44,901)**	**(64,564)**
Balances as of June 30, 2026	**$ 17,602**	**$ 47,531**	**$ 65,133**

For the year ended June 30, 2026, there were $19.7 million of gross charge-offs related to EAs which were originated in fiscal year 2025.

NOTE 5: PROPERTY AND EQUIPMENT

The components of property and equipment, net of accumulated depreciation and amortization, are as follows:

(in 000s)

As of	**June 30, 2026**	June 30, 2025
Buildings	**$ 10,240**	$ 12,919
Computers and other equipment	**62,881**	54,853
Leasehold improvements	**67,792**	66,758
Purchased software	**155**	151
Land and other non-depreciable assets	**388**	387
	$ 141,456	$ 135,068

Depreciation expense of property and equipment from continuing operations for fiscal years 2026, 2025 and 2024 was $75.1 million, $69.1 million and $60.7 million, respectively.

The carrying value of long-lived assets held outside the U.S., which is comprised of property and equipment, totaled $20.7 million and $20.9 million as of June 30, 2026 and 2025 respectively.

NOTE 6: GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill for the periods ended June 30, 2026 and 2025 are as follows:

(in 000s)

	Goodwill	Accumulated Impairment Losses	Net
Balances as of July 1, 2024	$ 923,523	$ (138,297)	$ 785,226
Acquisitions[1]	15,579	—	15,579
Disposals and foreign currency changes, net	1,248	—	1,248
Impairments	—	—	—
Balances as of June 30, 2025	940,350	(138,297)	802,053
Acquisitions[1]	**21,370**	—	**21,370**
Disposals and foreign currency changes, net	**(10,880)**	—	**(10,880)**
Impairments	—	—	—
Balances as of June 30, 2026	**$ 950,840**	**$ (138,297)**	**$ 812,543**

[1] All goodwill added during the period is expected to be tax-deductible for federal income tax reporting.

We test goodwill for impairment annually as of February 1, or more frequently if events occur or circumstances change which would, more likely than not, reduce the fair value of a reporting unit below its carrying value.

Components of intangible assets are as follows:

(in 000s)

	Gross Carrying Amount	Accumulated Amortization	Net
June 30, 2026:			
Reacquired franchise rights	**$ 432,226**	**$ (258,297)**	**$ 173,929**
Customer relationships	**376,133**	**(299,569)**	**76,564**
Internally-developed software	**118,768**	**(114,854)**	**3,914**
Noncompete agreements	**24,428**	**(21,056)**	**3,372**
Purchased technology	**68,100**	**(60,633)**	**7,467**
Trade name	**5,800**	**(4,060)**	**1,740**
	$ 1,025,455	**$ (758,469)**	**$ 266,986**
June 30, 2025:			
Reacquired franchise rights	$ 415,700	$ (243,330)	$ 172,370
Customer relationships	354,107	(287,067)	67,040
Internally-developed software	119,959	(117,604)	2,355
Noncompete agreements	23,070	(20,188)	2,882
Purchased technology	68,100	(55,655)	12,445
Trade name	5,800	(3,480)	2,320
	$ 986,736	$ (727,324)	$ 259,412

Amortization of intangible assets from continuing operations for the fiscal years ended June 30, 2026, 2025 and 2024 was $47.4 million, $47.7 million and $61.1 million, respectively. Estimated amortization of intangible assets for fiscal years 2027, 2028, 2029, 2030 and 2031 is $46.6 million, $38.1 million, $29.1 million, $18.2 million and $10.1 million, respectively.

We made payments to acquire businesses totaling $57.6 million, $35.5 million and $43.4 million during the fiscal years ended June 30, 2026, 2025 and 2024, respectively. The amounts and weighted-average lives of assets acquired during fiscal year 2026, including amounts capitalized related to internally-developed software, are as follows:

(dollars in 000s)

	Amount	Weighted-Average Life (in years)
Customer relationships	**$ 34,721**	**5**
Reacquired franchise rights	**16,748**	**6**
Internally-developed software	**2,087**	**3**
Noncompete agreements	**1,546**	**5**
Total	**$ 55,102**	**5**

NOTE 7: LONG-TERM DEBT

The components of long-term debt are as follows:

(in 000s)

As of	June 30, 2026	June 30, 2025
Senior Notes, 5.250%, due October 2025 [(1)]	**$ —**	$ 350,000
Senior Notes, 2.500%, due July 2028 [(1)]	**500,000**	500,000
Senior Notes, 3.875%, due August 2030 [(1)]	**650,000**	650,000
Senior Notes, 5.375%, due September 2032 [(1)]	**350,000**	—
Debt issuance costs and discounts	**(8,507)**	(6,802)
Total long-term debt	**1,491,493**	1,493,198
Less: Current portion	**—**	(349,893)
Long-term portion	**$ 1,491,493**	$ 1,143,305
Estimated fair value of long-term debt	**$ 1,437,000**	$ 1,437,000

(1) The Senior Notes are not redeemable by the bondholders prior to maturity, although we have the right to redeem some or all of these notes at any time, at specified redemption prices. The interest rates on our Senior Notes are subject to adjustment based upon our credit ratings.

On August 26, 2025, we issued $350.0 million of 5.375% Senior Notes due September 15, 2032 (2032 Senior Notes). The 2032 Senior Notes are not redeemable by the bondholders prior to maturity, although we have the right to redeem some or all of these notes at any time, at specified redemption prices. The net proceeds from the 2032 Senior Notes were used for general corporate purposes, which includes, among other uses, the redemption of the $350.0 million in principal outstanding of our 5.250% notes due October 2025 (2025 Senior Notes). We redeemed our 2025 Senior Notes at 100% of the principal amount, plus accrued and unpaid interest, on September 19, 2025.

UNSECURED COMMITTED LINE OF CREDIT - On July 11, 2025, we entered into a Fifth Amended and Restated Credit and Guarantee Agreement (2025 CLOC), which amended and restated our Fourth Amended and Restated Credit and Guarantee Agreement, extended the scheduled maturity date to July 11, 2030, maintained the aggregate principal amount of $1.5 billion, and revised the interest rate table. All other material terms remain substantially unchanged from our previous CLOC.

The 2025 CLOC provides for an unsecured senior revolving credit facility in the aggregate principal amount of $1.5 billion, which includes a $175.0 million sublimit for swingline loans and a $50.0 million sublimit for standby letters of credit. We may request increases in the aggregate principal amount of the revolving credit facility of up to $500.0 million, subject to obtaining commitments from lenders and meeting certain other conditions. The 2025 CLOC will mature on July 11, 2030, unless extended pursuant to the terms of the 2025 CLOC, at which time all outstanding amounts thereunder will be due and payable. Our 2025 CLOC includes an annual facility fee, which will vary depending on our then current credit ratings.

The 2025 CLOC is subject to various conditions, triggers, events or occurrences that could result in earlier termination and contains customary representations, warranties, covenants and events of default, including, without limitation: (1) a covenant requiring the Company to maintain a debt-to-EBITDA ratio, as defined by the 2025 CLOC agreement, calculated on a consolidated basis of no greater than (a) 3.50 to 1.00 as of the last day of each fiscal quarter ending on March 31, June 30, and September 30 of each year and (b) 4.50 to 1.00 as of the last day of each fiscal quarter ending on December 31 of each year; (2) a covenant requiring us to maintain an interest coverage ratio (EBITDA-to-interest expense) calculated on a consolidated basis of not less than 2.50 to 1.00 as of the last date of any fiscal quarter; and (3) covenants restricting our ability to incur certain additional debt, incur liens, merge or consolidate with other companies, sell or dispose of assets (including equity interests), liquidate or dissolve, engage in certain transactions with affiliates or enter into certain restrictive agreements. The 2025 CLOC includes provisions for an equity cure which could potentially allow us to independently cure certain defaults. Proceeds under the 2025 CLOC may be used for working capital needs or for other general corporate purposes. We were in compliance with these requirements as of June 30, 2026.

We had no outstanding balance under the 2025 CLOC as of June 30, 2026 and amounts available to borrow were not limited by the debt-to-EBITDA covenant as of June 30, 2026.

OTHER INFORMATION – The aggregate payments required to retire long-term debt are $500.0 million in fiscal year 2029, $650.0 million in fiscal year 2031 and $350.0 million in fiscal year 2033.

NOTE 8: STOCK-BASED COMPENSATION

We have a stock-based Long Term Incentive Plan (Plan), under which we can grant stock options, restricted shares, performance-based share units, restricted share units, deferred stock units and other forms of equity to employees, non-employee directors and consultants. Stock-based compensation expense and related tax items are as follows:

(in 000s)

Year ended June 30,	2026	2025	2024
Stock-based compensation expense	**$ 30,478**	$ 32,503	$ 34,277
Tax benefit	**4,831**	11,621	11,567
Realized tax benefit	**4,893**	12,942	10,939

As of June 30, 2026, we had 8.4 million shares reserved for future awards under our Plan. We issue treasury shares to satisfy the exercise or vesting of stock-based awards and believe we have adequate treasury shares available for future issuances.

We measure the fair value of restricted share units (other than performance-based share units) based on the closing price of our common stock on the grant date. We measure the fair value of performance-based share units based on the Monte Carlo valuation model, taking into account, as necessary, those provisions of the performance-based share units that are characterized as market conditions. We generally expense the grant-date fair value, net of estimated forfeitures, over the vesting period on a straight-line basis.

Restricted share units (other than performance-based share units) granted to employees typically vest pro-rata based upon service over a three-year period with a portion vesting each year. Performance-based share units granted to employees typically cliff vest at the end of a three-year period based upon satisfaction of both service-based and performance-based requirements. The number of performance-based share units that ultimately vest can range from zero up to 200 percent of the number granted, based on the form of the award, which can vary by year of grant. The performance metrics for these awards typically consist of earnings before interest, taxes, depreciation and amortization (EBITDA), total shareholder return or our stock price.

We also grant deferred stock units, and beginning in fiscal year 2026, restricted share units, to non-employee directors. Deferred stock units granted to non-employee directors prior to fiscal year 2026 vest when they are granted and are settled six months after the director separates from service as a director of the Company, except in the case of death. The director restricted share units provide for a one-year vesting term from the date of grant, subject to the director's continued service as a director. Prior to receipt of the award, each director can elect to receive the shares of common stock either immediately upon vesting or to defer receipt of the shares until the six-month anniversary date of termination of service as a director.

All share units granted to employees and non-employee directors receive cumulative dividend equivalents to the extent of the units ultimately vesting at the time of distribution.

A summary of restricted share units and deferred stock units, including those that are performance-based, for the year ended June 30, 2026, is as follows:

(shares in 000s)

	Restricted Share Units and Deferred Stock Units		Performance-Based Share Units	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Outstanding, beginning of the year	**1,598**	**$ 39.10**	**692**	**$ 52.57**
Granted[1]	**641**	**48.87**	**378**	**49.10**
Released	**(384)**	**48.58**	**(215)**	**48.58**
Forfeited	**(131)**	**51.58**	**(107)**	**53.46**
Outstanding, end of the year	**1,724**	**$ 39.32**	**748**	**$ 52.05**

(1) Includes adjustments for performance achievement and dividend equivalents.

The total fair value of shares vesting during fiscal years 2026, 2025 and 2024 was $29.1 million, $46.3 million and $39.1 million, respectively. As of June 30, 2026, we had $45.4 million of total unrecognized compensation cost related to these shares. This cost is expected to be recognized over a weighted-average period of two years.

When valuing our performance-based share units on the grant date, we typically estimate the expected volatility using historical volatility for H&R Block, Inc. and selected comparable companies. The dividend yield is calculated based on the current dividend and the market price of our common stock on the grant date. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve in effect on the grant date. Both expected volatility and the risk-free interest rate are based on a period that approximates the expected term. The following assumptions were used to value performance-based share units using the Monte Carlo valuation model during the periods:

Year ended June 30,	**2026**	2025	2024
Expected volatility	**17.19% - 99.93%**	14.95% - 109.03%	10.17% - 157.11%
Expected term	**3 years**	3 years	3 years
Dividend yield [1]	**0%**	0%	0%
Risk-free interest rate	**3.55%**	3.77 %	4.54%
Weighted-average fair value	**$ 50.06**	$ 67.09	$ 44.06

(1) The valuation model assumes that dividends are reinvested by the Company on a continuous basis.

NOTE 9: INCOME TAXES

We file a consolidated federal income tax return in the U.S. with the IRS and file tax returns in various state, local, and foreign jurisdictions. Tax returns are typically examined and either settled upon completion of the examination or through the appeals process. With respect to federal, state and local jurisdictions and countries outside of the U.S., we are typically subject to examination for three to six years after the income tax returns have been filed. Our U.S. federal income tax returns for tax years 2022 and prior have been examined or are otherwise closed. The IRS examination of the 2020 tax year is complete, although the statute of limitations remains open. Although the outcome of tax audits is always uncertain, we believe that adequate amounts of tax, interest, and penalties have been provided for in the accompanying consolidated financial statements for any adjustments that might be incurred due to federal, state, local or foreign audits.

The components of income from continuing operations upon which domestic and foreign income taxes have been provided are as follows:

(in 000s)

Year ended June 30,	**2026**	2025	2024
Domestic	**$ 537,329**	$ 437,971	$ 489,912
Foreign	**316,559**	343,432	272,410
Total income before income taxes	**$ 853,888**	$ 781,403	$ 762,322

The components of income tax expense for continuing operations are as follows:

(in 000s)

Year ended June 30,	2026	2025	2024
Current:			
Federal	**$ 13,481**	$ 143,298	$ 191,664
State	**13,059**	30,716	9,695
Foreign	**49,108**	21,689	18,240
	75,648	195,703	219,599
Deferred:			
Federal	**8,940**	(52,659)	(59,441)
State	**(386)**	(4,454)	(11,749)
Foreign	**33,368**	33,363	15,950
	41,922	(23,750)	(55,240)
Total income tax expense (benefit):			
Federal	**$ 22,421**	$ 90,639	$ 132,223
State	**12,673**	26,262	(2,054)
Foreign	**82,476**	55,052	34,190
Total income taxes for continuing operations	**$ 117,570**	$ 171,953	$ 164,359

We operate in multiple income tax jurisdictions both within the U.S. and internationally. Accordingly, management must determine the appropriate allocation of income to each of these jurisdictions based on transfer pricing analyses of comparable companies and predictions of future economic conditions. Although these intercompany transactions reflect arm's length terms and the proper transfer pricing documentation is in place, transfer pricing terms and conditions may be scrutinized by local tax authorities during an audit and any resulting changes may impact our mix of earnings in countries with differing statutory tax rates.

A reconciliation of income taxes for the year ended June 30, 2026, between the statutory U.S. federal tax rate and our effective tax rate from continuing operations is as follows:

(dollars in 000s)

Year ended June 30, 2026	Amount	Percent
U.S. statutory tax rate	**$ 179,317**	21.0 %
State and local income taxes, net of federal benefit[1]	**12,525**	1.5 %
Foreign tax effects		
Ireland		
Statutory income tax rate differential	**(22,574)**	(2.6)%
Other	**7,790**	0.9 %
Other foreign jurisdictions	**3,992**	0.5 %
Effects of cross-border tax laws, net of foreign tax credits		
Global intangible low-taxed income	**21,242**	2.5 %
Other	**(1,453)**	(0.2)%
Tax credits	**(5,939)**	(0.7)%
Nontaxable or nondeductible items	**4,905**	0.6 %
Other	**(2,388)**	(0.3)%
Changes in unrecognized tax benefits	**(79,847)**	(9.4)%
Effective tax rate	**$ 117,570**	13.8 %

(1) State taxes in California, Illinois, Minnesota, Texas, and New York make up greater than 50% of the tax effect in this category.

The reconciliation between the statutory U.S. federal tax rate and our effective tax rate from continuing operations for the years ended June 30, 2025 and 2024 is as follows:

Year ended June 30,	2025	2024
U.S. statutory tax rate	21.0 %	21.0 %
Change in tax rate resulting from:		
State income taxes, net of federal income tax benefit	1.3 %	1.4 %
Earnings taxed in foreign jurisdictions	(2.1)%	(1.9)%
Permanent differences	0.7 %	0.7 %
Uncertain tax positions	1.9 %	(0.4)%
U.S. tax on income from foreign affiliates	1.7 %	4.1 %
Federal income tax credits	(1.6)%	(2.4)%
Foreign investment recapture	— %	2.6 %
Change in valuation allowance - domestic	0.3 %	— %
Change in valuation allowance - foreign	— %	(2.8)%
Other	(1.2)%	(0.7)%
Effective tax rate	22.0 %	21.6 %

Our effective tax rate from continuing operations was 13.8%, 22.0%, and 21.6% for fiscal years ended June 30, 2026, 2025, and 2024, respectively. The decrease in the effective tax rate for fiscal year 2026 is primarily attributable to the settlement of an IRS examination related to our 2020 U.S. federal income tax return and related carryback claims to tax years 2015 through 2018 tax years.

In the United States, on July 4, 2025, H.R. 1 was signed into law. Among other provisions, the legislation reinstates immediate expensing for domestic research and experimental expenditures, extends 100% bonus depreciation for qualified property placed in service beginning January 20, 2025, and makes certain other provisions of the Tax Cuts and Jobs Act permanent. The impact of this legislation is reflected in our financial statements for the fiscal year ended June 30, 2026, and there was no material impact on our effective tax rate.

We account for income taxes under the asset and liability method, which requires us to record deferred income tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis. Deferred taxes are determined separately for each tax-paying component within each tax jurisdiction based on provisions of enacted tax law. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets to the estimated amount that we believe is more likely than not to be realized. Determination of a valuation allowance for deferred tax assets requires that we make judgments about future matters that are not certain, including projections of future taxable income and evaluating potential tax-planning strategies

The significant components of deferred tax assets and liabilities are reflected in the following table:

(in 000s)

As of	June 30, 2026	June 30, 2025
Deferred tax assets:		
Deferred revenue	**19,165**	33,435
Allowance for credit losses	**26,485**	30,098
Deferred and stock-based compensation	**7,528**	7,204
Net operating loss carry-forward	**13,071**	38,856
Tax credit carry-forward	**8,513**	6,569
Lease liabilities	**151,596**	130,911
Federal tax benefits related to state unrecognized tax benefits	**26,172**	31,061
Internally developed software	**81,926**	84,301
Intangibles - intellectual property	**51,178**	61,138
Property and equipment	**8,973**	1,873
Other	**13,455**	13,679
Valuation allowance	**(19,789)**	(18,538)
Total deferred tax assets	**388,273**	420,587
Deferred tax liabilities:		
Prepaid expenses and other	**(17,706)**	(20,396)
Lease right of use assets	**(148,278)**	(128,204)
Intangibles	**(36,100)**	(43,879)
Total deferred tax liabilities	**(202,084)**	(192,479)
Net deferred tax assets	**$ 186,189**	$ 228,108

A reconciliation of the deferred tax assets and liabilities and the corresponding amounts reported in the consolidated balance sheets is as follows:

(in 000s)

As of	June 30, 2026	June 30, 2025
Deferred income tax assets	**$ 186,189**	$ 228,108
Deferred tax liabilities	—	—
Net deferred tax asset	**$ 186,189**	$ 228,108

Changes in our valuation allowance for fiscal years 2026, 2025 and 2024 are as follows:

(in 000s)

Year ended June 30,	2026	2025	2024
Balance, beginning of the year	**$ 18,538**	$ 16,569	$ 57,566
Additions charged to costs and expenses	**1,960**	4,166	4,584
Deductions	**(709)**	(2,197)	(45,581)
Balance, end of the year	**$ 19,789**	$ 18,538	$ 16,569

Our valuation allowance on deferred tax assets had a net increase of $1.3 million during the current period. The $2.0 million of additions charged to costs is primarily related to foreign tax credits generated in the current fiscal year that we do not expect to utilize in future years. The increase is offset by a $0.7 million decrease to our valuation allowance balance for adjustments primarily related to certain domestic and foreign net operating losses utilized in the current fiscal year and changes in future projections of net operating loss utilization.

Certain of our subsidiaries file stand-alone returns in various state, local and foreign jurisdictions, and others join in filing consolidated or combined returns in such jurisdictions. As of June 30, 2026, we had net operating losses of $13.1 million in various states and foreign jurisdictions. The amount of state and foreign net operating losses varies by taxing jurisdiction. We maintain a valuation allowance of $3.7 million on state net operating losses

and $5.6 million on foreign net operating losses for the portion of such loses that, more likely than not, will not be realized. Of the total net operating loss deferred tax assets, $3.8 million are more likely than not to be realized. Net operating loss deferred tax assets of $8.5 million will expire in varying amounts during fiscal years 2027 through 2046 and the remaining $4.6 million have no expiration.

We do not intend to repatriate non-borrowed funds held by our foreign subsidiaries in a manner that would trigger a tax liability; therefore, no provision has been made for income taxes that might be payable upon remittance of such earnings. The amount of unrecognized tax liability on these foreign earnings, net of expected foreign tax credits, is immaterial as of June 30, 2026.

Changes in unrecognized tax benefits for fiscal years 2026, 2025 and 2024 are as follows:

(in 000s)

Year ended June 30,	2026	2025	2024
Balance, beginning of the year	**$ 266,548**	$ 251,787	$ 240,063
Additions based on tax positions related to prior years	**6,588**	574	1,232
Reductions based on tax positions related to prior years	**(6,803)**	—	(4,604)
Additions based on tax positions related to the current year	**25,819**	37,883	37,063
Reductions based on tax positions related to the current year	**(5,419)**	—	—
Reductions related to the 2020 IRS examination closure	**(120,392)**	—	—
Reductions related to settlements with tax authorities	**(998)**	(379)	(4,472)
Expiration of statute of limitations	**(29,182)**	(23,317)	(17,495)
Balance, end of the year	**$ 136,161**	$ 266,548	$ 251,787

Included in the total gross unrecognized tax benefit ending balance as of June 30, 2026, 2025 and 2024 are $120.5 million, $232.8 million and $207.5 million respectively, which if recognized, would impact our effective tax rate. The decrease in unrecognized tax benefits during the year was primarily attributable to the closure of the IRS examination of the Company's 2020 U.S. federal income tax return and related carryback years, as well as the expiration of statute of limitations.

Interest and penalties, if any, accrued on the unrecognized tax benefits are reflected in income tax expense. During the fiscal years ended June 30, 2026, 2025, and 2024, the Company recorded a net interest benefit of $12.3 million, and net interest expense of $1.4 million and $14.1 million, respectively. The total penalties, if any, recorded for the same periods were immaterial. The total gross interest and penalties accrued as of June 30, 2026 and 2025 totaled $27.8 million and $44.7 million, respectively.

The amounts paid for income taxes (net of refunds received) were as follows:

(in 000s)

Year ended June 30,	2026
Federal	**$ 150,564**
State and local	**11,458**
Foreign:	
Ireland	**25,685**
Other	**14,427**
Total	**$ 202,134**

NOTE 10: COMMITMENTS AND CONTINGENCIES

Our U.S. and Canadian businesses offer our 100% accuracy guarantee. Assisted tax returns are covered by our 100% accuracy guarantee, whereby we will reimburse a client for penalties and interest attributable to an H&R Block error on a return. DIY tax returns are covered by our 100% accuracy guarantee, whereby we will reimburse a client (up to a maximum of $10,000 in the U.S), if our software makes an arithmetic error that results in payment of penalties and/or interest to the respective taxing authority that a client would otherwise not have been required to pay. Our liability related to estimated losses under the 100% accuracy guarantee was $11.0 million and

$11.4 million as of June 30, 2026 and 2025, respectively. The short-term and long-term portions of this liability are included in deferred revenue and other liabilities in the consolidated balance sheets.

Liabilities related to acquisitions for (1) estimated contingent consideration based on expected financial performance of the acquired business and economic conditions at the time of acquisition and (2) estimated accrued compensation related to continued employment of key employees were $26.6 million and $29.6 million as of June 30, 2026 and 2025, respectively, with amounts recorded in deferred revenue and other liabilities. These liabilities will be settled within the next nine years. Should actual results differ from our estimates, future payments made will differ from the above estimate and any differences will be recorded in results from continuing operations.

We have contractual commitments to fund certain franchises with approved short-term lines of credit for the purpose of meeting their seasonal working capital needs. Our total obligation under these lines of credit was $0.3 million as of June 30, 2026, and net of amounts drawn and outstanding, our remaining commitment to fund totaled $0.2 million.

We are self-insured for certain risks, including employer provided medical benefits, workers' compensation, property, general liability, tax errors and omissions, and claims related to POM. These programs maintain various self-insured retentions and commercial insurance is purchased in excess of the self-insured retentions for all but POM in company-owned offices and employer provided medical benefits. We accrue estimated losses for self-insured retentions using actuarial models and assumptions based on historical loss experience.

We have a deferred compensation plan that permits certain employees to defer portions of their compensation and accrue income on the deferred amounts. Included in deferred revenue and other liabilities is $8.4 million and $9.0 million as of June 30, 2026 and 2025, respectively, reflecting our obligation under this plan.

Emerald Advance® term loans are originated by Pathward. We purchase participation interests, at par, in all EAs originated by Pathward in accordance with our participation agreement. Our participation interest varies by jurisdiction. During fiscal year 2026, our purchased participation interests represented 87% of total EA volume originated by Pathward. See note 4 for additional information about these balances.

Refund Advance loans are originated by Pathward and offered to certain assisted U.S. tax preparation clients, based on client eligibility as determined by Pathward. We pay fees primarily based on loan size and customer type. We have provided a guarantee up to $18.0 million related to certain loans to clients prior to the IRS accepting electronic filing. We accrued an estimated liability of $2.5 million at June 30, 2026 related to this guarantee. As of June 30, 2025 we had $2.2 million accrued under the Refund Advance guarantee agreement, and we paid $2.0 million, net of recoveries, related to that guarantee during the fiscal year ended June 30, 2026.

We offer POM to U.S. and Canadian clients, whereby we (1) represent our clients if they are audited by a taxing authority, and (2) assume the cost, subject to certain limits, of additional taxes owed by a client resulting from errors attributable to H&R Block. The additional taxes paid under POM have a cumulative limit of $6,000 for U.S. clients and $3,000 CAD for Canadian clients with respect to the federal, state/provincial and local tax returns we prepared for applicable clients during the taxable year protected by POM. A loss on POM would be recognized if the sum of expected costs for services exceeded unearned revenue.

NOTE 11: LEASES

Our lease costs and other information related to operating leases consisted of the following:

(dollars in 000s)

Year ended June 30,	2026	2025	2024
Operating lease costs	**$ 255,672**	$ 244,127	$ 242,372
Variable lease costs	**92,407**	93,216	88,629
Subrental income	**(409)**	(464)	(508)
Total lease costs	**$ 347,670**	$ 336,879	$ 330,493
Cash paid for operating lease costs	**$ 250,539**	$ 239,792	$ 239,292
New operating right of use assets and related lease liabilities	**$ 318,882**	$ 293,190	$ 266,970
Weighted-average remaining operating lease term (years)	**3**	3	3
Weighted-average operating lease discount rate	**4.6%**	5.0%	5.0%

Aggregate operating lease maturities as of June 30, 2026 are as follows:

(in 000s)

2027	**$ 251,596**
2028	**185,927**
2029	**117,010**
2030	**62,840**
2031 and thereafter	**42,319**
Total future undiscounted operating lease payments	**659,692**
Less imputed interest	**(48,832)**
Total operating lease liabilities	**$ 610,860**

NOTE 12: LITIGATION AND OTHER RELATED CONTINGENCIES

We are a respondent in numerous litigation and arbitration matters, arising both in the ordinary course of business and otherwise, including as described below. The matters described below are not all of the lawsuits or arbitrations to which we are subject. In some of the matters, very large or indeterminate amounts, including punitive damages, may be sought. Various jurisdictions and arbitration forums permit considerable variation in the assertion of monetary damages or other relief. The jurisdictions or forums may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction or forum. In addition, the jurisdictions or forums may permit claimants to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction or forum for similar matters. We believe that the monetary relief which may be specified in a lawsuit or arbitration matter bears little relevance to its merits or disposition value due to this variability in pleadings and our experience in handling and resolving numerous claims over an extended period of time.

The outcome of a matter and the amount or range of potential loss at particular points in time may be difficult to ascertain. Among other things, uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how courts and arbitrators will apply the law. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will view the relevant evidence, circumstances, and applicable law.

In addition to litigation and arbitration matters, we are also subject to other loss contingencies arising out of our business activities, including as described below.

We accrue liabilities for litigation, arbitration, and other related loss contingencies and any related settlements when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If a range of loss is estimated, and some amount within that range appears to be a better estimate than any other

amount within that range, then that amount is accrued. If no amount within the range can be identified as a better estimate than any other amount, we accrue the minimum amount in the range.

For such matters where a loss is believed to be reasonably possible, but not probable, or the loss cannot be reasonably estimated, no accrual has been made. It is possible that such matters could require us to pay damages or make other expenditures or accrue liabilities in amounts that could not be reasonably estimated as of June 30, 2026. While the potential future liabilities could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known, we do not believe any such liabilities are likely to have a material adverse effect on our business and our consolidated financial position, results of operations, and cash flows. As of June 30, 2026 and 2025 our total accrued liabilities were $18.4 million and $6.2 million, respectively.

Our estimate of the aggregate range of reasonably possible losses includes (1) matters where a liability has been accrued and there is a reasonably possible loss in excess of the amount accrued for that liability, and (2) matters where a liability has not been accrued but we believe a loss is reasonably possible. This aggregate range only represents those losses as to which we are currently able to estimate a reasonably possible loss or range of loss. It does not represent our maximum loss exposure.

Matters for which we are not currently able to estimate the reasonably possible loss or range of loss are not included in this range. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the reasonably possible loss or range of loss, such as precise information about the amount of damages or other remedies being asserted, the defenses to the claims being asserted, discovery from other parties and investigation of factual allegations, rulings by courts or arbitrators on motions or appeals, analyses by experts, or the status or terms of any settlement negotiations.

The estimated range of reasonably possible loss is based upon currently available information and is subject to significant judgment and a variety of assumptions, as well as known and unknown uncertainties. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from the current estimate. As of June 30, 2026, we believe the estimate of the aggregate range of reasonably possible losses in excess of amounts accrued, where the range of loss can be estimated, is not material.

At the end of each reporting period, we review relevant information with respect to litigation, arbitration and other related loss contingencies and update our accruals, disclosures, and estimates of reasonably possible loss or range of loss based on such reviews. Costs incurred with defending matters are expensed as incurred. Any receivable for insurance recoveries is recorded separately from the corresponding liability, and only if recovery is determined to be probable and reasonably estimable.

We believe we have meritorious defenses to the claims asserted in the various matters described in this note, and we intend to defend them vigorously. The amounts claimed in the matters are substantial, however, and there can be no assurances as to their outcomes. In the event of unfavorable outcomes, it could require modifications to our operations; in addition, the amounts that may be required to be paid to discharge or settle the matters could be substantial and could have a material adverse impact on our business and our consolidated financial position, results of operations, and cash flows.

We have received and are responding to certain governmental inquiries, class actions, and mass arbitrations relating to the IRS Free File Program and other aspects of our DIY tax preparation services, including the use of pixels. An accrual related to these matters is included in our loss contingency accrual.

We are from time to time a party to litigation, arbitration, and other loss contingencies not discussed herein arising out of our business operations. These matters may include actions by state attorneys general, other state regulators, federal regulators, individual claimants, and cases in which claimants seek to represent others who may be similarly situated.

While we cannot provide assurance that we will ultimately prevail in each instance, we believe the amount, if any, we are required to pay to discharge or settle these other matters will not have a material adverse impact on our business and our consolidated financial position, results of operations, and cash flows.

NOTE 13: SEGMENT INFORMATION

We provide assisted and DIY tax preparation solutions through multiple channels (including in-person, online and mobile applications, virtual, and desktop software) and distribute H&R Block-branded services and products, including those of our bank partners, to the general public primarily in the U.S., Canada and Australia. We report a single segment that includes all of our continuing operations. The majority of our revenues are from our U.S. tax services business.

The Company's Chief Operating Decision Maker (CODM) is our chief executive officer, who regularly reviews consolidated financial information to evaluate financial performance and allocate resources. Specifically, the CODM uses revenues, operating expenses, net income and EBITDA at a consolidated level, as key financial metrics in deciding how to reinvest to grow the business through our growth strategies. These financial metrics are used by the CODM to make operating decisions and identify growth opportunities. The measure of segment assets is total consolidated assets as presented on the consolidated balance sheet.

The following table presents the significant revenue and expense categories included in the segment's net income from continuing operations as regularly provided to the CODM on a consolidated basis and then reconciled to net income for the years ended June 30, 2026, 2025 and 2024:

Consolidated – Financial Results			(in 000s, except per share amounts)
Year ended June 30,	**2026**	2025	2024
Revenues:			
U.S. tax preparation and related services:			
Assisted tax preparation	**$ 2,560,895**	$ 2,413,229	$ 2,274,835
Royalties	**185,429**	192,877	204,802
DIY tax preparation	**384,618**	383,738	349,812
Refund Transfers	**145,132**	137,526	142,249
Peace of Mind® Extended Service Plan	**84,611**	87,326	93,087
Tax Identity Shield®	**34,185**	29,920	33,386
Emerald Card® and Spruce℠	**68,815**	72,888	76,093
Interest and fee income on Emerald Advance®	**30,653**	28,958	40,933
International	**265,382**	246,993	247,123
Wave®	**122,694**	109,222	96,472
Other	**62,978**	58,318	51,555
Total revenues	**$ 3,945,392**	$ 3,760,995	$ 3,610,347
Compensation and benefits:			
Field wages	**996,666**	927,360	869,002
Other wages	**310,788**	306,999	298,819
Benefits and other compensation	**256,574**	250,729	228,723
	1,564,028	1,485,088	1,396,544
Occupancy	**457,199**	438,868	432,461
Marketing and advertising	**277,811**	285,800	277,747
Depreciation and amortization	**122,440**	116,827	121,784
Bad debt	**75,901**	74,584	91,523
Other	**540,327**	531,858	485,011
Total operating expenses	**3,037,706**	2,933,025	2,805,070
Other income (expense), net	**26,813**	31,546	36,125
Interest expense on borrowings	**(80,611)**	(78,113)	(79,080)
Income from continuing operations before income taxes	**853,888**	781,403	762,322
Income taxes	**117,570**	171,953	164,359
Segment net income from continuing operations	**$ 736,318**	$ 609,450	$ 597,963
Reconciliation of segment profit:			
Reconciling items:			
Net loss from discontinued operations	**(2,722)**	(3,677)	(2,646)
Net income	**$ 733,596**	$ 605,773	$ 595,317

NOTE 14: SUBSEQUENT EVENT

On August 5, 2026, the Company effected a workforce and field organization restructuring program intended to transition to a year-round office leadership model, streamline our field support structure, and better align resources with our long-term growth strategy. As part of this program, approximately 200 positions throughout the organization are being eliminated. The Company expects to execute the workforce reduction by the end of the fiscal quarter ending September 30, 2026, and we expect to incur an estimated pre-tax charge associated with severance and related costs under the program of $8.3 million. Because the program and related employee notifications occurred after June 30, 2026, no amounts related to the program have been recognized in the accompanying consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements or reportable events requiring disclosure pursuant to Item 304(b) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

(a) EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES – We have established disclosure controls and procedures (Disclosure Controls) to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure Controls are also designed to ensure that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Disclosure Controls were designed to provide reasonable assurance that the controls and procedures would meet their objectives. Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our Disclosure Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusions of two or more people or by management override of the control. Because of the inherent limitations in a cost-effective, maturing control system, misstatements due to error or fraud may occur and not be detected.

As of the end of the period covered by this Form 10-K, management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operations of our Disclosure Controls. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded our Disclosure Controls were effective as of the end of the period covered by this Annual Report on Form 10-K.

(b) MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING – Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2026 based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), using the 2013 framework.

Based on our assessment, our Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2026, the Company's internal control over financial reporting was effective based on the criteria set forth by COSO.

The Company's external auditors that audited the consolidated financial statements included in Item 8, Deloitte & Touche LLP, an independent registered public accounting firm, have issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report appears near the beginning of Item 8.

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING – During the quarter ended June 30, 2026, there were no changes that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended June 30, 2026, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is included under the caption "Information About Our Executive Officers" in Item 1 of this report on Form 10-K.

The following information appearing in our definitive proxy statement, to be filed no later than 120 days after June 30, 2026, is incorporated herein by reference:

- Information appearing under the heading "Proposal 1 – Election of Directors";
- Information appearing under the heading "Delinquent Section 16(a) Reports" (if applicable);
- Information appearing under the heading "Board of Directors' Meetings and Committees" regarding identification of the Audit Committee and Audit Committee financial experts;
- Information appearing under the heading “Other Executive Compensation Practices and Policies” regarding the Company’s Insider Trading Policy.

We have adopted a Code of Business Ethics and Conduct that applies to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions. A copy of the Code of Business Ethics and Conduct is available on our website at *www.hrblock.com*. We intend to provide information on our website regarding amendments to, or waivers under, the Code of Business Ethics and Conduct.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item is contained in our definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after June 30, 2026, in the sections entitled "Director Compensation," "Director Compensation Table," "Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Risk Assessment in Compensation Programs," and "Executive Compensation," and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is contained in our definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after June 30, 2026, in the sections entitled "Equity Compensation Plans" and "Information Regarding Security Holders," and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this item is contained in our definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after June 30, 2026, in the sections entitled "Employment Agreements, Change in Control and Other Arrangements," "Review of Related Person Transactions," and "Corporate Governance," and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information called for by this item relating to our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) is contained in our definitive proxy statement to be filed pursuant to Regulation 14A not later than 120 days after June 30, 2026, in the section entitled "Audit Fees," and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT INDEX

The following exhibits are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K:

3.1		Amended and Restated Articles of Incorporation of H&R Block, Inc., as amended through September 12, 2013, filed as Exhibit 3.1 to the Company's current report on Form 8-K filed September 16, 2013, file number 1-06089, is incorporated herein by reference.
3.2		Amended and Restated Bylaws of H&R Block, Inc., as amended through July 14, 2015, filed as Exhibit 3.1 to the Company's current report on Form 8-K filed July 16, 2015, file number 1-06089, is incorporated herein by reference.
4.1		Indenture dated as of October 20, 1997, among H&R Block, Inc., Block Financial Corporation and Bankers Trust Company, as Trustee, filed as Exhibit 4(a) to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 1997, file number 1-06089, is incorporated herein by reference.
4.2		First Supplemental Indenture, dated as of April 18, 2000, among H&R Block, Inc., Block Financial Corporation, Bankers Trust Company and the Bank of New York, filed as Exhibit 4(a) to the Company's current report on Form 8-K filed April 17, 2000, file number 1-06089, is incorporated herein by reference.
4.3		Second Supplemental Indenture, dated September 30, 2015, among H&R Block, Inc., Block Financial LLC (formerly known as Block Financial Corporation), Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) and U.S. Bank National Association, as separate trustee, filed as Exhibit 4.1 to the Company's current report on Form 8-K filed September 30, 2015, file number 1-06089, is incorporated herein by reference.
4.4		Third Supplemental Indenture, dated August 7, 2020, among H&R Block, Inc., Block Financial LLC (formerly known as Block Financial Corporation), Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) and U.S. Bank National Association, as separate trustee, filed as Exhibit 4.1 to the Company's current report on Form 8–K filed August 7, 2020, file number 1–06089, is incorporated herein by reference.
4.5		Fourth Supplemental Indenture, dated June 25, 2021, among H&R Block, Inc., Block Financial LLC (formerly known as Block Financial Corporation), Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) and U.S. Bank National Association, as separate trustee, filed as Exhibit 4.1 to the Company's current report on Form 8-K filed June 25, 2021, file number 1-06089, is incorporated herein by reference.
4.6		Fifth Supplemental Indenture, dated August 26, 2025, among H&R Block, Inc., Block Financial LLC (formerly known as Block Financial Corporation), Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) and U.S. Bank Trust Company, National Association, as separate and successor trustee, filed as Exhibit 4.1 to the Company's current report on Form 8-K filed August 26, 2025, file number 1-06089, is incorporated herein by reference
4.7		Officers' Certificate, dated September 30, 2015, of Block Financial LLC (including the Form of the 4.125% Note due 2020 and the Form of the 5.250% Note due 2025), filed as Exhibit 4.2 to the Company's current report on Form 8-K filed September 30, 2015, file number 1-06089, is incorporated herein by reference.
4.8		Officers' Certificate, dated August 7, 2020, of Block Financial LLC (including the Form of the 3.875% Notes due 2030), filed as Exhibit 4.2 to the Company's current report on Form 8–K filed August 7, 2020, file number 1–06089, is incorporated herein by reference.
4.9		Officers' Certificate, dated June 25, 2021, of Block Financial LLC (including the Form of the 2.500% Notes due 2028), filed as Exhibit 4.2 to the Company's current report on Form 8-K filed June 25, 2021, file number 1-06089, is incorporated herein by reference.
4.10		Officers' Certificate, dated August 26, 2025, of Block Financial LLC (including the Form of the 5.375% Notes due 2032), filed as Exhibit 4.2 to the Company's current report on Form 8-K filed August 26, 2025, file number 1-06089, is incorporated herein by reference
4.11		Form of Certificate of Designation, Preferences and Rights of Participating Preferred Stock of H&R Block, Inc., filed as Exhibit 4(e) to the Company's annual report on Form 10-K for the fiscal year ended April 30, 1995, file number 1-06089, is incorporated herein by reference.
4.12		Form of Certificate of Amendment of Certificate of Designation, Preferences and Rights of Participating Preferred Stock of H&R Block, Inc., filed as Exhibit 4(j) to the Company's annual report on Form 10-K for the fiscal year ended April 30, 1998, file number 1-06089, is incorporated herein by reference.
4.13		Form of Certificate of Designation, Preferences and Rights of Delayed Convertible Preferred Stock of H&R Block, Inc., filed as Exhibit 4(f) to the Company's annual report on Form 10-K for the fiscal year ended April 30, 1995, file number 1-06089, is incorporated herein by reference.
4.14		Description of Securities.
10.1	*	2013 Long-Term Incentive Plan, as amended and restated on March 6, 2013, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2013, file number 1-06089, is incorporated herein by reference.

10.2	*	Form of 2013 Long Term Incentive Plan Award Agreement for Deferred Stock Units, as approved on September 12, 2013, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 2013, file number 1-06089, is incorporated herein by reference.
10.3	*	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on July 18, 2016, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed July 22, 2016, file number 1-06089, is incorporated herein by reference.
10.4	*	Form of 2013 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, as approved on June 19, 2017, filed as Exhibit 10.4 to the Company’s current report on Form 8-K filed June 23, 2017, file number 1-06089, is incorporated herein by reference.
10.5	*	The Company's 2003 Long-Term Executive Compensation Plan, as amended September 30, 2010, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended October 31, 2010, file number 1-06089, is incorporated herein by reference.
10.6	*	First Amendment to the Company's 2003 Long-Term Executive Compensation Plan, effective May 10, 2012, filed as Exhibit 10.1 to the Company's current report on Form 8-K filed May 11, 2012, file number 1-06089, is incorporated herein by reference.
10.7	*	Form of 2003 Long-Term Executive Compensation Plan Grant Agreement for Stock Options as approved on June 20, 2012, filed as Exhibit 10.3 to the Company's current report on Form 8-K filed June 26, 2012, file number 1-06089, is incorporated herein by reference.
10.8	*	H&R Block Deferred Compensation Plan for Executives, as amended and restated effective January 1, 2022, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended December 31, 2021, file number 1-06089, is incorporated herein by reference.
10.9	*	The Amended and Restated H&R Block Executive Performance Plan, filed as Exhibit 10.8 to the Company's quarterly report on Form 10-Q for the quarter ended July 31, 2019, file number 1-06089, is incorporated herein by reference.
10.10	*	The H&R Block, Inc. 2000 Employee Stock Purchase Plan, as amended and restated on March 2, 2020, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2020, file number 1-06089, is incorporated herein by reference.
10.11	*	H&R Block Severance Plan, as amended and restated on May 5, 2025, filed as Exhibit 10.11 to the Company's annual report on Form 10-K for the year ended June 30, 2025, file number 1-06089, is incorporated herein by reference.
10.12	*	H&R Block Inc. Executive Severance Plan, as amended and restated effective May 9, 2022, filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2022, file number 1-06089, is incorporated herein by reference.
10.13	*	Form of Indemnification Agreement with Directors and Officers, filed as Exhibit 10.2 to the Company's quarterly report on Form 10-Q for the quarter ended January 31, 2012, file number 1-06089, is incorporated herein by reference.
10.14	*	2008 Deferred Stock Unit Plan for Outside Directors, as amended on September 14, 2011, filed as Exhibit 10.27 to the Company's annual report on Form 10-K for the year ended April 30, 2012, file number 1-06089, is incorporated herein by reference.
10.15	*	Employment Agreement dated November 4, 2021, between H&R Block, Inc., HRB Professional Resources LLC, and Jeffrey J. Jones II, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed November 4, 2021, file number 1-06089, is incorporated herein by reference.
10.16	*	Transition and Strategic Advisor Agreement, dated August 9, 2025, among H&R Block, Inc., HRB Professional Resources LLC, and Jeffrey J. Jones II, filed as Exhibit 10.1 to the Company's current report on Form 8-K filed on August 11, 2025, file number 1-06089, is incorporated herein by reference
10.17	*	Offer Letter, dated August 9, 2025, among H&R Block, Inc., HRB Professional Resources LLC, and Curtis A. Campbell, filed as Exhibit 10.2 to the Company's current report on Form 8-K filed on August 11, 2025, file number 1-06089, is incorporated herein by reference
10.18	*	H&R Block, Inc. 2018 Long Term Incentive Plan, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed September 14, 2017, file number 1-06089, is incorporated herein by reference.
10.19	*	Form of 2018 Long Term Incentive Plan Award Agreement for Deferred Stock Units, as approved on November 3, 2017, filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended October 31, 2017, file number 1-06089, is incorporated herein by reference.
10.20	*	Form of 2018 Long Term Incentive Plan Award Agreement for Non-Qualified Stock Options, filed as Exhibit 10.3 to the Company’s current report on Form 8-K filed September 14, 2017, file number 1-06089, is incorporated herein by reference.
10.21	*	Form of 2018 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on August 11, 2022, filed as Exhibit 10.1 to the Company's current report on Form 8-K filed August 17, 2022, file number 1-06089, is incorporated herein by reference.

10.22	*	Form of 2018 Long Term Incentive Plan Award Agreement for Performance Share Units, as approved on August 11, 2022, filed as Exhibit 10.2 to the Company's current report on Form 8-K filed August 17, 2022, file number 1-06089, is incorporated herein by reference.
10.23	*	Form of 2018 Long Term Incentive Plan Award Agreement for Restricted Share Units, as approved on August 13, 2025, filed as Exhibit 10.21 to the Company's annual report on Form 10-K for the year ended June 30, 2025, file number 1-06089, is incorporated herein by reference.
10.24	*	Form of 2018 Long Term Incentive Plan Award Agreement for Performance Share Units, as approved on August 13, 2025, filed as Exhibit 10.22 to the Company's annual report on Form 10-K for the year ended June 30, 2025, file number 1-06089, is incorporated herein by reference.
10.25	*	Form of 2018 Long Term Incentive Plan Award Agreement for Director Restricted Share Units, as approved on September 16, 2025, filed as Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2025, file number 1-06089, is incorporated herein by reference
10.26		Fourth Amended and Restated Credit and Guarantee Agreement dated June 11, 2021, by and among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent, filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed June 15, 2021, file number 1-06089, is incorporated herein by reference.
10.27		First Amendment to Fourth Amended and Restated Credit and Guarantee Agreement, dated May 25, 2023, by and among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent, including Annex I, which is a conformed copy of the Fourth Amended and Restated Credit and Guarantee Agreement as amended by the First Amendment, filed as Exhibit 10.1 to the Company's current report on Form 8-K filed May 30, 2023, file number 1-06089, is incorporated herein by reference.
10.28		Fifth Amended and Restated Credit and Guarantee Agreement dated July 11, 2025 by and among Block Financial LLC, H&R Block, Inc., the lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as administrative agent, filed as Exhibit 10.1 to the Company's current report on Form 8-K filed July 15, 2025, file number 1-06089, is incorporated herein by reference.
10.29		Program Management Agreement, dated August 5, 2020, by and between Emerald Financial Services, LLC and Pathward, N.A. filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended July 31, 2020, file number 1-06089, is incorporated herein by reference.
10.30		First Amendment to Program Management Agreement, dated December 20, 2021, by and between Emerald Financial Services, LLC and Pathward, N.A. filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed December 23, 2021, file number 1-06089, is incorporated herein by reference.
10.31		Second Amendment to Program Management Agreement, dated October 20, 2023, by and between Emerald Financial Services, LLC and Pathward, N.A. filed as Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2023, file number 1-06089, is incorporated herein by reference.
10.32		Third Amendment to Program Management Agreement, dated April 1, 2024, by and between Emerald Financial Services, LLC and Pathward, N.A. filed as Exhibit 10.30 to the Company's annual report on Form 10-K for the fiscal year ended June 30, 2024, file number 1-06089, is incorporated herein by reference.
10.33		Fourth Amendment to Program Management Agreement, dated October 18, 2024, by and between Emerald Financial Services, LLC and Pathward, N.A. filed as Exhibit 10.1 to the Company's current report on Form 8-K filed on October 23, 2024, file number 1-06089, is incorporated herein by reference.
19.1		H&R Block, Inc. Insider Trading Policy
21		Subsidiaries of the Company.
22		List of Guarantor and Issuer Subsidiaries.
23		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
31.1		Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2		Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	**	Certification by Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	**	Certification by Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
97		H&R Block, Inc. Policy for the Recovery of Erroneously Awarded Compensation
101.INS		XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH		XBRL Taxonomy Extension Schema
101.CAL		XBRL Extension Calculation Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Indicates management contracts, compensatory plans or arrangements.
** Furnished, not filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

H&R BLOCK, INC.

/s/ Curtis A. Campbell

Curtis A. Campbell
President and Chief Executive Officer
August 14, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated on August 14, 2026.

/s/ Curtis A. Campbell	/s/ Tiffany L. Mason	/s/ April M. Wasleski
Curtis A. Campbell President, Chief Executive Officer and Director (principal executive officer)	Tiffany L. Mason Chief Financial Officer (principal financial officer)	April M. Wasleski Chief Accounting Officer (principal accounting officer)
/s/ Richard A. Johnson	/s/ Geralyn R. Breig	/s/ Christian Charnaux
Richard A. Johnson Director, Chairman of the Board	Geralyn R. Breig Director	Christian Charnaux Director
/s/ Sean H. Cohan	/s/ Robert A. Gerard	/s/ Anuradha Gupta
Sean H. Cohan Director	Robert A. Gerard Director	Anuradha Gupta Director
/s/ Mia F. Mends	/s/ Stephanie Plaines	/s/ Victoria J. Reich
Mia F. Mends Director	Stephanie Plaines Director	Victoria J. Reich Director
/s/ Matthew E. Winter		
Matthew E. Winter Director		

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Forward Looking Statements

These materials contain forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “commits,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “goal,” “could,” “may,” or other similar expressions. Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, client trajectory, income, effective tax rate, earnings per share, cost savings, capital expenditures, dividends, share repurchases, liquidity, capital structure, market share, industry volumes, or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying any of the above. They may also include the expected impact of external events beyond the Company’s control, such as outbreaks of infectious disease, severe weather events, natural or manmade disasters, or changes in the regulatory environment in which we operate. All forward-looking statements speak only as of the date they are made and reflect the Company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to a variety of economic, competitive, and regulatory factors, many of which are beyond the Company’s control, that are described in our Annual Report on Form 10-K for the most recently completed fiscal year in the section entitled “Risk Factors” and additional factors we may describe from time to time in other filings with the Securities and Exchange Commission. You may get such filings for free at our website at http://investors.hrblock.com. In addition, factors that may cause the Company’s actual effective tax rate to differ from estimates include the Company’s actual results from operations compared to current estimates, future discrete items, changes in interpretations and assumptions the Company has made, future actions of the Company, and increases in applicable tax rates in jurisdictions where the Company operates. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Market and Industry Data

The data included in this Annual Report regarding the tax preparation services industry, including trends in the market and the company’s position and the position of its competitors within this industry, are based on the company’s estimates, which have been derived from management’s knowledge and experience in the industry, and information obtained from customers, trade and business organizations, internal research, publicly available information, industry publications and surveys and other contacts in the industry. The company has also cited information compiled by industry publications, governmental agencies and publicly available sources. Although the company believes these third-party sources to be reliable, it has not independently verified the data obtained from these sources and it cannot assure you of the accuracy or completeness of the data. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain and the company cannot assure you that it is accurate. Accordingly, you should not place undue weight on the industry and market share data presented in this Annual Report.

NON-GAAP FINANCIAL INFORMATION AND RECONCILIATIONS

We refer to certain non-GAAP financial measures in this Annual Report, including adjusted earnings per share, earnings before interest, taxes, depreciation, and amortization (EBITDA), and free cash flow, which management believes provide additional meaningful information regarding the Company's performance and financial strength. Please see page 32 of the Company's Annual Report on Form 10-K filed with the SEC on August 14, 2026 for additional information regarding non-GAAP financial measures and reconciliations of adjusted earnings per share and EBITDA to the most directly comparable financial measures prepared in accordance with GAAP. Please see the table below for a reconciliation of free cash flow to the most directly comparable financial measure prepared in accordance with GAAP. All non-GAAP financial measures in this Annual Report are from continuing operations. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Because these measures are not measures of financial performance under GAAP and are susceptible to varying calculations, they may not be comparable to similarly titled measures for other companies.

NON-GAAP MEASURES: FREE CASH FLOW

The following is a reconciliation of Free Cash Flow, which is a non-GAAP financial measure:

Free Cash Flow	*(in 000s)*
Year Ended June 30,	2026
Operating cash flow - as reported	$838,695
Less: Capital expenditures	(82,614)
Free cash flow	$756,081

Corporate Information

Headquarters

H&R Block Center
One H&R Block Way
Kansas City, Missouri 64105
816.854.3000

Transfer Agent & Registrar

EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164-0874
or
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
888.213.0968
shareowneronline.com

EQ Shareowner Services maintains the records for registered shareowners and provides a variety of shareowner-related services at no charge, including change of name or address, consolidation of accounts, dividend reinvestment enrollment, and transfer of stock to another person.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1100 Walnut Street, Suite 3300
Kansas City, Missouri 64106-2129

Common Stock

Traded on the New York Stock Exchange
Ticker symbol: HRB

Form 10-K Requests

Upon request, we will furnish, without charge, to our shareholders a copy of our 2026 Form 10-K as filed with the Securities and Exchange Commission. Requests should be directed to Investor Relations by e-mail at investorrelations@hrblock.com or online at https://investors.hrblock.com/.

For more information about H&R Block, visit our website at www.hrblock.com.

Certifications Filed with the Securities and Exchange Commission Pursuant to The Sarbanes-Oxley Act of 2002

The certifications of the Chief Executive Officer and Chief Financial Officer of the company required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits 31.1 and 31.2, respectively, in the company's Form 10-K for the fiscal year ended June 30, 2026.

Certification Submitted to the New York Stock Exchange

The certification of the Chief Executive Officer required by the New York Stock Exchange Listing Standards, Section 303A.12(a), relating to the company's compliance with the New York Stock Exchange Corporate Governance Listing Standards, was submitted to the New York Stock Exchange on December 2, 2025.

H&R Block, Inc.

One H&R Block Way
Kansas City, MO 64105

816.854.3000 | www.hrblock.com